As filed with the Securities and Exchange Commission on September 11, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☒
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☐
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

BURFORD CAPITAL LIMITED
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Guernsey
(Jurisdiction of incorporation or organization)
Regency Court, Glategny Esplanade, St. Peter Port GY1 1WW, Guernsey
(Address of principal executive offices)
Mark N. Klein
Telephone: 212-235-6820
350 Madison Avenue, New York, NY 10017
Copies to:
Andrew J. Pitts
Telephone: 212-474-1000
Cravath, Swaine & Moore LLP
825 Eighth Avenue, New York, NY 10019
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary shares, no par value	BUR (reserved)	New York Stock Exchange (proposed)
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report. N/A.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐      Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☐

i

DEFINITIONS
In this registration statement, unless otherwise indicated or the context requires otherwise:
•
“BAIF” refers to the Burford Alternative Income Fund, a private fund focused on post-settlement legal finance matters.

•
“BCH(UK)L” refers to Burford Capital Holdings (UK) Limited, our wholly owned indirect subsidiary that, among other things, holds the license to operate Burford Law.

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“BCIM” refers to Burford Capital Investment Management LLC, our indirect wholly owned subsidiary, that serves as the investment advisor of all of our managed funds and is registered under the Investment Advisers Act of 1940, as amended.

•
“BCIM Strategic Value Master Fund LP” or “Strategic Value Fund” refer to a limited partnership and limited liability company for which BCIM serves as the investment advisor and which invests in certain complex strategies assets. Investors in the Strategic Value Fund include third-party LPs as well as our balance sheet. Our investment in the Strategic Value Fund currently comprises our capital provision-indirect assets.

•
“Board” refers to the Board of Directors of Burford Capital Limited.

•
“BOF” refers to the Burford Opportunity Fund, a private fund focused on pre-settlement legal finance matters.

•
“BOF-C” refers to the Burford private fund through which the SWF invests in pre-settlement legal finance matters under our SWF arrangement or to the SWF arrangement itself, as applicable.

•
“Burford”, the “Company”, “we”, “our”, “us” or similar terms when used in a historical context refer to Burford Capital Limited, or any one or more of its subsidiaries or their predecessors, or to such entities collectively, except that when such terms are used in this registration statement in reference to the ordinary shares, they refer specifically to Burford Capital Limited.

•
“Burford-only”, “Burford standalone”, “Burford-only balance sheet” or similar terms refers to assets, liabilities and activities that pertain only to Burford itself, excluding any third-party interests and the portions of jointly owned entities owned by others.

•
“Burford Capital Finance LLC” refers to our wholly owned indirect subsidiary and the issuer of our U.S. dollar bonds, which are guaranteed by us as well as a number of our subsidiaries.

•
“Burford Capital LLC” refers to our wholly-owned indirect subsidiary and primary operating company in the U.S.

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“Burford Capital PLC” refers to our wholly-owned indirect subsidiary and the issuer of our pound sterling bonds, which are guaranteed by us as well as a number of our subsidiaries.

•
“Burford Capital (UK) Limited” refers to our wholly-owned indirect subsidiary and our primary operating company in the UK.

•
“Burford Law” refers to our internal law firm that operates under the trade name Burford Law.

•
“claimant” refers to any party in a matter to whom we provide financing. Most of our legal finance business involves providing financing to the party that is advancing a claim, such as the plaintiff, claimant or counterclaimant in a matter. However, we also provide financing to defendants, respondents and other parties from time to time.

•
“Consolidated” refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special-purpose vehicles that we are required to consolidate under IFRS accounting. This presentation conforms to the presentation of Burford on a consolidated basis in our financials. The major entities consolidated into Burford include the Strategic Value Fund, BOF-C and several entities in which Burford holds investments where there is also a third-party partner in or owner of those entities. Note that in our financial statements, our consolidated presentation is referred to as Group.

•
“Exchange Act” refers to the U.S. Securities and Exchange Act of 1934, as amended.

•
“Group” refers to Burford Capital Limited and its consolidated subsidiaries.

•
“Group-wide” refers to Burford and its managed funds taken together, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s consolidated financials. In addition to the consolidated funds, Group-wide includes the Partners Funds, BOF and BAIF and its predecessor.

•
“litigation” is used broadly to refer to any kind of formal dispute resolution process, including court proceedings, arbitration, mediation and other specialty processes such as proceedings before the U.S. Patent and Trademark Office or the International Trade Commission.

•
“Partners Funds” refers to BCIM Partners I, II and III LP, three limited partnerships for which BCIM serves as the investment advisor and which invest in legal finance assets. All three funds are no longer making new investments. BOF is the successor fund in this strategy to the Partners Funds.

•
“SEC” refers to the U.S. Securities and Exchange Commission.

•
“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

•
“SWF” refers to the sovereign wealth fund that is the single investor in BOF-C. The SWF is one of the 25 largest sovereign wealth funds in the world, according to the Sovereign Wealth Fund Institute, as most recently published prior to the date of this registration statement.

•
Currency amounts in this registration statement are in U.S. dollars unless otherwise indicated.

BASIS OF PRESENTATION OF FINANCIAL INFORMATION
We report under International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).
IFRS requires us to present financials that consolidate some of the limited partner interests in funds we manage as well as assets held by our balance sheet where we have a partner or minority investor. See Note 23 to our consolidated financial statements included elsewhere in this registration statement. As described above, we refer to this presentation as “Consolidated” or “IFRS”. We endeavor to provide clarity on Burford as a stand-alone business by furnishing information on a non-IFRS basis that eliminates the effect of this consolidation. As described above, we refer to this presentation as “Burford-only”, “Burford standalone” and “Burford-only balance sheet” as the context requires. We also strive to provide clarity on the business of Burford and its managed funds as a whole by furnishing information on a non-IFRS basis that reflects the contribution of both our consolidated and unconsolidated funds. As described above, we refer to this presentation as “Group-wide”. See “Item 5 — D. Trend Information — Non-IFRS Supplemental Financial Measures” for important information about non-IFRS financial measures, including a reconciliation of these non-IFRS items to our financial statements prepared in accordance with IFRS.
Our financial statements are presented in U.S. dollars.
FORWARD-LOOKING STATEMENTS
In addition to statements of historical fact, this registration statement contains “forward-looking statements”. The disclosure and analysis set forth in this registration statement includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this registration statement. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this registration statement, those results or developments may not be indicative of results or developments in subsequent periods.
Factors that might cause future results to differ include, but are not limited to, the following:
•
adverse litigation outcomes and timing of resolution of litigation matters;

•
valuation uncertainty in respect of the fair value of our capital provision assets;

•
our ability to identify and select suitable legal finance assets and enter into contracts with new and existing clients;

•
changes and uncertainty in law and regulations that could affect our industry, including those relating to legal privilege and attorney work product;

•
improper use or disclosure of confidential and legally privileged information under our control due to cybersecurity breaches, unauthorized use or theft;

•
inadequacies in our due diligence process or unforeseen developments;

•
credit risk and concentration risk relating to our legal finance assets;

•
competitive factors and demand for our services and capital;

•
negative publicity or public perception of the legal finance industry or us;

•
current and future economic, political and market forces, including uncertainty surrounding the effects of COVID-19;

•
potential liability from future litigation;

•
our ability to retain key employees;

•
the sufficiency of our cash and cash equivalents and our ability to raise capital to meet our liquidity needs; and

•
other factors discussed in “Item 3. Key Information — D. Risk Factors” of this registration statement.

Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements contained in this registration statement, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
PRESENTATION OF INDUSTRY AND MARKET DATA
In this registration statement, we rely on and refer to information regarding our business and the markets in which we operate and compete. Certain economic and industry data, market data and market forecasts set forth in this registration statement were extracted from market research, governmental and other publicly available information, independent industry publications and reports prepared by industry consultants. These external sources include publicly available information about the legal finance market as well as certain private third-party reports.
Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe that these industry publications, surveys and forecasts are reliable, we have not independently verified them and cannot guarantee their accuracy or completeness.
Certain information in this registration statement, including, without limitation, statements regarding the industry in which we operate, our position in the industry and our market share relative to our competitors, are based on our internal estimates and analyses and based in part on third-party sources.
We cannot assure you that our estimates or any of the assumptions underlying our estimates are accurate or correctly reflect our position in the industry. None of our internal surveys or information has been verified by any independent sources. All of the information set forth in this registration statement relating to the operations, financial results or market share of our competitors has been obtained from publicly available information or independent research. We have not independently verified this information and cannot guarantee its accuracy.
Certain market share information and other statements presented herein regarding our position relative to our competitors are not based on published statistical data or information obtained from independent third parties, but reflects our best estimates. We have based these estimates upon internal surveys, information published by our competitors and information obtained from our clients, trade and business organizations and associations and other contacts in our industry.

v

PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.
Directors and Senior Management

For the names, business addresses and functions of our directors and senior management, see “Item 6.A. Directors and Senior Management”.
B.
Advisers

Not applicable.
C.
Auditors

Ernst & Young LLP audited our consolidated statements of financial position as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2019, 2018 and 2017 and the related notes. The address of Ernst & Young LLP is 25 Churchill Place, Canary Wharf, London E14 5EY, United Kingdom. Ernst & Young LLP is registered with the Public Company Accounting Oversight Board.
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3.
KEY INFORMATION

A.
Selected Financial Data

The following tables present selected consolidated financial data of the Company as of December 31, 2019, December 31, 2018 and January 1, 2018, and for each of the years in the three-year period ended December 31, 2019. The tables should be read together with “Item 5. Operating and Financial Review and Prospects”. The selected consolidated financial data of the Company is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with IFRS. Our audited consolidated statements of comprehensive income and changes in equity for the years ended December 31, 2019, 2018 and 2017 and the consolidated statement of financial position as of December 31, 2019, December 31, 2018 and January 1, 2018, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.
Consolidated Statement of Comprehensive Income Data
	For the year ended December 31,
(in U.S. dollar thousands except per share data)	2019	2018	2017
	(audited)
Capital provision income	351,828	404,230	315,280
Asset management income	15,160	11,691	14,458
Insurance income	3,545	10,406	7,613
Services income	2,133	1,650	1,837
Cash management income and bank interest	6,703	1,801	2,650
Foreign exchange gains/(losses)	1,992	(1,453)	1,639
Third-party share of gains relating to interests in consolidated entities	(15,318)	(3,348)	(863)
Total income	366,043	424,977	342,614
Operating expenses	(91,402)	(71,831)	(57,479)
Amortization of intangible assets	(9,495)	(9,494)	(11,703)

	For the year ended December 31,
(in U.S. dollar thousands except per share data)	2019	2018	2017
	(audited)
Operating profit	265,146	343,652	273,432
Finance costs	(39,622)	(38,538)	(24,251)
Profit for the year before taxation	225,524	305,114	249,181
Taxation (expense)/credit	(13,417)	12,463	123
Profit for the year after taxation	212,107	317,577	249,304
(Cents)
Basic profit per ordinary share	97.0	150.7	119.7
Diluted profit per ordinary share	96.6	150.3	119.6
Dividends declared per ordinary share	4.17	12.5	11.0
Consolidated Statement of Financial Position Data
	As of
(in U.S. dollar thousands)	December 31, 2019	December 31, 2018	January 1, 2018
	(audited)
Total assets	2,651,984	2,318,982	1,499,353
Total liabilities	1,118,992	955,828	700,789
Total net assets	1,532,992	1,363,154	798,564
Equity
Share capital	609,954	609,954	364,749
Reserves attributable to owners	923,038	753,200	433,815
Total shareholders’ equity	1,532,992	1,363,154	798,564
Other Financial and Operating Measures
This registration statement also presents certain unaudited alternative performance measures (“APMs”), which are not presented in accordance with IFRS or any other internationally accepted accounting principles, including concluded assets, deployed cost, commitments, internal rate of return (“IRR”), return on invested capital (“ROIC”), weighted average life (“WAL”) and assets under management (“AUM”).
The presentation of APMs is for informational purposes only and does not purport to present what our actual results of operations and financial condition would have been, nor does it project our results of operations for any future period or our financial condition at any future date. The presentation of APMs set out in this registration statement is based on available information and certain assumptions and estimates that we believe are reasonable. Our APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded portfolios (as described below).
We have defined each of these APMs as follows:
•
Concluded assets means legal finance assets where there is no longer any litigation risk remaining. We use the term to encompass: (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses); (ii) the portion of legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case), but where the case is continuing with the possibility of receiving additional proceeds; and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time) and there is no longer any litigation risk involved in the asset.

In most instances, concluded assets both conclude and we receive all cash proceeds associated with the asset in the same period. Sometimes, non-cash assets are received or cash will be paid over time. In those instances, a balance sheet due from settlement of capital provision assets is recorded, in which event we estimate the future date we expect to receive cash for purposes of calculating returns such as IRR and WAL. When proceeds are ultimately received, we adjust our presentation of returns to reflect actual proceeds and timing.
•
Deployed cost means the amount of funding we have provided for an asset as of the applicable point in time.

For purposes of calculating returns, we must also consider how to allocate the deployed costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:
•
When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one defendant settles and the remaining defendants continue to litigate, we report the partial resolution when agreed as a partial realization and we allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling defendant to the overall claim.

•
In portfolio assets when a case (or part of a case) resolves or generates cash, we report the partial resolution when agreed as a partial realization and we allocate a portion of the deployed cost to the resolution. That allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.

•
Commitment means the amount of financing we agree to provide for a legal asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (only requiring us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.

•
IRR is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring inflows and outflows from that pool, allocating investment cost appropriately. IRRs do not include unrealized gains.

•
ROIC means the absolute amount of realizations from a concluded asset divided by the amount of expenditure incurred in funding that asset, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of an ROIC basis. MOICs include the return of capital and thus are 1x higher than ROICs. In other words, a 70% ROIC is the same as 1.70x MOIC.

•
WAL means the average length of time until we receive a cash realization from that asset, weighted by the amount of that realization. WAL is, simply, how long our asset will be outstanding on average. In calculating a portfolio WAL, we compute a weighted average of the individual asset WALs.

•
AUM means the fair value of the capital invested in funds and individual capital vehicles plus the capital that we are entitled to call from investors in those funds and vehicles pursuant to the terms of their capital commitments to those funds and vehicles (consistent with the SEC’s definition of AUM). Our AUM will fluctuate as we raise new funds and other investment vehicles, and as existing funds and vehicles mature and no longer represent sources of callable capital in the future; there is no direct translation from AUM to asset management income.

These financial measures are presented as (i) we use them to monitor our financial results and (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way our APMs are calculated. Even though the APMs are used to assess our financial position and financial results, and these types of measures are commonly used by investors, they have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our consolidated financial position or results of operations.
Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (1) Consolidated basis, (2) Burford-only, Burford standalone and Burford-only balance sheet basis and (3) Group-wide basis. Information presented on a Burford-only, Burford standalone, Burford-only balance sheet and Group-wide basis is non-IFRS information. See “Item 5. Trend Information — Non-IFRS Supplemental Financial Measures” for important information about non-IFRS financial measures, including a reconciliation of these non-IFRS items to our financial statements prepared in accordance with IFRS.
B.
Capitalization and Indebtedness

Our authorized share capital is unlimited. As of June 30, 2020, we had 219,049,877 ordinary shares issued and outstanding. See “Item 10. Additional Information — A. Share Capital” for additional information on our ordinary shares. As of June 30, 2020, our total indebtedness was $631.4 million, which consists of our four series of debt securities. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Financial Instruments” for additional information on our debt securities.
C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

This registration statement contains “forward-looking” statements that may be based on assumptions and estimates that are subject to further risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the risks described below and elsewhere in this registration statement. For further information, see “Forward-Looking Statements”.
Risks Related to Our Business and Industry
Litigation outcomes are risky and difficult to predict and a loss in a litigation matter may result in the total loss of our capital associated with that matter.
It is difficult to predict the outcome of litigation, particularly complex commercial litigation of the type in which we specialize. We typically advance capital to our counterparties on a non-recourse basis, and are therefore entirely dependent on a positive, cash-generative outcome in the underlying litigation matter in order to recover our principal and earn a return. If our counterparty is unsuccessful in the underlying litigation matter, if the damages awarded in favor of our counterparty are less than we expect or if it is not possible to successfully enforce a favorable judgment, we could suffer a variety of adverse consequences, including the total loss of our deployed capital and, in some jurisdictions, liability for the adverse costs of the successful party to the litigation. In addition, to the extent we have provided insurance coverage in respect of adverse cost risk in the matter, a loss resulting from an adverse outcome would be compounded with additional adverse cost loss. Unfavorable outcomes in litigation matters we have financed could, individually or in the aggregate, have a material adverse effect on our business, results of operations or financial condition.
Our revenue, earnings and cash flows can vary materially between periods as both the timing of resolution and the outcome of litigation matters are difficult to predict.
Our revenue, earnings and cash flows can vary materially from period to period due to the nature of our business, including the fact that litigation matters often take many years to resolve and the processes involved are subject to change and uncertainty. We are unable to control the progress and resolution of most of our assets because their timing depends upon parties working through the legal systems in various jurisdictions and therefore the timelines for our receipt of any potential return on our assets and the related cash inflow can be long and are difficult to predict. Events or conditions that have not been anticipated may occur and may have a significant effect on the outcome or process of a litigation matter, which may reduce the actual rate of return on an asset. Moreover, the substantive or procedural law relevant to the litigation matters brought by our counterparties may change after we have committed capital. The time, complexity and expense involved in collecting returns on our assets, including the enforcement of judgments and the release of funds held in escrow pending the resolution of a litigation matter, also affect our cash flows. All of these factors contribute to potentially significant volatility in our financial performance and the trading price of our ordinary shares. In addition, we cannot assure you that we will generate cash flows from the returns on our assets in an amount sufficient to enable us to meet all of our obligations or to fund our working capital, asset and other business needs.
Under applicable IFRS accounting standards, we are required to report our capital provision assets at fair value, which can result in volatility in our reported results and a mismatch between operating profit and cash flows and increases in the fair value of such assets may never be realized.
Our capital provision assets are classified as financial instruments in accordance with IAS 32 (Financial Instruments — classification) and accounted for at fair value through the income statement in accordance with IFRS 9 (Financial Instruments). See “Item 5. Operating and Financial Review and Prospects — D. Trend Information — Fair Value Data” and Note 2 (Basis of preparation and principal accounting policies) and Note 6 (Capital provision assets) to our audited financial statements included elsewhere in this registration statement.
Due to the illiquid nature of our capital provision assets, there is inherent valuation uncertainty in the assessment of fair value. Our valuation methodologies involve subjective assessments and require us to make significant and complex judgments about legal matters that are inherently difficult to predict. We review the fair value of each capital provision asset semi-annually.
There is a risk that we will make erroneous judgments in our assessment of fair value which could lead to valuations of capital provision assets differing significantly from their ultimate outcomes. This could materially misstate the value of the capital provision assets in our consolidated statements of financial position and relevant fair value movements recognized in our consolidated statements of comprehensive income.
As further described under “Item 5. Operating and Financial Review and Prospects — D. Trend Information — Fair Value Data”, certain of our individual assets represent a significant portion of the fair value of our capital provision assets. We have one set of exposures on YPF-related assets that, by virtue of fair value adjustments to our carrying value of those assets, account for 42% of our capital provision assets as of December 31, 2019. The carrying value of Burford’s YPF-related assets on its balance sheet (both Petersen and Eton Park combined) was $773 million as of December 31, 2019 including $734 million of unrealized gain, and in 2019, the capital provision income from the YPF-related assets was $188 million, consisting of realized gains relative to cost of $98 million, previous unrealized gains transferred to realized gains of $(78) million and fair value adjustment in the period of $168 million. Since the beginning of 2015, YPF-related assets accounted for $878 million in fair value adjustment, less $144 million in previous unrealized gains transferred to realizations, resulting in $734 million in fair value movement net of transfers.
The application of fair value accounting likely will continue to result in volatility in our reported results and a mismatch between operating profit and cash flows and increases in the fair value of such assets may never be realized. In addition, any errors in valuation could have a material adverse effect on our business, financial condition and operating results.
Our past performance may not be indicative of our future results.
Our past returns should not be considered indicative of our future results. Our past returns have benefited from funding opportunities and general market conditions that may not continue or reoccur and there can be no assurance that we or our funds will be able to avail ourselves of comparable opportunities and conditions. As the market in which we operate matures, we are subject to increased competition for talent and financing opportunities and potentially new regulation. There can be no assurance that any of the current or future single matters or matters contained in our portfolios will eventually be successful. Failure to achieve results consistent with our historical performance could have a material adverse effect on our business, results of operations or financial condition.
Our success depends on our ability to identify and select suitable legal finance assets to fund, and our failure to do so could have a material adverse effect on our ability to achieve our investment objectives.
Our success depends on our ability to source and select legal finance assets that will be successful and will pay returns, which in turn is dependent upon the conclusion, management and realization of suitable funding opportunities. Our Commitments Committee is primarily responsible for identifying and selecting opportunities for us to fund. There is no guarantee that we will be successful in sourcing suitable matters in a timely manner or at all, or in sourcing a sufficient number of suitable legal assets to finance that meet our diversification, underwriting and other requirements. Our ability to select such commitments is dependent on the availability of desirable funding opportunities, which is subject to market conditions, client demand, pricing, competition and other factors outside of our control, including changes in regulations in different jurisdictions and limitations on our ability to adequately investigate the merits of the case or parties involved, among others. A failure by us to identify and select successful legal finance assets to fund could have a material adverse effect on our business, results of operation or financial condition and our ability to achieve our investment objectives.
The failure of the statistical models and decision science tools we use to predict the return on our legal finance assets could have a material adverse effect on our business, results of operations or financial condition.
We use internally developed models and other decision science tools in our operations, including to assist in evaluating the expected return of potential legal finance assets. At the time we enter into a contract to finance a legal asset, however, we are likely to have imperfect information about the litigation matter in question and the likely future outcome. In addition, our historical information about cases or portfolios of cases may not be indicative of the characteristics of subsequent cases or portfolios of cases within the same industry or with comparable other characteristics, and our internal databases and external statistical data may not be as extensive as needed for comprehensive decision science. If the statistical models and decision science tools we use fail to accurately evaluate and predict returns, there could be a material adverse effect on our business, results of operations or financial condition.
The laws relating to legal privilege and attorney work product are complex and continue to evolve and any adverse court rulings, changes in law or other developments could impair our ability to conduct effective due diligence on potential legal finance assets.
To make informed financing decisions we often need access to information beyond that which is publicly available about a litigation matter, and we regularly seek and obtain protected and confidential information known as “attorney work product” in the United States or which is subject to various legal privileges in other jurisdictions. That sensitive information can lose its protection and become accessible to a litigation opponent if it is used publicly (a concept called “waiver”), which could have significant adverse consequences for the litigant. The laws relating to legal privilege and attorney work product are complex and continue to evolve and we could be adversely affected by court rulings, changes in law or other developments. If a court in a particular jurisdiction were to find that disclosure to litigation funders effected a waiver of applicable legal privileges, our access to such information could become constrained in that jurisdiction. Any significant limitations on our ability to access such information could adversely affect our ability to conduct due diligence and make informed financing decisions with respect to certain legal finance assets.
Our business and operations could suffer if we are not able to prevent improper use or disclosure of, or access to, confidential and legally privileged information under our control due to cybersecurity breaches, unauthorized use or theft.
As described above, we obtain protected and confidential information (including attorney work product) as part of our analysis of potential legal finance assets. We also obtain this type of information as part of our ongoing asset monitoring. When we receive this information, we are under a strict obligation to protect it. Among other things, this obligation requires us to tightly restrict access to the information itself.
As described under “— Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations”, attempts to gain unauthorized access to our information technology systems have become increasingly sophisticated over time and our efforts to detect and investigate all security incidents and to prevent their recurrence may be unsuccessful. In addition to the risk of a breach of confidentiality as a result of a cyber incident, confidential information could be compromised in other ways. Although we have implemented controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. If our employees, third-party service providers or counterparties engage in misconduct or fail to follow appropriate security measures, the improper release or use of confidential information could result.
The unauthorized use or disclosure of, or access to, our intellectual property or litigation or business strategy or those of our clients due to a cybersecurity breach, unauthorized use or theft could harm our competitive position, reduce the value of our capital provision assets and have a negative impact on our reputation or otherwise adversely affect our business. In addition, if the courts were to find that we have improperly used or disclosed protected and confidential information, there could be significant adverse consequences for the litigant and we could be subject to complaints or lawsuits for damages or regulatory action as a result.
The due diligence process that we undertake in connection with funding legal finance assets may not reveal all facts that may be relevant in connection with such funding.
Before offering to fund legal finance assets on specified economic and other terms, we conduct due diligence based on the facts and circumstances applicable to the matter that may be the subject of such funding. As part of our due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, technological, environmental, social, governance, ethical, political, legal and regulatory issues. When conducting due diligence and making an assessment regarding funding a legal finance asset, we rely on the information available to us, including information provided by the parties involved in the case we intend to finance. We have no control over the accuracy or sufficiency of information received from such third parties and, in some cases, we have limited experience or no prior dealings with such third parties and are unable to assess their integrity.
The due diligence investigation that we carry out with respect to any funding opportunity may not reveal or highlight all relevant facts (including, without limitation, bribery, fraud or other illegal activities) or risks that would be helpful in evaluating such opportunity. Particularly where we fund a case that is at an early stage, such as before the conclusion of the fact discovery stage in a U.S. litigation, we may have limited ability to ascertain the facts that may have a material impact on the outcome of the litigation. In addition, although we regularly perform factual and legal research beyond what is provided to us by our prospective counterparties, we may underestimate the importance of a legal or factual risk of funding an asset that ends up being conclusive. There are also material factors that contribute to the outcome of funding a legal finance asset that are impossible to research or predict at the outset, such as a judge’s or jury’s positive or negative disposition towards a particular party, witness or lawyer.
Further, we may not identify or foresee future developments that could have a material adverse effect on our return on a legal finance asset, such as the credit risk from our counterparty or from a defendant in a case. For example, we may not uncover the risk associated with poor management of general finances or the litigation itself by a counterparty or defendant, any insolvency risk or potential key-person risk from a counterparty or defendant, or a misalignment of economic incentives between us and a counterparty because of the economics of our funding and developments in the litigation. In addition, financial fraud or other deceptive practices, or failures by personnel at our counterparties to comply with anti-bribery, trade sanctions or other legal and regulatory requirements, could cause significant legal, reputational and business harm to us.
Poor returns on our legal finance assets due to failures in our due diligence process or unforeseen developments could adversely affect our reputation and could materially and adversely affect our business, financial condition and results of operations.
Investors will not have an opportunity to independently evaluate our legal finance assets.
We generally do not disclose details of our existing or prospective legal finance assets (including their valuations for accounting purposes) on an individual basis because of confidentiality, attorney work product and other restrictions. As a result, investors will not have an opportunity to evaluate our legal finance assets and will be dependent upon our judgment and ability in selecting, managing and valuing our assets.
We are subject to credit risk relating to our various legal finance assets which could adversely affect our business.
Prior to the conclusion of a litigation matter, we are subject to the risk that a claimant who is our counterparty, a defendant against whom our counterparty is making a claim, a law firm or another relevant party will encounter financial difficulties or become insolvent, which could delay or prevent the litigation matter from being resolved and may adversely affect our ability to earn a return on the relevant legal finance asset. On becoming contractually entitled to proceeds after the conclusion of a litigation matter, depending on the structure of the particular legal finance asset, we could be a creditor of, or otherwise subject to credit risk from, a claimant, a defendant, a law firm or other relevant parties. Moreover, we may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately, notwithstanding successful adjudication of a claim in the claimant’s favor. If the defendant is unable or unwilling to pay or perform or if any of the parties challenges the judgment or award, we may encounter difficulties in recovery. In addition to the credit risk associated with individual parties to a litigation matter, losses as a result of the credit exposures inherent in our business may adversely affect our cash flows, financial condition and results of operations.

Our portfolio may be concentrated in cases likely to have correlated results and we have a number of assets involving a single law firm.
Our capital provision-direct portfolio includes certain related exposures where we have financed multiple different counterparties in relation to the same or very similar claims, such that outcomes on these related exposures are likely to be correlated. We estimate that the deployed cost of the assets underlying our largest such correlated exposure represented approximately 11% of the Burford-only balance sheet’s total deployed cost of capital provision-direct assets as of December 31, 2019. An adverse litigation outcome in respect of any of these individual claims may result in, or increase the likelihood of, losses in the other related claims.
We have a number of assets involving a single law firm. As of December 31, 2019, our aggregate legal finance assets involving a single law firm (one of the 50 largest law firms in the United States based on revenue according to The American Lawyer) represented approximately 13% of our Group-wide commitments (14% Burford-only balance sheet) and provided approximately 7% of our consolidated total income in 2019 (7% Burford-only total income). These assets include both (i) financing arrangements between us and the law firm and (ii) direct financing arrangements with counterparties who elect to hire the law firm. Accordingly, although our direct financial exposure to the law firm is limited to matters in which it is our counterparty, if such firm were to encounter financial difficulties, dissolve or suffer a substantial loss of personnel, there could be a material adverse effect on our business, results of operation and financial condition.
Our exposure to correlated cases or counterparty concentration could result in increased volatility and could materially and adversely affect our business, financial condition and results of operations.
The lack of liquidity of our legal finance assets may adversely affect our business.
Our legal finance assets typically require significant advances of funds with no guarantee of return or repayment. It may be difficult or impossible to find willing buyers for these assets at prices we believe are representative of their underlying value or at all. Volatility in markets generally also could negatively impact the liquidity of our assets. Illiquid assets typically experience greater price volatility as a ready market does not exist and therefore they can be more difficult to value. In addition, the prices prospective buyers are willing to pay for illiquid assets may be more subjective than more liquid assets. The illiquidity of legal finance assets also is exacerbated by the fact that third parties may be limited in their ability to value these assets because they cannot perform full legal due diligence on a case due to the limitations imposed by applicable legal privileges and protections. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. If we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our assets. As a result, our ability to change the makeup of our portfolio of assets in response to changes in economic and other conditions may be relatively limited, which could adversely affect our business, financial condition and results of operations.
We have commitments that are in excess of funds raised.
We typically have commitments to fund legal finance assets that exceed our total funds available. As of December 31, 2019, our unfunded legal finance commitments for the Burford-only balance sheet amounted to $829 million, $289 million or 35% of which are definitive commitments that we are contractually obliged to fund. We seek to manage our available capital and our capital provision asset portfolio to minimize the risk of a mismatch between the timing of when our commitments will be drawn and available cash, and many of our capital provision agreements set forth timetables for drawings or structure drawings with reference to case events, which provide us with some control over the timing and amounts of capital we provide in respect of our commitments. However, as we do not control the timing of developments with respect to the matters that we fund, it is possible that such a mismatch will occur, in which case we would need either to raise additional capital (which could include the potential sale of an interest in one or more of our existing legal finance assets) or to decline to meet a commitment. There can be no assurance that we will be able to raise capital on reasonable terms or at all, and our inability to do so could cause damage to our business and the potential loss of business and financial relationships. A failure by us to fund our definitive commitments may result in adverse consequences to our business such as a loss of entitlement to any returns with respect to such commitments, a loss of capital we have invested or a claim by a counterparty for damages. Some of our funds also have commitments in excess of funds available and, accordingly, have some of the foregoing risks.
We face substantial competition for opportunities to finance legal assets, which could delay deployment of our capital, reduce returns and result in losses.
Competition for attractive opportunities to finance legal assets may affect our ability to finance on terms which we consider attractive. We compete to acquire legal finance assets with a wide variety of other entities. Our competitors may have access to greater financial resources, technical capabilities or better relationships than we do, may have businesses that are smaller and more flexible than ours, or may develop or market alternative financial arrangements that are more effective or less susceptible to challenge than ours. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of legal assets to finance, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may also face competition from smaller industry participants or law firms using alternative financing models on a smaller scale as well as market entrants that have a regional, industry or specific claims-based approach. Such entities may offer more competitive terms or more tailored approaches to specific industries or claims. We may lose funding opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure to deploy our capital, we may not be able to achieve acceptable returns on our legal finance assets or may bear substantial risk of capital loss.
If the lawyers we rely on to litigate claims and defenses do not exercise due skill and care, or the interests of their clients do not align with ours, there may be a material adverse effect on the value of our legal finance assets.
We are particularly reliant on lawyers to litigate claims and defenses with due skill and care. If they are unable or unwilling to do this for any reason, it is likely to have a material adverse effect on the value of our legal finance assets. While we will typically evaluate the lawyers involved in any legal finance asset we acquire, we do not select such lawyers, we may have limited experience or no prior dealings with such lawyers and there is no guarantee that the outcome of a case will be in line with our or the lawyers’ assessment of the case or that such lawyers will perform with the expected skill and care. As a matter of legal ethics in most jurisdictions, we are also unable to prevent our counterparties from discharging the lawyers who were originally in place in a case and replacing them with lawyers who may be less capable.
In addition, lawyers owe a duty to their clients as well as an overriding duty to the courts. We generally do not own or control a claim which we have financed, and as a result we will not be the client of the law firm representing the claimant in a case that is the subject of our commitment or financing. Accordingly, that law firm may be required to act in accordance with its client’s instructions and interests rather than our own. If the interests of the claimants in the cases we have financed are not aligned with ours, the actions of the lawyers representing such claimants could have a material adverse effect on the value of our legal finance assets, and therefore our business, financial condition and results of operation.
If the commitments we make on behalf of our funds perform poorly, we may not earn asset management performance fees, and our ability to raise capital for future funds may be materially and adversely affected.
Our income from our asset management business is derived from fees earned for our management of our funds and performance fees or carried interest with respect to those funds. If the commitments we make on behalf of our funds perform poorly, we may not earn performance fees. Further, if a fund does not achieve certain investment returns over its life and carried interest that was previously distributed to us exceeds the amounts to which we are ultimately entitled, we may be required to repay that amount under a “clawback” obligation. Moreover, to the extent we have invested balance sheet capital in our funds, we could experience losses on our investments of our own principal as a result of poor performance by our funds or individual assets.
In addition, poor performance by our funds could make it more difficult for us to raise capital for new funds in the future. Investors and potential investors in our funds continually assess our funds’ performance, and our ability to raise capital for future funds will depend on our funds’ continued satisfactory performance. Poor performance may deter future investments in our funds or result in investors demanding lower fees which would adversely affect our asset management fees.
A significant portion of our fund assets under management are attributable to a fund with a single investor.
As of December 31, 2019, BOF-C, a fund with a single investor, the SWF, represented approximately 23% of our fund assets under management. While the SWF is contractually obliged to fund its commitments to BOF-C, if it fails to do so we will no longer have access to this capital and our cash flows from the fund will decline. In addition, if the SWF elects not to commit capital to future funds after BOF-C’s expiry, our asset management business may be adversely affected.
We face competition for investments in our asset management business and may not be successful in raising funds in the future.
The asset management business is highly competitive, and if investors determine that our product offerings are not attractive, we may have difficulty raising additional funds in the future. In order to attract capital, we may be required to structure funds on terms that are less favorable to us or otherwise different from the terms that we have been able to obtain in the past. For example, prospective investors in future funds may require that we allocate larger portions of our commitments in legal finance assets to such funds than under our current internal allocation policy, which would reduce the percentage of our direct investment in, and potential return from, future legal finance assets. These risks could occur for reasons beyond our control, including general economic or market conditions, regulatory changes or increased competition. Our inability to grow our asset management business could result in a decrease in AUM, asset management fees or performance fees, in which case our business, financial condition or results of operations may be adversely affected. Because we rely on the capital available in our funds to acquire legal finance assets, our inability to maintain or increase this source of capital could reduce our overall ability to grow our business.
Our asset management business is highly regulated, and changes in regulation or regulatory violations could adversely affect our business.
Our asset management business is highly regulated and the applicable regulations are subject to change. Compliance with these regulations requires a significant investment of management and financial resources and any liability imposed on us for violations of existing or future regulations could adversely affect our asset management business. The SEC regulates our investment management activities and is empowered to conduct investigations and administrative proceedings that can potentially result in fines, suspensions of personnel, changes in policies, procedures or disclosure or other sanctions, including censure, the issuance of cease-and-desist orders, the suspension or expulsion of an investment advisor from registration or memberships or the commencement of a civil or criminal lawsuit against us or our personnel. Any SEC actions or initiatives against us could have an adverse effect on our financial results. Even if an investigation or proceeding does not result in a sanction or the sanction imposed against us or our personnel were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation.
The laws, regulations and rules relating to legal finance are evolving and may be uncertain, which may have negative consequences for the value or enforcement of our contractual agreements with our counterparties, for our ability to do business in certain jurisdictions or for our cost of doing business.
Law and professional regulation in the area of acquiring or otherwise taking a financial position or a commercial interest with respect to legal claims and defenses is evolving and can be complex and uncertain in the United States and elsewhere. Our legal finance assets could be open to challenge or subsequently reduced in value or extinguished as a result of these regulations. In various jurisdictions there are prohibitions or restrictions in connection with funding claims (known in many common law jurisdictions as maintenance, and a form of maintenance, called champerty) or the assignment of, or other economic participation in, legal claims. For example, in New York, Judiciary Law § 489 prohibits the assignment of a legal claim in certain circumstances, and certain other jurisdictions have similar laws. In New York, the relevant case law currently provides that the contracts underlying our legal finance assets are valid. However, such case law may be overruled or the statutory and other laws in New York or other jurisdictions could be amended to include additional prohibitions or restrictions, which may adversely affect our business. The ability to participate financially in a lawyer’s fees is also limited in certain jurisdictions (including by ethical rules prohibiting a lawyer from sharing fees with non-lawyers). Such prohibitions and restrictions are governed by the laws, rules and regulations of each relevant jurisdiction and vary in degrees of strength and enforcement in different state, federal or non-U.S. jurisdictions. This is a complex issue that involves both substantive law and choice of law principles. However, in many jurisdictions, the relevant issues may not have been considered by the courts nor addressed by statute and thus obtaining legal advice or clarity is difficult. If we, our counterparties or the lawyers handling the underlying matters were to be found to have violated the relevant prohibitions or restrictions in connection with certain matters, there could be a materially adverse effect on the value of the affected legal finance assets, our ability to enforce the relevant contractual agreements with our counterparties and the amounts we would be able to recover with respect to such matters, or our costs for such matters.
In addition, politicians, advocacy groups and media reports have, in the past, advocated action to restrict litigation financing. Various jurisdictions have enacted or are considering enacting laws or regulations requiring the disclosure of litigation funding or other non-prohibitory regulation. Such laws or regulations or other future laws or regulations may deter parties from engaging us, result in a reduction in the overall number of potential legal finance assets or adversely affect the value of legal finance assets already in existence in such jurisdictions.
The laws, rules, regulations and supervisory guidance and policies applicable to our business activities are subject to regular modification and change, including by institutions such as U.S. state and federal legislatures, bar associations, courts and other U.S. and non-U.S. legislative, regulatory, judicial or advisory bodies. For example, the “Litigation Funding Transparency Act of 2019”, which was introduced in the current session of Congress, S.471, would require litigants to “produce for inspection and copying” any legal funding agreements creating contingent rights to payment in class actions and multidistrict litigations. That bill, like its nearly identical predecessors introduced in previous sessions, has not progressed beyond the Senate Judiciary Committee. The Safe to Work Act, which was also introduced in the current session of Congress, S.4317, would require the court in coronavirus-related class actions or multidistrict litigations where counsel have obtained legal finance to direct notice to potential class members, including “a description of the financing arrangement”, although the impact of any such requirement on our business is currently unclear. From time to time, similar legislation is introduced in state legislatures in the United States. For example, a bill is pending in the Ohio Senate, S.B. 322, which would require a claimant to file his or her litigation funding agreement with the court and provide it to the opposing party upon service of his or her complaint. The bill was referred to the Senate Judiciary Committee and no further action has been taken to date. Changes to laws, regulations or regulatory policies, including changes in interpretation or implementation of laws, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, delay new funding arrangements, limit the quantity and size of our financing arrangements, limit the types of services we may offer or our funding opportunities, decrease returns on our legal finance or other assets, and allow certain clients to void our contracts with them.
Negative publicity or public perception of the legal finance industry or us could adversely affect our reputation, business and results of operations.
Negative publicity about the legal finance industry in general or us specifically, even if inaccurate, could adversely affect our reputation and the confidence in our business model. For example, there is regular negative political and media activity in the United States with respect to the U.S. consumer litigation finance industry. Although Burford does not participate in that industry, negative publicity about that industry could adversely affect the public perception of the commercial litigation finance industry or lead to overly broad regulation of litigation finance in general.
Failure to protect our reputation and brand in the face of negative publicity and ethical, legal or moral challenges could lead to a loss of trust and confidence. There are various factors that may cause litigants, law firms and other actual and potential customers to be more reluctant to pursue external financing, such as publication in the online, print and broadcast media of stories about us or the litigation finance industry, about real or perceived abusive practices or about regulatory investigations or enforcement actions. Online articles, blogs and tweets may lead to the increasingly rapid dissemination of a story and increase our exposure to negative publicity. Adverse public perception of the legal finance industry or us may increase media scrutiny of our business and could make it more likely that we receive negative attention if our employees engage in unlawful or questionable behavior, if we engage in internal disputes or disputes with former employees or if any of our counterparties is subject to negative publicity. Negative publicity relating to legal or regulatory violations by any of the third parties we engage, or negative publicity relating to the kind of matters we pursue, could also result in reputational damage to us.
Negative publicity could jeopardize our relationships with existing counterparties or our ability to establish new relationships or diminish our attractiveness as counterparties generally. Any of the foregoing could impact our ability to fund commitments, pursue our legal rights or collect amounts due to us, and may materially and adversely affect our business, results of operations or financial condition.
There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with IFRS. Any changes in these estimates, judgments or assumptions, including any changes as a result of changes in accounting principles and guidance, or their interpretation, could result in unfavorable accounting charges or effects.
The preparation of financial statements in accordance with IFRS requires management and the Board to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes, including any changes as a result of changes in accounting principles and guidance, or their interpretation, could result in corresponding changes to the amounts of assets and liabilities, income and expenses.
We are subject to the risk of being deemed an investment company.
If the Company were deemed an “investment company” under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business. An entity will generally be deemed to be an “investment company” for purposes of the Investment Company Act if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (frequently referred to as an “orthodox” investment company) or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (frequently referred to as an “inadvertent” investment company). Excluded from the term “investment securities”, among other things, are U.S. federal government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.
The Company is and holds itself out as a leading global finance firm focused on law, with businesses that include litigation finance and risk management, investment management, asset recovery and a wide range of legal finance and advisory activities. We believe that, even if the Company’s legal finance assets were to be determined to constitute investment securities for purposes of the Investment Company Act, it should be exempt from registration as an investment company under Section 3(c)(5) of the Investment Company Act. Section 3(c)(5) of the Investment Company Act excludes from the definition of investment company “[a]ny person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: (A) [p]urchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services or (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services”. The Company and its subsidiaries that conduct its core litigation finance business are not in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and are primarily engaged in the business of litigation finance by way of financing and acquiring notes evidencing financing, for purposes of the Investment Company Act, to parties engaged in litigation or arbitration and their law firms. The purpose of such financing is to provide the counterparties with the capital necessary to finance the costs associated with litigation.
The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that the Company will not be deemed an investment company under the Investment Company Act, which will require us to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. If the Company is deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us and our customers and materially adversely affect our business, financial condition and results of operations.
Legal, political and economic uncertainty surrounding the effects of COVID-19 could adversely impact our business, financial condition and results of operations.
The COVID-19 pandemic has adversely affected the global economy, disrupted global supply chains and created significant volatility in the financial markets. While many courts and arbitral tribunals remain in operation and continue to render decisions, some cases have experienced and will continue to experience delay and disruption. We expect that our cash proceeds from litigation resolutions will be lower in the near term as the courts work through these issues. We also expect to make lower levels of new commitments to new cases in the near term as lawyers’ work has been disrupted and some counterparties are focused on other issues.
In addition, in a period of constrained liquidity, defendants may be less willing to settle litigation matters, extending duration and therefore restricting our ability to recycle capital. There is also an increased risk that defendants may encounter financial difficulties or become insolvent, which could impact the timing and quantum of litigation recoveries. To the extent that defendants in our matters do become insolvent, the impact of a defendant’s insolvency on pending litigation is very difficult to predict and is not only case specific but dependent on the insolvency process in the jurisdiction in issue. Our expected recoveries may be delayed and could be reduced during the restructuring or liquidation process.
The counterparties to whom we provide capital may also encounter financial difficulties or become insolvent in a period of constrained liquidity. We typically provide capital to our counterparties on a non-recourse basis and only receive a return upon the conclusion of a successful claim. If our counterparties encounter financial difficulties or become insolvent before the final resolution of their claims and are otherwise unable or unwilling to continue with their claims, we may decide to advance additional funds to them on terms that are less favorable to us. If we decide not to advance additional funds to such counterparties, it is possible that they will not be able to pursue their claims and we may therefore not earn any returns from such counterparties.
In addition, market conditions may restrict access to capital for us. While we expect to generate organic cash each year for reinvestment, we also rely on the availability of external capital — both corporate debt and fund capital — to maximize our growth prospects. If we do not have access to external capital, our growth could be curtailed, especially if defendants settle at a slower pace than in the past. While it is not possible to ascertain the precise impact COVID-19 may have on us from an economic, financial or regulatory perspective, any of the above factors, individually or in the aggregate, could have material adverse consequences on our business, financial condition and results of operations.
Litigation and legal proceedings against us could adversely impact our business and financial condition.
We are regularly subject to litigation and arbitration incidental to our business, including tactical litigation against us in the context of an ongoing funded matter. The types of claims made against us in lawsuits include claims for compensatory damages, punitive and consequential damages or injunctive relief. When we fund cases against sovereigns, there is the further risk of retaliatory criminal investigation or prosecution.

In the past, purported securities class action litigation has been instituted against companies following periods of volatility in the overall market and in the price of a company’s securities. We have previously been the subject of one purported class action litigation of this nature. Although that litigation was withdrawn, listing our ordinary shares on a U.S. stock exchange means that we may be more likely to be subject to similar litigation in the future, which, even if not successful, may divert our management’s attention and cause us to incur significant expenses in defending these lawsuits. Any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses.
Any of these developments could materially adversely affect our business and financial condition.
Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategies.
Our performance is, to a large extent, dependent upon the judgment and ability of our management, including, in particular, our co-founders, Chief Executive Officer Christopher Bogart and Chief Investment Officer Jonathan Molot. We also depend on other key personnel, including the members of our Commitments Committee and Management Committee. Our success will therefore depend largely upon the ability of certain members of our management and other key personnel and our ability to retain them and to compensate them appropriately, especially in light of the high levels of remuneration available from the major law firms from which they have typically come and the potential pressures on such remuneration levels from the public markets. The death, incapacity or loss of the service of any of our management or other key personnel could have a material adverse impact on our business. In addition, our performance may be limited by our ability to employ and retain sufficient skilled personnel. Such a failure to retain or recruit suitable replacements for significant numbers of skilled personnel could damage our business.
The failure of our third-party service providers to fulfill their obligations, or misconduct by our third-party providers, may have a material adverse effect on our business.
We depend on third-party service providers for fund administration and to provide a variety of corporate services to manage our multi-jurisdictional structure. There can be no assurance that our internal controls and procedures will be effective in monitoring and managing such third-party service providers. The failure of our third party-service providers to fulfill their obligations to us, or misconduct by our third-party providers, could disrupt our operations and lead to reputational harm, which may have a material adverse effect on our business.
Our operations are dependent on the proper functioning of information technology systems.
We rely on our information technology (“IT”) systems to conduct our business, including case management and documentation, as well as producing financial and management reports on a timely basis and maintaining accurate records. Our processes and systems may not operate as expected, may not fulfil their intended purpose or may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters or similarly disruptive events. Any failure of the IT systems or third-party infrastructure on which we rely could lead to costs and disruptions that could adversely affect our reputation, business, results of operations, financial condition and prospects.
Computer and data-processing systems are susceptible to malfunctions and interruptions (including those due to equipment damage, power outages, computer viruses and a range of other hardware, software and network problems). A significant malfunction or interruption of one or more of our computer or data-processing systems could adversely affect our ability to keep our operations running efficiently and affect service availability. In addition, it is possible that a malfunction of our data system security measures could enable unauthorized persons to access sensitive data, including information relating to our intellectual property or litigation or business strategy or those of our clients. Any such malfunction or disruptions could cause economic losses. A failure of our IT systems could also cause damage to our reputation which could harm our business. Any of these developments, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.
Our systems may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise. In addition, our systems face ongoing cybersecurity threats and attacks. Attacks on our systems could involve, and in some instances have in the past involved, attempts intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, or divert or otherwise steal funds, including through the introduction of computer viruses, “phishing” attempts and other forms of social engineering. Cyberattacks and other security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees. There has been an increase in the frequency and sophistication of the cyber and security threats we face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target us because we hold a significant amount of confidential and sensitive information about our legal finance assets. As a result, we may face a heightened risk of a security breach or disruption with respect to this information. There can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. If our systems are compromised, do not operate properly or are disabled, or we fail to provide the appropriate regulatory or other notifications in a timely manner, we could suffer financial loss, a disruption of our businesses, liability to our investment funds and fund investors, regulatory intervention or reputational damage. Furthermore, if we fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm and may cause our fund investors and counterparties to lose confidence in the effectiveness of our security measures.
Our international operations subject us to increased risks.
We operate internationally and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social and economic conditions and unforeseeable developments in a variety of jurisdictions. Our non-U.S. operations are subject to the following risks, among others:
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political instability;

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international hostilities, military actions, terrorist or cyber-terrorist activities, climate change, natural disasters, pandemics (including the current COVID-19 pandemic) and infrastructure disruptions;

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differing economic cycles and adverse economic conditions;

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unexpected changes in regulatory and tax environments and government interference in the economy;

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changes to economic sanctions laws and regulations;

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foreign exchange controls and restrictions on repatriation of funds;

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fluctuations in currency exchange rates;

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inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws;

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difficulties in attracting and retaining qualified management and employees; and

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difficulties in penetrating new markets due to entrenched competitors or lack of local acceptance of our services.

Our overall success as a global business depends, in part, on our ability to anticipate and effectively manage these risks, and there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our non-U.S. operations, our business, financial condition and results of operations may be materially adversely affected.
We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to meet our obligations under our indebtedness, which may not be successful.
We have significant indebtedness. Our ability to make principal or interest payments when due on our indebtedness and to fund our ongoing operations will depend on our future performance and our ability to generate cash, which is subject to general economic, financial, competitive, legislative, legal, regulatory and other factors, many of which are beyond our control. In addition, our cash flows, to a large extent, depend on the outcome of litigation matters in respect of which we have made a capital commitment. Such outcomes are inherently uncertain and it is difficult to accurately forecast our cash flows for any future period. In addition, the trust deeds governing our debt obligations contain various covenants, including the requirement to maintain a certain leverage ratio. If we are unable to comply with these covenants, payment on our debt obligations may become due early. If we do not have sufficient cash at the required time, we may have difficulty meeting our payment obligations under our existing debt.
At the maturity of the obligations under the existing notes and any other debt which we incur, if we do not have sufficient cash flows from operations and other capital resources to pay our debt obligations, or to fund our other liquidity needs, or we are otherwise restricted from doing so due to corporate, tax or contractual limitations, we may be required to refinance our indebtedness. If we are unable to refinance all or a portion of our indebtedness or obtain such refinancing on terms acceptable to us, we may be forced to reduce or delay our business obligations, activities or capital expenditures, sell assets, raise additional debt or equity financing in amounts that could be substantial, or restructure or refinance all or a portion of our debt, on or before maturity. We cannot guarantee that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all, or that those actions would secure sufficient funds to meet our obligations under our indebtedness.
We may face exposure to foreign currency exchange rate fluctuations and may hold unhedged securities positions.
Three of our four series of outstanding notes are denominated in pounds sterling and some of our legal finance contracts and intercompany loans are denominated in local currencies. Fluctuations in the value of the U.S. dollar and foreign currencies, particularly pounds sterling, may affect our results of operations when translated into U.S. dollars. We do not currently engage in any currency-hedging activities to seek to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to seek to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges.
In addition, from time to time, we may take substantial positions in the securities of companies that are subject to a corporate or regulatory event or to litigation. While we may seek to hedge these positions, appropriate hedging may not be available at a cost we consider reasonable or at all. If the value of the underlying securities were to decline, we would experience losses, which may have a materially adverse effect on our business and results of operations.
The tax treatment of our financing agreements is subject to significant uncertainty.
We structure our financings on a case-by-case basis in consultation with our professional advisers and seek to comply with applicable law. However, there is limited authority and significant uncertainty regarding the tax treatment of litigation finance, or the structures through which we provide our financing, in the applicable jurisdictions in which they are made. Accordingly, there can be no guarantee that an applicable taxing authority will accept our position on the tax treatment of a financing, or the structures we employ. If an applicable taxing authority were to successfully maintain a different position, the value of our assets could be adversely affected, we could be subject to additional tax liability or both. In addition, tax laws and regulations are under constant development and often subject to change as a result of government policy. Changes in applicable tax laws could adversely affect the taxation of our assets or us.
Risks Related to Our Ordinary Shares
No prior public market exists for the ordinary shares in the United States and one may not develop in the United States; assuming a public market develops in the United States, our ordinary shares will be traded on more than one market and this may result in price variations.
Currently, there is no public market for our ordinary shares in the United States. An active and liquid public trading market may not develop or be sustained after the listing of our ordinary shares in the United

States. Illiquid or inactive trading markets generally result in higher price volatility and lower efficiency in the execution of sale and purchase orders. We cannot predict the prices at which our ordinary shares will trade.
Our ordinary shares have traded on AIM since 2009, and are being listed on the NYSE. Trading in our ordinary shares on these markets will take place in different currencies (U.S. dollars on the NYSE and pounds sterling on AIM), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and the United Kingdom). The trading prices and liquidity of our ordinary shares on these two markets may differ due to these and other factors, including different custody and settlement arrangements that may affect cross-market trading. Any decrease in the price of our ordinary shares on AIM could cause a decrease in the trading price of our ordinary shares on the NYSE. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in the trading price of our ordinary shares.
The trading price of our ordinary shares may fluctuate significantly.
The market price of our ordinary shares has been highly volatile. During the period from January 1, 2019 to June 15, 2020, the closing price of our ordinary shares on the London Stock Exchange’s AIM (“AIM”) has ranged from a high of £18.32 on March 13, 2019 (approximately $24.23) per ordinary share to a low of £2.81 on March 18, 2020 (approximately $3.31) per ordinary share. The market price of our ordinary shares could continue to be volatile as a result of the risks described in this section, and others beyond our control, including:
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regulatory actions or changes in laws with respect to legal finance or practices commonly used in the legal finance industry;

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actual or anticipated fluctuations in our financial condition and operating results;

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actual or anticipated changes in our growth rate relative to our competitors;

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increased competition;

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announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

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failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

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issuance of research reports by securities analysts or other members of the financial community;

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fluctuations in the valuation of companies perceived by investors to be comparable to us;

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additions or departures of key management;

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sales or issuances of our ordinary shares by us, our insiders or our other shareholders; and

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general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our ordinary shares to fluctuate substantially, regardless of our actual operating performance.
If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary, the price of our ordinary shares could decline.
The trading market for our ordinary shares likely will be affected by the research and reports that equity research analysts publish about us and our business, over which we have no control. For example, in August 2019, we were the subject of a short attack or bear raid based on a negative report making what we believe to be baseless allegations about our corporate governance and accounting policies, and our share price fell significantly and has continued to be volatile. The price of our ordinary shares could decline if one or more equity analysts issues unfavorable commentary or ceases publishing reports about us.

We cannot assure you that we will pay dividends or distributions.
Our Board declared and we paid an interim cash dividend of 4.17 cents per share in December 2019. Given the economic uncertainties surrounding the COVID-19 pandemic, our Board did not propose payment of a final dividend for 2019. We cannot assure you that we will declare dividends or distributions in the future. The declaration and payment of dividends and distributions, if any, will always be subject to the discretion of our Board and the requirements of Guernsey law (including, without limitation, satisfaction of a statutory solvency test). The timing and amount of any dividends or distributions declared will depend on, among other things, our cash flows from operations and available liquidity, our earnings and financial condition and any applicable contractual restrictions.
In addition, Burford Capital Limited is a holding company with no material assets other than the ownership of its subsidiaries and no independent means of generating revenues. Accordingly, our ability to pay dividends will be subject to the ability of our subsidiaries to transfer funds to us.
Future sales or the issuances of our securities may cause the market price of our ordinary shares to decline.
The market price of our ordinary shares could decline as a result of issuances of securities (including our ordinary shares) by us or sales by our existing shareholders of ordinary shares in the market, or the perception that these issuances or sales could occur. Sales of ordinary shares by shareholders may make it more difficult for us to sell equity securities at a time and price that we deem appropriate. As of June 30, 2020, there were a total of 2,263,581 ordinary shares issued under our long-term incentive plan. In addition, as of June 30, 2020, 19,286,693 ordinary shares remain available for future grant under our long-term incentive plan through 2030. Sales or issuances of substantial numbers of ordinary shares, or the perception that such sales or issuances could occur, may adversely affect the market price of our ordinary shares.
We are an “emerging growth company” which may make our ordinary shares less attractive to investors.
We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act as discussed below and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden-parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Because of the exemptions from various reporting requirements provided to us as an “emerging growth company”, we may be less attractive to investors if they believe that our financial accounting is not as transparent as that of other companies. That may result in a decrease in the price of our ordinary shares and it may be difficult for us to raise additional capital. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations that are applicable to U.S. domestic issuers, including:
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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;

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the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the Regulation FD rules governing the selective disclosure of material nonpublic information.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you will not receive the same information that would be made available to you if we were a U.S. domestic issuer.
We will lose foreign private issuer status if a majority of our common shares are held in the United States. Losing foreign private issuer status in the future would require us to comply with the reporting regime that applies to U.S. domestic companies. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly greater than the costs incurred as an SEC foreign private issuer. Among other consequences, we would be required to prepare historical financial statements in accordance with U.S. generally accepted accounting policies rather than IFRS. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we would lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.
As a foreign private issuer whose shares will be listed on the NYSE, we intend to follow certain home country corporate governance practices instead of certain NYSE requirements.
We are incorporated under the laws of Guernsey and our corporate affairs, including with respect to corporate governance, are principally governed by the Companies (Guernsey) Law, 2008. We are a “foreign private issuer” under the securities laws of the United States and the rules of the New York Stock Exchange (“NYSE”). Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement of an annual performance evaluation of the compensation committee, (ii) the requirement to adopt and disclose corporate governance guidelines and (iii) the requirement to have an internal audit function.
Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements for domestic issuers.
If we are unable to satisfy the requirements of Sarbanes-Oxley, or our internal control over financial reporting are not effective, the reliability of our financial statements may be impacted.
As a Guernsey-incorporated company traded on AIM, a market operated by the London Stock Exchange, Burford has, since its inception in 2009, produced annual financial statements that have been audited pursuant to International Standards on Auditing (“ISA”) and applying IFRS. As long as Burford remains a foreign private issuer for U.S. securities law purposes, Burford will continue to report under IFRS unless it seeks AIM’s approval to begin reporting under U.S. generally accepted accounting policies. As a U.S. registrant, Burford is now also subject to an audit in accordance with the Public Company Accounting Oversight Board (the “PCAOB”) standards, which impose a different control regime than that of ISA. Moreover, in connection with our proposed listing on the NYSE, we will become subject to the requirements of the Sarbanes-Oxley Act (“Sarbanes-Oxley”). The SEC rules implementing Section 404 of Sarbanes-Oxley require a company subject to the reporting requirements of the Exchange Act to complete a comprehensive evaluation of its internal control over financial reporting. To comply with this statute, we will be required to assess, document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Under the JOBS Act, emerging growth companies (“EGCs”) are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a transition period that will end after five years or at such earlier time as we cease to be an EGC. However, in our second annual report filing after successfully completing our registration (which we anticipate to be the annual report for the year ending December 31,

2021), we will be required to report on the effectiveness of our internal controls over financial reporting. We will need to prepare for compliance with Section 404 of Sarbanes-Oxley by assessing, documenting and testing our system of internal controls to provide the basis for our report.
Under the PCAOB auditing standards applicable to us as an Exchange Act reporting company, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. During the course of our testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by Sarbanes-Oxley. Investor confidence in our financial reporting may weaken as a result, and the market price of our securities may suffer.
In preparation for filing this registration statement with the SEC, we and our independent registered public accounting firm undertook procedures to assess our internal control over financial reporting in accordance with the PCAOB auditing standards applicable to SEC registrants. In the course of those procedures, we and our accounting firm identified two areas related to (i) the lack of information technology general controls around user access and change management for information systems that are relevant to the preparation of financial statements and (ii) the inadequate segregation of duties in our internal control environment that represent material weaknesses under the PCAOB standards. As described above, pursuant to Section 404 of Sarbanes-Oxley, we will need to assess and report on the effectiveness of our internal control over financial reporting in connection with our second annual report filing after completing our registration (which we anticipate to be the annual report for the year ending December 31, 2021). Accordingly, we will need to remediate these control items prior to that date in order to determine that our internal control over financial reporting is effective for purposes of Section 404 of Sarbanes-Oxley. Although, as described under See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Internal Control Over Financial Reporting”, these items did not impact our historical financial statements and we have begun efforts to remediate them, our failure to remediate them by the time we need to be compliant with Section 404 of Sarbanes-Oxley could have an adverse impact on us.
We will incur significantly increased costs and be required to devote substantial management time as a result of operating as a public company in the U.S.
As a public company in the U.S., we will incur significant legal, accounting and other expenses that we do not incur as a public company in the United Kingdom. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company in the U.S. or the timing of such costs.
If we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, that classification could result in adverse U.S. federal income tax consequences to U.S. investors.
As described further below under “Item 10. Additional Information — E. Tax Considerations — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company”, if we are treated as a PFIC in any year during which a U.S. Holder holds our ordinary shares, such U.S. Holder could be subject to significant adverse U.S. federal income tax consequences as a result of the ownership and disposition of our ordinary shares.

Risks Related to Our Incorporation in Guernsey
Your rights and protections as our shareholder will be governed by Guernsey law, which may differ in certain material respects from the rights and protections of shareholders of U.S. corporations.
Our corporate affairs are governed principally by our memorandum of incorporation and articles of incorporation and by the Companies (Guernsey) Law, 2008 (the “Companies Law”). The Companies Law differs in certain material respects from laws applicable to companies incorporated in the U.S. See “Item 10. Additional Information — B. Memorandum and Articles of Incorporation — Differences Between Rights of Our Shareholders and Rights of Shareholders of Delaware Corporations”.
The Royal Court of Guernsey may require a party to litigation to reimburse the prevailing party for its costs associated with the litigation. Our articles of incorporation entitle us to require shareholders to provide security against any such costs awarded to us by the Royal Court.
The Royal Court of Guernsey may require a party to litigation to reimburse the prevailing party for its costs associated with the litigation. Accordingly, if a shareholder were to bring an action against Burford in the Royal Court of Guernsey and Burford prevails in the litigation, the Royal Court of Guernsey may order the shareholder to reimburse Burford for its fees, costs and expenses incurred in connection with the defense of such action.
Article 40 of our articles of incorporation provides that Burford is entitled to security for costs in connection with any proceedings brought against it by a shareholder (which may include proceedings in jurisdictions outside of Guernsey). This provision, for example, applies to any proceeding brought against Burford by a shareholder in its capacity as a shareholder under the Companies Law or our articles of incorporation. Article 40 of our articles of incorporation does not apply to any proceeding brought against a director, officer or affiliate of Burford. This means that if a shareholder brings an action against the Company in the Royal Court of Guernsey, Burford may request that the Royal Court order such shareholder to provide security (which will need to be in a form acceptable to the Royal Court and may be directly or through a third party surety) to satisfy any award of costs the Royal Court of Guernsey may award to Burford. See “Item 10. Additional Information — B. Memorandum and Articles of Incorporation — Exclusive Forum; Fees”.
The Royal Court’s ability to award costs to Burford and the provision in our articles requiring shareholders to provide security for any such award of costs to Burford could discourage shareholders from bringing lawsuits that might otherwise benefit the Company’s shareholders.
The insolvency laws of Guernsey and other jurisdictions may not be as favorable to you as the U.S. bankruptcy laws.
The Company is incorporated under the laws of Guernsey. In the event of a bankruptcy, insolvency or similar event, proceedings could be initiated in Guernsey or another relevant jurisdiction. The bankruptcy, insolvency, administrative and other laws of the Company’s and its subsidiaries’ jurisdictions of organization or incorporation may be materially different from, or in conflict with, each other and those of the United States, including in the areas of rights of creditors, shareholders, priority of governmental and other creditors and duration of the proceeding. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s law should apply, adversely affecting your ability to enforce your rights under the ordinary shares in those jurisdictions or limit any amounts that you may receive.
It may be complex or time consuming to effect service of U.S. court process or enforcement of U.S. judgments against us or certain of our directors and officers.
The Company is incorporated under the laws of Guernsey. Certain of our directors and officers reside outside of the United States. In addition, a substantial portion of our assets is located outside the United States. It may be more complex or time consuming to serve U.S. court process on us or on our officers or directors or to enforce U.S. court judgments against us than if we were a U.S. company with all of our officers and directors located in the United States, including judgments predicated upon civil liabilities under U.S. federal securities laws.

ITEM 4.
INFORMATION ON THE COMPANY

A.
History and Development of the Company

We are composed of our parent company, Burford Capital Limited, and a number of wholly owned subsidiaries in various jurisdictions through which we conduct our operations and make our investments. Burford Capital LLC is the principal operating entity in the U.S. and Burford Capital (UK) Limited is the principal operating entity in the U.K. Those two entities provide various corporate and investment advisory services to other group companies. Burford Capital Limited, the parent company, does not have any operations or employees itself.
We were incorporated in Guernsey on September 11, 2009. Initially, we were established as a registered closed-ended collective investment scheme. In October 2009, our ordinary shares commenced trading on the London Stock Exchange’s AIM under the symbol “BUR”.
In late 2012, we altered our corporate structure by deregistering as a registered closed-ended collective investment scheme and reorganizing to implement a new group structure incorporating certain of our wholly owned subsidiaries. In connection with this reorganization, we acquired our investment adviser, Burford Group Limited, through a cashless merger.
In 2011, we acquired Firstassist Legal Expenses Insurance, a leading provider of litigation expenses insurance in the U.K., which was the basis of our legacy adverse cost insurance business, now in run-off. In 2015, we acquired Focus Intelligence Ltd., a business intelligence firm that specialized in investigative litigation and arbitration, asset tracing and judgment enforcement. In December 2016, we acquired GKC Holdings, LLC, a law-focused asset manager registered as an investment adviser with the SEC. This acquisition added a third-party asset management business to our structure to expand the diversity of capital offerings to investing clients and generate an asset management revenue stream. In 2018, we re-entered the insurance business with BWIL. BWIL provides adverse cost insurance to litigants in cost-shifting jurisdictions where Burford has provided funding.
Burford Capital Limited has a single class of ordinary shares which are traded on AIM. Subsidiaries have issued bonds traded on the Main Market of the London Stock Exchange.
The chart below contains a summary of our organizational structure as of December 31, 2019. The chart does not depict all of our subsidiaries, including intermediate holding companies through which certain of the subsidiaries depicted are held.

Information about our “significant subsidiaries” as defined in Rule 1-02(w) of Regulation S-X under the Securities Act is set forth below:
Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest
Burford Capital LLC	United States	100%
Ireton LLC	United States	100%
Prospect Investments LLC	United States	100%
Winfields LLC	United States	100%
Burford Capital Holdings (UK) Limited	United Kingdom	100%
Burford Capital PLC	United Kingdom	100%
We maintain our principal executive offices and our registered address at Regency Court, Glategny Esplanade, St. Peter Port GY1 1WW, Guernsey. Our telephone number at that address is +44 1481 723 450.
Upon effectiveness of this registration statement, we will be subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http://www.burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into this registration statement.
B.
Business Overview

Our Products and Services
The following is a discussion of our products and services, which comprise: (i) legal finance, (ii) complex strategies, (iii) post-settlement finance and (iv) asset management. For a description of our operating segment presentation, see “Item 5. Operating and Financial Review and Prospects”.
Legal Finance
Core Litigation Finance
Our litigation finance business provides capital and expertise to many of the world’s largest law firms and their clients. We finance commercial high-value single litigation matters or portfolios of matters at any stage of the litigation process, from before inception to after a final judgment has been entered. In some instances, we provide financing to a law firm that has agreed to take on a case on a contingent fee or alternative fee basis. In other situations, we provide financing to monetize the value of a claim by offering a client an upfront cash payment for a claim with significant potential value. We in turn receive our funded cost and return from the ultimate settlement or judgment on the claim.
We also provide financing to law firms and corporate clients for portfolios of cases. In these instances, we provide financing for a group of cases with the same counterparty on terms that tend to recognize the lower risk of loss generally associated with multi-case portfolios. We underwrite each case in these portfolios. Typically, the cases in a portfolio are cross-collateralized, such that we can recover losses in one case from successes in another. This structure reduces our risk and allows us to offer more attractive terms while still achieving a similar risk-adjusted return as with single cases. Portfolios allow us to originate larger volumes of assets with greater efficiency.
For corporate clients, legal finance allows them to hire law firms that will only agree to work on an hourly fee basis. Further, our financing allows corporate clients to avoid incurring legal fees as an operating expense, thereby improving their net income metrics. Monetizations allow corporate clients to obtain value and cash for an asset that otherwise would not appear in their financial statements. We work with all sizes of businesses, including Fortune 100 and FTSE 100 companies, to monetize their litigation positions to unlock the value of pending litigation and unenforced judgments and to enhance corporate balance sheets.

For law firm clients, our financing allows them to obtain cash to operate their businesses and pay their lawyers even when they have taken a case on a contingent fee basis. It also allows law firms that prefer to operate on an hourly basis to compete for contingency fee work.
Origination and Underwriting
We engage in extensive marketing and operate a dedicated origination team. Although a primary focus for the origination team continues to be law firms and lawyers (the traditional source of most of our opportunities), we have also been increasingly directly targeting potential corporate clients, resulting in the procurement of several large financing opportunities.
In 2019, we had 1,414 inquiries generated from marketing and our origination team (2018: 1,470).
Before we make a commitment, we conduct extensive in-house due diligence. All financing agreements must be approved by one of our dedicated Commitments Committees which consider legal merits, risks, reasonably recoverable damages, proposed budget, proposed terms, credit issues and enforceability.
The manner in which we provide funding on a commitment varies widely. Some financing agreements require us to provide funding over a period of time, whereas other agreements require us to fund the total commitment up front. In addition, our undrawn commitments are either discretionary or definitive. Discretionary commitments are those commitments where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. Definitive commitments are those commitments where we are contractually obligated to fund incremental capital and failure to do so without good reason (such as a negative change in a case’s prospects) would typically result in adverse contractual consequences.
The terms of our financing agreements also vary. In some cases, we have broad discretion as to each incremental funding, and in others, we have little discretion and would suffer adverse consequences were we to fail to provide incremental funding.
In 2019, our in-house diligence team reviewed 570 potential legal finance assets (2018: 456).
Pricing and Returns
We use a wide range of economic structures for our legal finance assets. The structure of each legal finance asset varies and our returns can have several components, including:
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return of our funded capital;

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time-based return such as an interest rate or multiple; or

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percentage of the ultimate proceeds received.

In a basic single case funding transaction, we pay some or all of the costs of a claimant bringing a litigation matter. In such transactions, we typically use a structure that provides for our capital back plus a time-based return followed by an entitlement to some portion of the net recovery. For example, we might structure our return so that upon conclusion of a successful claim, we would receive our funded cost back plus two times our cost plus 20% of net proceeds from the claim. Alternatively, we might structure our return so that upon conclusion of a successful claim, we receive our funded cost back plus 40% of net proceeds from the claim plus an interest rate on our entitlement that begins to accrue at some point after closing. As another alternative, we might have an entitlement that is based solely on the funded amount and not any percentage of the proceeds, but increases over time. For example, the structure may be such that if the claim is successfully resolved within one year after closing, our entitlement is our funded cost back plus our cost, if it is resolved more than one and less than two years after closing our entitlement is our funded cost back plus two times our cost, and if it is resolved more than two years after closing our entitlement is our funded cost back plus three times our cost. Terms are bespoke, the foregoing examples are hypothetical and not every investment will have all of these components, and some will have other structures. Moreover, the larger or more complex a matter, the more likely it is that we will use an individually designed transactional structure to fit the needs of the matter, to accommodate what are often multiple parties with economic interests and to align interests and incentivizerational economic behavior.

We also engage in transactions in which the risk of loss can be reduced, typically by using a portfolio or multi-case structure, but occasionally through a variety of other structures such as interest-bearing recourse debt (sometimes with a premium based on net recoveries) or the purchase of equity or debt assets that underlie the relevant litigation or arbitration claims.
We have built proprietary analytical tools that enhance our ability to analyze and price any legal finance matter. Using the significant data set we have developed over 10 years of operation as well as the views of our experienced underwriters, we employ a bespoke asset return model to calculate the likelihood of loss and probability-weighted risk-adjusted returns for each asset that goes to the Commitments Committees.
We price our capital commensurate with the risks we identify and quantify. Broadly, as we underwrite new legal finance assets, we are targeting risk-adjusted returns consistent with the historic performance of our concluded portfolio.
In 2019, we closed 99 new legal finance arrangements (2018: 87).
Asset Monitoring; Realizations
We have a robust internal portfolio management process to optimize legal finance assets. Each of our matters has a Burford professional assigned to monitor the underlying case. We generally schedule regular calls with clients to discuss case developments. Case updates are reported monthly to senior management. We also conduct a quarterly risk review and provide an in-depth quarterly report on our entire portfolio to senior management and our Board. We conduct an extensive semi-annual review of every legal finance asset for valuation purposes. In addition to receiving reports from counsel, we proactively keep ourselves informed of case developments, including receiving docket alerts and reviewing court documents filed.
Our matters resolve in various ways consistent with the outcomes in the litigation process generally. Many of our matters reach a negotiated resolution — a settlement — between the litigants, either before or after going to trial. Others do not resolve amicably and go all the way through the formal dispute resolution process, including trial and appeal(s). The duration of those outcomes varies widely and depends on the complexity of the matter and the schedule of the relevant tribunal. In a small number of instances, we have made a secondary sale of all or a portion of a legal finance asset prior to the conclusion of the underlying matter. For example, we have sold 38.75% of our interest in the proceeds of the Petersen claim for $236 million in cash in a series of third-party transactions over the past three years. See “Item 5. Operating and Financial Review and Prospects — D. Trend Information — Fair Value Data.”
In many instances, our clients receive full cash payment for the entitlement from matters at the time of their conclusion. However, there are some instances where payments are delayed by agreement (for example, when a settlement is paid in installments over time) or where the parties agree on an entitlement that includes non-cash value that must be monetized over time. Because our client is giving up some valuable leverage through the pendency of the litigation process by agreeing to a resolution, clients tend not to do so unless payment is quite certain, and it is very rare in our experience for there to be a default in connection with such payments. There are, of course, some instances where defendants lose and refuse to pay, in which case enforcement efforts may be needed.
Once there is no longer any litigation risk on a matter, such as when there has been an agreed (but unpaid) settlement, the matter becomes a due from settlement of capital provision asset. At that point, we record the estimated value to be received (discounted appropriately) as income, and thereafter recognize separately any further increments in value caused by the passage of time, such as from interest running on the entitlement. Due from settlement receivables for legal finance assets typically are resolved into cash during a financial reporting period, though some can take varying lengths of time before generating cash. In a small number of cases (less than 5% of realizations by value to date), we have received an asset other than cash (such as stock, a mortgage or a note) for our entitlement upon conclusion of a case. In these cases, we estimate the value of the asset for purposes of recording realization income, and then record gains or losses on the asset over time on our income statement until it is resolved into cash. At December 31, 2019, we had less than $30,000 of this kind of asset on our books.

Privilege and Confidentiality
In order to make our underwriting decisions and conduct our ongoing asset monitoring, we receive from our clients confidential and legally privileged information (what in the U.S. is called “attorney work product”). That sensitive information can lose its protection and become accessible to a litigation opponent if it is disclosed (a concept called “waiver”), which could have catastrophic consequences for the litigant. We are entitled to receive such information but are under a strict obligation to protect it to minimize the risk of waiver. Among other things, this obligation requires us to tightly restrict access to the information itself and conclusions drawn from it. As an example, the release of individual valuations of ongoing legal finance assets may create a risk of waiver over sensitive information since a court order or other event that might give rise to an asset valuation can only be put in context with the use of privileged information. We thus do not release asset valuations of ongoing matters, including partially concluded cases, and are similarly unable to provide other asset-specific information about our portfolio unless that information becomes publicly available through other means.
Legal Risk Management
In many legal jurisdictions (although generally not in the United States), the loser in a litigation must pay the winner’s legal expenses, creating adverse cost risk. As a result, there is a market for insurance against that adverse cost risk.
In 2011, we acquired a leading provider of adverse cost insurance in the U.K. Following certain unfavorable changes in regulations that we anticipated at the time of the acquisition, we stopped issuing new insurance policies through this legacy business at the end of 2016, and it has been in run-off since then. This business wrote about 57,000 insurance policies while open to new business. Of those matters, 79% resolved favorably, 21% suffered losses and fewer than 200 cases remain unresolved. Our operating profits from this business have exceeded $80 million. We have only 11 cases from this legacy business remaining in the 250,000 pounds sterling (approximately $313,975 as of June 15, 2020) and above category of potential liability.
Adverse legal cost risk remains a key issue, however, especially in the kind of larger complex litigation that is the focus of our core business. For example, it is difficult to find a path forward on English litigation claims once the adverse cost exposure approaches 20 million pounds sterling (approximately $25,118,000 as of June 15, 2020), as there is limited capacity in the insurance market for such claims. Moreover, adverse cost protection is often a prerequisite in large cases as individual claimants are typically unwilling to take on the kind of joint-and-several adverse cost exposure that can exist in such cases and large institutional claimants are often unwilling to have exposure to the risk of loss.
Given our historical experience as an insurance provider and our expertise in litigation risk assessment, we re-entered the adverse cost insurance business in 2018 with BWIL, our wholly owned Guernsey insurer. BWIL offers adverse cost insurance globally in litigation and arbitration cases. BWIL currently takes on 20% of the insurance risk and enter into contracts with reinsurers to take the remaining risk.
Currently, BWIL only writes coverage for matters which we are financing as part of our core litigation finance business. We view this business as enabling our more profitable litigation finance business, not as a material standalone business in its own right.
Asset Recovery
Once a matter has been litigated through to a final judgment, and all appeals have been exhausted, that judgment is enforceable as a debt obligation of the judgment debtor. While many litigants do pay their judgments when they ultimately lose a matter, some do not, and further effort is needed to collect the judgment debt.
Our asset recovery team provides expert assistance to lawyers and clients on global asset location and enforcement, including providing legal expertise, critical research and investigative strategies as part of a recovery effort. We use global legal tactics and strategies to obtain information and ultimately to seize assets to satisfy judgments.

Asset recovery offers two additional benefits beyond its financial contribution. First, it is an additional service to offer to our clients. Second, our asset recovery team can provide valuable insight into judgment collectability as part of our legal finance underwriting process, as well as critical assistance in enforcing judgments in our own legal finance portfolio should the need arise, although it has done so only rarely.
Historically, we provided asset recovery services on a fee-for-services basis. However, over the past several years, we have been adding a capital provision model such that the bulk of our business is now done on risk in exchange for a share of whatever recovery is generated.
This capital provision approach gives rise to a legal finance asset for our balance sheet. We underwrite, structure and price these asset recovery assets in a similar manner to our other legal finance assets. As a consequence, we anticipate that these assets will have risk-adjusted returns similar to the rest of our portfolio and should ultimately be more profitable than the fee-for-services approach.
Recently, two international banks have contracted with our asset recovery business to outsource on a capital provision basis their asset recovery work arising out of non-performing loans and other similar assets. These arrangements are attractive to us because we can structure desirable economics based on recoveries across the bank’s portfolio as opposed to a single case basis.
In 2016, in order to enhance our ability to serve asset recovery clients, we launched Burford Law, a three-person internal law firm we operate that works closely alongside our asset recovery team to provide a flexible, seamless and cost-effective service to judgment, award, insolvency and other creditors. Burford Law is a trade name and not a separate legal entity; the license to operate Burford Law, issued by the Solicitors Regulation Authority of England and Wales (the “SRA”), is held by BCH(UK)L.
Complex Strategies
In our complex strategies business, we act as a principal and acquire assets that we believe are mispriced and where value can be realized through recourse to litigation and regulatory processes, as opposed to our core litigation finance business, where we provide financing for clients but do not acquire an ownership interest in the client’s underlying litigation claims or the assets underlying disputes. We typically acquire complex strategies assets, for example equity interests in companies, in either public or private transactions. We can operate across the spectrum of legal assets with a wide variety of duration, risk and return characteristics in pursuit of desirable risk-adjusted returns. In most cases, there is underlying asset value to support the position, in addition to potential value from legal or regulatory proceedings.
Unlike in our legal finance business, where we are financing a client who retains decision-making authority in the litigation, in complex strategies matters, we are the owner of the asset associated with the claim and assert a claim ourselves based on those assets. We control the claim and can manage it actively. Moreover, if the claim fails and does not produce proceeds, we will still own the underlying assets. Otherwise, much of the two approaches is identical, including reliance on our legal and financial diligence process and our post-financing management process. With both types of assets, we view the outcome of litigation and regulatory processes as the key driver of returns. Complex strategies assets generally permit us to deploy more capital per situation and to have a more predictable level of total capital deployed than would be the case with our core litigation finance assets.
There are also significant risk management benefits with complex strategies investments because, if we lose the litigation, we still own the underlying asset, allowing us to recoup all or a portion of our funded cost by means of selling or otherwise realizing the value of the asset itself, as opposed to the core litigation finance business where a loss of the case will generally cause us to lose our entire funded cost. Most complex strategies assets are much lower risk than the corresponding client-financing asset but still deliver attractive returns.
In recognition of the impact of the underlying asset value on complex strategies assets, we have a separate complex strategies Commitments Committee, which includes members with significant financial market expertise and members with legal backgrounds.
We began our complex strategies activities in 2017 and these are undertaken largely through a consolidated fund, the Strategic Value Fund, in which we have made a substantial general partner investment alongside the capital provided by the fund’s limited partners (see “— Asset Management”).

An example of our complex strategies assets is in merger appraisal situations. In these, we typically take largely offsetting long and short equity securities positions in conjunction with merger transactions where we pursue judicial appraisal of the fair value of the acquired company’s share price to determine whether an adequate control premium was offered. To illustrate better how this strategy works, consider that many U.S. companies are incorporated in Delaware, which has a statutory provision that permits shareholders of Delaware companies to challenge in court the price at which a company proposes to enter into a merger transaction. By holding shares in the targeted company prior to the transaction closing, we become entitled to pursue that Delaware litigation directly. In such an example, we typically isolate the litigation risk by hedging the underlying equity position. In many jurisdictions, including Delaware, acquirors are required to pay a statutory interest rate on funds owed to a shareholder pursuing an appraisal claim while that claim is pending. As a consequence, acquirors very often prepay the value of the acquisition price even while our appraisal claim is ongoing to reduce the amount of interest owed while the appraisal claim is pending.
Post-Settlement Finance
In addition to our legal finance business, we also offer clients the ability to monetize post-settlement and other legal receivables. There can be significant delays between the point at which parties to a litigation matter agree upon a settlement and the finalization of and payment under the settlement. Often, those delays are due to the operation of the judicial process, which may require notice periods and fairness hearings before approval of settlements. In the interim period, both law firms awaiting payment of their fees and clients eager for cash to flow may well find it attractive to secure funding against those expected receipts.
In addition, law firms are often looking for funding at various points, particularly over their fiscal year end when cash is needed to pay partners and employees. In those situations, we offer the ability to monetize or purchase a law firm’s receivables, which typically are high quality.
In both types of situations, as well as others where a lower-risk but legal-related financing opportunity arises, we are able to provide capital at pricing levels considerably lower than traditional litigation finance. We provide this type of finance through one of our managed funds, BAIF (see “— Asset Management”). Though we manage this fund and receive management and performance fees from it, we are not an investor in it and it is not consolidated into our consolidated financial statements.
Asset Management
We operate eight private funds as an investment adviser registered with and regulated by the SEC, in addition to certain “sidecar” funds pertaining to specific assets. A sidecar is a pooled investment vehicle through which certain investors co-invest directly in specific assets alongside our private funds. As of December 31, 2019, we had two active sidecars. Our interest in such sidecar funds is generally limited to incentive fees; no incentive fees were recognized in 2019. The discussion of our funds ignores sidecars unless specifically included and we collapse fund structures into overall strategies, ignoring, for example, onshore and offshore separations and parallel funds. As of December 31, 2019, our total assets under management were $2.9 billion. We believe that we are the largest investment manager focused on the legal finance sector by a considerable margin.
We view our funds business as an important addition to our balance sheet business. Having access to private fund capital has improved our ability to pursue financing opportunities and has also permitted us to engage in larger transactions without seeking external partners.
Under our current internal policy, we allocate certain portions of every new commitment to our own balance sheet and our various funds as follows.
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Core Litigation Finance: We allocate 25% of each new matter to BOF, our flagship litigation finance fund; 50% to our SWF arrangement, and 25% to our balance sheet. The structure of our SWF arrangement is such that the SWF contributes two-thirds of the capital and we contribute one-third, with the result that the balance sheet is effectively providing 42% of all new advances. BOF-C is the fund through which the SWF contributes its portion of the capital. Therefore, in presenting BOF-C data throughout this registration statement, we are presenting data on just the SWF’s portion of the arrangement; our portion is included in our balance sheet data. In that context, BOF-C is allocated 33% of each new eligible asset. Also note that BOF-C does not, by pre-agreement, participate in certain specified types of litigation finance assets, in which case BOF-C’s allocation is attributed between BOF and our balance sheet. Once BOF is fully committed, which is expected to occur during 2020, the SWF has agreed that BOF-C’s share of eligible commitments will increase from 33% today (two-thirds of 50%) to 50% while BOF or its successor fund are unavailable to make further commitments. In that circumstance, the balance sheet’s share of eligible commitments will increase from 42% to 50%.
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Asset Recovery and Legal Risk Management: We allocate 100% of our asset recovery and legal risk management matters to our balance sheet.

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Post-Settlement: We allocate 100% of our post-settlement assets to BAIF.

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Complex Strategies: We allocate 100% of certain specified assets to the Strategic Value Fund; other complex strategies assets that do not meet the mandate of the Strategic Value Fund are allocated to our balance sheet.

We generally conduct the sponsorship and management of our funds through limited partnerships. Each fund that is a limited partnership has a Burford-owned general partner that is responsible for the management and operation of the fund’s affairs and makes all policy and asset selection decisions relating to the conduct of the fund’s business. Except as required by law, the limited partners of such funds take no part in the conduct or control of the business of such funds, have no right or authority to act for or bind such funds and have no influence over the voting or disposition of the securities or other assets held by such funds. Each fund engages an investment adviser. Burford Capital Investment Management LLC serves as the investment adviser for all our funds and is registered under the Investment Advisers Act of 1940, as amended.
We fund a revolving credit facility from our balance sheet to two of our funds (Strategic Value Fund and BOF). Each of the funds can draw on this facility at our discretion in order to fund assets in which it is investing while the fund completes a call of capital from its limited partners, at which point the fund repays the borrowed amount. The purpose of this facility is to allow the funds to consolidate their limited partner capital calls into larger, less frequent calls, which limited partners generally prefer. While balances under that revolving credit facility sometimes rise at period end given our high level of activity at such times, draws under the revolving credit facility tend to be modest in size and short in duration, and we retain complete discretion over whether to allow use of the facility at any time.
Our Group-wide Portfolio
Set forth below is a brief summary of our Group-wide portfolio. See “Item 5. Operating and Financial Review and Prospects — D. Trend Information” for additional details on our portfolio.
We provide our financing and other services through three principal operating segments: (i) capital provision, which includes our capital provision direct portfolio and capital provision indirect portfolio, (ii) asset management and (iii) services and other corporate. For a description of our operating segment presentation, see “Item 5. Operating and Financial Review and Prospects”.
The top two geographic locations for our Group-wide capital-provision direct commitments are North America (42%) and Europe (30%). The Group-wide capital provision-direct portfolio encompasses 13 case types across 20 industries. The top three case types, excluding mixed cases, are antitrust (15%), intellectual property (12%) and arbitration (10%). The top three industries, excluding mixed industries, are insurance (7%), diversified financials (7%) and utilities (6%).
Across the Group, new funding commitments increased 19% in 2019 to $1.573 billion (2018: $1.326 billion), reflecting robust demand for our financing as well as the trend we have observed in recent years of rising asset sizes, a segment of the market where our scale and financial strength provides competitive advantage. Of our Group-wide commitments, corporate clients account for 52% of such commitments, law firms account for 44% of such commitments and other clients account for the remaining 4% of such commitments.

Our annual Group-wide realizations increased by 22% from $841.0 million for the year ended December 31, 2018 to $1,028.0 million for the year ended December 31, 2019.
Our Clients
We engage with law firms and corporate litigants around the world. We have worked with 93 of the AmLaw 100 and 89 of the 100 largest global law firms by revenue according to rankings by The American Lawyer, along with numerous litigation boutiques. As legal finance has become more widely known and as we have developed more direct relationships with corporate litigants, we are sourcing an increasing share of our corporate business directly, including from Fortune 100 and FTSE 100 clients.
Geographic Activity
We have offices in New York, Chicago, Washington, London, Singapore and Sydney. We have a diverse group of lawyers qualified in the U.S., England, Australia, Germany, Switzerland, Hong Kong and Israel. See “Item 5. Operating and Financial Review and Prospects — D. Trend Information — Details on the Portfolio” for a breakdown of our portfolio by geographic location.
Compliance and Risk Management
Framework
The Board oversees our risk management and internal control systems. In conjunction with the strategy set by the Group, the Board forms the risk appetite, determines the type and tolerance levels of significant risks it is prepared to take and ensures that judgments and decisions are taken that promote the success of the business. The Board also monitors actual or potential conflicts of interest while avoiding unnecessary risks and maintaining adequate capital and liquidity. Our risk management culture is critical to the effectiveness of our risk management framework.
Our risk appetite policy is founded on a set of robust and comprehensive financing and asset management procedures as well as a conservative approach to capital and liquidity management. The key risks are identified through our consideration of our strategy, external risk factors, the operating environment for our businesses and an analysis of individual processes and procedures. At each Board meeting, these principal risks are reviewed and updated.
The Board’s review of key risks focuses on identifying those risks that could threaten the business model or the future performance, capital or liquidity of the business. Risks are screened for the potential impact of external developments, regulatory expectations and, as the legal finance industry leader, market standards.
Assets
As applied to our portfolio of legal finance assets, we manage risk by employing a disciplined, comprehensive, multi-stage process to evaluate potential assets, in which we benefit from the judgment and experience of our highly qualified team of experienced lawyers and finance professionals. We also use an internal, proprietary risk tool to assess risk during the asset assessment process and regularly thereafter once financing has been made and engage in substantial portfolio management activities applying a risk-based approach.
Enterprise
We regularly consider business and systemic risk in our operating units and overall. We have long been focused on operational risk and have a system of internal controls designed to protect and enhance the integrity of our internal processes and data. Among other steps, we have a dedicated functional team focused on the implementation of our operational controls and data management.
Moreover, we are fundamentally a business run by experienced lawyers, including some who have functioned in senior legal roles in major global corporations. The challenge in many businesses is reining in individuals who take on unacceptable or ill-considered risk, and it is the function of the lawyers to hold those reins. At Burford, we have a business run by people accustomed to that role. Our culture is a disciplined, risk-focused one, augmented by an eight-member in-house legal and compliance team. In addition to our ongoing risk management activities within the business, a comprehensive risk presentation is made to the Board at each quarterly meeting.
Financial Controls
Our finance team currently has 17 dedicated finance staff, including eight with public accounting qualifications located throughout the business and present in all three of our large offices. By having the Finance team embedded in the business and privy to asset-financing activity, we gain considerable control benefits in addition to a more effective operation. We make a relatively small number of investments each year, closing only a couple of new legal finance assets per week on average, which limits the number of processes and transactions required.
We also have controls around access to payment systems and the release of payments. For example, for any payment, regardless of size, to be released, that payment must be created within the banking system by one of several team members, none of whom have the authority to release payments, and then the payment’s release must be authorized by two other team members separately, neither of whom is able to create a payment. Thus, at least three different people from two different groups are required to provide sign-off before a single wire payment leaves Burford’s account. Moreover, payments are not created without a formal process of approval, with investment payments being circulated widely among and approved by the underwriting team. Senior executives in the business, including the Chief Executive Officer (CEO) and the Chief Investment Officer (CIO), do not have access to our payment systems and cannot create or release payments as a control matter.
Foreign Exchange
We are a U.S. dollar reporting business with the considerable majority of our operations occurring in dollar-denominated activities. We also pay our dividends in U.S. dollars. However, our first three bond issues, totaling 365 million pounds sterling, are denominated in pounds sterling and thus we are exposed to currency risk. We also have a minority of our assets denominated in currencies other than U.S. dollars. We generally do not hedge our currency exposure although our asset exposure to different currencies, especially pounds sterling, does provide a degree of natural hedging.
Brexit
We do not anticipate a materially negative impact from Brexit. Indeed, Brexit creates uncertainty, and uncertainty is generally good for the legal sector as it drives demand for services and creates disputes, so from that perspective Brexit may be positive for us.
Compliance Program
We have channels for reporting misconduct or other workplace issues. Employees are asked to escalate any known or suspected compliance policy violations or misconduct to the Chief Compliance Officer (CCO) or, if they prefer, employees have the option to call or email a hotline (which is administered by a third party) on an anonymous basis. We also maintain a global anti-retaliation and whistleblower policy. Nothing in the policy prohibits an employee from reporting potential violations of law or regulation directly to a government agency. Retaliation of any type against an individual who reports any suspected misconduct or assists in the investigation of misconduct is strictly prohibited.
Diligence
Before we make a commitment, we conduct extensive in-house diligence. All financing agreements must be approved by one of our dedicated Commitments Committees, which consider legal merits, risks, reasonably recoverable damages, proposed budget, proposed terms, credit issues and enforceability.
Technology
We are always alert to the risk associated with the dissemination of our confidential information publicly, especially as that information contains highly sensitive client litigation information. We have also focused on the risk associated with attacks on our financial systems. We have never had a widespread data breach, but we have protocols in place should one occur.
From our inception, we have been sensitive to these issues and have operated on an entirely cloud-based platform. Our data does not sit on our own servers, but rather on the servers of world-class technology companies. The use of those platforms also comes with built-in disaster recovery protection.
However, data security is much more than protecting data against invasive hacking. Human error and inattention is arguably a greater risk than sophisticated penetration attacks. Thus, we engage in a variety of training and testing, and we also introduce restrictions on technology use designed to minimize those risks. We regularly review best practices from both the legal and the financial services industries and are engaged in a program of continuous improvement. We have an internal cybersecurity committee, composed of senior representatives of all our offices, and we regularly review, benchmark and audit our cybersecurity controls against peer norms, including those promulgated by the SEC and best practices identified in the legal and the financial services industries. A formal internal IT review is provided by the IT department to the Board annually. Moreover, we maintain a set of cybersecurity and information security policies. The policies provide escalation points for reporting potential breaches to the Chief Information Officer and CCO. If a potential breach were to occur, the Chief Information Officer would escalate to the CEO. The Chief Information Officer and Information Technology team maintain a protocol for responding to a potential breach.
Finally, we strive to create a pervasive culture of information technology security, focusing particularly on the tone set from the top when it comes to these issues. Our senior management regularly spends time on these issues and communicates their importance to all staff.
In addition to data security, we are focused on privacy and are sensitive to the various obligations we face in that regard. Given that we do not deal with consumers and are purely a corporate business, the burdens on us are far less than on businesses amassing considerable personal data. We also have procedures in place to address conflicts of interest; those procedures have operated effectively in the period under review.
Our Industry
Despite the overall size and stability of the legal industry, certain trends have fueled the growth of legal finance. In particular, increasing numbers of corporate clients prefer to pay law firms for success rather than on an hourly fee basis. Yet law firms operate as cash businesses with little balance sheet capacity and often need the steady stream of income that hourly fees provide. Legal finance has grown rapidly over the past decade to bridge this gap. In addition, corporate legal departments are under pressure to extract value from their litigation assets, and legal finance gives them a tool to do so.
We believe our addressable market to be three areas of legal activity: (i) a portion of the amount paid to law firms each year as legal fees, (ii) the underlying asset value of claims, settlements, judgments and awards and (iii) the value of assets affected by legal and regulatory processes. We believe that each of these areas is of significant size and much greater than the supply of capital available, and that we are at an early stage of total market penetration.
Regulations
We are regulated in a number of different ways. The SEC regulates our investment management business. The U.K. Financial Conduct Authority (the “FCA”) regulates our legacy insurance business. The Guernsey Financial Services Commission regulates our new insurance business conducted through BWIL. The FCA reviews our debt prospectuses for our London Stock Exchange Main Market-traded debt and regulates our U.K. insurance intermediation business. AIM and Numis Securities Limited, our nominated adviser, regulate our activities as a public company in the U.K. We will be subject to the rules and regulations of the NYSE and the SEC as a public company in the U.S. We are also subject to a myriad of laws and regulations, ranging from the Bribery Act and the Foreign Corrupt Practices Act to Anti-Money Laundering and Know Your Customer regulations in many jurisdictions.
Regulation is also a matter that varies by jurisdiction. For example, the U.S. has a long tradition of not regulating non-bank finance providers who deal with corporate clients, as we do. Most states have quite a clear ceiling above which sophisticated parties like us and our corporate clients are free to contract without regulatory oversight; for example, in New York, that point is when the capital provision generally exceeds $500,000, well below Burford’s smallest investment. On the other hand, the U.K. does engage in some regulation of legal finance conduct, as expressed in a Code of Conduct promulgated by the Association of Litigation Funders, a self-regulatory body that operates under the auspices of the Ministry of Justice and of which we were a founder. In Australia, there are specific conflicts of interest rules for litigation funders to follow. Some newer entrants to the market, such as Singapore and Hong Kong, have also enacted regulatory regimes largely focused on capital adequacy and constraining abusive behavior.
There is no question that certain lobbyists for large corporate interests have added legal finance to the long list of litigation-related items to which they are opposed. However, we have not seen any indication that there is any groundswell of support for regulation of this sector; ongoing discussion tends to be around subsidiary issues such as disclosure and capital adequacy. For example, the “Litigation Funding Transparency Act of 2019”, which is currently pending, would require litigants to “produce for inspection and copying” any legal funding agreements creating contingent rights to payment in class actions and multidistrict litigations. That bill, like its nearly identical predecessors introduced in previous sessions, has not progressed beyond the Senate Judiciary Committee. The Safe to Work Act, which is also current pending, would require the court in coronavirus-related class actions or multidistrict litigations where counsel have obtained legal finance to direct notice to potential class members, including “a description of the financing arrangement”, although the impact of any such requirement on our business is currently unclear. From time to time, similar legislation is introduced in state legislatures in the United States. For example, a bill is pending in the Ohio Senate, S.B. 322, which would require a claimant to file his or her litigation funding agreement with the court and provide it to the opposing party upon service of his or her complaint. The bill was referred to the Senate Judiciary Committee and no further action has been taken to date. In the U.S., state and federal legislatures as well as the federal courts have generally declined to impose new regulations on commercial legal finance. Even if there were support for additional regulation, it seems probable that such regulation would create a further barrier to entry for others and thus protect our market position. Nevertheless, we engage in a constant level of activity around monitoring and engagement on regulatory initiatives.
Additionally, Burford Law is subject to separate regulations, principally, the SRA Handbook and its Code of Conduct 2011. Information barriers are in place to ensure that client information is not shared between Burford Law and Burford’s other businesses without the appropriate informed and specific consent from the client and unless it is in the best interests of the client to do so. Further, client money is regulated and is kept in a separate client account. An accountant’s report must be also be filed with the SRA in respect of any accounting period during which transactions occurred using the client account.
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business; however, we are not a party to any legal proceedings that we believe may have a significant adverse effect on our business, financial position, results of operations or liquidity.
C.
Organizational Structure

See “— A. History and Development of the Company”.

D.
Property, Plant and Equipment

We do not own any real property. We lease our six principal office spaces in New York, Chicago, London, Washington, Singapore and Sydney from third parties. The following table sets forth information regarding our leased offices:
Location	Size (Square Footage)	Main Use
New York, New York	19,516	Office space
Chicago, Illinois	8,321	Office space
London, United Kingdom	9,378	Office space
Washington, D.C.	*	Office space
Singapore, Singapore	*	Office space
Sydney, Australia	*	Office space

*
Represents shared office space.

ITEM 4.A.
UNRESOLVED STAFF COMMENTS

None.
ITEM 5.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this registration statement. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this registration statement, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of this registration statement.
We refer to our activities as follows:
•
Legal finance includes our traditional core litigation finance activities in which we are providing clients with financing against the future value of legal claims. It also encompasses our asset recovery and legal risk management activities, which often are provided to the same clients.

•
Complex strategies encompasses our activities providing capital as a principal in legal-related assets, often securities, loans and other financial assets where a significant portion of the expected return arises from the outcome of legal or regulatory activity. Most of our complex strategies activities over the past two years have been conducted through our Strategic Value Fund.

•
Post-settlement finance includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables.

•
Asset management includes our activities administering the funds we manage for third-party investors.

Our funding sources, however, are not organized based on these services but by expected return, risk and life of the assets we originate. We use our balance sheet and certain dedicated funds to provide capital for higher risk, higher-return, longer-lived assets such as those created in our legal finance business. We typically use dedicated funds, in which our balance sheet is an investor, to provide capital for the kind of lower-risk, lower-return, shorter-lived assets that typify complex strategies activities. And we use still other dedicated funds (without balance sheet investment) for low-risk, low-return, very short-lived assets, such as post-settlement and law firm receivables financing.
To present our business in line with this stratification of asset types, we provide our financing and other services through three principal operating segments:

•
Capital provision, which includes both (i) direct, where we provide our capital directly to clients or as principal in our legal finance activities and (ii) indirect, where we provide our capital by investing through funds that we manage. Our capital provision direct portfolio includes many of the assets originated through our core litigation finance, legal risk management and asset recovery activities, along with a small number of complex strategies assets, while most of our complex strategies assets are included in our capital provision indirect portfolio.

•
Asset management, which includes our activities in managing our eight investment funds and resulting fee stream, including managing the funds that hold assets originated by our post-settlement finance activity.

•
Services and other corporate, which includes fees generated for services provided by our fee-for-service asset recovery and legal risk management (including insurance) activities as well as corporate financial activity.

A.
Operating Results

Set forth below is a discussion of our consolidated results of operations as reported under IFRS. See “— D. Trend Information” for a discussion of certain alternative performance measures (some of which are presented on a non-IFRS basis) that are also used by management to review our ongoing operations. These APMs and non-IFRS measures are supplemental and should not be considered as a substitute for, or superior to, our consolidated results of operation as reported under IFRS.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
The following table provides an overview of our consolidated results of operations for the years ended December 31, 2019 and 2018.
	For the year ended December 31,			Percentage Change
(in U.S. dollar thousands, unless otherwise indicated)	2019	2018	Change
	(audited)
Capital provision income	351,828	404,230	(52,402)	(13.0)%
Asset management income	15,160	11,691	3,469	29.7%
Insurance income	3,545	10,406	(6,861)	(65.9)%
Services income	2,133	1,650	483	29.3%
Cash management income and bank interest	6,703	1,801	4,902	272.2%
Foreign exchange gains/(losses)	1,992	(1,453)	3,445	N/M
Third-party share of gains relating to interests in consolidated entities	(15,318)	(3,348)	(11,970)	357.5%
Total income	366,043	424,977	(58,934)	(13.9)%
Operating expenses	(91,402)	(71,831)	(19,571)	27.2%
Amortization of intangible assets	(9,495)	(9,494)	(1)	0.0%
Operating profit	265,146	343,652	(78,506)	(22.8)%
Finance costs	(39,622)	(38,538)	(1,084)	2.8%
Profit for the year before taxation	225,524	305,114	(79,590)	(26.1)%
Taxation (expense)/credit	(13,417)	12,463	(25,880)	N/M
Profit for the year after taxation	212,107	317,577	(105,470)	(33.2)%
Capital Provision Income
Capital provision income decreased by 13.0% from $404.2 million for the year ended December 31, 2018 to $351.8 million for the year ended December 31, 2019. The decrease was primarily due to lower realized gains and lower fair value adjustments on capital provision assets. Realized gains on capital provision assets were $151.9 million for the year ended December 31, 2019, a decrease of 10.6% from $169.9 million for the year ended December 31, 2018. The decline in realized gains was attributable in large part to the 15.0% decline in capital provision asset realizations from $634.9 million for the year ended December 31, 2018 to $539.4 million for the year ended December 31, 2019. Fair value adjustments on capital provision assets declined 6.6% from $310.4 million for the year ended December 31, 2018 to $289.8 million for the year ended December 31, 2019 because of the lower net aggregate impact on asset valuations of positive case progress and transaction activity during the period.
Asset Management Income
Asset management income increased by 29.7% from $11.7 million for the year ended December 31, 2018 to $15.2 million for the year ended December 31, 2019. The increase was largely driven by the launch of the new BOF and BAIF funds at the end of 2018, which caused management fees to increase 38.6% from $10.9 million for the year ended December 31, 2018 to $15.2 million for the year ended December 31, 2019.
Insurance Income
Insurance income decreased by 65.9% from $10.4 million for the year ended December 31, 2018 to $3.5 million for the year ended December 31, 2019. The decrease was primarily due to the after the event (“ATE”) business, which provides insurance for legal cost shifting incurred in pursuing or defending legal proceedings, being in run-off since 2016.
Services Income
Services income increased by 29.3% from $1.7 million for the year ended December 31, 2018 to $2.1 million for the year ended December 31, 2019. Although much of the growth in our asset recovery business has been through a contingent risk approach, in which our returns come from the capital provision assets generated from our asset recovery activity rather than through fees for the services we provide, the overall growth in the business nonetheless contributed to growth in fee-for-service income for the year ended December 31, 2019 compared to the year ended December 31, 2018.
Cash Management Income and Bank Interest
Cash management income and bank interest increased by 272.2% from $1.8 million for the year ended December 31, 2018 to $6.7 million for the year ended December 31, 2019. The increase was primarily due to a 24.4% increase in interest earnings on bank deposits from $3.9 million in the year ended December 31, 2018 to $4.9 million in the year ended December 31, 2019 because of generally higher market rates, along with a decline in unfavorable fair value movements on cash management assets from $(4.6) million in the year ended December 31, 2018 to $(0.2) million in the year ended December 31, 2019.
Foreign Exchange Gains/(Losses)
Foreign exchange gains/(losses) increased from a loss of $1.5 million for the year ended December 31, 2018 to a gain of $2.0 million for the year ended December 31, 2019. This increase was primarily due to positive foreign exchange movements.
Third-Party Share of Gains Relating to Interests in Consolidated Entities
The third-party share of gains relating to interests in consolidated entities increased by 357.5% from $3.3 million for the year ended December 31, 2018 to $15.3 million for the year ended December 31, 2019. The increase was due to continuing activity in the consolidated Strategic Value Fund (for which the third party share of gains increased from $3.3 million in the year ended December 31, 2018 to $3.5 million for the year ended December 31, 2019) and the addition of the consolidated BOF-C fund with associated third-party interests at the end of 2018 (for which the third-party-share of gains was $6.3 million for the year ended December 31, 2019 compared to $0 for the year ended December 31, 2018). As well, other consolidated entities accounted for $5.5 million of the third party share of gains in the year ended December 31, 2019, compared to a de minimis amount for the year ended December 31, 2018.

We consolidate two fund entities, the Strategic Value and BOF-C funds, in which we are both the appointed investment advisor and have a significant financial interest. In relation to the Strategic Value fund, Burford has a significant investment in the fund in addition to earning management and incentive fees as the investment advisor. In relation to the BOF-C fund, under the co-investing arrangement with the SWF, Burford receives reimbursement of expenses from BOF-C up to a certain level before Burford or the SWF receives a return of capital. After the repayment of capital, Burford then receives a portion of the return generated from the assets held by BOF-C. Accordingly, under both fund arrangements, Burford is deemed to control the funds under IFRS as it is exposed, or has rights, to variable returns from its involvement with the funds and has the ability to affect those returns through its power over the funds.
Operating Expenses
Operating expenses increased by 27.2% from $71.8 million for the year ended December 31, 2018 to $91.4 million for the year ended December 31, 2019. The increase was principally due to increasing headcount and related office space costs together with costs associated with the marketing, due diligence and ongoing maintenance of the increasing capital provision asset portfolio. Staff costs (including share-based payments and pension costs) increased 8.6% from $50.6 million in the year ended December 31, 2018 to $55.0 million in the year ended December 31, 2019. Non-staff operating costs increased 37.0% from $11.5 million in the year ended December 31, 2018 to $15.7 million in the year ended December 31, 2019. Other expenses, including asset-related costs, one-time and ongoing legal expenses and expenses incurred by consolidated entities and other expenses, increased 117% from $9.3 million in the year ended December 31, 2018 to $20.2 million in the year ended December 31, 2019.
Finance Costs
Finance costs increased by 2.8% from $38.5 million for the year ended December 31, 2018 to $39.6 million for the year ended December 31, 2019. The small increase was largely driven by inclusion of $0.9 million of lease liabilities interest arising from the implementation of the new lease accounting standard during 2019 that requires the recognition of a liability and associated interest expense for the present value of the future lease obligations.
Taxation
Taxation expense increased from a tax credit of $12.5 million for the year ended December 31, 2018 to taxation expense of $13.4 million for the year ended December 31, 2019. The increase in taxation expense was mainly driven by the Group’s non-recognition of a deferred tax asset of $10.9 million relating to an interest expense deduction limitation relating to the U.S. Tax Code under the Tax Cuts and Job Act of 2017 (the “TCJA”).
Burford’s gradual progression from a tax-free fund prior to 2012 to a multinational taxpayer was altered somewhat by the GKC acquisition in 2016. Under U.S. tax law, given that GKC had very few tangible assets, the bulk of the acquisition price of $160 million was characterized as goodwill and other intangible assets for U.S. tax purposes, and those assets are amortized for tax purposes, significantly reducing future U.S. taxable income for some years while the tax benefit of that amortization is used over time. The value of that tax offset has been impacted by the TCJA, which lowered U.S. corporate tax rates substantially.
Burford continues to maintain a significant net deferred tax asset on its balance sheet. This is primarily attributable to future benefits from net operating losses and compensation and benefits expenses, net of the GKC intangibles amortization and net unrealized gains/losses. The TCJA also enacted significant limitations on interest deductibility and the Group has not recognized a deferred tax asset for the currently unused interest deductions. We do expect to obtain some relief for the interest limitations from the Coronavirus Aid, Relief and Economic Security Act recently signed into law in the U.S.
We believe that our tax cost will remain below our expected future run-rate level for some time while we continue to reap the benefit of the U.S. tax amortization and the deferred tax asset, although there will be annual variations, as is the case in 2019. Once those benefits are exhausted, based on currently available information, we will expect long-term tax rates for our business to ultimately be in the low teens. A reconciliation of the company’s profit on ordinary activities before tax to the total taxation charge is provided in Note 4 to our consolidated financial statements.
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
The following table provides an overview of our consolidated results of operations for the years ended December 31, 2018 and 2017.
	For the year ended December 31,			Percentage Change
(in U.S. dollar thousands, unless otherwise indicated)	2018	2017	Change
	(audited)
Capital provision income	404,230	315,280	88,950	28.2%
Asset management income	11,691	14,458	(2,767)	(19.1)%
Insurance income	10,406	7,613	2,793	36.7%
Services income	1,650	1,837	(187)	(10.2)%
Cash management income and bank interest	1,801	2,650	(849)	(32.0)%
Foreign exchange gains/(losses)	(1,453)	1,639	(3,092)	N/M
Third-party share of gains relating to interests in consolidated entities	(3,348)	(863)	(2,485)	288%
Total income	424,977	342,614	82,363	24.0%
Operating expenses	(71,831)	(57,479)	(14,352)	25.0%
Amortization of intangible assets	(9,494)	(11,703)	2,209	(18.9)%
Operating profit	343,652	273,432	70,220	25.7%
Finance costs	(38,538)	(24,251)	(14,287)	58.9%
Profit for the year before taxation	305,114	249,181	55,933	22.4%
Taxation (expense)/credit	12,463	123	12,340	N/M
Profit for the year after taxation	317,577	249,304	68,273	27.4%
Capital Provision Income
Capital provision income increased by 28.2% from $315.3 million for the year ended December 31, 2017 to $404.2 million for the year ended December 31, 2018. The increase was due to increased realized gains and positive fair value adjustments on capital provision assets, partially offset by losses on derivatives. Driven by higher realizations, realized gains on capital provision assets were $169.9 million for the year ended December 31, 2018, up 38.5% from $122.7 million for the year ended December 31, 2017. Fair value adjustments on capital provision assets increased 27.6% from $243.3 million for the year ended December 31, 2017 to $310.4 million for the year ended December 31, 2018 because of the higher net aggregate impact on asset valuations of positive case progress and transaction activity during the period.
Asset Management Income
Asset management income decreased by 19.1% from $14.5 million for the year ended December 31, 2017 to $11.7 million for the year ended December 31, 2018. The decrease was primarily due to lower income from management fees and lower performance fees. Management fees declined 9.4% from $12.1 million in the year ended December 31, 2017 to $10.9 million in the year ended December 31, 2018 as some older funds (Partners II and COLP) reached a point where management fees were calculated on a lower base while newer successor funds (BOF and BAIF) with additional management fees only commenced operation late in 2018. Performance fees declined from $2.4 million in the year ended December 31, 2017 to $0.8 million in the year ended December 31, 2018 largely because a performance fee from Partners 1 in 2017 did not recur in 2018.
Insurance Income
Insurance income increased by 36.7% from $7.6 million for the year ended December 31, 2017 to $10.4 million for the year ended December 31, 2018. While there has been a cessation in writing new ATE business so that income from insurance has generally been declining, the increase from 2017 to 2018 was due to the settlement of two large cases in the period.
Services Income
Services income decreased by 10.2% from $1.8 million for the year ended December 31, 2017 to $1.7 million for the year ended December 31, 2018. Our fee-for-service income from our asset recovery business remained largely consistent year on year as much of the incremental growth in this business gave rise to capital provision assets as we transitioned to a contingent risk model.
Cash Management Income and Bank Interest
Cash management income and bank interest decreased by 32.0% from $2.7 million for the year ended December 31, 2017 to $1.8 million for the year ended December 31, 2018. The decrease was primarily due to an increase in unfavorable fair-value movements from $0.8 million in the year ended December 31, 2017 to $(4.6) million in the year ended December 31, 2018, partially offset by higher interest received on cash due to higher market rates, with bank interest income increasing from $0.8 million in the year ended December 31, 2017 to $3.9 million in the year ended December 31, 2018.
Foreign Exchange Gains/(Losses)
Foreign exchange gains/(losses) decreased from a gain $1.6 million for the year ended December 31, 2017 to a loss of $1.5 million for the year ended December 31, 2018. The decrease was primarily due to unfavorable foreign exchange movements.
Third-Party Share of Gains Relating to Interests in Consolidated Entities
Third-party share of gains relating to interests in consolidated entities increased by 288% from $0.9 million for the year ended December 31, 2017 to $3.3 million for the year ended December 31, 2018. The increase was almost entirely due to increased activity in the consolidated Strategic Value Fund with a de minimis amount attributable to the addition of the consolidated BOF-C fund with associated third-party interests at the end of 2018.
Operating Expenses
Operating expenses increased by 25.0% from $57.5 million for the year ended December 31, 2017 to $71.8 million for the year ended December 31, 2018. The increase was principally due to increasing headcount as well as an increase in general and administrative expenses. Staff costs (including share-based payments and pension costs) increased 21.1% from $41.8 million in the year ended December 31, 2017 to $50.6 million in the year ended December 31, 2018. Non-staff operating costs increased 59.8% from $7.2 million in the year ended December 31, 2017 to $11.5 million in the year ended December 31, 2018.
Finance Costs
Finance costs increased by 58.9% from $24.3 million for the year ended December 31, 2017 to $38.5 million for the year ended December 31, 2018. The increase in financing costs was due to the interest expense on a new debt issuance of $180 million in early 2018.
Taxation
Taxation credit increased from $0.1 million for the year ended December 31, 2017 to $12.5 million for the year ended December 31, 2018. The increase was largely driven by the TCJA, reducing the U.S. federal corporate tax rate from 35% to 21%.
Segments
We have three operating business segments: (i) provision of capital to the legal industry or in connection with legal matters, both directly and through investment in our managed funds; (ii) asset management activities; (iii) provision of services to the legal industry, including litigation insurance and asset recovery

(judgment enforcement and other corporate activities). All of our segment income is aligned with the corresponding line items of the income statement and therefore our segment results are also discussed under “— Operating Results” above.
The following table provides a breakdown of our income by operating segment for the years ended December 31, 2019, 2018 and 2017.
	For the year ended December 31,
(in U.S. dollar thousands)	2019	2018	2017
	(audited)
Capital provision	336,510	400,882	314,417
Asset management	15,160	11,691	14,458
Services and other corporate activities	14,373	12,404	13,739
The following table sets forth our income in the capital provision operating segment net of the third-party interest amounts for the years ended December 31, 2019, 2018 and 2017.
	For the year ended December 31,
(in U.S. dollar thousands)	2019	2018	2017
	(audited)
Capital provision	351,828	404,230	315,280
Third-party share of gains relating to interests in consolidated entities	(15,318)	(3,348)	(863)
Total	336,510	400,882	314,417
The following table provides a breakdown of our profit/(loss) before taxation by operating segment for the years ended December 31, 2019, 2018 and 2017.
December 31, 2019 (in U.S. dollar thousands)	Capital Provision	Asset management	Services and other corporate	Total
Income	336,510	15,160	14,373	366,043
Operating expenses	(57,919)	(19,797)	(13,686)	(91,402)
Amortization of intangible asset arising on acquisition	—	—	(9,495)	(9,495)
Finance costs	—	—	(39,622)	(39,622)
Profit/(loss) for the year before taxation	278,591	(4,637)	(48,430)	225,524

December 31, 2018 (in U.S. dollar thousands)	Capital Provision	Asset management	Services and other corporate	Total
Income	400,882	11,691	12,404	424,977
Operating expenses	(44,046)	(12,175)	(15,610)	(71,831)
Amortization of intangible asset arising on acquisition	—	—	(9,494)	(9,494)
Finance costs	—	—	(38,538)	(38,538)
Profit/(loss) before taxation	356,836	(484)	(51,238)	305,114

December 31, 2017 (in U.S. dollar thousands)	Capital Provision	Asset management	Services and other corporate	Total
Income	314,417	14,458	13,739	342,614
Operating expenses	(38,750)	(7,159)	(11,570)	(57,479)
Amortization of intangible asset arising on acquisition	—	—	(11,703)	(11,703)
Finance costs	—	—	(24,251)	(24,251)
Profit/(loss) before taxation	275,667	7,299	(33,785)	249,181
Profit before taxation in the capital provision segment declined 21.9% from $356.8 million in the year ended December 31, 2018 to $278.6 million in the year ended December 31, 2019 because of a 16.1% decline in capital provision income combined with a 31.5% increase in segment operating expenses. Profit before taxation in the capital provision segment increased 29.4% from $275.7 million in the year ended December 31, 2017 to $356.8 million in the year ended December 31, 2018 because of a 27.5% increase in capital provision income partially offset by a 13.7% increase in segment operating expenses.
Profit before taxation in the asset management segment declined from $(0.5) million in the year ended December 31, 2018 to $(4.6) million in the year ended December 31, 2019 because a 29.7% increase in asset management income was more than offset by a 62.6% increase in segment operating expenses. Profit before taxation in the asset management segment declined from $7.3 million in the year ended December 31, 2017 to $(0.5) million in the year ended December 31, 2018 because of a 19.1% decline in asset management income combined with a 70.1% increase in segment operating expenses. Growth in assets under management over the past several years has driven the current period increases in operating expenses in this segment, while much of the income (in particular, performance fees) would be expected to occur in future periods.
Profit before taxation in the Services and other corporate segment improved by 5.5% from $(51.2) million in the year ended December 31, 2018 to $(48.4) million in the year ended December 31, 2019 as income increased by 15.9% while segment operating expenses declined by 12.3%, partially offset by a 2.8% increase in finance costs. Profit before taxation in the Services and other corporate segment declined by 51.7% from $(33.8) million in the year ended December 31, 2017 to $(51.2) million in the year ended December 31, 2018 as income declined by 9.7%, segment operating expenses increased by 34.9% and finance costs increased by 58.9%.
Critical Accounting Policies and Significant Estimates
The most significant estimates in our financial reporting relate to the estimates involved in (i) the valuation of capital provision assets at fair value through profit or loss, (ii) the impairment testing for goodwill and (iii) the recoverability of the deferred tax asset. These are discussed in turn below.
Fair Value
We hold legal finance assets at initial fair value, which is equivalent to deployed funded cost, until there is some objective event in the underlying litigation that would cause a change in value, whereupon we are required under IFRS to reflect the impact (up or down) of that objective event through a fair value adjustment.
We estimate fair values based on the specifics of each asset and the fair value will typically change upon an asset having a return entitlement or progressing in a manner that, in our judgment, would result in a third party being prepared to pay an amount different from the original sum invested for our rights in connection with the asset. Positive, material progression of an asset will give rise to an increase in fair value while adverse outcomes give rise to a reduction. The quantum of change depends on the potential future stages of asset progression. The consequent effect when an adjustment is made is that the fair value of an asset with few remaining stages is adjusted closer to its predicted final outcome than one with many remaining stages. In litigation matters, before a judgment is entered following trial or other adjudication, the key stages of any matter and their impact on fair value is substantially case specific but may include the motion to dismiss and the summary judgment stages. Following adjudication, appeals proceedings provide further opportunities to re-assess the fair value of an asset.

The estimation of fair value is inherently uncertain. Awards and settlements are hard to predict and often have a wide range of possible outcomes. Furthermore, there is much unpredictability in the actions of courts, litigants and defendants because of the large number of variables involved and consequent difficulty of predictive analysis. In addition, there is little activity in transacting assets and hence little relevant data for benchmarking the effect of asset progression on fair value, although the existence of our secondary market sales is a valuation input.
Applicable Accounting Standards
We are required to account for our investments pursuant to IFRS 9 — Financial Instruments and have done so since 2012. The relevant standards provide:
IAS 32 — Financial Instruments:   Presentation defines a financial asset as any asset that is a contractual right to receive cash or another financial asset from another entity. The ability to exercise a contractual right may be absolute, or it may be contingent on the occurrence of a future event. Our investments generally fall within the definition of a financial asset.
IFRS 9 — Financial Instruments requires financial assets to be carried at (i) amortized cost, (ii) fair value through other comprehensive income or (iii) fair value through profit and loss. However, the first two of those three options requires that the contractual terms must give rise on specified dates to cash flows that are solely the payments of principal and interest on the principal amount outstanding. Our assets generally do not meet this condition and accordingly they are required to be measured at fair value through profit and loss.
Fair Value Process
Each of our assets has a Burford professional in the Underwriting team who “owns” the asset. That owner monitors the asset on an ongoing basis and provides monthly commentary about developments as part of a global reporting framework which is supplied to senior management. A full confidential report on the status of each asset is prepared each quarter and provided to senior management and the Board along with overall portfolio and risk reporting. At each half-year, asset developments that could give rise to valuation changes are also flagged at the management level and rolled up for consideration by senior management and ultimately by our Valuation Committee pursuant to our valuation policy. Our Valuation Committee consists of the Chief Executive Officer, Chief Investment Officer, Deputy Chief Investment Officer, Chief Financial Officer, Co-Chief Operating Officer and the Managing Director responsible for portfolio oversight. The entire valuation process is overseen by the Audit Committee.
Valuation Policy
We operate under a valuation policy that emphasizes clarity and certainty and relies on objective events to drive valuation changes. For the vast majority of our legal finance assets, the objective events considered under the fair value policy (which is in line with IFRS 13 — Fair Value Measurements) relate to the litigation process. When the objective event in question is a court ruling, Burford discounts the potential impact of that ruling commensurate with the remaining litigation risk. Our policy assigns valuation changes in fixed ranges based on, among other things:
•
a significant positive ruling or other objective event but where there is not yet a trial court judgment;

•
a favorable trial court judgment;

•
a favorable judgment on the first appeal;

•
the exhaustion of as-of-right appeals;

•
in arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award; and

•
an objective negative event at various stages in a litigation.

In a small number of instances, we have the benefit of a secondary sale of a portion of an asset. When that occurs, we factor the market evidence into our valuation process; the more robust the market testing of value is, the more weight we accord to the market price.

Management considers the above policy as the most appropriate way to estimate the fair value of capital provision assets which is supported by an established historical track record of how the fair value of individual assets have trended, with both positive and negative developments, through to the conclusion of the asset. While the fair value of individual assets may vary significantly from one period to the next, the valuation policy has been consistent, and consistently applied, through the applicable periods.
At December 31, 2019, if the value of those capital provision assets had been 10% higher or lower than provided for in the Group’s fair value estimation, while all other variables remained constant, the Group’s income and net assets both would have increased, or decreased, respectively by $173.0 million. The impact has been provided on a pre-tax basis on both income and net assets as the Group considers the fluctuation in the Group’s effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.
Impairment Testing for Goodwill
Our testing of goodwill for impairment requires the identification of independent cash-generating units (“CGU”) and the allocation of goodwill to these units based on which units are expected to benefit from the acquisition. Cash flow projections necessarily take into account changes in the market in which a business operates including the level of growth, competitive activity, and the impacts of regulatory change. Determining both the expected cash flows and the risk-adjusted interest rate appropriate to the CGUs requires the exercise of judgment. The estimation of cash flows is sensitive to the periods for which the projections are made and to assumptions regarding long-term sustainable cash flows.
We perform a quantitative test for impairment on at least an annual basis, or more frequently if impairment indicators are present, by leveraging the internal models and data used by management. The model output and all key assumptions are analyzed and challenged by the Finance team and subject to senior management review and approval.
Refer to Note 20 of our consolidated financial statements for further details on the key assumptions utilized in the goodwill impairment assessment and their sensitivity to changes.
Recoverability of the Deferred Tax Asset
Our assessment to support the recoverability of the deferred tax asset includes an amount relating to carried-forward U.S. tax losses that can be utilized against future taxable profits of our U.S. business. The estimation of the future taxable profits is based on the business plans and approved budgets for those entities that require the use of assumptions for expected returns on capital provision assets, the level of future business activity and the structuring of capital provision assets for tax efficiency. The tax losses can be carried forward indefinitely and have no expiry date. At December 31, 2019 the deferred tax asset balance contained $16.9 million of net operating losses carried forward relating to the U.S. taxable group. The estimated amount of future taxable income required to realize the benefit of this component of the deferred tax asset is $67.6 million.
We perform a quantitative test to assess the recoverability of the deferred tax asset at each reporting period end leveraging the same internal models and data used by management as noted above for the goodwill impairment test. The model output and all key assumptions are analyzed and challenged by the Finance team and subject to senior management review and approval.
The key assumptions underlying the assessment of impairment for goodwill and the recoverability of the deferred tax asset balances relate to the continuing ability of the business to generate sustainable returns from its capital provision activity. This is principally measured through the level of expected growth in the portfolio and the level of return (IRR) achieved. Our 10-year track record shows both portfolio growth and returns well in excess of the levels assumed for the purposes of these impairment and recoverability assessments. As the track record has matured in the past and continues to grow in the future the assumption for returns has increased marginally to an assumed 22.5% IRR effective for the assessments performed as at December 31, 2019. Management expects this may be increased in future periods if the current realized IRR trend of approximately 30% continues to be observed.

Internal Control Over Financial Reporting
In preparation for filing this registration statement with the SEC, we and our independent registered public accounting firm undertook procedures to assess our internal control over financial reporting in accordance with the PCAOB auditing standards applicable to SEC registrants. In the course of those procedures, we and our accounting firm identified two areas related to (i) the lack of information technology general controls around user access and change management for information systems that are relevant to the preparation of financial statements and (ii) the inadequate segregation of duties in our internal control environment that represent material weaknesses under the PCAOB standards. Pursuant to Section 404 of Sarbanes-Oxley, we will need to assess and report on the effectiveness of our internal control over financial reporting in connection with our second annual report filing after completing our registration (which we anticipate to be the annual report for the year ending December 31, 2021). Accordingly, we will need to remediate these control items prior to that date in order to determine that our internal control over financial reporting is effective for purposes of Section 404 of Sarbanes-Oxley.
Neither of the control items identified resulted in any errors or inaccuracies in our financial statements.
We have begun to implement measures designed to remediate these control items, including implementing additional policies and procedures with respect to information technology general controls, performing procedures to monitor activity of individuals with administrator access, establishing complementary user controls in respect of third party service organizations and working to improve our financial statement closing process by replacing certain manual processes with automated processes. Although we believe these measures will remediate the identified control items, we can provide no assurances. Our failure to remediate these deficiencies or our failure to discover and address any other control deficiencies them by the time we need to be compliant with Section 404 of Sarbanes-Oxley could have an adverse impact on us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares — If we are unable to satisfy the requirements of Sarbanes-Oxley, or our internal control over financial reporting are not effective, the reliability of our financial statements may be questioned.”
B.
Liquidity and Capital Resources

Cash Flows
The following table sets forth the principal components of our cash flows for the years ended December 31, 2019, 2018 and 2017.
	For the year ended December 31,
(in U.S. dollar thousands)	2019	2018	2017
	(audited)
Net cash (outflow) from operating activities	(8,306)	(233,313)	(102,323)
Net cash (outflow)/inflow from financing activities	(67,425)	364,881	136,358
Net cash (outflow) from investing activities	(3,398)	(104)	(58,513)
Net (decrease)/increase in cash and cash equivalents	(79,129)	131,464	(24,478)
Net cash (outflow) from operating activities
Net cash outflow from operating activities decreased from a cash outflow of $233.3 million for the year ended December 31, 2018 to a cash outflow of $8.3 million for the year ended December 31, 2019. The decrease was largely driven by lower new funding of capital provision assets.
Net cash outflow from operating activities increased from a cash outflow of $102.3 million for the year ended December 31, 2017 to a cash outflow of $233.3 million for the year ended December 31, 2018. The increase in outflow was primarily due to increased funding of capital provision assets in 2018.
Our operating cash flow is negative due to the cash outflow from our new funding of capital provision assets being greater than the cash inflow from realizations on our existing capital provision assets.

The following table sets forth the principal components of our net cash outflow from operating activities for the years ended December 31, 2019, 2018 and 2017.
	For the year ended December 31,
(in U.S. dollar thousands)	2019	2018	2017
Net cash inflow from operating activities before funding of capital provision assets	553,712	538,096	464,490
Capital provision assets*: New funding of capital provision assets	(562,018)	(771,409)	(566,813)
Net cash (outflow) from operating activities	(8,306)	(233,313)	(102,323)

*
See Note 3 to our consolidated financial statements.

Net cash (outflow)/inflow from financing activities
Net cash outflow from financing activities decreased from an inflow of $364.9 million for the year ended December 31, 2018 to an outflow of $67.4 million for the year ended December 31, 2019. The outflow of $67.4 million comprised primarily of $28.4 million of dividend payments and $37.6 million of loan capital interest in connection with the issuance of $250.0 million of share capital and the issuance of $180.0 million of bonds during the year ended December 31, 2018, while there were no share capital or bond issuances during the year ended December 31, 2019.
Net cash inflow from financing activities increased from an inflow of $136.4 million for the year ended December 31, 2017 to an inflow of $364.9 million for the year ended December 31, 2018. The increase was largely driven by the issuance of $250.0 million of share capital and the issuance of $180.0 million of bonds during the year ended December 31, 2018, while we issued $225.8 million of new bonds during the year ended December 31, 2017.
Net cash (outflow) from investing activities
Net cash outflow from investing activities increased from an outflow of $0.1 million for the year ended December 31, 2018 to an outflow of $3.4 million for the year ended December 31, 2019. The increase was largely due to the capitalization of leasehold improvements with the new office spaces.
Net cash outflow from investing activities decreased from an outflow of $58.5 million for the year ended December 31, 2017 to an outflow of $0.1 million for the year ended December 31, 2018. The increase was largely driven by payment of $57.9 million relating to our acquisition of GKC in the year ended December 31, 2017.
Financial Instruments
We have issued four series of debt securities that are listed on the London Stock Exchange’s Order Book for Retail Bonds through finance subsidiaries. Burford Capital PLC has currently outstanding (i) £90 million aggregate principal amount of 6.500% notes due 2022, (ii) £100 million aggregate principal amount of 6.125% notes due 2024 and (iii) £175 million aggregate principal amount of 5.000% notes due 2026. Burford Capital Finance LLC has currently outstanding $180 million aggregate principal amount of 6.125% notes due 2025.
The trust deeds governing our debt securities contain certain covenants, including a leverage ratio requirement that we maintain a level of consolidated net debt that is less than 50% of the level of our tangible assets. See “Item 10. Additional Information — C. Material Contracts”. As of December 31, 2019, we were in compliance with all of the covenants under the trust deeds.
Capital Management; Working Capital Position
Our approach to capital management is intended to ensure adequate liquidity to meet our funding commitments and ongoing expenses while also ensuring that adequate resources are available to finance new assets as opportunities arise. We seek to manage our balance sheet with relatively low levels of leverage. We expect from time to time to issue additional debt, depending on our liquidity needs, capital deployment prospects and market conditions. Our Chief Financial Officer and Finance team are primarily responsible for monitoring and overseeing the implementation and execution of our liquidity and funding strategy.
We anticipate that our primary sources of funds will be available cash and cash from operations, which includes proceeds from our capital provision assets. We may also issue additional debt. We believe that these sources of funds will be sufficient to fund our operations, including our working capital requirements.
Capital Expenditures
We do not have material capital expenditures. As of December 31, 2019, we had $3.5 million carrying value relating to fixtures, fittings and equipment. We do not anticipate incurring material capital expenditures in the year ending December 31, 2020.
C.
Research and Development, Patents and Licenses, etc.

We do not spend material amounts on research and development, nor do we own any patents.
D.
Trend Information

Introduction
See “— A. Operating Results” for a discussion of trends related to our consolidated results of operation. Set forth below is a discussion of our current portfolio and the APMs or non-IFRS measures we believe best facilitate an understanding of the trends in our business. See “Item 3. Key Information — Other Financial and Operating Measures” for definitions of our APMs. Consistent with how management assesses Burford’s business, we also present our portfolio data and certain of these APMs on a (1) Burford-only, Burford standalone and Burford-only balance sheet basis and (2) Group-wide basis. Information presented on a Burford-only, Burford standalone, Burford-only balance sheet and Group-wide basis is non-IFRS information. We further describe the methodology for that non-IFRS information below and provide reconciliations and other important information about non-IFRS measures below.
Non-IFRS Supplemental Financial Measures
We report under IFRS. However, management also reviews certain non-IFRS financial measures to assess ongoing operations and considers them to be helpful, for both management and investors, in evaluating our financial performance over time.
IFRS requires us to present financials that consolidate some of the limited partner interests in funds we manage as well as assets held by our balance sheet where we have a partner or minority investor. See Note 23 to our consolidated financial statements included elsewhere in this registration statement. As described below, we refer to this presentation as “Consolidated” or “IFRS”. We endeavor to provide clarity on Burford as a stand-alone business by furnishing information on a non-IFRS basis that eliminates the effect of this consolidation. As described below, we refer to this presentation as “Burford-only”, “Burford standalone” and “Burford-only balance sheet” as the context requires. We also strive to provide clarity on the business of Burford and its managed funds as a whole by furnishing information on a non-IFRS basis that reflects the contribution of both our consolidated and unconsolidated funds. As described below, we refer to this presentation as “Group-wide”.
We refer to our funding configuration as follows:
•
“Consolidated” refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under IFRS accounting. This presentation conforms to the presentation of Burford on a consolidated basis in our financials. The major entities consolidated into Burford include the Strategic Value Fund, BOF-C and several entities in which Burford holds investments where there is also a third-party partner in or owner of those entities. Note that in our financial statements, our consolidated presentation is referred to as Group.

•
“Burford-only”, “Burford standalone”, “Burford-only balance sheet” or similar terms refer to assets, liabilities and activities that pertain only to Burford itself, excluding any third-party interests and the portions of jointly owned entities owned by others.

•
“Group-wide” refers to Burford and its managed funds taken together, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s consolidated financials. In addition to the consolidated funds, Group-wide includes the Partners funds, Burford Opportunity Fund and Burford Alternative Income Fund and its predecessor.

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with IFRS, to supplement our analysis and discussion of our operating performance. We believe Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, are useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our funds, we do receive performance fees as part of our income. Further, we believe that Group-wide performance, including the performance of our managed funds, is an important measure by which to assess our ability to attract additional capital and to grow our business, whether directly or through managed funds. These non-IFRS financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS.
The tables below provide a full reconciliation of the consolidated statement of comprehensive income and consolidated statement of financial position to Burford-only results to facilitate an understanding of the discussion of our performance, including our APMs, set forth below.
Burford-only Results
Reconciliation of Consolidated Statement of Comprehensive Income to Burford-only results
	Elimination of third-party interests
December 31, 2019 (in U.S. dollar thousands)	Consolidated IFRS	Strategic Value fund	BOF-C fund	Other	Burford-only
Capital provision income	351,828	(16,036)	(13,399)	(5,613)	316,780
Asset management income	15,160	3,833	7,137	—	26,130
Insurance income	3,545	—	—	—	3,545
Services income	2,133	—	—	—	2,133
Cash management income and bank interest	6,703	(571)	(62)	—	6,070
Foreign exchange gains/(losses)	1,992	—	—	60	2,052
Third-party share of gains relating to interests in consolidated entities	(15,318)	3,463	6,304	5,551	—
Total income	366,043	(9,311)	(20)	(2)	356,710
Operating expenses	(91,402)	9,311	20	2	(82,069)
Amortisation of intangible asset	(9,495)	—	—	—	(9,495)
Operating profit	265,146	—	—	—	265,146
Finance costs	(39,622)	—	—	—	(39,622)
Profit before tax	225,524	—	—	—	225,524
Taxation	(13,417)	—	—	—	(13,417)
Profit after tax	212,107	—	—	—	212,107
Other comprehensive income	(17,525)	—	—	—	(17,525)
Total comprehensive income	194,582	—	—	—	194,582

	Elimination of third-party interests
December 31, 2018 (in U.S. dollar thousands)	Consolidated IFRS	Strategic Value fund	BOF-C fund	Other	Burford-only
Capital provision income	404,230	(11,705)	—	—	392,525
Asset management income	11,691	4,108	—	—	15,799
Insurance income	10,406	—	—	—	10,406
Services income	1,650	—	—	—	1,650
Cash management income and bank interest	1,801	(334)	—	—	1,467
Foreign exchange gains/(losses)	(1,453)	(4)	—	(16)	(1,473)
Third-party share of gains relating to interests in consolidated entities	(3,348)	3,336	—	12	—
Total income	424,977	(4,599)	—	(4)	420,374
Operating expenses	(71,831)	4,599	—	4	(67,228)
Amortization of intangible asset	(9,494)	—	—	—	(9,494)
Operating profit	343,652	—	—	—	343,652
Finance costs	(38,538)	—	—	—	(38,538)
Profit before tax	305,114	—	—	—	305,114
Taxation (expense)/credit	12,463	—	—	—	12,463
Profit after tax	317,577	—	—	—	317,577
Other comprehensive income	24,701	—	—	—	24,701
Total comprehensive income	342,278	—	—	—	342,278

December 31, 2017 (in U.S. dollar thousands)	Consolidated IFRS	Strategic Value fund	BOF-C fund	Other	Burford-only
Capital provision income	315,280	(2,868)	—	—	312,412
Asset management income	14,458	1,168	—	—	15,626
Insurance income	7,613	—	—	—	7,613
Services income	1,837	—	—	—	1,837
Cash management income and bank interest	2,650	(451)	—	—	2,199
Foreign exchange gains/(losses)	1,639	(85)	—	—	1,554
Third-party share of gains relating to interests in consolidated entities	(863)	863	—	—	—
Total income	342,614	(1,373)	—	—	341,241
Operating expenses	(57,479)	1,372	—	—	(56,107)
Amortisation of intangible asset	(11,703)	1	—	—	(11,702)
Operating profit	273,432	—	—	—	273,432
Finance costs	(24,251)	—	—	—	(24,251)
Profit before tax	249,181	—	—	—	249,181
Taxation (expense)/credit	123	—	—	—	123
Profit after tax	249,304	—	—	—	249,304
Other comprehensive income	(28,206)	—	—	—	(28,206)
Total comprehensive income	221,098	—	—	—	221,098

Reconciliation of Consolidated Statement of Financial Position to Burford-only results
	Elimination of third-party interests
December 31, 2019 (in U.S. dollar thousands)	Consolidated IFRS	Strategic Value fund	BOF-C fund	Other	Burford-only
Assets
Cash and cash equivalents	186,621	(3,235)	(14,810)	(113)	168,463
Cash management assets	37,966	—	—	—	37,966
Due from brokers	95,226	(95,226)	—	—	—
Other assets	13,263	712	5,720	70	19,765
Due from settlement of capital provision assets	54,358	(22,899)	(9,796)	(2,674)	18,989
Capital provision assets	2,045,329	(73,535)	(92,162)	(45,642)	1,833,990
Equity securities	31,396	(31,367)	—	—	29
Tangible fixed assets	20,184	—	—	—	20,184
Intangible asset	8,703	—	—	—	8,703
Goodwill	133,999	—	—	—	133,999
Deferred tax asset	24,939	—	—	—	24,939
Total assets	2,651,984	(225,550)	(111,048)	(48,359)	2,267,027
Liabilities
Financial liabilities at fair value through profit and loss	91,493	(91,493)	—	—	—
Due to brokers	51,401	(51,401)	—	—	—
Loan interest payable	9,462	—	—	—	9,462
Other liabilities	51,430	(329)	(65)	(41)	50,995
Loan capital	655,880	—	—	—	655,880
Capital provision asset subparticipations	13,944	—	(3,566)	(2,342)	8,036
Third-party interests in consolidated entities	235,720	(82,327)	(107,417)	(45,976)	—
Deferred tax liabilities	9,662	—	—	—	9,662
Total liabilities	1,118,992	(225,550)	(111,048)	(48,359)	734,035
Total net assets	1,532,992	—	—	—	1,532,992

	Elimination of third-party interests
December 31, 2018 (in U.S. dollar thousands)	Consolidated IFRS	Strategic Value fund	BOF-C fund	Other	Burford-only
Assets
Cash and cash equivalents	265,551	(14,574)	(15,000)	—	235,977
Cash management assets	41,449	—	—	—	41,449
Due from brokers	129,911	(129,911)	—	—	—
Other assets	16,313	5,477	14,916	—	36,706
Due from settlement of capital provision assets	37,109	—	—	—	37,109
Capital provision assets	1,641,035	(87,006)	—	(32,438)	1,521,591
Derivative financial asset	4,154	(4,154)	—	—	—
Equity securities	582	—	—	—	582
Tangible fixed assets	1,866	—	—	—	1,866
Intangible asset	18,198	—	—	—	18,198
Goodwill	133,966	—	—	—	133,966
Deferred tax asset	28,848	—	—	—	28,848
Total assets	2,318,982	(230,168)	(84)	(32,438)	2,056,292
Liabilities
Financial liabilities at fair value through profit and loss	112,821	(112,821)	—	—	—
Due to brokers	12,667	(12,667)	—	—	—
Loan interest payable	9,327	—	—	—	9,327
Other liabilities	31,046	(329)	(84)	(1)	30,632
Loan capital	638,665	—	—	—	638,665
Derivative financial liabilities	7,000	—	—	—	7,000
Capital provision asset subparticipations	3,244	—	—	171	3,415
Third-party interests in consolidated entities	136,959	(104,351)	—	(32,608)	—
Deferred tax liabilities	4,099	—	—	—	4,099
Total liabilities	955,828	(230,168)	(84)	(32,438)	693,138
Total net assets	1,363,154	—	—	—	1,363,154
Current Portfolio
We count each of our contractual relationships as an “asset”, although many such relationships are composed of multiple underlying litigation matters that are often cross-collateralized rather than reliant on the performance of a single matter. As of December 31, 2019, our Burford-only balance sheet portfolio consisted of 151 assets held directly and nine other assets held indirectly through our investment in the Strategic Value Fund. Additionally, a number of the capital provision portfolio assets have multiple claims underlying them, although some of those claims relate to the same underlying legal theory and thus have some correlation.
We originate legal finance assets using a wide range of economic structures. The starting point in a single case asset is typically an arrangement under which we will receive our capital back as a first dollar matter followed by some preferred return on that capital along with a share of the ultimate recovery. Even in straightforward assets, the terms agreed will vary widely based on our assessment of the risk and likely tenor of the matter. Moreover, the larger or more complex a matter, the more likely it is to have an individually designed transactional structure to fit the needs of the matter, to accommodate what are often multiple parties with economic interests and to align interests and incentivize rational economic behavior. It is, therefore, difficult to generalize about the financial terms of legal finance assets, although Burford underwrites all of its assets to have the ability to produce desirable returns.

At December 31, 2019, our Consolidated portfolio was $3.1 billion, including deployed cost, unrealized gain and undrawn commitments. At December 31, 2019, the Group-wide portfolio was $4.2 billion of which $2.7 billion was attributable to the Burford-only balance sheet. The table below reconciles the calculation of our current portfolio on a Burford-only balance sheet basis to the calculation on a Group-wide basis.
Current Portfolio — Group-wide
As of December 31, 2019 (in U.S. dollar millions)	Burford-only Balance Sheet	Funds	BOF — C	Group-wide Total
Capital Provision — Direct:
Deployed cost	877.3	424.7	85.1	1,387.1
+ Fair Value adjustments	772.1	83.0	7.1	862.2
= Carrying Value	1,649.4	507.7	92.2	2,249.3
+ Undrawn commitments	911.7	307.6	152.4	1,371.7
= Total	2,561.1	815.3	244.6	3,621.0
Capital Provision — Indirect:
Carrying Value*	184.6	104.9	0.0	289.5
+ Undrawn commitments	0.0	0.0	0.0	0.0
= Total	184.6	104.9	0.0	289.5
Post-Settlement
Deployed cost	0.0	218.7	0.0	218.7
+ Fair Value adjustments	0.0	16.6	0.0	16.6
= Carrying Value	0.0	235.3	0.0	235.3
+ Undrawn commitments	0.0	63.3	0.0	63.3
= Total	0.0	298.6	0.0	298.6
Total Portfolio	2,745.7	1,218.8	244.6	4,209.1

*
Does not include hedging-related assets of $92 million which are included on the balance sheet in lines other than capital provision assets.

The first table below reconciles the calculation of our current portfolio on a Consolidated basis to the calculation on a Group-wide basis. The second table below provides additional details on the reconciliation.
Reconciliation of Current Portfolio — Consolidated IFRS to Group-wide
		Capital Provision-Direct	Post Settlement	Capital Provision-Indirect
As of December 31,2019 (in U.S. dollar millions)	Consolidated IFRS total	Non-consolidated Funds (e)	Non-consolidated Funds (e)	Plus: reported in equity securities	Group-wide total
Deployed cost	1,237.0(b)	383.5	218.7(d)	29.7	1,868.9
+ Fair Value adjustments	808.3(a)	78.6	16.6(d)	1.7	905.2
= Carrying value	2,045.3(a)	462.1	235.3(d)	31.4	2,774.1
+ Undrawn commitments	1,070.9(f)	300.8	63.3(d)	—	1,435.0
Total	3,116.2(g)	762.9(e)	298.6(d)	31.4(c)	4,209.1(d)

(a)
From Note 6 (capital provision assets) to our consolidated financial statements.

(b)
Derived by subtracting fair value adjustments from period end carrying value.

(c)
On an IFRS consolidated basis, some of the assets held within the Strategic Value Fund are included in the “Equity Securities” line of the statement of financial position. However, they are classified within capital provision assets in the Group-wide total amounts and the “Current Portfolio — Group-wide” table above.

(d)
From “Current Portfolio — Group-wide” table above.

(e)
These amounts represent the funds that are not consolidated under IFRS within the Group financial statements.

(f)
From Note 30 (financial commitments and contingent liabilities) to our consolidated financial statements — the amounts in this table represent the sum of total unfunded commitments for capital provision and legal risk in Note 30. Commitments are off-balance sheet under IFRS.

(g)
This amount represents a non-IFRS figure.

Additional Details on Reconciliation
	Capital Provision-Direct					Capital Provision-Indirect
As of December 31, 2019 (in U.S. dollar millions)	Consolidated IFRS total	Burford- only Balance Sheet	Consolidated Funds(d)	BOF-C	Capital Provision- Direct total	Strategic Value Fund	Less: reported in equity securities	Capital Provision- Indirect total
Deployed cost	1,237.0(e)	877.3(c)	41.2	85.1(c)	1,003.6	263.1	(29.7)	233.4
+ Fair Value adjustments	808.3(a)	772.1(c)	4.4	7.1(c)	783.6	26.4	(1.7)	24.7
Carrying value	2,045.3(a)	1,649.4(c)	45.6	92.2(c)	1,787.2	289.5(c)	(31.4)	258.1
+ Undrawn commitments	1,070.9(b)	911.7(c)	6.8	152.4(c)	1,070.9(b)	—	—	—
Total	3,116.2(g)	2,561.1(c)	52.4	244.6(c)	2,858.1	289.5(c)	(31.4)(f)	258.1

(a)
From Note 6 (capital provision assets) to our consolidated financial statements.

(b)
From Note 30 (financial commitments and contingent liabilities) to our consolidated financial statements; the amounts in this table represent the sum of total unfunded commitments for capital provision and legal risk in Note 30. Commitments are off-balance sheet under IFRS.

(c)
From “Current Portfolio — Group-wide” table above.

(d)
The sum of the amounts in the “Capital Provision-Direct — Consolidated Funds” column in the “Additional Details on Reconciliation” table above and “Capital Provision-Direct — Non-consolidated Funds” column in the “Reconciliation of Current Portfolio — Consolidated IFRS to Group-wide” table above is equal to the amounts in the “Funds” column of the “Capital Provision-Direct” section of the “Current Portfolio — Group-wide” table above.

(e)
Derived by subtracting fair value adjustments from period end carrying value.

(f)
On an IFRS consolidated basis, some of the assets held within the Strategic Value Fund are included in the “Equity Securities” line of the statement of financial position. However, they are classified within capital provision assets in the Group-wide total amounts and the “Current Portfolio — Group-wide” table above.

(g)
This amount represents a non-IFRS figure.

In the “Current Portfolio — Group-wide” table above, the “Funds” column includes some funds that are consolidated into our IFRS financial statements and some funds that are not; these funds are presented in separate columns in the “Reconciliation of Current Portfolio — IFRS Financials to Group-wide” table above. When the consolidated funds are added to the “Burford-only Balance Sheet” and “BOF-C” columns in the “Current Portfolio — Group-wide” table above, the sum corresponds to the amounts presented in Note 6 to our consolidated financial statements. When the amount of our non-consolidated funds is added to this sum, the total represents our Group-wide portfolio amounts, including both consolidated and non-consolidated funds.
The “Capital Provision-Indirect” assets are presented in the “Current Portfolio — Group-wide” table above on a deconsolidated basis, such that the “Burford-only Balance Sheet” column shows the Burford-only share of the Strategic Value Fund and the “Funds” column shows the LP’s share. On a consolidated basis, some of the assets of this fund are included in the “Equity Securities” line of the balance sheet. The “Reconciliation of Current Portfolio — IFRS Financials to Group-wide” table above presents that adjustment.
The undrawn commitment amounts in the “Current Portfolio — Group-wide” table above correspond to the amounts included in Note 30 to our consolidated financial statements, as indicated above.
The portfolio has grown steadily over the past several years, with a compound annual growth rate (CAGR) of 50% (Burford only) and 66% (Group-wide) since 2015. The significant portfolio growth over time provides the basis for future continued growth of our income and profits from the portfolio.

Undrawn Commitments
Our portfolio includes both commitments that have been funded and, therefore, have become deployments, as well as commitments that have not been funded and, therefore, are expected to become deployments at some future date. Although our realizations are neither controllable nor predictable, we do have significantly more visibility of and control over our deployments. Although some portion of these deployments are on prior definitive commitments which we are obligated to fund, a significant portion of deployments on prior commitments is discretionary, so that we have control over whether to fund.
As of December 31, 2019, our Consolidated unfunded commitments were $1.1 billion. As of the same date, our Burford-only balance sheet unfunded commitments were $911.7 million and our Group-wide total unfunded commitments were $1.435 billion. Deployments on new potential commitments are entirely within our control, since we can decline to make the commitment in the first instance if we do not want to deploy capital at that time.
The table below sets forth our Group-wide unfunded commitments outstanding at December 31, 2019 and December 31, 2018 on a Consolidated basis, a Burford balance sheet only basis and a Group-wide basis and provides a reconciliation.
As of December 31, 2019 (2018) (in U.S. dollar millions)		Consolidated commitments	Elimination of third-party interests	Burford-only balance sheet commitments	Fund commitments	BOF-C commitments	Group-wide total commitments
Capital provision-direct:
Legal finance commitments	2019	981.5(a)	(152.9)	828.6	287.4	146.2	1,262.2
	2018	646.6(a)	(31.7)	614.9	248.2	31.8	894.9
Legal risk management	2019	89.3(a)	(6.2)	83.1	20.2	6.2	109.5
	2018	72.5(a)	0.0	72.5	15.4	0.0	87.9
Capital provision-indirect:
Commitments in the Strategic Value Fund	2019	0.0(a)	0.0	0.0	0.0	0.0	0.0
	2018	0.0(a)	0.0	0.0	0.0	0.0	0.0
Commitments in Post-Settlement Funds	2019	0.0(a)	0.0	0.0	63.3	0.0	63.3
	2018	0.0(a)	0.0	0.0	19.0	0.0	19.0
Total unfunded commitments	2019	1,070.8	(159.1)	911.7	370.9	152.4	1,435.0
	2018	719.1	31.7	687.4	282.6	31.8	1,001.8

(a)
From Note 30 (financial commitments and contingent liabilities) to our financial statements.

The table above shows $912 million of unfunded (undrawn) commitments attributable to the capital provision-direct portfolio on the Burford-only balance sheet. Other undrawn commitments are the responsibility of funds and other capital pools, which plan separately to be able to meet those commitments, typically by calling capital from investors. Of that number, $83 million is attributable to legal risk management, none of which we expect to need to fund and none of which would be required on any sort of accelerated basis. The remaining $829 million relates to existing legal finance arrangements. Note that, since our funding commitments may not be deployed for a variety of reasons, they are considered contingent liabilities, as presented in Note 30 to our consolidated financial statements.
While $829 million of legal finance arrangements seems like a large number, there are three important points to bear in mind about undrawn commitments. First, our undrawn commitments can be divided into two categories: discretionary and definitive. Discretionary commitments are those commitments where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. As an example, if we have committed to a law firm to fund future new cases for them, that commitment would be subject to underwriting and approving those new cases; we would not be obligated to provide funding unless we have given those approvals. Definitive commitments are those commitments where we are contractually obliged to fund incremental capital and failure to do so without good reason (such as a negative change in a case’s prospects) would typically come with adverse contractual consequences. Of the $829 million of litigation finance commitments, $540 million (65%) are discretionary and $289 million (35%) are definitive.
Capital provision-direct unfunded commitments Burford-only balance sheet (in U.S. dollar thousands, unless otherwise indicated) December 31, 2019	$	% of total
Unfunded commitments — legal finance
Definitive	288,513	35
Discretionary	540,095	65
Total	828,608	100
Second, we have good visibility into the timing of when definitive commitments will be drawn, and the ability to plan for those draws. This visibility is partly because many of our agreements actually structure future draws on an explicit timetable or with reference to case events, and partly because we have good insight into the timing of individual legal actions. For example, we know that the median time to trial in the U.S. federal courts was recently reported as 27.8 months, and has not been lower than 26.3 months in the last five years. Thus, we know that the significant portion of our funding that relates to a case’s trial in those courts for a new matter in 2020 won’t be drawn until 2022 at the earliest. Because of the longer-term nature of such deployments, our aggregate deployments on undrawn commitments remain gradual, with a median over the last three years of 16% deployments during the course of the year on undrawn commitments at prior year’s end.
Third, the incidence of settlement means that not all of our commitments will in any event be drawn. Historically, we have ended up deploying on average 89% of our commitments on concluded (fully and partially) matters, but it can take many years to reach that level.
Burford-only Balance Sheet Capital Provision-Direct Portfolio
Before considering the performance of the legal finance assets in our capital provision-direct portfolio, it may be worth reviewing the typical life of a litigation matter. While different legal fora have somewhat different approaches, this generic approach is generally applicable. Once a case is commenced, pre-trial activity begins, including discovery and pre-trial motions. Often, as the case develops through this phase, one side or the other will conclude its position is not as strong as it thought, which can often lead to settlement discussions. If a case doesn’t settle, it moves to trial and a judgment; again, settlement can often occur at or around the trial phase. After a judgment has been entered, there is typically an appeal process (during which settlements can also occur) before the judgment becomes final. This entire process can occur over the course of several years but, in some jurisdictions, can take longer (or, in some small number of cases, be faster).
Of our concluded cases to date, 68% based on deployed cost have settled, while 32% have gone to adjudication (note that we include assets sold within the adjudication category for purposes of this analysis).

Returns are robust from settlements, but strong return outperformance comes from asymmetric returns on judgments. This is not anything unusual nor are those outperforming assets unique or non-repeatable; rather, it is the fundamental nature of the litigation process to produce dispersed returns. It is inevitable that a small portion of our portfolio will deliver an outsized percentage of our returns. Our underwriting process and deal structures are designed to put potential outperformers in the portfolio and make sure we get significant returns if they go all the way to a positive judgment.
Losses are a normal part of our business, but are well tolerated within our portfolio in light of our high returns in the event of successful matters.
Set forth below is a discussion of the portfolio tenor and returns for the Burford-only balance sheet capital provision-direct portfolio.
Portfolio Tenor
The reality of litigation is that a majority of cases settle and pay proceeds in a relatively short period of time, and a minority of our portfolio goes on to adjudication, which takes longer. The chart below shows the impact of those outcomes over Burford’s history of realizations since inception.
While we believe strongly that our Petersen investment is a part of Burford’s overall performance and should not be treated separately, we have presented the chart below both with and without the impact of the secondary sales we have made of our Petersen investment, since we think it is useful to consider the data in both ways.
Note that the vintage cash flows and weighted average lives in the charts above are calculated from initial commitment dates. We have historically presented weighted average life (or duration) data from the time of average deployment to the time of average realization, which has to date been about a half-year shorter than measuring from initial commitment. Said another way, it typically takes about a half a year to get to average deployment on a commitment since initial deployments of a portion of the commitment are often followed by subsequent deployments that take place over several years. In calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. On that basis, we can look at the historical weighted average lives (beginning at the point of average deployment) of the capital provision-direct portfolio, weighted both by deployed cost (our historical method) and by recoveries. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed while weighting by recoveries provides a view on how long on average it takes to recover a dollar of return.
Burford’s capital provision-direct portfolio, though sizeable at this point, is still relatively young because of its rapid growth. As a consequence, weighted average lives on the concluded portfolio in aggregate are likely shorter than they would be on a mature portfolio because we have realized some of the shorter-tenor assets in our more recent, larger vintages while still being some time away from realizing the longer-tenor assets in those vintages.
Portfolio Returns
As of December 31, 2019, concluded assets in the Burford-only balance sheet capital provision-direct portfolio had generated, on a cumulative basis, an ROIC of 88% and an IRR of 31% since our inception.
We do not believe it makes sense to exclude our highest-returning assets from our return metrics in a business where we are currently originating new assets with the potential to generate outsized returns. Nonetheless, we have in the past provided our returns data excluding our Petersen realizations; at December 31, 2019, excluding proceeds from our sales of Petersen participations, our capital provision-direct ROIC would have been 54% and our IRR 24% instead of an ROIC of 88% and an IRR of 31%.

Set forth below is a table with a summary by vintage of every asset that we have funded in our capital provision-direct portfolio over our history.

Capital provision-direct assets
Burford balance sheet only

($ in millions)	Number of assets	Commitment amount	Deployed costs	Recovered proceeds	ROIC	IRR	WAL – D[1]	WAL – R[2]
Concluded	3	11.5	11.5	40.1	251%	32%	3.3	4.8
Partial realised – concluded	–	–	–	–				
Partial realised – ongoing	–	–	–	–				
Ongoing	–	–	–	–				
2009 Total	3	11.5	11.5	40.1				
Concluded	14	94.8	81.3	182.7	125%	21%	3.0	4.5
Partial realised – concluded	–	–	–	–				
Partial realised – ongoing	–	–	–	–				
Ongoing	2	22.6	22.5	–				
2010 Total	16	117.4	103.8	182.7				
Concluded	10	86.9	59.7	72.6	21%	8%	3.2	2.4
Partial realised – concluded	1	1.4	1.4	1.4				
Partial realised – ongoing		14.2	14.2	–				
Ongoing	3	20.1	20.1	–				
2011 Total	14	122.6	95.4	74.0				
Concluded	8	61.5	56.7	116.2	105%	41%	2.3	2.1
Partial realised – concluded	–	–	–	–				
Partial realised – ongoing	–	–	–	–				
Ongoing	1	2.0	0.5	–				
2012 Total	9	63.5	57.2	116.2				
Concluded	9	21.9	20.8	26.5	30%	18%	1.7	1.8
Partial realised – concluded	2	3.2	3.2	4.9				
Partial realised – ongoing		4.2	2.0	–				
Ongoing	1	10.8	9.2	–				
2013 Total	12	40.1	35.2	31.4				
Concluded	15	85.3	62.5	97.9	64%	32%	1.7	1.8
Partial realised – concluded	4	12.1	11.9	24.3				
Partial realised – ongoing		36.4	25.4	–				
Ongoing	4	30.0	23.2	–				
2014 Total	23	163.8	123.0	122.2				

1. WAL of the vintage weighted by deployments
2. WAL of the vintage weighted by recoveries

Details on the Group-wide Portfolio
The following chart shows the products and services we provide that give rise to the assets in our capital provision-direct portfolio. The total amounts shown in the table below correspond to amounts presented in the “Current Portfolio — Group-wide” table above. See the “Reconciliation of Current Portfolio — Group-wide” table above for a reconciliation of the total amounts calculated on a Consolidated basis.
Total Group-wide portfolio (funded cost + unrealized gain + undrawn commitment) by product/service
	Capital provision-direct
As of December 31, 2019 (in U.S. dollar millions)	Burford-only balance sheet	BOF-C	Other funds	Group-wide total
Single	560.0	84.8	245.7	890.5
Portfolio	1,742.9	153.6	549.4	2,445.9
Asset recovery	173.5	0.0	0.0	173.5
Legal risk	84.7	6.2	20.2	111.1
Total	2,561.1	244.6	815.3	3,621.0
We classify cases by the jurisdiction in which they are pending (or, for arbitration, “seated” in the jurisdiction which establishes the court regime and supervises the underlying arbitration) regardless of the nationality of the parties, and in the case of multinational matters we classify them based on their predominant connection, if one can be discerned. When we have matters that simply defy such categorization, we have classified them as “global”. The following chart shows a breakdown of Group-wide commitments by geography as of December 31, 2019. The Group-wide commitments shown below include capital provision direct deployed cost of $1,387.1 million and undrawn commitments of $1,371.7 million, which amount to $2,758.8 million; these amounts do not include unrealized gains. These amounts correspond to amounts presented in the “Current Portfolio — Group-wide” table above. See “Reconciliation of Current Portfolio — Group-wide” table above for a reconciliation of such amounts calculated on a Consolidated basis.
Although our business is global, the bulk of our commitments (and, correspondingly, our deployments and realizations) are denominated in U.S. dollars. The following are charts showing a breakdown of Group-wide commitments by currency as of December 31, 2019. The Group-wide commitments shown below include deployed cost and undrawn commitments but do not include unrealized gains. See the table under “— Current Portfolio” for a reconciliation of these Group-wide financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS.
These charts do not capture all of the currency risk to which the business is subject and are not intended to do so; they merely show the currency in which our capital provision-direct commitments are written. While generally our returns are computed based on that contractual currency (so that if we advance U.S. dollars we are entitled to be repaid in U.S. dollars), the underlying litigation may expose us to currency risk. For example, if we finance an arbitration claim in which the underlying damages will be assessed by the tribunal in local currency and if that currency devalues against the U.S. dollar during the course of our investment, our share of the underlying recovery would be worth less in U.S. dollars (and we do not generally hedge that risk because of the uncertainty both of outcome and timing of the underlying adjudication). However, we are often entitled to recover our principal in the contractual currency regardless of underlying currency movements, so while the currency movement could reduce (or increase) our profits, it would be less likely to affect the recovery of our U.S. dollar principal.
The Group capital provision-direct portfolio encompasses 13 case types across 20 industries (as classified by the Standard Industrial Classification).

The claims underlying our legal finance assets are generally diverse, as are our relationships with law firms. Our largest relationship with a single law firm consists of (i) financing arrangements between us and the firm, where the firm seeks to monetize the risk that the firm has taken with some of its clients, and (ii) direct financing arrangements with counterparties who elect to hire the firm. This law firm is one of the 50 largest law firms in the United States based on revenue according to The American Lawyer, and has more than 500 lawyers and more than 20 offices around the world. As of December 31, 2019, our portfolio of matters with the law firm included over 40 different litigation matters handled by more than 50 different partners in 13 different offices. Taken together, these arrangements accounted for approximately 13% of our Group-wide commitments (14% Burford-only balance sheet) as of December 31, 2019 and for the year ended December 31, 2019 represented approximately 7% of our consolidated total income (7% Burford-only total income). In regards to our overall portfolio, as of December 31, 2019, our capital provision-direct portfolio included 151 different assets. The portfolio does include certain related exposures where we have financed different clients relative to the same or very similar claims, such that outcomes on these related exposures are likely to be correlated. At December 31, 2019, our five largest related groups of exposures were:
Capital Provision-Direct Portfolio
Five Largest Related Exposures by Deployed Cost at December 31, 2019
Industry	Case Type	Geography	Number of Assets	Number of Cases	Group-Wide Deployed Cost $000	Burford-only Balance Sheet Deployed Cost $000	Burford-only Balance Sheet % of Total Capital Provision-Direct Portfolio Deployed Cost
Insurance	Federal Statutory	North America	10	17	143,974	94,240	11
Utilities	Arbitration	Europe	1	2	83,815	62,273	7
Food, beverage & tobacco	Antitrust	North America	2	2	81,900	34,128	4
Energy	Contract	North America	4	2	79,186	39,190	5
Software & services	Antitrust	North America	6	1	59,887	41,725	5
Capital Provision-Indirect Portfolio
We began deploying capital in our capital provision-indirect portfolio in 2017. To date we have originated 18 assets in this portfolio of which nine have concluded. Those concluded assets have generated an overall ROIC of 8% and an IRR of 17% (without regard to allocation between the balance sheet and the fund). Note that because of the shorter weighted average lives and lower risk of these assets, ROICs will generally be lower than deployed litigation finance assets. In addition to direct investment returns, Burford earns management and performance fees from these assets, increasing the balance sheet’s total returns from this portfolio.

Both the cash flows and the accounting for investments in our capital provision-indirect portfolio are complex, and the accounting tends to generate losses first and then gains later. On a cash basis, we often receive significant amounts of our invested capital back before the matter concludes, de-risking the asset and enhancing our IRRs.
As an accounting matter, because we typically hedge our positions to remove market risk (all we are trying to take is litigation risk), when we have an outstanding asset, both sides of the hedge flow through unrealized gains, but netting is not permitted so we show both unrealized gains and unrealized losses. However, once our traded Level 1 asset becomes a Level 3 asset as it proceeds to litigation, the gain/loss on the hedge is then realized even though the asset is not concluded but any gain/loss on the long position remains in unrealized gains. Only when the asset concludes will the gain/loss on the long move to realized gains. As a result of this accounting approach, we regularly have mismatches between realized and unrealized gains and losses, and the bulk of our reported income relates to concluded matters as opposed to ongoing ones.
Commitments
We build our business by, first, making commitments to fund legal finance assets, which in turn generate deployments of our capital, followed sometime later by a realization of our capital (through settlements, judgments or sales of our entitlement) and the return on it. Our origination and underwriting teams focus on generating commitments to our clients since these commitments are what will give rise to our capital provision assets, both in our funds and on our balance sheet.
Across the Group, new funding commitments increased 19% in 2019 to $1.6 billion (2018: $1.3 billion), reflecting robust demand for our financing as well as the trend we have observed in recent years of rising asset sizes, a segment of the market where our scale and financial strength provides competitive advantage.
Of these new commitments, the Burford-only balance sheet accounted for $726 million or 46%. While Burford’s balance sheet commitment remained consistent with prior years, BOF and BOF-C, both put in place in December 2018, enabled Burford to make more commitments overall. This outcome is consistent with our goal of diversifying our funding sources to allow for further growth in the business while enabling the balance sheet to increase its returns without having to advance every dollar of capital. Investors may notice in the case-specific data some deviation from the investment allocation policy we announced at the time of the SWF transaction; the net impact of that policy is generally to have eligible legal finance assets allocated 42% to the balance sheet, 33% to the SWF and 25% to BOF. The reason for any deviation is generally because certain categories of legal finance assets are excluded from the sovereign wealth fund’s participation for comity reasons, and when an exclusion applies, assets are instead allocated 63% to the balance sheet and 37% to BOF. From time to time other deviations may also occur among the three capital sources due to risk limits, historical participation in a prior transaction, concentration limits or other objective factors.
We anticipate that, during 2020, BOF will have become fully committed to fund assets. At that point, BOF could only take on new commitments to the degree that it has recycled capital from recoveries on prior deployed assets. When BOF becomes fully committed, BOF-C has agreed to increase its participation in each eligible transaction from 33% to 50%; as a consequence, the effective portion committed to by Burford’s balance sheet will rise from 42% to 50% on those transactions.
Group-wide commitments by type entered into during the year
($ in millions)		Burford-only balance sheet		BOF-C		Other funds		Group-wide total
Capital provision-direct	2019	530	55%	196	21%	229	24%	955
	2018	491	66%	53	7%	195	27%	739
Capital provision-indirect*	2019	196	61%	—	0%	123	39%	319
	2018	270	64%	—	0%	149	36%	419
Post-settlement	2019	—	0%	—	0%	299	100%	299
	2018	—	0%	—	0%	168	100%	168
Total	2019	726	46%	196	13%	651	41%	1,573
	2018	761	57%	53	4%	512	39%	1,326

*
Includes commitments for hedging-related assets, which increased amounts for 2018 by $53 million from what was previously reported.

Of our Group-wide commitments, corporate clients account for 52% of such commitments, law firms account for 44% of such commitments and other clients account for the remaining 4% of such commitments.
Capital provision-direct
Commitments to fund legal finance assets where we provide our capital directly grew 29% in 2019, fueled by continued strong demand for capital across our range of offerings, including an increase in corporate monetizations. During 2019, we committed to eight such monetizations in excess of $10 million each. Capital provision-direct commitment growth in 2019 continued a multi-year trend of robust increases in commitments in this area.
Capital provision-indirect
New commitments in our capital provision-indirect portfolio declined because the Strategic Value investment fund through which we make those commitments was largely fully committed for much of the year, constraining its ability to make new commitments. When the fund had resolutions during the year that freed up capacity, that capacity was soon committed again. When we raised the Strategic Value fund in June 2017, it closed with $500 million in investor commitments, including a $150 million commitment from the Burford-only balance sheet. The Strategic Value fund structure allows limited partners to opt in or out of each specific investment, and we are able to scale the balance sheet participation to absorb some of those opt-outs if desired. In addition to our original commitment, we have the opportunity to take investment overages when available, which we have exercised. Burford’s balance sheet is now the largest investor in the fund, with outstanding deployments of $184.6 million invested at December 31, 2019 out of total fund assets on that date of $289.5 million.
In the strategy that we conduct in the Strategic Value fund that presently comprises the entirety of the capital provision-indirect portfolio, we typically hedge away market risk. The margin we are required to post against those hedges is included in the due from brokers line in our consolidated statement of financial position; it does not run through the capital provision assets line on the balance sheet. The impact of these hedging-related assets on these statistics can be seen from the charts below.
Annualized commitment data is supplemental financial information that we do not calculate or present on a Consolidated basis.
Deployments
We had deployments above $1 billion Group-wide in 2019. The table below sets forth our Group-wide deployments for the year ended December 31, 2019.
Group-wide deployments by type made during the year
($ in millions)		Burford-only balance sheet		BOF-C		Other funds		Group-wide total
Capital provision-direct	2019	269	54%	76	15%	156	31%	501
	2018	366	66%	21	4%	167	30%	554
Capital provision-indirect*	2019	196	61%	—	0%	123	39%	319
	2018	304	73%	—	0%	115	27%	419
Post-settlement commitments	2019	—	0%	—	0%	254	100%	254
	2018	—	0%	—	0%	160	100%	160
Total	2019	465	43%	76	7%	533	50%	1,074
	2018	670	59%	21	2%	442	39%	1,133

*
Includes deployments for hedging-related assets.

Capital provision-direct
Group-wide capital provision-direct deployments in 2019 were consistent with 2018. In 2019, we experienced the first full year of deployments against the revised capital allocation framework we announced in December 2018, after concluding a new funding arrangement with a sovereign wealth fund and third-party institutional investors in BOF. As such, BOF and BOF-C played a significant role in funding deployments in the period, so that the Burford-only balance sheet only accounted for 54% of capital provision-direct deployments during 2019 compared to 66% in 2018. If the balance sheet had comprised a similar percentage of the overall deployments as in 2018, Burford-only total deployments during 2019 would have been $527 million, or 13% higher than they actually were. Given the attractive economics of these third-party funding structures, especially the BOF-C arrangement where we receive 60% of investment profits while investing 33% of the investment capital, we believe that our Burford-only profitability will ultimately be higher despite the lower level of balance sheet deployments.
Capital provision-indirect
Since deployments in our capital provision-indirect portfolio tend to occur at or shortly after the time of commitment, the lower level of 2019 commitments in this area also led to a lower level of deployments than in 2018.

Deployments are supplemental financial information that we do not calculate or present on a Consolidated basis.
Realizations
Our annual Group-wide realizations increased by 22% from $841.0 million for the year ended December 31, 2018 to $1,028.0 million for the year ended December 31, 2019. We consider a legal finance asset to be concluded where there is no longer any litigation risk remaining, either because of an agreed settlement or a final judgment. Upon conclusion, we record the legal finance asset, including both capital and return, as having been realized. At that point, we book the amount due to us for our capital and return as either cash or a due from settlement receivable. Cash from realizations during the year net of any change in due from settlement receivables comprises our cash proceeds for the period.
Group-wide realizations by type
2019 (2018) (in U.S. dollar millions, unless otherwise indicated)		Burford-only Balance sheet		BOF-C		Other funds		Group-wide total
Capital provision-direct	2019	228	64%	21	6%	105	30%	354
	2018	321	84%	—	0%	60	16%	381
Capital provision-indirect*	2019	233	54%	—	0%	199	46%	432
	2018	216	64%	—	0%	122	36%	338
Post-settlement	2019	—	0%	—	0%	250	100%	250
	2018	—	0%	—	0%	122	100%	122
Total	2019	461	44%	21	2%	554	54%	1,036
	2018	537	64%	—	0%	304	36%	841

*
Includes realizations from hedging positions.

The table below provides a reconciliation of our total realizations in 2019 on a Consolidated basis to a Group-wide basis.
As of December 31, 2019 (in U.S. dollar millions)
Consolidated IFRS realizations*	539.4
Warehousing realizations	33.1
Refinancing realizations	16.5
Cash from margin/hedging	97.1
Capital provision non-consolidated funds	100.0
Post Settlement non-consolidated funds	250.3
Group-wide realizations	1,036.4

*
See Note 6 to our consolidated financial statements.

Capital provision-direct
Since inception, from our capital provision-direct assets on the Burford-only balance sheet, we have generated $1.3 billion in realizations from 117 concluded or partially concluded assets which had a deployed cost of $672 million, while we have $877 million in capital deployed in ongoing assets.
Note that we continue to have a small number of ongoing assets in our older vintages. Given that we do not conclude our assets until there is no longer any litigation risk remaining and that adjudications can take a long time, this is not surprising. Some of these longer-dated assets may turn out to be successes. Others could be losses. We will not know until legal activity concludes.
Realizations in capital provision-direct in 2019 were down 7% compared with the prior year. As with deployments, we saw a skew towards Burford’s investment funds, with balance sheet realizations from capital provision-direct assets declining 29% while investment fund realizations increased by 75%.
From our perspective, much of the volatility in capital provision-direct realizations is a timing issue. As we have long made clear, we can neither predict nor control the timing of the generation of litigation returns. We finance large, complex commercial claims. Our realizations come from their resolution. There is no “normal” for such claims; they are inherently idiosyncratic. We have had cases resolve in less than a week, and we have matters from 2010 still going strong. That is the opportunity in our business and it is why we are able to generate the returns we have historically delivered. We saw several drivers behind this timing issue in 2019:
•
Our portfolio consists of a relatively small number (151) of assets. Although a number of these assets (such as portfolio matters) have multiple cases underlying them, the timing of realizations on those assets is idiosyncratic and unpredictable, depending as it does on the legal process. As a consequence, it is entirely possible that we can go through a reporting period with relatively little realization activity even while the investment cases are progressing in a favorable manner.

•
Certain types of cases take longer to mature than others; international arbitration and intellectual property cases in particular can take quite a while to work through the legal process. As our mix of cases changes from vintage to vintage, this can impact the expected life and realization timing from that vintage. Since our pricing is designed to maintain our overall return levels even if a case takes longer to pursue, we are largely indifferent to longer case lives.

•
This idiosyncratic timing is also exacerbated by the relatively young overall life of our portfolio. Burford saw a dramatic increase in commitments beginning in 2017. Deployments on that and subsequent vintages occur with a lag; based on our concluded case history, it typically takes six months from initial commitment to have capital deployed on average and 1.5 years to have it fully deployed. Then, from the point of average deployment, it takes 2.3 years on average (weighted by recoveries) for realization, meaning that a 2017 vintage commitment wouldn’t be expected to turn into a realization for three years on average — and there are significant deviations from the mean.

Despite the modest level of realizations from our capital provision-direct portfolio, we were pleased with the progress during 2019 of a number of our cases and look forward to favorable results as the portfolio continues to mature. Burford posted less than $6 million in realized losses on cases concluded during 2019. As a percentage of average capital provision-direct assets at cost during the year, that represented 0.7%, lower than in any year since our first full year of operations. We don’t present this as a trend, but rather as affirmation that 2019 was simply a quiet year.
Capital provision-indirect
Group-wide realizations from our capital provision-indirect assets rose 25% in 2019, again demonstrating the lower risk and shorter duration of those investments.
Due from Settlement Receivables
When the underlying case has been concluded and a legal finance asset has been realized, we book the amount due to us for our capital and return as a due from settlement receivable. In a substantial majority of situations, we are due cash and our receivable is typically paid within the reporting period. In a small number of cases (typically where our client does not receive cash for the settlement or judgment), we receive non-cash consideration, such as stock or some form of debt such as a mortgage or a loan. As of December 31, 2019, the current outstanding receivables were $19.0 million (2018: $37.1 million).
Capital provision-direct — Burford-only balance sheet
For concluded (fully and partially) assets since inception as of December 31, 2019	Realizations ($000)	% Realizations
Cash receivables:
Paid within the same annual period	1,068,771	85%
Paid within 30 days of period end	21,300	2%
Paid by the end of the next annual period	83,130	7%
Paid in longer than one year	23,866	2%
Current outstanding receivables	18,989	1%
Non-cash consideration received:
Debts monetized into cash	43,658	3%
Stock monetized into cash	624	0%
	1,260,338
Capital provision-indirect — Burford-only balance sheet
For concluded (fully and partially) assets since inception as of December 31, 2019	Realizations ($000)	% Realizations
Cash receivables:
Paid within the same annual period	451,468	100%
Paid within 30 days of period end	1,592	0%
	453,060
At December 31, 2019, Burford had on its balance sheet $18.989 million of current outstanding receivables of which $4.5 million had been outstanding at June 30, 2019 and $29,000 of non-cash due from settlement assets on its book.
As due from settlement receivables are collected, they generate cash proceeds for us.

Fair Value Data
In our 10-year history, we have taken a total of $134 million of annual fair value adjustments (gains net of any losses) on our capital provision-direct portfolio excluding fair value gains on YPF-related assets. Of those fair value gains, $38 million remain on Burford’s balance sheet today. Burford has had one investment written up by more than $1 million that resulted in an eventual loss. Setting aside YPF-related assets, it should be noted that from the total pool of assets on which it took those cumulative $134 million in annual fair value adjustments, Burford has generated over $1 billion of recoveries and over $350 million in gains.
For the vast majority of our legal finance assets, where fair value is based on objective events in the legal process, valuation changes have typically been both late in the life of the asset, as the legal process draws to a more certain conclusion, and modest in amount.
The chart below illustrates both of these points. This chart shows the cumulative fair value adjustment on average across our fully concluded capital provision-direct assets as a percentage of the ultimately realized value of the asset. What the chart shows is that, on average, our fair value adjustment was only 4% of the ultimately realized value five years before the time of realization, growing to 27% of realized amount on average one year prior to realization.
Further evidence of the reasonableness of our fair value approach can be found by examining how our fair value marks compared with realized amounts in our concluded capital provision-direct assets to date.
•
33% of profit on successes taken as fair value gains

•
49% of losses taken as fair value write-downs

Realized profits/(loss) of fully concluded capital provision-direct assets
Burford balance sheet only
($ in U.S. dollar millions)	Percent*	Total realized profit/(loss)	Total FV write-ups/downs	FV mark % of realized profits/(loss)	Number of assets
Profit > $l.0m	85%	382.9	125.3	33%	44
Losses > $1.0m	15%	(66.3)	(32.6)	49%	16
Results < $1.0m**	0%	(0.3)	(0.9)	N/A	24
Total concluded	100%	316.3	91.8	29%	84

*
Dollar-weighted by gain or loss

**
These 24 investments had realized profits/(loss) and fair value write ups/downs of less than $1 million both individually and in the aggregate

However, this general approach to fair value has been disrupted by our YPF-related assets — our financing of the Petersen and Eton Park claims. We have sold 38.75% of our interest in the proceeds of the Petersen claim for $236 million in cash in a series of third-party transactions over the past three years. As those transactions have increased in size and number of participants, they have become increasingly relevant to the fair value of the YPF-related assets under the accounting standards, and they have obliged us to record meaningful amounts of unrealized gain given the significant acceleration in implied value from the transactions.
Our most recent sale of a portion of our proceeds of our Petersen entitlement in June 2019 was part of a $148 million placement to a number of institutional investors, of which we sold $100 million and other third-party holders sold the remaining portion. Given the size of this latest sale and the participation of a meaningful number of third-party institutional investors, we have concluded that the significant input in valuing our YPF-assets at year-end 2019 was this market transaction. This does not imply that these assets will henceforth be carried based on trading in the secondary market for the Petersen interests.
As a consequence, and as an exception to the usual rule that we cannot disclose individual matters’ fair values given the use of privileged and protected information in the assessment of those values, we can disclose the following information to assist investors in understanding the impact of the YPF-related assets:
•
The carrying value of our YPF-related assets on its balance sheet (both Petersen and Eton Park combined) was $773 million at December 31, 2019 including $734 million of unrealized gain.

•
During 2019, the capital provision income from the YPF-related assets was $188 million, consisting of realized gains relative to cost of $98 million, previous unrealized gains transferred to realized gains of $(78) million and fair value adjustment in the period of $168 million.

Otherwise, in order to protect client confidentiality and legal privilege, we cannot provide our fair value valuations on individual legal finance assets, nor can we provide data that would allow inference of those valuations.
Our YPF-related assets have been clear successes to date. From an investment on our balance sheet of less than $50 million, we have realized cash proceeds of $236 million and have assets on our books at December 31, 2019 with a fair value of $773 million representing in total over $1 billion in realized and unrealized value to date.
The tables below set forth the proportion of unrealized gains contained in our balance sheet asset and illustrates that the bulk of these gains are related to our YPF-related assets. The table below breaks down our historical fair value gains into “gross” and “net,” showing each year our total balance sheet fair value component and the division of the year’s movements into new unrealized gains and the reversal of prior years’ gains as matters turn into realized gains.

Unrealized gains on capital provision assets (direct and indirect) on Burford’s balance sheet
(in U.S. dollar millions)
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Unrealized gain as at January 1		4	8	18	41	60	82	169	352	590
FV adjustment in the period	4	8	10	29	18	40	100	233	315	265	1,022
Previous unrealized (gains)/losses transferred to realized (gains)/losses	—	(4)	—	(6)	1	(18)	(13)	(50)	(77)	(79)	(246)
FV movement (net of transfers to realizations)	4	4	10	23	19	22	87	183	238	186	776
Unrealized gain as at December 31	4	8	18	41	60	82	169	352	590	776
Since the beginning of 2015, YPF-related assets accounted for:
•
$878 million in fair value adjustment, less

•
$144 million in previous unrealized gains transferred to realizations, resulting in

•
$734 million in fair value movement net of transfers.

Summary of components of carrying value at December 31, 2019
Burford-only balance sheet
(in U.S. dollar millions)
	Deployed Cost	Unrealized Gain	Carrying Value
Capital provision direct:
YPF-related assets	39	734	773
Other assets	838	38	876
Total:	877	772	1,649
Capital provision indirect:	181	4	185
Total capital provision assets:	1,058	776	1,834
YPF-Related Assets
We are constrained from discussing ongoing matters for a number of reasons:
•
Clients tend not to wish their litigation to be discussed publicly, and we are generally subject to contractual confidentiality obligations to our clients;

•
We are regularly the recipient of information subject to various litigation privileges, and would risk waiving our clients’ protection should we discuss such information (or anything derived from it); and

•
Courts and tribunals universally dislike public statements about ongoing matters, and often forbid them — and much as we appreciate investor interest, we think it is better to win cases and not anger judges than meet investor demand for mid-case updates.

We are, however, able to say somewhat more about our YPF-related claims simply because of the substantial amount of material about those claims that is freely in the public domain, although we are constrained from discussing legal strategy or anticipating future events.
We have funded two claims relating to Argentina’s renationalization of YPF, the Argentine energy company (“YPF”). Both are claims by significant former YPF shareholders that YPF and Argentina breached their obligations under YPF’s by-laws to buy out all other shareholders when Argentina renationalized YPF by expropriating a majority of its shares. According to YPF’s by-laws, Argentina was required to tender for the 49% of shares that it did not expropriate when it re-took control of YPF in 2012. YPF’s by-laws set out a formula for calculating the price that Argentina should have paid for those shares. The formula is objective and relies on inputs such as corporate earnings and historical share trading prices.

Specifically, the relevant formula calculates share value by taking the highest price to earnings (P/E) ratio over the two years prior to Argentina providing notice of the expropriation and multiplying it by the last twelve-month earnings.
•
If one uses as the operative date the moment when Argentina notified the public that it was planning to expropriate YPF shares (January 2012) the value of the Petersen shares under the formula exceeds $9 billion.

•
Defendants might argue that the court should instead use the date when Argentina actually took control of the company several months later (April 2012) to try to reduce the value of Petersen’s shares below $6 billion.

The date selected may not be the only variable that would go into the calculation of damages; other factors might include such matters as an addition for pre-judgment interest running from 2012. We do not mean to address all the variables or engage in an exhaustive damages analysis in this forum, but rather simply to show how a mechanical application of the by-laws might work. Naturally, litigation must be evaluated on the basis of a possible discounted settlement, but here Repsol’s experience is instructive, as Argentina settled with Repsol (whose 51% YPF ownership stake Argentina expropriated in 2012) for around 50 cents on the dollar of equity value.
We have two assets based on claims relating to Argentina’s renationalization of YPF:
The first is with respect to claims brought by two Spanish companies, both in insolvency proceedings (the Petersen companies, or “Petersen”), which owned about 100 million YPF shares prior to its renationalization.
•
We have thus far invested $20.2 million in the Petersen claims

•
We are entitled to 70% of the proceeds recovered from the Petersen claims, less contracted amounts due to law firms

•
We therefore expect to retain 58-59% of proceeds net of those expenses

•
We have already sold 38.75% of our entitlement in the Petersen claims to other investors for total cash proceeds of $236 million

•
We are contractually obliged to retain a majority interest in its entitlement throughout the pendency of the case

The second is with respect to claims brought by Eton Park, a major U.S. hedge fund, which owned about 12 million YPF shares prior to its renationalization.
•
We have thus far invested $26 million in the Eton Park claims, which are essentially identical to the Petersen claims and following the same US litigation path

•
We are entitled to approximately 75% of the proceeds recovered from the Eton Park claims

•
Burford has not sold any of its interest in the Eton Park matter

Both the Petersen and the Eton Park claims against Argentina and YPF are pending in U.S. federal court in the Southern District of New York, the same court in which Repsol brought its claims against Argentina over the YPF renationalization.
Over the past several years, Argentina and YPF have been focused on collateral matters in the Petersen litigation and have been trying to avoid the jurisdiction of the US courts by invoking a piece of US legislation, the Foreign Sovereign Immunities Act (“FSIA”), which regulates when foreign sovereigns may be sued in US court. Petersen won on the application of the FSIA before the trial court, meaning that the trial court would retain the case and proceed with the underlying litigation. Argentina and YPF appealed that decision to the intermediate appellate court, the US Court of Appeals for the Second Circuit, which they were entitled to do as of right. A three-judge panel of the Second Circuit rejected the appeal in July 2018. Argentina and YPF then petitioned all 13 judges of the Second Circuit to hear the case all together, which they rapidly and unanimously declined to do, without even calling for a response from Petersen. That brought to an end Argentina’s appeals as of right. However, Argentina asked the Supreme Court of the United

States, the highest court in the US, to hear its further appeal on the FSIA issues. The Supreme Court called for the views of the Solicitor-General of the United States, which recommended against the Court hearing the case. In June 2019, the US Supreme Court rejected the case, ending the FSIA arguments permanently. The case has now returned to the trial court for merits proceedings. Argentina and YPF have answered the case and the trial-level litigation process is ongoing.
In the context of these claims, weakness in Argentina’s currency should be irrelevant — Petersen and Eton Park held U.S. dollar-denominated ADRs traded on the New York Stock Exchange and any judgment should be rendered in U.S. dollars based on the formula inputs in 2012 at the time Argentina breached its obligations; this judgment should be enforceable in the U.S. and in many other countries against assets Argentina and YPF hold in those countries. Note that individual litigation and arbitration matters operate differently than sovereign debt in that there is no framework established by a debt agreement that can constrain or delay creditors’ rights. A claimant like Petersen is entitled to take advantage of the full range of global enforcement options once it has a judgment in hand. That process operates entirely separately from any kind of sovereign debt resolution process. It should be noted that both the Macri and Kirchner governments have regularly settled international litigation and arbitration disputes — indeed, it was the Kirchner government that settled the Repsol/YPF dispute.
Of course, litigation risk is present in the Petersen claim as in any litigation matter, and it is possible that the claim will lose or produce no recovery.
We from time to time sell participations in our entitlements in certain legal finance assets in our portfolio, as a means of risk and liquidity management and more broadly to encourage development of a more active secondary market for legal finance assets. During 2019, we executed sales of participations in its entitlements in two of our legal finance assets, including the sale of a portion of our Petersen investment.
Beginning in 2016, we began a program of selling participations in the proceeds of its Petersen entitlement to institutional investors as a means of de-risking its exposure to an asset that had grown significantly in value. Over the course of four such sales, we have received $236 million of proceeds. At December 31, 2019, our balance sheet retained 61.25% of the Petersen entitlement and 100% of the Eton Park entitlement.
Although we sold participations in the proceeds of our Petersen entitlement primarily to lower our exposure to the YPF assets and harvest some of our gains, we have also been able to use proceeds from these sales to accelerate the growth of the business.
Asset Management
We believe we are the largest asset manager focused on the legal finance sector with assets under management of $2.9 billion. The table below sets forth key statistics on our managed funds.

As of December 31, 2019	Strategy	Investor Commitments Closed (in $ millions)	Asset Commitments to date (in $ millions)	Asset Deployments to date (in $ millions)	Fee Structure (Management/ Performance)(1)	Waterfall(2)	Investment Period (End)(3)
BCIM Partners I LP (“Partners I”)	Litigation Finance	45.50	42.26	30.94	2%/15%	European	3/1/2015
BCIM Partners II LP (“Partners II”)	Litigation Finance	259.83	252.62	174.86	Class A: 2%/20%	European	12/15/2015
					Class B: 0%/50%
BCIM Partners III LP (“Partners III”)	Litigation Finance	412.00	443.99	277.02	2%/20%	European	1/1/2020 (Ceased new commitments in Q4 2018 due to capacity)
Burford Opportunity Fund LP & Burford Opportunity Fund B LP (“BOF”)	Litigation Finance	299.99	306.93	167.68	2%/20%	European	12/31/2021
BCIM Credit Opportunities LP (“COLP”)	Post-Settlement	488.23	699.12	694.57	1% on unfunded/ 2% on funded and 20% incentive	European	9/30/2019 (Stopped in Q4 2018 due to capacity/BAIF)
Burford Alternative Income Fund LP (“BAIF)	Post-Settlement	297.25	401.72	337.03	1.5%/10%	European	4/4/2022
BCIM Strategic Value Master Fund LP & BCIM Strategic Value SMA I, LLC (“Strategic Value Fund”)	Complex Strategies	500.00	1,163.65	1,163.65	2%/20%	American	Evergreen
Burford Opportunity Fund C LP (“BOF C”)	Litigation Finance	667.00	248.84	96.51	Expense reimbursement + profit split	Hybrid	12/31/2022
Totals		2,969.80	3,559.13	2,942.27

(1)
BOF, BAIF and Strategic Value Fund each have “hurdles” that we must meet before we are entitled to any performance fee. A hurdle requires us to return to the limited partners of each fund their invested capital plus a specified return — the hurdle — on such capital, before we are entitled to receive any performance fees. The hurdle rates for BOF, BAIF and Strategic Value Fund are 8%, 5% and 5%, respectively. Each such hurdle includes a “full catch-up”, which means that once we return the specified hurdle, we will be entitled to a performance fee on that hurdle that we returned, allowing us to “catch up” on our performance fee.

(2)
One common feature across the current funds other than Strategic Value Fund and BOF-C is the use of a “European” structure for the payment of performance fees, in that the manager is not paid any performance fees until fund investors have had their entire capital investment repaid, as opposed to performance fees being paid on profitable resolutions as they occur (referred to as an “American” structure). The impact of this European structure is to delay the receipt of performance fees, and thus while many fund assets have already successfully and profitably concluded, leading to a steadily growing expectation of performance fees, few of those performance fees have yet been paid. Performance fees are recognized when a reliable estimate of the fee can be made and it is highly probable that a significant revenue reversal will not occur.

(3)
An “evergreen” investment fund has an indefinite investment period.

Our asset management business continued to grow in 2019, with total AUM of $2.9 billion at December 31, 2019 compared to $2.5 billion at December 31, 2018. This growth occurred across the range of strategies we employ in our managed funds. In part because of the growth in assets under management, Burford-only asset management income grew by 65% in 2019. Asset management income is reported as income is earned; management fees are generally paid quarterly.

Seasonality
Historically, we have closed a disproportionate amount of our new business in the second and fourth quarters, and particularly in June and December, given the focus on period-end numbers for our clients. However, our revenue and cash flows are not subject to any seasonality.
COVID-19
On January 30, 2020, the World Health Organization declared that the recent coronavirus COVID-19 outbreak which emanated from China was a global health emergency, and on March 11, 2020, declared it to be a pandemic. The pandemic has adversely affected the global economy, disrupted global supply chains and created significant volatility in the financial markets. In addition, the pandemic has resulted in travel restrictions, business closures and the institution of quarantining and other restrictions on movement in many communities.
At this time, courts and arbitral tribunals remain in operation and continue to render decisions. In general, (i) courts are open to receive new filings in new and existing cases; (ii) courts are continuing to hold hearings and non-jury trials, usually using video conferencing technology; (iii) while courts are continuing to issue decisions, jury trials have been suspended; and (iv) pre-trial discovery requiring travel or in-person attendance (such as witness depositions) is being postponed. The net result of this is that some cases will proceed in the ordinary course, especially those that are less dependent on witness testimony and do not require a jury trial, whereas other cases will inevitably experience some delay and disruption. We do not expect the delays to have a permanent negative impact on our business; delay for us is simply deferral, as opposed to loss, of income, and indeed in many instances, the risk of delay lies on our counterparty and not on us, with our terms often increasing as time passes. However, it is reasonable to expect that cash proceeds from litigation resolutions will be lower in the near term as the courts work through these issues. We also do not expect the delays to have an impact on asset valuation as we only adjust values based on objective events in the underlying litigation, not based on time.
In addition, in a period of constrained liquidity, defendants may be less willing to settle litigation matters, extending duration and increasing risk. While settlement is a normal part of litigation, we do not assume that any of our matters will settle, both when we evaluate their risk and when we plan for their capital outlay and returns. We also generate significantly higher profits when matters do not settle and proceed to adjudication. However, defendants may become insolvent, which could impact the timing and quantum litigation recoveries. The ultimate payor in much of our litigation is either (i) a government or a state-owned entity, (ii) an insurer or (iii) a large company in an industry less likely to be rendered insolvent by this economic disruption. For example, we do not have material cases against defendants in the travel and hospitality industries; please see “Item 5. Operating and Financial Review and Prospects — D. Trend Information — Details on the Portfolio” for a breakdown of the industries relevant to our litigation matters. As a result, we do not presently believe that our existing portfolio is likely to be materially negatively affected by defendant insolvency, although the full impact of the COVID-19 economic disruption is not yet known.

To the extent that defendants in our matters do become insolvent, the impact of a defendant’s insolvency on pending litigation is very difficult to predict and is not only case specific, but dependent on the insolvency process in the country in issue. For example, in the United States, entry into a corporate restructuring via Chapter 11 of the Bankruptcy Code does not eliminate litigation claims but is likely to delay them, whereas in countries that proceed directly to liquidation, a pending claim is more likely to be settled at a lower value than might have been the case had the defendant remained solvent. In general, however, other than in insolvencies where there is no recovery for anyone but secured creditors, Burford would still expect to see a recovery, but that recovery is likely to be delayed and could well be reduced in size during the restructuring or liquidation process.
As our portfolio has evolved, a much larger portion of our assets are related to large companies or law firms with low insolvency risk or in asset purchases where counterparty risk is not a factor. In a significant number of our assets, we are a secured creditor with respect to the litigation we are financing, and the litigation is a valuable contingent asset the recovery of which is in the best interest of the counterparty’s stakeholders. As a result, it is unlikely that the financial distress or insolvency of one of our counterparties would interfere with the continued progress of the litigation matter.
E.
Off-Balance Sheet Arrangements

As of December 31, 2019, we had off-balance sheet arrangements relating to legal finance assets with structured entities that aggregate claims from multiple parties in the amount of $10.7 million. See Note 24 to our consolidated financial statements.
F.
Tabular Disclosure of Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2019. Neither our consolidated financial statements nor the table below include our unfunded financing commitments, which we enter into during the course of providing funding to our clients. At December 31, 2019, these unfunded financing commitments amounted to $1.1 billion, of which $342.5 million were definitive commitments and $89.3 million related to our legal risk management activities. See Note 30 to our consolidated financial statements.
Contractual Obligations (in U.S. dollar thousands)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	No maturity	Total
	(unaudited)
Financial liabilities at fair value through profit and loss	91,493			—	—	91,493
Due to brokers	51,401			—	—	51,401
Loan interest payable	38,402	76,805	61,349	34,143	—	210,699
Other liabilities	30,450	6,495	5,961	10,029	—	52,935
Loan capital	—	118,890	132,100	411,175	—	662,165
Capital provision asset subparticipations	—			—	13,944	13,944
Third-Party Interests in Consolidated Entities(1)	—			—	235,720	235,720
Deferred tax liabilities	—			—	9,662	9,662
Total	211,746	202,190	199,410	455,347	259,326	1,328,019

(1)
Third-party interests in consolidated entities meet the definition of a financial liability under IFRS as each contains some form of contractual obligation to pay cash to the holders. Such contractual obligations generally arise through redemption rights or the underlying entity having a limited life.

ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

Directors
We are managed by our Board, which consists of six directors. The following table lists the names, positions and ages of our directors:
Name	Age	Position
Sir Peter Middleton GCB	86	Chairman
Hugh Steven Wilson	72	Deputy Chairman
Christopher Bogart*	54	Chief Executive Officer
Robert Gillespie*	65	Non-executive Director
Charles Nigel Kennedy Parkinson	66	Non-executive Director
John Sievwright*	65	Non-executive Director

*
Elected to the Board at the May 13, 2020 Annual General Meeting (the “2020 AGM”).

Sir Peter Middleton GCB, Chairman
Sir Peter Middleton, 86, was previously U.K. Chairman of Marsh & McLennan Companies, Chairman of Marsh Ltd, Chairman of Mercer Ltd, Chairman of the Centre for Effective Dispute Resolution, Chairman of Camelot Group PLC and Group Chairman of Barclays Bank PLC; a Director, Chairman and Deputy Chairman of United Utilities; and a board member of OJSC Mobile Telesystems, Bass PLC and General Accident (later CGU). Sir Peter also spent nearly 30 years at HM Treasury, working closely with nine Chancellors, and was Permanent Secretary from 1983 to 1991. He was also President of the British Bankers Association and a member of the National Institute for Economic Research. Sir Peter holds an economics degree from the University of Sheffield.
Hugh Steven Wilson, Deputy Chairman
Mr. Wilson, 72, spent more than thirty years at Latham & Watkins, one of the world’s largest law firms, where he was Global Co-Chair of the Mergers and Acquisitions Practice Group and chairman of both the National Litigation Department and the National Mergers and Acquisitions Litigation Practice Group. He then joined Tennenbaum Capital Partners, a U.S.-based private investment business, as Managing Partner and also served as the Chief Executive Officer of multiple registered investment companies within the Tennenbaum Capital Group. After his retirement, Mr. Wilson continued to serve as a Senior Adviser to Tennenbaum through its acquisition by BlackRock. Mr. Wilson has served as Chairman and a director of numerous public and private companies. Mr. Wilson holds a BA from Indiana University, a JD from the University of Chicago Law School and a Master of Laws degree from Harvard Law School.
Christopher Bogart, Chief Executive Officer (“CEO”)
Before co-founding Burford, Mr. Bogart held numerous senior executive positions with Time Warner. As Executive Vice President & General Counsel of Time Warner Inc., he managed one of the largest legal functions in the world. He also served as Chief Executive Officer of Time Warner Cable Ventures and one of four senior executives operating Time Warner Cable, with $9 billion in revenue and 30,000 employees, and as Chief Executive Officer of Time Warner Entertainment Ventures. Mr. Bogart came to Time Warner from Cravath Swaine & Moore LLP, where he was a litigator representing companies such as IBM, GE and Time Warner. He has also served as Chief Executive Officer of Glenavy Capital LLC, an international investment firm whose projects included Churchill Ventures, a publicly traded media and technology investment vehicle of which he also served as Chief Executive Officer, as well as the Glenavy Arbitration Investment Fund, a pioneering litigation finance vehicle. He began his professional career as an investment banker with what is now JPMorgan Chase. Mr. Bogart earned his law degree with distinction from the Faculty of Law of the University of Western Ontario, where he was the gold medalist. He clerked for the Chief Justice of Ontario. Mr. Bogart has been married to Elizabeth O’Connell, Burford’s Chief Strategy Officer, since 1992.
Robert Gillespie, Non-executive Director
Robert Gillespie, 65, was most recently the Director General of the U.K. Takeover Panel. He had a lengthy career as an investment banker, spending more than 25 years at UBS and its predecessors in a range of senior positions including Vice Chairman; Chief Executive Officer, EMEA; and Joint Global Head of Investment Banking, while also serving on the Group Managing Board and the Management Committee for many years. Mr. Gillespie started his career as a Chartered Accountant at PwC. He is currently a director of Royal Bank of Scotland plc, NatWest Holdings Ltd and Ulster Bank Ltd and is the Chairman of Boat Race Company Ltd. He has previously served as a director of Citizens Financial Group, Ashurst LLP, the law firm, and as chairman of Somerset House Trust and the Council of Durham University, from which he graduated with a degree in economics.
Charles Nigel Kennedy Parkinson, Non-executive Director
Mr. Parkinson, 66, is a director of two private Guernsey investment companies, Mapeley Limited (owned by the Fortress Investment Group) and Aqua Resources Fund Limited. Mr. Parkinson is currently a Deputy, and the president of the Committee for Economic Development, in the States of Guernsey and was previously president of the States Trading Supervisory Board. Mr. Parkinson was also a director of Bailiwick Investments Limited, which is quoted on The International Stock Exchange. Mr. Parkinson is a past partner and director of PKF (Guernsey) Limited, accountants and fiduciaries. Mr. Parkinson is also a qualified barrister and a member of the Institute of Chartered Accountants in England and Wales. Mr. Parkinson holds a Master’s degree in Law from Cambridge University. Mr. Parkinson has been called to the Bar in London and is a Fellow of the Institute of Chartered Accountants in England and Wales.
John Sievwright, Non-executive Director
John Sievwright, 66, is the former Chief Operating Officer — International of Merrill Lynch. Mr. Sievwright had a 20-year career with Merrill Lynch with a range of global leadership positions, including Chief Operating Officer — Global Markets and Investment Banking, President and Chief Operating Officer, Merrill Lynch Japan, and Head of Global Futures and Options (during which time he also served as the President of the Futures Industry Association). Prior to Merrill Lynch, Mr. Sievwright held finance and accounting functions at Bankers Trust and the Bank of Tokyo. He began his career as an auditor at Ernst & Young and qualified as a Chartered Accountant. He has an MA in accountancy and economics from the University of Aberdeen. Mr. Sievwright also serves as a trustee and chairman of the audit committee for a number of Aberdeen Standard Investments funds, and has previously served as the senior independent director and chairman of the audit and risk committee at ICAP plc (now NEX Group plc) and the senior independent director and chairman of the audit committee of FirstGroup plc.
Sir Peter Middleton plans to resign from the Board at the 2021 annual general meeting. At that time, Deputy Chairman Hugh Steven Wilson, assuming his reelection, will be appointed Chairman. Mr. Wilson would serve as Chairman for three years and then retire from the Board at the 2024 annual general meeting.
Christopher Bogart, our Chief Executive Officer, and two new independent directors, Robert Gillespie and John Sievwright, were elected to the Board at our 2020 AGM. As set forth under “— C. Board Practices”, we now assess director independence under applicable SEC and NYSE rules.

Senior Management
The following table lists the names, positions and ages of the members of our Management Committee (which also includes Mr. Bogart as Chief Executive Officer):
Name	Age	Position
Craig Arnott	53	Deputy Chief Investment Officer
Jim Kilman	59	Chief Financial Officer
Mark N. Klein	52	Chief Administrative Officer and General Counsel
Jonathan Molot	54	Chief Investment Officer
Elizabeth O’Connell	54	Chief Strategy Officer
David Perla	50	Co-Chief Operating Officer
Aviva Will	51	Co-Chief Operating Officer
Craig Arnott, Deputy Chief Investment Officer
Prior to joining Burford in 2016, Mr. Arnott, 53, was a barrister at Sixth Floor Selborne and Wentworth Chambers in Sydney. Previously, he was a Partner and Head of Competition/Antitrust Law in London at the international law firm Fried Frank. During his time at Fried Frank, Mr. Arnott oversaw many significant transactions, serving as counsel to the pharmaceuticals company Merck in its acquisition of Schering-Plough and as European Counsel to Delta & Pine Land during its acquisition by The Monsanto Company. Before his time at Fried Frank, Mr. Arnott worked at Cravath Swaine & Moore in New York, Gilbert + Tobin in Sydney and Ashurst in London. Mr. Arnott earned his BCL and DPhil from the University of Oxford, where he is an alumnus of Balliol College and a Rhodes Scholar. He graduated at the University of Queensland with First Class Honours in both his Law and Arts degrees, with the University Medals in both. He clerked for the Honorable W. Pincus of the Federal Court of Australia.
Jim Kilman, Chief Financial Officer
Mr. Kilman was appointed Chief Financial Officer in August 2019, having previously served as Senior Advisor since 2017. Prior to joining Burford, Mr. Kilman, 59, was Vice Chairman of Investment Banking at Morgan Stanley, where he served as Burford’s investment banker. He spent 32 years in the investment banking business, including senior roles at Goldman Sachs, ABN AMRO and PaineWebber. Following his retirement from Morgan Stanley in 2016, he founded and became Chief Executive Officer of KielStrand Capital, a family office. Mr. Kilman currently serves as a Trustee of the MFS Mutual Funds, Boston, MA, and has served on several other public and private corporate boards previously. Mr. Kilman earned his MA and a BA in Economics from Yale University.
Mark N. Klein, Chief Administrative Officer and General Counsel
Prior to joining Burford in 2017, Mr. Klein, 52, spent 13 years at UBS in a wide range of corporate roles, including as Managing Director and General Counsel of its infrastructure and private equity business. Most recently, he was a General Counsel and Chief Compliance Officer at Marketfield Asset Management, a large US-registered investment adviser. Prior to that, Mr. Klein was General Counsel and Chief Compliance Officer at NewGlobe Capital, a registered investment adviser. Mr. Klein began his career at Weil, Gotshal & Manges. Mr. Klein earned his JD from New York University School of Law.
Jonathan Molot, Chief Investment Officer (“CIO”)
Prior to co-founding Burford, Mr. Molot, 54, founded Litigation Risk Solutions, a business that assisted hedge funds, private equity funds, investment banks, insurance companies and insurance brokers to develop litigation risk transfers where lawsuits threaten to interfere with M&A and private equity deals. In addition to his role at Burford, Mr. Molot is a Professor of Law at Georgetown University. Mr. Molot has taught on litigation risk management and finance at Harvard Law School, Georgetown University Law Center and George Washington University Law School. Mr. Molot served as counsel to the economic policy team on the Obama-Biden Presidential Transition Team and as a senior advisor in the Treasury Department at the start of the Obama Administration. He practiced law at Cleary Gottlieb in New York and at Kellogg

Hansen in Washington, DC. Mr. Molot earned his BA magna cum laude from Yale College and his JD magna cum laude from Harvard Law School, where he was Articles Co-Chair of the Harvard Law Review and won the Sears Prize, awarded to the two top-performing students in a class of over 500. He clerked for US Supreme Court Justice Stephen Breyer.
Elizabeth O’Connell CFA, Chief Strategy Officer
One of Burford’s founders, Ms. O’Connell assumed the role of Chief Strategy Officer in August 2019, having previously served as its Chief Financial Officer and as a Managing Director responsible for overseeing the company’s finance function and investor relations. Prior to Burford’s founding, Ms. O’Connell, 54, was a Managing Director and Chief Financial Officer of Glenavy Capital, an international investment firm and a founding shareholder of Burford. Ms. O’Connell was also the Chief Financial Officer of Churchill Ventures Limited, a technology and media company listed on the American Stock Exchange. Earlier in her career, Ms. O’Connell was a senior Equity Syndicate Director at Credit Suisse. Before that, she spent the bulk of her investment banking career at Salomon Brothers (later Citigroup). She began her finance career in foreign exchange sales at Bank of America. Ms. O’Connell is a Chartered Financial Analyst. Ms. O’Connell earned her MBA in finance from The University of Western Ontario Richard Ivey School of Business and her BA from The University of Western Ontario. Ms. O’Connell has been married to Christopher Bogart, Burford’s Chief Executive Officer, since 1992.
David Perla, Co-Chief Operating Officer
Prior to joining Burford in 2018, Mr. Perla, 50, served as President of Bloomberg BNA Legal Division/ Bloomberg Law, where he oversaw Bloomberg BNA’s legal and related products, including its flagship Bloomberg Law enterprise legal news, information and tools platform. Previously, Mr. Perla co-founded and was co-CEO and a director of Pangea3, the top-ranked global legal process outsourcing provider. Pangea3 was acquired by Thomson Reuters in 2010 and grew to over 1,000 employees globally under Mr. Perla’s leadership. Before launching Pangea3, he was Vice President of Business & Legal Affairs for Monster.com. Mr. Perla began his career in the New York office of Katten Muchin. Mr. Perla earned both his BA and JD from the University of Pennsylvania.
Aviva Will, Co-Chief Operating Officer
Prior to joining Burford in 2010, Ms. Will, 51, was a senior litigation manager and Assistant General Counsel at Time Warner Inc., where she managed a portfolio of significant antitrust, intellectual property and complex commercial litigation. She was also the company’s Chief Antitrust and Regulatory Counsel, advising senior management on antitrust risk and overseeing all government antitrust investigations and merger clearances worldwide. Ms. Will also served as the Assistant Secretary for the company, managing corporate compliance and governance for the company and Board. Prior to joining Time Warner, Ms. Will was a senior litigator at Cravath, Swaine & Moore LLP. Ms. Will earned her JD cum laude from Fordham University School of Law, where she was the Writing & Research Editor of the Fordham Law Review and a member of the Order of the Coif. She earned her BA from Columbia University. She clerked for the Honorable Stewart G. Pollock on the New Jersey Supreme Court.
Additional Information
The business address of Craig Arnott is Brettenham House, 2-19 Lancaster Place, London WC2E 7EN and the telephone number at the address is +44 20 2530 2000. The business address of Jonathan Molot is 1750 K St. NW, Suite 300, Washington DC 20006 and the telephone number at that address is +1 202 788 0888. The business address of each of our members of senior management listed above, as well as Christopher Bogart, is 350 Madison Avenue, New York, NY 10017 and the telephone number at that address is +1 212 235 6820. The business address of each of our other directors is Regency Court, Glategny Esplanade, St. Peter Port GY1 1WW, Guernsey and the telephone number at that address is +44 1481 723 450.

B.
Compensation of Directors and Senior Management

Director Compensation
Our independent non-executive directors receive cash fees for their Board and committee service and for board service to our affiliates. During the year ended December 31, 2019, the fees received by our directors were (excluding Christopher Bogart, Robert Gillespie and John Sievwright, who were elected to the Board at the 2020 AGM):
Directors	Fees (in U.S. dollar thousands)
Sir Peter Middleton GCB	189
Hugh Steven Wilson	125
David Charles Lowe OBE*	85
Charles Nigel Kennedy Parkinson	85
Total:	484

*
Retired from the Board at the 2020 AGM.

Other Compensation
Our compensation programs are designed to incentivize performance and retention. For many of our employees, the primary forms of compensation are base salaries and performance-based annual bonuses; the more senior an employee, the more his or her compensation reflects corporate performance. This compensation mix in part reflects the origins of our team members, who typically hail from law firms and financial firms that also use this compensation approach. A number of our employees also participate in our LTIP and Retirement Plan, as discussed below. In addition, we offer the opportunity to select employees to participate in the Carry Pools Plan and to all eligible employees to invest in our private investment funds on a fee-less basis.
2016 Long-Term Incentive Plan
In 2016, shareholders approved a Long-Term Incentive Plan (“LTIP”), which was amended and extended by shareholder approval on May 13, 2020. The LTIP added grants under that plan to our compensation mix, which creates additional alignment between participants in the plan and public shareholders given that it requires attainment of various corporate performance targets. It also creates a long-term retention vehicle. All of our employees may be granted awards under the LTIP.
The LTIP is managed by the Remuneration Committee. The Remuneration Committee has discretion to select plan participants, determine the type and the number of awards, set the performance targets or adjust them in certain circumstances; provided that, in the period from 2016 to 2030, we may not grant awards under the LTIP if such grant would cause the number of shares that could be issued under the LTlP or any other share plan adopted by us to exceed 10% of our issued ordinary share capital at the proposed date of grant. The satisfaction of awards with treasury shares will be treated as an issue of ordinary shares for the purposes of the above limit for so long as institutional shareholder guidelines recommend this. If awards are satisfied by a transfer of existing ordinary shares, the percentage limit stated above will not apply.
Awards under the LTIP are typically conditional share awards, which entitle participants to the right to acquire or receive shares for no or only a nominal payment or as phantom awards for tax and legal purposes. Vesting of awards is subject to satisfaction of stretching performance conditions, set by the Remuneration Committee at the time of grant or service-based conditions, provided that no more than 50% of the award granted to the employees who are part of our senior management may be service-based awards. Awards generally cliff vest over three or more years and each performance condition is measured over the three financial years beginning with the financial year in which the award is granted, or such longer period as determined by the Remuneration Committee.
The LTIP provides that annual awards will be made with a maximum grant date value of 200% of an employee’s base salary, provided that the Remuneration Committee may grant an annual award with a value of up to 300% of an employee’s base salary in exceptional circumstances.

In the event of a participant’s termination of employment for any reason, other than death, disability or in certain circumstances at the discretion of the Remuneration Committee (e.g., good leavers), prior to vesting, all outstanding awards will be forfeited. In the event of the participant’s death, disability or at the discretion of the Remuneration Committee, outstanding awards will continue to vest until the end of the performance period and will be prorated based on the number of full months the participant was employed during the performance period. In special circumstances, the Remuneration Committee has the discretion to accelerate vesting of the awards or alter proration or performance targets for outstanding awards.
Awards granted under the LTIP are subject to clawback provisions for up to five years from the vesting date in the following circumstances: (i) a material financial misstatement or miscalculation of our audited financial accounts; (ii) the assessment of any performance condition on vesting which was based on error, misleading information or inaccurate assumptions; or (iii) the gross misconduct of a participant.
In the event of a change of control or in the event of certain other extraordinary corporate transactions, outstanding awards will vest pro rata to the extent that any applicable performance conditions are deemed satisfied by such date and based on the number of full months the participant was employed during the performance period. The Remuneration Committee has the discretion, in relation to the performance conditions, to adjust the vesting level if it considers that the performance conditions would have been met to a greater or lesser extent at the end of the full performance period. The Remuneration Committee also has the discretion to modify award proration if it considers that the contribution of the management team to the creation of shareholder value during the applicable performance or vesting period would not otherwise be properly recognized.
We made an initial LTIP grant to every employee in the business at the time of the LTIP’s inception, and we make grants to nearly all new employees as they join. All members of senior management participate in the LTIP. We also use annual LTIP grants as a further compensation vehicle for certain of our employees. All LTIP grants made to date are subject to performance criteria, three-year cliff vesting and clawback provisions. During the period since the LTIP’s inception, we have issued awards in respect of less than 1% of our issued ordinary share captial. At December 31, 2019, awards had been granted with respect to 1,347,526 shares under the LTIP. At that date, 402,266 shares subject to LTIP awards were scheduled to vest in full (assuming performance and service measures are met) and be distributed to participants in 2020, which was the first vesting date under the LTIP. An award granted under the LTIP may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market. We had previously announced an intention to purchase on the open market shares to satisfy the 2020 LTIP vesting. However, given a desire to preserve our liquidity for deployment in the business, we issued new shares to satisfy this vesting.
Carry Pools Plan
In 2018, we began operating a phantom carry or “Carry Pools” plan arrangement where a small portion (10% or less) of certain pools of assets (including nearly all capital provision–direct matters, except for assetrecovery investments, and excluding investments in capital provision–indirect matters) originated in a calendar year are included in separate legal entities, the Carry Pools. The Carry Pools provide employees with direct alignment to the cash performance of our assets. Employees, including lawyers who work directly on concluding investments in legal finance assets and most members of Senior Management, may be invited to participate in a profits interest arrangement under which a significant portion of the cash profits in the Carry Pools are available for allocation to those employees. Those employees who participate in such arrangements pay full market value for the interests at the time of acquisition with (other than in the case of our senior management, to whom we do not extend loans) funds that we loaned to them. The profits interest is not remuneration for services provided to us or our subsidiaries.
Retirement Savings
We offer a defined contribution retirement plan (“Retirement Plan”) to our U.S. employees where employees make pre-tax or Roth contributions to a retirement savings account and we make a corresponding contribution to their accounts. A similar arrangement is in effect for U.K. employees.
As of December 31, 2019, we contributed a total of $0.53 million for U.S. employees and $0.29 million for U.K. employees to provide retirement savings for our employees.

Senior Management Compensation
Aggregate compensation paid or accrued during the year ended December 31, 2019 (including cash bonus and other incentive compensation for 2019 that was paid in 2020) for our senior management as a group is set forth below:
Compensation Type	Amount (in U.S. dollar thousands)
Salary	4,666
Cash bonus	9,150
LTIP granted	7,550
Company contribution to 401(k) plan	106
Total:	21,472
Executive Compensation
Mr. Bogart, our CEO, and Mr. Molot, our CIO, are employed under identical employment agreements that expire on December 31, 2021, which renew automatically for successive one-year periods thereafter if neither we nor the relevant executive provides notice of an intent to terminate the agreement. Mr. Bogart and Mr. Molot receive identical compensation reflecting their roles as joint founders and leaders of our business, and both report directly to our Board. Each of those agreements provides for a base salary of $950,000 and an annual bonus tied to our income, excluding the impact of any fair value adjustments. For 2019, $2,250,000 was paid to each executive as the cash portion of the annual bonus and $750,000 was granted in LTIP awards when we made our annual LTIP grants on May 5, 2020.
Mr. Bogart and Mr. Molot have committed to use their entire 2019 bonuses, after tax, to purchase our securities in the market.
Mr. Bogart and Mr. Molot are also participants in the Retirement Plan and the Carry Pool Plan. In 2019, each executive contributed to the Retirement Plan and we made a matching contribution of $11,200 for each of them. They each received a payment of $2,782 in 2019 from the Carry Pools Plan.
Mr. Bogart and Mr. Molot also take advantage of the opportunity offered to all eligible employees to invest in our private investment funds on a fee-less basis. As of December 31, 2019, each executive’s total commitments to such funds is $2,000,000.
Holdings of Directors and Senior Management (as of December 31, 2019)
	Shares Owned	Bonds Owned (Principal Amount)	% of Shares Outstanding	Commitments to Managed Funds
Sir Peter Middleton GCB	100,000	—	*	—
Hugh Steven Wilson	254,410	$280,000	0.1	$1,500,000
David Charles Lowe OBE**	200,000	£300,000	0.1
Charles Nigel Kennedy Parkinson	8,000	—	*	$50,000
Robert Gillespie***	N/A	N/A	N/A	N/A
John Sievwright***	N/A	N/A	N/A	N/A
Directors – total	562,410	$677,710	0.3	$1,550,000

*
Represents less than less than 0.1%.

**
Retired from the Board at the 2020 AGM.

***
Elected to the Board at the 2020 AGM.

	Shares Owned	Bonds Owned (Principal Amount)	% of Shares Outstanding	Commitments to Managed Funds
Christopher Bogart*	8,910,037	—	4.1	$2,000,000
Jonathan Molot	9,500,000	—	4.3	$2,000,000
Senior Management as a group(1)**	19,278,897	—	8.8	$4,975,000

*
Elected to the Board at the 2020 AGM.

**
Includes Christopher Bogart and Jonathan Molot.

(1)
Includes shares owned directly and through the LTIP.

C.
Board Practices

We have six members on our Board. Unless otherwise determined by ordinary resolution, there is no minimum or maximum number of members allowed on the Board. Any person may be appointed or removed as director by an ordinary resolution.
At each annual general meeting, beginning at the annual general meeting in 2021, all of the directors shall retire. Retiring directors may be reappointed at such meeting. A director who retires at an annual general meeting may, if willing to act, be reappointed. If he is not reappointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting. There is no age limit at which a director is to retire.
The following directors or nominees for director have been determined by our Board to be independent under the standards of the NYSE and the rules and regulations of the SEC: Sir Peter Middleton, Hugh Steven Wilson, Charles Parkinson, Robert Gillespie and John Sievwright. No director other than Christopher Bogart has an employment agreement or is entitled to any retirement benefits.
Corporate Governance
Policies
We have adopted the Guernsey Finance Sector Code of Corporate Governance (the “Finance Sector Code”), and our compliance has been the subject of regular reporting to, and oversight by, our Board.
Our Board holds an in-person meeting every quarter during which it reviews thoroughly all aspects of the businesses’ strategy and performance; the directors spend at least one evening and one full day together for each meeting, and every director currently on the Board attended all such meetings held in 2019. Our Chief Executive Officer and Chief Investment Officer participated in the entirety of each board meeting (other than the closed session discussed below), joined as appropriate by other senior members of management. Our Board reviews its performance and director compensation annually and regularly discusses succession planning and management oversight. Our Board meets in closed session without management present at each of its meetings.
Our Board also operates through three committees composed entirely of independent directors, Audit, Remuneration and Nomination, all of which meet throughout the year as required. The Remuneration Committee reviews and approves compensation and LTIP awards for all staff. The Audit Committee plays an active role, not only in overseeing the audit process and managing non-audit services to ensure the continued independence of the auditors, but also in addressing investment valuations, an area of key judgement for the business. The Nomination Committee reviews, and makes recommendations to the Board regarding, the composition of the Board and its committees. Sir Peter Middleton also chairs the Board of Burford Capital Holdings (UK) Limited, a significant Burford subsidiary, to ensure non-executive oversight.
Our directors are experienced and collectively well-versed in the legislative and regulatory environment in which we operate. They are provided with relevant information in a timely manner (including a daily business update) and kept abreast of relevant information so that they can discharge their duties. Our Board has overall responsibility for our governance, strategy, risk management and key policies and engages in robust scrutiny of the business and its investment portfolios. Our Board regularly evaluates its own performance and discusses improvements to its structure and processes.
Our Board is subject to our various integrity policies, including with regard to conflicts of interest, self-dealing and fiduciary duties.
At its in-person quarterly meetings, our Board is presented with materials so it can meaningfully assess our performance, measure the impact of the businesses’ strategy and evaluate its position. We have a significant professional finance function that provides detailed management reporting and also prepares financial statements pursuant to International Financial Reporting Standards. Our Board is in regular contact with Ernst & Young, our auditors. Our Board has ultimate responsibility for our objectives and business plans.
Our Board maintains oversight of risk by way of a comprehensive risk presentation at every quarterly Board meeting. We have a robust management team focused on risk, including a Chief Compliance Officer, a General Counsel and a number of other in-house lawyers. In addition dozens of the businesses’ professional staff are lawyers, including many of the businesses’ most senior managers.
Our Board ensures appropriate and timely reporting pursuant to all applicable obligations.
The Remuneration Committee of our Board reviews and approves compensation for all employees and appointees. The Remuneration Committee is responsible for setting our remuneration policy which is consistent with effective risk management.
Our Board’s general practice is to disclose publicly adequate materials relevant to our performance whenever necessary or practical. Our Board provides the annual general meeting as a forum for shareholders to exercise their rights as well as supervises a robust investor relations program.
Our adoption of the Finance Sector Code is current as of June 30, 2020 and is reviewed as part of our annual reporting process. There are no material departures from our obligations under the Finance Sector Code.
Performance
Our Board is responsible for our corporate governance. In order to progress our objectives, our Board meets regularly and is responsible for organizing and directing us in a way that promotes our success. Our Board is provided with full and timely access to all relevant information.
The principal matters considered by our Board in 2019 included:
•
Burford’s strategy, related key performance measures and annual budget

•
Regular reports from the Chief Executive Officer

•
Reviews and updates on Burford’s businesses and functions

•
Reports and updates on the investment portfolio and specific investments

•
Regular reports from the Board’s committees

•
Remuneration and pension matters including reward

•
Philosophy and strategy

•
Recommendations of the Audit Committee on the fair value of investments

•
The Annual Report & Accounts, the Interim Report and other ad hoc updates

•
Capital management strategy, dividend policy and dividends

•
Enterprise capability and individual succession plans

In addition, the Board undertook steps in the year to evolve governance of Burford. These included discussing, analyzing and approving Burford’s plan to procure a secondary listing on a U.S. exchange; detailing succession plans for David Lowe, who retired, and did not seek reappointment, at the 2020 AGM, and Sir Peter Middleton, who will retire, and not seek reappointment, at the 2021 annual general meeting; and appointing Jim Kilman to succeed Elizabeth O’Connell in the role of Chief Financial Officer.
We have an established organizational structure with clearly defined lines of responsibility to and delegation of authority by our Board.
We have adopted a number of key documents related to our corporate governance, including:
•
Audit Committee Charter;

•
Remuneration Committee Charter; and

•
Nominating Committee Charter.

These documents and other important information on our governance are posted on our website and may be viewed at https://www.burfordcapital.com. Shareholders may direct their requests to the attention of our Investor Relations team at IR@burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into this registration statement.
Committees of the Board
Audit Committee
Our Board has determined that each member of the Audit Committee meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. Each member of the Audit Committee is financially literate and our Board has determined that each member of the Audit Committee qualifies as an “audit committee financial expert,” as defined in applicable SEC regulations.
The Audit Committee is comprised of Charles Parkinson (chair), Robert Gillespie and John Sievwright. The Audit Committee is responsible for:
•
monitoring the integrity of our financial statements;

•
reviewing the effectiveness of our internal controls and risk management systems;

•
reviewing our arrangements for concerns to be raised, in confidence, about possible wrongdoing in financial reporting or other matters;

•
reviewing and advising the Board on the need for an internal audit function as we develop;

•
overseeing the external audit process, including making recommendations relating to their appointment, approval of their remuneration and terms of engagement and assessing their independence and qualifications;

•
developing and implementing a policy on the supply of non-audit services by the external auditor;

•
meeting regularly with the external auditor, including at least once without management, and review the findings of the audit; and

•
handling such other matters that are specifically delegated to the Audit Committee by the Board.

Remuneration Committee
The Remuneration Committee is comprised of Hugh Steven Wilson (chair), Sir Peter Middleton and John Sievwright. Our Board has determined that each member is “independent” as that term is defined in the applicable SEC and NYSE rules. The Remuneration Committee is responsible for:
•
determining and agreeing with the full Board on the remuneration for the Company’s Chief Executive Officer and Chief Investment Officer and the renumeration policy for other senior employees;

•
within the terms of the remuneration policy and on consultation with the Chief Executive officer, determining the total individual remuneration package of each designated senior executive;

•
approving the design of, and determining targets for, and performance-related pay structures;

•
reviewing the design of all share incentive plans; and

•
determine the policy for, and scope of, any pension arrangements.

Nomination Committee
The Nomination Committee is comprised of Sir Peter Middleton (chair), Robert Gillespie and Hugh Steven Wilson. Our Board has determined that each member is “independent” as that term is defined in the applicable SEC and NYSE rules. The Nomination Committee is responsible for:
•
reviewing the structure, size and composition of the Board and making recommendations with respect to any changes;

•
identifying and nominating candidates for the approval of the full Board to fill vacancies on the Board as and when they arise;

•
formulating plans for succession for directors and senior management; and

•
reviewing the leadership needs of the Company.

Exemptions from NYSE Corporate Governance Rules
We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the corporate governance requirements of the NYSE. We are not required to and do not meet the following NYSE corporate governance requirements (i) the requirement of an annual performance evaluation of the compensation committee, (ii) the requirement to adopt and disclose corporate governance guidelines and (iii) the requirement to have an internal audit function.
D.
Employees

As of December 31, 2019 we had a total of 129 full-time employees located in the U.S., the U.K., Singapore and Australia, which includes 57 lawyers qualified in the U.S., England, Australia, Germany, Switzerland, Hong Kong and Israel.
E.
Share Ownership

The number of ordinary shares beneficially owned by our directors and senior management is set forth in “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” below.
Equity Compensation Plans
Information regarding employee equity arrangements is set forth in “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Senior Management”.
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of August 31, 2020 held by:
•
each person or entity that we know beneficially owns 5% or more of our ordinary shares;

•
our CEO and CIO and each of our directors; and

•
all of our directors and CIO as a group.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, in accordance with applicable SEC rules regarding the determination of beneficial ownership, shares subject to options, warrants or rights or shares exercisable within 60 days of August 31, 2020 are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 219,049,877 shares of ordinary shares outstanding as of August 31, 2020. Information for our 5% holders is based on information delivered to us by shareholders via TR-1 disclosures. A TR-1 is a disclosure form our shareholders are required to complete under the rules of the FCA if their ownership of our ordinary shares reaches, exceeds or falls below a certain percentage, beginning with 3%. A TR-1 may not include all beneficial ownership information required to be provided by shareholders of domestic issuers under SEC rules.
	Number of Ordinary Shares Beneficially Held
Identity of Person or Group	Number of Shares(1)	% of Shares Outstanding
Directors and our CIO
Jonathan Molot	9,650,000	4.41%
Christopher Bogart	9,060,037	4.14%
Sir Peter Middleton GCB	100,000	*
Steve Wilson	254,410	*
David Charles Lowe OBE**	200,000	*
Charles Parkinson	8,000	*
Robert Gillespie	—	—
John Sievwright	10,000	*
All directors and our CIO as a group (7 persons)	19,282,447	8.80%
5% Beneficial Owners
Mithaq Capital	23,021,070	10.51%
Invesco Ltd.	20,793,302	9.49%
Conifer Management LLC	14,000,000	6.39%

(1)
For directors and our CEO and CIO, excludes shares granted pursuant to the LTIP to Jonathan Molot (125,447 shares) and Christopher Bogart (125,447 shares) that are subject to vesting.

*
Owns less than 1.00% of our issued and outstanding ordinary shares.

**
Retired at the 2020 AGM.

Based on the absence of any TR-1 disclosures, Mithaq Capital did not beneficially own a disclosable shareholding in the Company as of March 31, 2017 or March 31, 2018. As previously reported in a TR-1, as of March 31, 2019, Mithaq Capital beneficially owned 11,122,413 shares of the Company, constituting 5.10% of the then outstanding shares. The share amount in the table above was reported in a TR-1 on August  18, 2020.
As previously reported in a TR-1, as of March 31, 2017, Invesco Ltd. beneficially owned 51,985,955 shares of the Company, constituting 24.96% of the then outstanding shares. As previously reported in a TR-1, as of March 31, 2018, Invesco Ltd. beneficially owned 41,223,189 shares of the Company, constituting 19.79% of the then outstanding shares. As reported in a TR-1, as of March 31, 2019, Invesco Ltd. beneficially owned 30,399,798 shares of the Company, constituting 13.90% of the then outstanding shares. The share amount in the table above was reported in a TR-1 on February 24, 2020.
Based on the absence of any TR-1 disclosures, Conifer Management LLC did not beneficially own a disclosable shareholding in the Company as of March 31, 2017 or March 31, 2018. As previously reported in a TR-1, as of March 31, 2019, Conifer Management LLC beneficially owned 14,000,000 shares of the Company, constituting 6.40% of the then outstanding shares. The share amount in the table above was reported in a TR-1 on March 12, 2020.
We have a single class of ordinary shares and, accordingly, our major shareholders have the same voting rights as our other shareholders.

As of March 31, 2020, based on our share register, approximately 32% of our outstanding ordinary shares were held of record by residents of the U.S.
B.
Related Party Transactions

As of December 31, 2019, (i) Hugh Steven Wilson had a $1,500,000 commitment to certain of our managed funds and held $280,000 principal amount of our bonds; (ii) David Charles Lowe held £300,000 principal amount of our bonds; (iii) Charles Nigel Kennedy Parkinson had a $50,000 commitment to certain of our managed funds; and (iv) Christopher Bogart and Jonathan Molot each had a $2,000,000 commitment to certain of our managed funds.
Certain capital provision assets held by Burford are held in the form of interests in associate or joint ventures and are related parties of the company. The nature of these investments and associated transaction details are disclosed in Notes 25 and 31 to our consolidated financial statements.
C.
Interests of Experts and Counsel

Not Applicable.
ITEM 8.
FINANCIAL INFORMATION

A.
Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.
Legal Proceedings
See “Item 4. Information on the Company — B. Business Overview — Legal Proceedings”.
Dividend Policy
See “Item 10. Additional Information — B. Memorandum and Articles of Incorporation — Shares — Dividends”.
B.
Significant Changes

See Note 32 to our consolidated financial statements.
ITEM 9.
THE OFFER AND LISTING

In October 2009, our ordinary shares commenced trading on the London Stock Exchange’s AIM under the symbol “BUR”. We intend to apply for our ordinary shares to be listed on the NYSE under the trading symbol “BUR”. Such a listing is dependent upon this registration statement being declared effective, as well as our meeting all the necessary listing requirements of the NYSE.
Our only issued and outstanding shares are our ordinary shares of no par value. We have no other outstanding class of equity securities. Our issued and outstanding ordinary shares are fully paid. Our ordinary shares are in certificated and uncertificated form.
In connection with our proposed listing on the NYSE, we intend to transfer the maintenance of our share register to the United States. The share register, while maintained in the United States, will be kept and remain electronically accessible in Guernsey, with a hard copy available upon request, in accordance with the requirements under our articles of incorporation and Guernsey law. Computershare Trust Company, N.A. will act as our U.S. transfer agent.
Our ordinary shares are currently traded on the London Stock Exchange’s AIM and such trades are settled through the CREST system in the United Kingdom. Upon a listing of our ordinary shares on the NYSE, our ordinary shares will also be eligible to be traded on the NYSE and such trades will be settled through the DTC system in the United States.

To satisfy the requirements for trading on a U.S. stock exchange, other than shares held by shareholders who do not make an election as described below, entitlements to our ordinary shares will be held in book-entry form within the DTC system with the underlying ordinary shares recorded on the register of members in the name of DTC’s nominee, Cede & Co.
Any current holders of our ordinary shares in uncertificated form (being within the CREST system) who wish to continue to hold electronically in the United Kingdom and/or trade ordinary shares on the AIM and settle those trades through the CREST system will be required to make an election to transfer their ordinary shares to Cede & Co. in return for depositary interests to be issued by Computershare Investor Services PLC, under appointment by us. Existing holders of our ordinary shares in certificated form will also be provided with the option to make an election to transfer their ordinary shares in return for depositary interests. Any shareholders (regardless of whether they hold in certificated or uncertificated form) who do not elect to be issued with depositary interests will hold their ordinary shares in registered form.
Electing shareholders will, together with the election referred to above, provide an authorization or power of attorney to us to transfer their ordinary shares to Cede & Co which will be reflected on our share register. Upon such transfer becoming effective, DTC will, on their customary terms, issue and credit book-entry interests to an account for Computershare Investor Services PLC, or its appointed custodian, where after Computershare Investor Services PLC will issue the relevant number of depositary interests to the CREST accounts of such electing shareholders. Following the completion of this process, these shareholders will be in a position to trade their ordinary shares on the AIM, with such trades being electronically settled through the CREST system using depositary interests.
For additional details regarding our ordinary shares, see “Item 10 — Additional Information — A. Share Capital”.
ITEM 10.
ADDITIONAL INFORMATION

A.
Share Capital

Issued and Authorized Capitalization
Under our articles of incorporation, we have the authority to issue an unlimited number of shares of any par value, no par value or a combination of both. As of December 31, 2019 and 2018, 218,649,877 ordinary shares were issued and outstanding. All of our issued and outstanding ordinary shares are fully paid and in registered form.
In connection with the GKC acquisition, 2,461,682 ordinary shares will be issued if GKC’s investment funds contribute more than $100 million in performance fee income (and, in certain instances, fee income from new funds or other capital provision income) to Burford. If the $100 million income target is not achieved, no contingent consideration is payable.
We have no other outstanding class of equity securities.
History of Share Capital
On October 2, 2018 our Board authorized the issuance of 10,411,898 ordinary shares for 18.50 pounds sterling per share. The issuance was completed on October 4, 2018 resulting in net proceeds of approximately $245.2 million. No other ordinary share issuances occurred during the years ended December 31, 2019, 2018 and 2017. We did not repurchase any ordinary shares during the years ended December 31, 2019, 2018 and 2017. See “— B. Memorandum and Articles of Association — Shares” and Note 26 to our consolidated financial statements for additional information on our ordinary shares.
B.
Memorandum and Articles of Incorporation

We are incorporated in Guernsey as a company limited by shares under registration number 50877. We are governed by our articles of incorporation, memorandum of incorporation and the Companies Law.

Objects and Purposes
The objects of our business are unrestricted, as stated in paragraph 4 of our memorandum of incorporation.
Directors
Number
The number of directors is not subject to any maximum but a minimum of one director is required.
Appointment and Removal
Any person may be appointed or removed as director by an ordinary resolution. A person may not be appointed as a director if it would result in (a) a majority of the directors being resident in the U.K. for tax purposes or (b) all of the directors being resident in the U.S. for tax purposes.
At each annual general meeting, beginning at the annual general meeting in 2021, all of the directors shall retire. Retiring directors may be reappointed at such meeting. The Board has the power to appoint any person to be a director to fill a vacancy; provided that any director so appointed shall only hold office until the first annual general meeting after such appointment, at which meeting the director may be reappointed by ordinary resolution.
Directors’ Interests
In accordance with the Companies Law, a director must disclose any interest that such director may have in connection with any existing or proposed transaction by the Company. Subject to the provisions of the Companies Law, and provided that the director has disclosed the nature and extent of any interest, such director:
•
may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of director on such terms as to the tenure of office and otherwise as the directors may determine;

•
may be party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

•
may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company promoted by the Company or in which the Company is otherwise interested;

•
shall not, by reason of his office, be accountable to the Company for any remuneration or benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit;

•
may (and such director’s firm, if any, may) act in a professional capacity for the Company (other than as auditor) and he or his firm shall be entitled to remuneration for professional services as though he were not a director of the Company; and

•
may be counted in the quorum at any meeting where such director or any other director is appointed to hold any office or place of profit under the Company or where the terms of appointment are arranged, and such director may vote on any such appointment or arrangement other than such director’s own appointment or the terms thereof.

Borrowing Powers
The Board may exercise all of the powers of the Company to borrow money and to give guarantees, mortgage, hypothecate, pledge or charge all or part of the Company’s undertaking, property or assets or uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Remuneration
The Board shall be remunerated for their services at such rate as the Board determines.
Share Qualification of Directors
A director is not required to hold any qualification shares.
Retirement
There is no age limit at which a director is required to retire.
Shares
General
All of our issued and outstanding ordinary shares are fully paid. Holders of ordinary shares do not have conversion or redemption rights. There are no provisions in our memorandum of incorporation or articles of incorporation discriminating against a shareholder as a result of such shareholder’s ownership of a particular number of shares.
Preferred Shares
The Board may provide for other classes of shares, including series of preferred shares. If any preferred shares are issued, the rights, preferences and privileges of our ordinary shares will be subject to, and may be adversely affected by, the rights of holders of such preferred shares.
Voting Rights
Each holder of ordinary shares who is present in person (including any corporation by its duly authorized representative) or by proxy at a general meeting will have one vote on a show of hands and, on a poll, if present in person or by proxy will have one vote for every share held by such holder. Ordinary resolutions require approval by a simple majority of the votes at a general meeting at which a quorum is present.
Dividends
Each year, once the prior year’s results are known, the Board will review our profits, cash generation and cash needs, and will recommend a dividend level to shareholders for consideration at our annual general meeting.
We may declare dividends by ordinary resolution at a general meeting in accordance with the respective rights of any class of shares. No dividend shall exceed the amount recommended by the Board. Subject to the provisions of the Companies Law, the Board may, if it thinks fit, from time to time pay interim dividends if it appears to the Board they are justified by the assets of the Company. Subject to rights which may attach to any other class of shares, holders of ordinary shares are entitled to receive ratably all dividends, if any, that are declared. Dividends may be paid in any currency that the Board determines.
Any dividend that has not been claimed after a period of 12 years from the date it became due for payment will, if the Board so resolves, be forfeited.
Pre-emption Rights
We may not allot equity securities to a person, other than a holder of ordinary shares, on any terms unless the following conditions are satisfied:
(i)   we have made an offer to each person who holds ordinary shares to allot to them on the same or more favorable terms a proportion of those securities that is as nearly as practicable equal to the proportion in number held by them of all the issued ordinary shares; and

(ii)   the period, which shall not be less than 14 days, during which any offer may be accepted has expired or the Company has received notice of the acceptance or refusal of every offer so made.
For these purposes, “equity securities” means shares or a right to subscribe for or to convert securities into shares. “Ordinary shares” means shares other than shares that, with respect to dividends and/or capital, carry a right to participate only up to a specified amount in a distribution.
These pre-emption rights are subject to certain exceptions, including allotments for non-cash consideration, allotments made under a power conferred on the directors by special resolution of the Company or allotments in respect of which the Company has resolved by special resolution that the pre-emption rights do not apply.
Liens, Calls on Shares and Forfeiture
In respect of any shares we issue that are not fully paid, we will have a first and paramount lien on every share (not being a fully paid share) for all moneys payable at a fixed time or called in respect of such share. Our Board may make calls upon shareholders for any amounts unpaid in respect of their shares, subject to the terms of allotment (whether in respect of nominal value or premium). If a call remains unpaid after it has become due and payable, then, following notice by the Board requiring payment of the unpaid amount together with any accrued interest and expenses incurred, such share may be forfeited by a resolution of the Board. A shareholder whose shares have been forfeited will cease to be a shareholder in respect of such share, but will, notwithstanding the forfeiture, remain liable to us for all moneys which at the date of forfeiture were presently payable together with interest. A forfeited share may be sold, re-allotted or otherwise disposed of as the Board sees fit.
Variation of Rights
The rights attached to any class of shares may be varied only with the consent in writing of the holders of a majority of the shares of that class or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.
Winding Up
If we are wound up, the liquidator may, with the authority of a special resolution, divide among the shareholders, in the form specified, the whole or any part of our assets. The liquidator may for such purpose set the value of any assets and determine how the division shall be carried out between the shareholders or different classes of shareholders.
Meetings of Shareholders
Under Guernsey law, we are required to convene at least one general meeting each calendar year. A majority of the Board may call a general meeting and must call a general meeting if we receive requests to do so from shareholders of more than 10% of our share capital. At least 10 days’ notice must be provided to call any general meeting. The notice shall specify the day, time and place of the meeting, general nature of the business to be transacted and the terms of any resolution to be proposed, at the meeting. The notice may also specify a time, which must not be more than 48 hours before the time fixed for the general meeting, by which a person must be entered on the register of members in order to have the right to attend or vote at the general meeting.
Limitations on the Rights to Own Our Securities
We are not aware of any limitations on the rights to own our securities, including rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities, imposed by foreign law or by our articles of incorporation or memorandum of incorporation.
Provisions that Would Delay, Defer or Prevent a Change of Control
There are no provisions in our memorandum of incorporation or articles of incorporation that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Ownership Threshold Above Which Shareholder Ownership Must be Disclosed
Article 3.15 of our articles of incorporation provides that we may send notice to any person who we know or have reasonable cause to believe is, or at any time during the preceding three years was, interested in our shares requiring that person to confirm such interest and provide additional details with respect to that interest. In addition, Article 3.19 of our articles of incorporation provides that a shareholder must notify us if the percentage of voting rights it holds require notification under Rule 5 of the Disclosure and Transparency Rules of the United Kingdom Financial Conduct Authority. The Disclosure and Transparency Rules impose an obligation on persons to notify the Company of the percentage of voting rights held as a shareholder, or through the direct or indirect holding of financial instruments, if the percentage of voting rights held in the Company reaches, exceeds or falls below 3% or any 1% threshold above 3%.
The U.K. City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.
Article 19 of the EU Market Abuse Regulation (2014/596) further requires persons discharging managerial responsibilities within the Company (and their persons closely associated) to notify the Company of transactions conducted on their own account in Company shares or derivatives or certain financial instruments relating to Company shares.
Exclusive Forum; Fees
Article 40 of our articles of incorporation provides that subject to Burford’s consent in writing to the selection of an alternative forum, the Courts of Guernsey shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Companies Law or the articles of incorporation. Our forum selection provision is not intended to apply to claims arising under the Securities Act or the Exchange Act.
In addition, Article 40 of our articles of incorporation provides that Burford is entitled to security for costs in connection with any proceedings brought against it by a shareholder (which may include proceedings in jurisdictions outside of Guernsey). This provision applies to any proceeding brought against Burford by a shareholder in its capacity as a shareholder. Article 40 of our articles of incorporation does not apply to any proceeding brought against a director, officer or affiliate of Burford.
If a shareholder were to bring an action against Burford in the Royal Court of Guernsey, the prevailing party may recover from the other party certain fees, costs and expenses incurred in connection with the prosecution or defense of such action subject to the discretion of the Royal Court of Guernsey which considers each application for a costs order on its merits. Such recoverable fees, costs and expenses typically include reasonable Guernsey legal fees and may, in exceptional circumstances, include fees of non-Guernsey legal advisers and other costs on an indemnity basis.
Article 40 of our articles of incorporation is intended to protect Burford from the possibility that it prevails in a lawsuit brought by a shareholder in the Royal Court of Guernsey (or another jurisdiction where a prevailing party may be entitled to be reimbursed for its costs) but the losing party is unable or unwilling to honor its reimbursement obligation by requiring such shareholder to provide security in respect of the potential reimbursement obligation. Any demand by the Company to enforce the provisions of Article 40 for security in respect of an action brought in the Royal Court of Guernsey would be subject to the determination of the Royal Court. It is uncertain whether the provisions of Article 40 of our articles of incorporation would apply in respect of actions brought in courts other than the Royal Court of Guernsey.
Compliance with AIM Rules
For as long as our ordinary shares are listed on the AIM, we will comply with the rules set forth in the AIM Rules for Companies.
Differences Between Rights of Our Shareholders and Rights of Shareholders of Delaware Corporations
As a company incorporated in Guernsey, we are governed by the Companies Law. The Companies Law differs in certain material respects from laws applicable to U.S. companies incorporated in the State of

Delaware. The following table provides a summary of some significant differences between the provisions of the Companies Law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies incorporated in Delaware and their shareholders.
Corporate Law Issue	Delaware Law	Guernsey Law
Shareholder Meetings
•
Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws.

•
May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

•
May be held inside or outside Delaware

•
Notice:

— Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

•
Unless a company’s memorandum or articles of incorporation state otherwise, the directors are required to call a general meeting once the company receives requests to do so from shareholders who hold more than 10% of the capital of the company that carries the right of voting at general meetings (excluding any capital held as treasury shares).

•
Unless the shareholders pass a resolution exempting the company from holding an annual general meeting, a company must hold a general meeting of its members within a period of 18 months beginning on the date on which it was incorporated and thereafter at least once every calendar year (with no more than 15 months elapsing between one annual general meeting and the next).

— Written notice shall be given not less than 10 nor more than 60 days before the meeting.
•
The board of directors may fix a record date, which shall not be less than 10 nor more than 60 days before the meeting.

•
Subject to the articles of incorporation, a meeting may be held at any place in Guernsey or elsewhere.

•
Notice:

— A meeting must be called by at least 10 days’ notice or such longer period as provided by the articles of incorporation.
— A meeting may be called by shorter notice if all shareholders entitled to attend and vote so agree.
— The notice shall specify the date, time and place of the meeting, the information of any resolutions to be passed at the meeting and such other information as is required by the articles of incorporation.

Shareholders’ Voting Rights
•
With limited exceptions, and unless the certificate of incorporation provides otherwise, shareholders may act by written consent to elect directors.

•
Each stockholder entitled to vote may authorize another person or persons to act for such shareholder

•
Unless the memorandum or articles of incorporation provide otherwise, directors are appointed by ordinary resolution of the shareholders.

•
Any shareholder may appoint another person or persons to be their proxy to exercise all or any of their rights to attend, speak and vote at a

Corporate Law Issue	Delaware Law	Guernsey Law

by proxy.
•
The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote, present in person or represented by proxy, shall constitute a quorum.

•
The certificate of incorporation may provide for cumulative voting.

meeting.
•
Subject to the articles of incorporation, the quorum shall be two shareholders holding 5% of the total voting rights of the company between them.

•
Subject to certain limited exceptions, a provision of the articles of incorporation is void to the extent that it would have the effect of excluding or making ineffective a demand for a poll at general meeting.

Directors
•
The board of directors must consist of at least one director and is not subject to a maximum number of directors.

•
The number of directors shall be fixed by the bylaws, unless the certificate of incorporation fixes such number, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

•
Subject to the articles of incorporation, the board of directors must consist of at least one director and is not subject to a maximum number of directors.

•
Subject to the articles of incorporation, the board of directors may determine the remuneration or other benefits given to a director.

•
A classified board is permitted.

•
The board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.

•
Removal

– Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation provides otherwise.
– In the case of a classified board, shareholders may effect removal only for cause.

•
A person will cease to be a director if such person:

— provides written notice of his or her resignation to the company;
— is removed in accordance with the memorandum and articles of incorporation;
— becomes ineligible to be a director under the laws of Guernsey;
— dies; or
— otherwise vacates office in accordance with the memorandum and articles of incorporation.

Interested Shareholders’ Transactions
•
The Delaware General Corporation Law contains a business combination statute applicable to corporations whereby, unless the corporation has specifically elected not to be governed by such statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such shareholder becomes an interested shareholder. An interested

• The Companies Law does not contain any specific prohibition on interested shareholder transactions.

Corporate Law Issue	Delaware Law	Guernsey Law
shareholder generally is a person or a group that owns at least 15% of the corporation’s outstanding voting stock.
Interested Director Transactions
•
Interested director transactions are permissible and may not be legally voided if:

— the material facts of the director’s interest are disclosed and a majority of the disinterested directors approve the transaction;
— the material facts of the director’s interest are disclosed and a majority of the shareholders entitled to vote approve the transaction; or
— the transaction is determined to have been fair to the corporation at the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

•
A director must, immediately after becoming aware of the fact that such director is interested in a transaction or proposed transaction with the company, disclose to the board the nature and extent of such director’s interest.

•
Subject to the memorandum and articles of incorporation, a director who is interested in a transaction may vote, attend board meetings, sign documents and do any other thing in such director’s capacity as a director in relation to a transaction in which such director is interested as if such director was not interested in the transaction provided that such director has made the necessary declarations.

•
A transaction in which a director is interested is voidable by the company at any time within 3 months of the date after which the transaction is disclosed to the board unless:

— the director’s interest was disclosed at the time the transaction was entered into or a disclosure was not required (for example, if the transaction is entered into in the ordinary course of business and on usual terms and conditions);
— the transaction is ratified by the shareholders; or
— the company received fair value for the transaction.

Dividends
•
The board of directors may declare and pay dividends, subject to any restrictions contained in the certificate of incorporation, upon the shares of the corporation’s capital stock either: out of its surplus or, in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.

•
A company may pay a dividend if the board of directors is satisfied on reasonable grounds that the company will, immediately after payment of the dividend, satisfy the statutory solvency test contained in the Companies Law as well as any other requirement of the memorandum or articles of incorporation.

•
A dividend may be of such amount, be paid at such time and be paid to such members as the board of

Corporate Law Issue	Delaware Law	Guernsey Law

directors thinks fit; provided that the directors must not authorize a dividend in respect of some but not all of the shares in a class or that is of a greater value per share in respect of some shares of a class than in respect of other shares of that class.
•
Subject to the articles of incorporation, there is no requirement for dividends to be paid out of a particular account or source.

Variation of Rights of Class of Shares	• A corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.
•
A company may only vary the rights of a class of shareholders in accordance with the provisions of the articles of incorporation or, in the absence of such provisions, with the consent in writing from the holders of at least 75% in value of the issued shares of that class or by means of a special resolution passed by at least 75% in value of the issued shares of that class at a separate meeting of shareholders of that class.

Mergers and Similar Arrangements
•
Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.

•
The Delaware General Corporation Law also provides that a parent corporation may, by resolution of its board of directors, merge with any subsidiary of which it owns at least 90% of each class of capital stock without a vote by the shareholders of such subsidiary.

•
Subject to the articles of incorporation, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a company may be negotiated and approved by the board of directors. Depending on the structure of such a transaction, a separate shareholder approval may be required.

•
If, within a period of four months after the date of an offer being made in respect of a transfer of shares, the offer is approved or accepted by the shareholders comprising not less than 90% in value of the shares affected, the offeree may give notice to any dissenting shareholders of its desire to acquire the remaining shares. On the expiration of one month from the date of the notice to acquire, the offeror will be entitled to acquire the shares of the dissenting shareholder(s) by sending them a copy of the notice to acquire and by paying or transferring to them the consideration that such shareholder(s) are entitled to in respect of those shares, at which point the offeror shall be registered as the holder of those shares.

Corporate Law Issue	Delaware Law	Guernsey Law
Appraisal Rights
•
A shareholder of a corporation participating in certain major transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by such shareholder in lieu of the transaction consideration.

•
The Companies Law does not specifically provide for any appraisal rights of shareholders. The Companies Law does, however, give the Royal Court of Guernsey broad authority in respect of orders made pursuant to successful unfair prejudice claims under the Companies Law.

Shareholder Suits
•
Class actions and derivative actions generally are available to shareholders for, among other things, breach of fiduciary duty, corporate waste, and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

•
A shareholder may commence or continue a claim as a representative of those with the same interests in the claim. Unless the court directs otherwise, any judgment in which a party is acting as a representative will be binding on all persons represented.

•
Derivative actions are also available to shareholders in respect of a cause of action arising from an actual or proposed act or omission involving: negligence, default, breach of duty and/or breach of trust by a director of the company.

• Costs are awarded by the court at its discretion. The normal order is for the winning party to recover its costs incurred in connection the action.
Limitations on Directors’ Liability and Indemnification of Directors and Officers
•
A corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for certain breaches of fiduciary duty. However, such provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock purchases, or redemptions, or any transaction from which a director derived an improper personal benefit.

•
A corporation may indemnify a director or officer of the corporation against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of any action, suit or proceeding by reason of such person’s position if (i) the person acted in good faith and in a manner

•
A company may include in its articles of incorporation provisions limiting the liability of its directors (and officers or other persons); however, any provision that purports to exempt a director from any liability in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

•
Any provision by which a company directly or indirectly provides an indemnity for a director of the company, or any associated company, against any liability in connection with any negligence, default, breach of duty or breach of trust is void, except that:

— a company is not prevented from purchasing and maintaining for a director of the company, or any associated company, insurance against any such liability; and
— such restriction does not apply to a qualifying third-party indemnity

Corporate Law Issue	Delaware Law	Guernsey Law

the person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the person had no reasonable cause to believe the conduct was unlawful.

provision, which is a provision for indemnity against liability incurred by a director to a person other than the company or an associated company that does not provide any indemnity against a prescribed list of liabilities, including certain fines and penalties and liabilities incurred in defending certain proceedings.

Directors’ Fiduciary Duties
•
Directors of a Delaware corporation have a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty.

— The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.
— The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.
•
In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, such director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

•
The duties of directors in Guernsey are generally owed to the company and its shareholders as a whole rather than to any other person or particular shareholders (subject to certain exceptions) and arise from customary laws, statutory laws and contractual obligations.

•
Customary law duties of directors include:

— a duty to act in good faith, in the best interests of the company, and not for any collateral purpose;
— a duty to exercise powers for a proper purpose. Even if a director is acting in good faith and in the best interests of the company, such director must nevertheless use his or her powers for the proper purpose for which they were conferred;
— a duty to avoid and mitigate conflicts of interest; and
— a duty to account for profits. As a fiduciary, a director may not take a personal profit from opportunities arising from such director’s office, even if the director is acting honestly and in the best interests of the company. Any such profit must be paid to the company. A director’s entitlement to remuneration and payment of expenses will be governed by the company’s articles of incorporation.
•
Statutory duties of directors include:

— a general duty to manage the business and affairs of the company; and
— the directors are responsible for considering a solvency test in various circumstances, including in authorizing distributions by the

Corporate Law Issue	Delaware Law	Guernsey Law
company to its shareholders.
Inspection of Books and Records
•
All shareholders have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

•
The register and index of members, register of directors, register of secretaries and copies of all resolutions of shareholders passed other than at general meetings and minutes of the proceedings of general meetings, in each case, in the last six years, must be open for the inspection by any shareholder of the company without charge during ordinary business hours. They must also be open to inspection by any other person upon payment of such fee as may be prescribed by the Guernsey Committee for Economic Development or such lesser fee as the company may request.

•
When a company receives a request to inspect its records, the company must comply with that request or apply to the Guernsey courts for a direction not to comply.

Amendments of Governing Documents
•
Amendments to the certificate of incorporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, unless the certificate of incorporation provides otherwise. Bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if provided in the certificate of incorporation, also be amended by the board of directors.

•
Subject to certain exceptions, such as the alteration of the statement of the company’s name, a company may only make or alter a provision of its memorandum of incorporation in accordance with the terms of the memorandum of incorporation or by unanimous resolution of all of its shareholders.

•
A company may alter its articles of incorporation by means of a special resolution passed by at least 75% of the shareholders.

Dissolution and Winding Up
•
Unless the board of directors approves the proposal to dissolve, dissolution must be approved by all of the shareholders. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.

•
A company may be dissolved by means of a compulsory or voluntary winding up or a compulsory or voluntary striking off.

•
An application for voluntary winding up requires a special resolution of the members passed by a majority of at least 75%.

•
An application for the voluntary striking off of a company must be made by the board of directors and be accompanied by a declaration of compliance confirming that all requirements of Guernsey law with respect to the striking off have been complied with.

C.
Material Contracts

The following is a summary of each material contract outside the ordinary course of business to which we are a party, for the two years immediately preceding the date of this registration statement. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this registration statement.
(a) Trust Deed dated as of February 12, 2018 among Burford Capital Finance LLC as issuer, Burford Capital Limited and Burford Capital PLC as guarantors and U.S. Bank Trustees Limited as trustee.
On February 12, 2018, Burford Capital Finance LLC issued $180 million aggregate principal amount of 6.125% notes due 2025 (the “2025 Notes”) under a trust deed among Burford Capital Limited and Burford Capital PLC, as guarantors, U.S. Bank Trustees Limited, as trustee, and Burford Capital Finance LLC. The 2025 Notes (i) are unsecured, unsubordinated obligations of Burford Capital Finance LLC; (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital Finance LLC; and (iii) are unconditionally guaranteed by Burford Capital Limited and Burford Capital PLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary shall provide a guarantee in respect of the 2025 Notes.
The 2025 Notes bear interest at a rate of 6.125% per annum, payable semiannually in arrears on February 12 and August 12 of each year. Burford Capital Finance LLC may redeem the 2025 Notes for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.
The trust deed relating to the 2025 Notes contains certain covenants, including: (i) a restriction on the creation of any security interest by Burford Capital Finance LLC, Burford Capital Limited and Burford Capital PLC respect to their respective business, undertaking, assets or revenues to secure certain financial indebtedness unless the 2025 Notes are secured equally, subject to certain exemptions; and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its tangible assets. The 2025 Notes are governed by English law.
(b) Trust Deed dated as of June 1, 2017 among Burford Capital PLC as issuer, Burford Capital Limited and Burford Capital Finance LLC, as guarantors, and U.S. Bank Trustees Limited as trustee.
On June 1, 2017, Burford Capital PLC issued £175 million aggregate principal amount of 5.000% notes due 2026 (the “2026 Notes”) under a trust deed among Burford Capital Limited and Burford Capital Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee, and Burford Capital PLC. The 2026 Notes (i) are unsecured, unsubordinated obligations of Burford Capital PLC; (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital PLC; and (iii) are unconditionally guaranteed by Burford Capital Limited and Burford Capital Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary shall provide a guarantee in respect of the 2026 Notes.
The 2026 Notes bear interest at a rate of 5.000% per annum, payable semiannually in arrears on December 1 and June 1 of each year. Burford Capital PLC may redeem the 2026 Notes, in whole, but not in part, at any time at the greater of (x) the principal amount and (y) an amount calculated by reference to the then-current yield of the U.K. 1.5% Treasury Gilt 2026 plus 1.0%, in each case, plus accrued and unpaid interest. Burford Capital PLC may redeem the 2026 Notes for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.
The trust deed relating to the 2026 Notes contains certain covenants, including: (i) a restriction on the creation of any security interest by Burford Capital PLC, Burford Capital Finance LLC and Burford Capital Limited with respect to their respective business, undertaking, assets or revenues to secure certain financial indebtedness unless the 2026 Notes are secured equally, subject to certain exemptions; and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its tangible assets. The 2026 Notes are governed by English law.

(c) Trust Deed dated as of April 26, 2016 among Burford Capital PLC as issuer, Burford Capital Finance LLC and Burford Capital Limited, as guarantors, and U.S. Bank Trustees Limited as trustee.
On April 26, 2016, Burford Capital PLC issued £100 million aggregate principal amount of 6.125% notes due 2024 (the “2024 Notes”) under a trust deed among Burford Capital Limited and Burford Capital Finance LLC, as guarantors, U.S. Bank Trustees Limited, as trustee, and Burford Capital PLC. The 2024 Notes (i) are unsecured, unsubordinated obligations of Burford Capital PLC; (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital PLC; and (iii) are unconditionally guaranteed by Burford Capital Limited and Burford Capital Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary shall provide a guarantee in respect of the 2024 Notes.
The 2024 Notes bear interest at a rate of 6.125% per annum, payable semiannually in arrears on April 26 and October 26 of each year. Burford Capital PLC may redeem the 2024 Notes, in whole, but not in part, at any time at the greater of (x) the principal amount and (y) an amount calculated by reference to the then-current yield of the U.K. 2.75% Treasury Gilt 2024 plus 1.0%, in each case, plus accrued and unpaid interest. Burford Capital PLC may redeem the 2024 Notes for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.
The trust deed relating to the 2024 Notes contains certain covenants, including: (i) a restriction on the creation of any security interest by Burford Capital PLC, Burford Capital Finance LLC and Burford Capital Limited with respect to their respective business, undertaking, assets or revenues to secure certain financial indebtedness unless the 2024 Notes are secured equally, subject to certain exemptions; and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its tangible assets. The 2024 Notes are governed by English law.
(d) Trust Deed dated as of August 19, 2014 among Burford Capital PLC as issuer, Burford Capital Finance LLC and Burford Capital Limited, as guarantors, and U.S. Bank Trustees Limited as trustee.
On August 19, 2014, Burford Capital PLC issued £90 million aggregate principal amount of 6.500% notes due 2022 (the “2022 Notes”) under a trust deed among Burford Capital Limited, as guarantor, U.S. Bank Trustees Limited, as trustee, and Burford Capital PLC. The 2022 Notes (i) are unsecured, unsubordinated obligations of Burford Capital PLC; (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital PLC; and (iii) are unconditionally guaranteed by Burford Capital Limited and Burford Capital Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary shall provide a guarantee in respect of the 2022 Notes.
The 2022 Notes bear interest at a rate of 6.500% per annum, payable semiannually in arrears on February 19 and August 19 of each year. Burford Capital PLC may redeem the 2022 Notes, in whole, but not in part, at any time at the greater of (x) the principal amount and (y) an amount calculated by reference to the then-current yield of the U.K. 4.00% Treasury Gilt 2022 plus 1.0%, in each case, plus accrued and unpaid interest. Burford Capital PLC may redeem the 2022 Notes for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.
The trust deed relating to the 2022 Notes contains certain covenants, including: (i) a restriction on the creation of any security interest by Burford Capital PLC, Burford Capital Finance LLC and Burford Capital Limited with respect to their respective business, undertaking, assets or revenues to secure certain financial indebtedness unless the 2022 Notes are secured equally, subject to certain exemptions; and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its tangible assets. The 2022 Notes are governed by English law.
D.
Exchange Controls and Other Limitations Affecting Security Holders

Under Guernsey law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresidents holders of our ordinary shares.

E.
Tax Considerations

Guernsey Tax Considerations
The summary below is based on current Guernsey law and published practice in Guernsey as of the date hereof, both of which are subject to change, possibly with retrospective effect. This summary is intended as a general guide of certain Guernsey tax matters related to the holders of ordinary shares of the Company (“Shareholders”) only and is not, is not intended to be nor should it be construed to be, legal or tax advice or a summary of all tax matters in Guernsey.
Shareholders, whether corporations or individuals, that are not residents of Guernsey for tax purposes and who do not carry on business in Guernsey through a permanent establishment situated in Guernsey, will not be subject to Guernsey income or Guernsey withholding tax. Any distributions made by the Company to non-Guernsey tax resident Shareholders will not be subject to Guernsey income or Guernsey withholding tax.
Individual Shareholders who are residents of Guernsey for tax purposes will generally be subject to Guernsey income tax at the individual standard rate of 20% on distributions received from the Company.
Corporate Shareholders that are residents of Guernsey for tax purposes (and which do not have exempt company status under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989, as amended) will generally be subject to Guernsey income tax at the company standard rate, which is currently 0%, on distributions received from the Company.
Guernsey does not currently levy capital gains tax (with the exception of a dwellings profit tax) and, therefore, Shareholders will not suffer capital gains tax in Guernsey.
No stamp duty is chargeable in Guernsey on the issue, acquisition, transfer, conversion or redemption or other disposition of ordinary shares of the Company (provided that it does not hold Guernsey real property).
Guernsey has implemented through domestic legislation matters related to (i) the Foreign Account Tax Compliance Act (“FATCA”) contained in the United States Internal Revenue Code of 1986 and the Treasury Regulations promulgated thereunder and (ii) the Organisation for Economic Co-operation and Development’s regime known as the Common Reporting Standard (“CRS”). Pursuant to FATCA and CRS, disclosure and reporting of information may be required, including disclosure of certain information about Shareholders, their ultimate beneficial owners and/or controllers and their investment in the Company. You should consult your tax advisers regarding the possible implications of FATCA, CRS and other similar regimes that may be relevant to your ownership and disposition of ordinary shares of the Company.
Material U.S. Federal Income Tax Considerations
General
The following is a discussion of the material U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below). This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this annual report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of ordinary shares to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to Burford Capital Limited.
The following discussion applies only to beneficial owners of ordinary shares that own ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as investors subject to special tax rules (e.g., banks or financial institutions, regulated investment companies, insurance companies, broker-dealers or traders in stocks and securities or currencies, tax-exempt organizations, real estate investment trusts, retirement plans or individual retirement accounts, U.S. expatriates, persons who hold ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons that own (actually or constructively) 10.0% or more of our equity (by vote or value), persons who elect to receive dividends in a currency other than the U.S. dollar or persons that have a functional currency other than the U.S. dollar), each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding ordinary shares, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of ordinary shares.
No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) in connection with any matter affecting us or prospective investors. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state, U.S. local or U.S. estate or gift tax considerations concerning the ownership or disposition of ordinary shares. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, and each prospective investor is encouraged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of ordinary shares.
As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is:
•
an individual citizen or resident of the United States;

•
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions
Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to ordinary shares generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its ordinary shares and thereafter as capital gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. Holders should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us. Distributions on ordinary shares to certain non-corporate U.S. Holders that satisfy a minimum holding period and other generally applicable requirements should generally be eligible for taxation at preferential rates. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Investors should consult their own tax advisors regarding the application of these rules to their particular circumstances. Dividends received with respect to ordinary shares generally will be treated as foreign source “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes. The U.S. foreign tax credit rules are complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of the U.S. foreign tax credits and the application of the U.S. foreign tax credit rules to their particular situation.
Sale, Exchange or Other Disposition of Ordinary Shares
Subject to the discussion below of the rules applicable to PFICs, a U.S. Holder generally will recognize gain or loss upon a sale, exchange or other disposition of ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. The U.S. Holder’s tax basis in its ordinary shares generally will be the U.S. Holder’s purchase price for ordinary shares reduced by the amount of any distributions on ordinary shares that are treated as non-taxable returns of capital (as discussed above under “Distributions”). Such gain or loss will be treated as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.
Passive Foreign Investment Company
Significant adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any tax year in which the holder held ordinary shares, either:
•
at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, rents, royalties and capital gains from the sale or exchange of investment property, other than certain rents and royalties derived in the active conduct of a trade or business); or

•
at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income.

There is substantial uncertainty regarding the tax treatment of our investments as well as the application of the PFIC rules to such investments, and in particular, whether all or some of our investments are passive assets or otherwise produce passive income under the applicable PFIC rules. As a result, although we do not believe we are currently a PFIC, and we do not expect to be treated as a PFIC in the foreseeable future, there can be no assurance the IRS will not successfully assert that we are or were a PFIC, that all or some of our investments are passive assets or otherwise produce passive income or that a change in law or interpretation of current law, possibly with retroactive effect, could cause us to be treated as a PFIC in a current, future or prior taxable year. If we were a PFIC for any year during which a U.S. Holder holds ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares, even if we otherwise ceased to meet the requirements for PFIC status in that year.
If a U.S. Holder is treated as owning PFIC stock, the U.S. Holder would be subject to additional taxes and interest charges on (1) any “excess distribution” and (2) any gain realized on the sale, exchange or other disposition (including, under certain circumstances, a pledge), of ordinary shares as follows:
•
the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for ordinary shares;

•
the amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and to any year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each other taxable year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such taxable year.

An excess distribution is the portion of all distributions received by the Non-Electing Holder on its ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the portion of the Non-Electing Holder’s holding period for ordinary shares before the taxable year.
If we were to be treated as a PFIC for any taxable year, a U.S. Holder may mitigate certain of these adverse consequences by making a timely “mark-to-market” election with respect to ordinary shares. If such election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in ordinary shares. The U.S. Holder also would be allowed an ordinary loss equal to the excess, if any, of the U.S. Holder’s adjusted tax basis in ordinary shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Gain or loss recognized on the sale, exchange or other disposition of ordinary shares would be treated as ordinary income or loss (but only to the extent that such loss does not exceed the net gains previously included in income by the U.S. Holder as a result of the mark-to-market election), as applicable.
In addition, if we were treated as a PFIC for any year during which a U.S. Holder holds ordinary shares, U.S. Holders may be subject to tax on (i) certain distributions by our subsidiaries or distributions made with respect to our interests in other entities and (ii) dispositions of shares of our subsidiaries or interests in other entities, in each case, if such subsidiaries or entities were classified as PFICs and as if the U.S. Holder held such shares directly, even though the U.S. Holder would have not received the proceeds of those distributions or dispositions directly. In addition, the “mark-to-market” election generally will not be available with respect to our subsidiaries or interests in other entities. The U.S. federal income tax treatment of transactions involving subsidiaries or entities classified as PFICs are complex and uncertain, and U.S. Holders are strongly encouraged to consult their own tax advisors regarding these rules.
Note that we do not expect to make available information necessary to permit a U.S. Holder to make a “QEF” election with respect to ordinary shares or shares of any subsidiary or other entity in which we have interests. In addition, if the total value of all PFIC stock that a U.S. Holder directly or indirectly owns exceeds certain thresholds, such holder must file IRS Form 8621 with their U.S. federal income tax return to report their ownership of ordinary shares.
The U.S. federal income tax rules relating to PFICs are very complex. You are strongly encouraged to consult your own tax advisor with respect to the impact of our PFIC status on the purchase, ownership and disposition of ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares.
Specified Foreign Financial Assets
Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year are generally required to report information relating to such assets. “Specified foreign financial assets” include any financial accounts held at a foreign financial institution, as well as securities issued by a foreign issuer (which would include ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain married individuals. U.S. Treasury Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. You are encouraged to consult your own tax advisor concerning regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of ordinary shares.
Backup Withholding and Information Reporting
In general, U.S. Holders will be subject to information reporting requirements on dividends received with respect to ordinary shares and the proceeds of a disposition of ordinary shares, unless the U.S. Holders is an exempt recipient (such as a corporation). Backup withholding may apply to such amounts if the U.S.

Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9) or is otherwise subject to backup withholding. Backup withholding is not an additional tax. A U.S. Holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability), provided that certain required information is timely furnished to the IRS.
F.
Dividends and Paying Agents

For a discussion of the declaration and payment of dividends on our ordinary shares, see “Item 10. Additional Information — B. Memorandum and Articles of Incorporation — Share — Dividends”. We have not appointed any paying agent.
G.
Statement by Experts

The consolidated financial statements of Burford Capital Limited at December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, appearing in this registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
H.
Documents on Display

Upon effectiveness of this registration statement, we will be subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http://www.burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into this registration statement.
I.
Subsidiary Information

Not Applicable.
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market and Asset Risk
We are exposed to market and asset risk with respect to our cash management assets, capital provision assets, financial liabilities at fair value through profit and loss and derivative financial assets and liabilities. The maximum risk equals the fair value of all such financial instruments. With respect to our cash management assets, consisting of corporate bonds and investment funds, market risk is the risk that the fair value of financial instruments will fluctuate due to changes in market variables such as interest rates, credit risk, security and bond prices and foreign exchange rates. At December 31, 2019, should the prices of the investments in corporate bonds and investment funds have been 10% higher or lower while all other variables remained constant, our income and net assets would have increased and decreased, respectively, by $3.8 million (2018: $4.1 million).
With respect to our financial liabilities at fair value through profit and loss and derivative financial assets the market risk is negligible as the positions are held exclusively as economic hedges against gains and losses arising on offsetting long positions included in our capital provision assets. The fair value of our offsetting long positions is approximately $91.5 million at December 31, 2019 (2018: $112.8 million).
We only fund capital provision assets following a due diligence process. However, such assets involve high risk and there can be no assurance of any particular recovery in any individual asset. Certain of our capital provision assets are comprised of a portfolio of assets thereby mitigating the impact of the outcome of any single asset. While the claims underlying the Group’s capital provision assets are generally diverse, the Group monitors and manages the portfolio for related exposures that finance different clients relative to the same or very similar claims, such that the outcomes on those related exposures are likely to be correlated.

Liquidity Risk
We are exposed to liquidity risk. Our financing of capital provision assets requires funds to meet commitments (see Note 30 to our consolidated financial statements) and for settlement of operating liabilities. Our capital provision assets (as described in Note 2 to our consolidated financial statements) typically require significant capital contributions with little or no immediate return and no guarantee of return or repayment. In order to manage liquidity risk, we finance assets with a range of anticipated lives and hold cash management assets which can be readily realized to meet those liabilities and commitments.
Cash management assets include listed fixed income instruments and investment funds that can be redeemed on short notice or can be sold on an active trading market.
In 2014, 2016, 2017 and 2018, the total issues of $699.0 million (based on the prevailing pound sterling to U.S. dollar exchange rates at the applicable issue dates) in retail bonds raised sufficient extra capital to help mitigate liquidity risk. As of December 31, 2019, interest payments on the bonds will total approximately $211.0 million over the remaining three-year, five-year, six-year and seven-year periods until maturity in August 2022, October 2024, August 2025 and December 2026, respectively, at which point the principal amounts are required to be repaid.
Credit Risk
We are exposed to credit risk in various asset structures (see Note 2 to our consolidated financial statements), most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of invested cost. On becoming contractually entitled to proceeds, depending on the structure of the particular asset, we could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant, both or other parties. Moreover, we may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately notwithstanding successful adjudication of a claim in the claimant’s favor. Our credit risk is uncertain given that our entitlement pursuant to our assets is generally not established until a successful resolution of claims and our potential credit risk is mitigated by the diversity of our counterparties and indirect creditors.
We are also exposed to credit risk in respect of the cash management assets, due from broker and cash and cash equivalents. The credit risk of the due from broker and cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating (A-2 or higher by S&P; P-2 or higher by Moody’s). Cash management assets are held in a listed fund investing in senior short duration floating rate corporate debt and investment grade corporate bonds.
We are also exposed to credit risk from opponents in litigation insurance. The underwriting process includes an assessment of counterparty credit risk and there is a diversification of counterparties and therefore no concentration of risk in BWIL’s ongoing business.
The maximum credit risk exposure represented by cash, cash equivalents, due from broker and capital provision assets is as stated on the consolidated statement of financial position.
We are exposed to credit risk on financial assets held at amortized cost, including amounts due from settlement of capital provision assets and receivables. The maximum credit exposure for amounts due from settlement of capital provision assets and receivables is the carrying value at December 31, 2019 of $62.7 million (2018: $51.2 million). We apply the simplified approach to recognize impairment on settlement and receivable balances based on the lifetime expected credit loss. We review the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macro-economic factors. Based on this review, we have not identified any material expected credit loss relating to the financial assets held at amortized cost except for the recognition of $4.1 million of impairment against two specific financial assets during the year ended December 31, 2019 (2018: nil), as set out in Note 6 to our consolidated financial statements.
Financial assets are generally considered to be in default when amounts are more than 90 days past due or if sufficient indicators exist that the debtor is unlikely to pay. Amounts are written off as uncollectable when all reasonably collectable amounts have been recovered and following the completion or cessation of enforcement activity.

Currency Risk
We hold assets denominated in currencies other than U.S. dollars, the functional currency of the Company, including the British pound sterling, the functional currency of Burford entities in the United Kingdom. Further, we issued British pound sterling loan capital during 2014, 2016 and 2017. We are therefore exposed to currency risk, as values of the assets and liabilities denominated in other currencies will fluctuate due to changes in exchange rates. We may use forward exchange contracts from time to time to mitigate currency risk.
At December 31, 2019, should the British pound sterling, Euro, Australian dollar and Swiss Franc have strengthened or weakened by 10% against the U.S. dollar and all other variables held constant, our net profit and net assets would have would have (decreased)/increased and increased/(decreased), respectively, as noted in the table below:
Increase or (decrease) in net profit and net assets (in U.S. dollar thousands)	2019	2018
British pound sterling	(41,562)	(39,680)
Euro	13,942	10,785
Australian Dollar	269	267
Swiss Franc	18	—
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to market risk for changes in floating interest rates relates primarily to our cash, certain cash management assets and capital provision assets. All cash bears interest at floating rates. There are certain capital provision assets, due from settlement of assets and cash management assets that earn interest based on fixed rates; however, those assets do not have interest rate risk as they are not exposed to changes in market interest rates. Our loan capital incurs interest at a fixed rate and so is not exposed to changes in market interest rates.
The interest-bearing floating rate assets and liabilities are denominated in both U.S. dollars and British pound sterling. If interest rates increased/decreased by 25 basis points while all other variables remained constant, the profit for the year and net assets would increase/decrease by $0.9 million (2018: $1.3 million). For fixed rate assets and liabilities, it is estimated that there would be no material profit or net assets impact. Fixed rate liabilities include the loan capital as disclosed in Note 17 to our Consolidated Financial Statements.
Capital Management Risk
Our approach to capital management is intended to ensure adequate liquidity to meet our funding commitments and ongoing expenses while also ensuring that adequate resources are available to finance new assets as opportunities arise.
Our assets generate a significant amount of cash proceeds as assets are realized into due from settlement receivables, which are in turn, resolved into cash. We use the cash from these realizations as well as fee income as our primary sources of liquidity for funding assets and expenses. Because the timing of cash realizations from our capital provision assets is uncertain, we normally maintain a substantial balance of cash and cash management assets to provide liquidity during periods when cash realizations are less than funding and expense needs.
To the degree that we intend to grow our capital provision assets portfolio beyond recycled capital, we require external financing beyond our cash realizations from assets. Over the past several years, we have grown our portfolio beyond our cash realizations. We have financed that growth through:
•
Third-party fund vehicles, which we manage, including BOF and BOF-C raised in 2018 and BAIF raised in 2019.

•
Loan capital in the form of bond issuances totaling approximately $699.0 million (based on the prevailing pound sterling to U.S. dollar exchange rates at the applicable issue dates) issued in 2014, 2016, 2017 and 2018.

•
Share issuance of approximately $245.0 million in 2018.

We manage our balance sheet with relatively low levels of leverage. Our debt issues contain one significant financial covenant, which is a leverage ratio requirement that we maintain a consolidated level of net debt (debt less cash) less than 50% of the level of tangible assets (total assets less intangibles). At December 31, 2019, the leverage ratio on this basis was 17% (2018: 15%). We expect from time to time to issue additional debt, depending on our liquidity needs, capital deployment prospects and market conditions.
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.
ITEM 15.
CONTROLS AND PROCEDURES

Not Applicable.
ITEM 16.
RESERVED

ITEM 16.A.
AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.
ITEM 16.B.
CODE OF ETHICS

Not Applicable.
ITEM 16.C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.
ITEM 16.D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.
ITEM 16.E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.
ITEM 16.F.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.
ITEM 16.G.
CORPORATE GOVERNANCE

Not Applicable.
ITEM 16.H.
MINE SAFETY DISCLOSURE

Not Applicable.

PART III
ITEM 17.
FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.
ITEM 18.
FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-63 included herein by reference.
ITEM 19.
EXHIBITS

Exhibit No.	Description
1.1	Articles of Incorporation
1.2	Memorandum of Incorporation
4.1	Trust Deed dated as of February 12, 2018 among Burford Capital Finance LLC as issuer, Burford Capital Limited and Burford Capital PLC as guarantors and U.S. Bank Trustees Limited as trustee
4.2	Trust Deed dated as of June 1, 2017 among Burford Capital PLC as issuer, Burford Capital Finance LLC and Burford Capital Limited, as guarantors, and U.S. Bank Trustees Limited as trustee
4.3	Trust Deed dated as of April 26, 2016 among Burford Capital PLC as issuer, Burford Capital Finance LLC and Burford Capital Limited, as guarantors, and U.S. Bank Trustees Limited as trustee
4.4	Trust Deed dated as of August 19, 2014 among Burford Capital PLC as issuer, Burford Capital Finance LLC and Burford Capital Limited, as guarantors, and U.S. Bank Trustees Limited as trustee
4.5	Long-Term Incentive Plan, amended and renewed as of May 13, 2020
8.1	List of Subsidiaries of Burford Capital Limited
15.1	Consent of Ernst & Young LLP

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.
BURFORD CAPITAL LIMITED,
By
/s/ Charles Parkinson

Name: Charles Parkinson
Title: Authorized Person
Dated: September 11, 2020

BURFORD CAPITAL LIMITED

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Burford Capital Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Burford Capital Limited (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2010.
London, United Kingdom
July 6, 2020, except for the section titled “Sensitivity of level 3 valuations” of Note 21, as to which the date is September 11, 2020

Consolidated statements of comprehensive income
for the years ended 31 December 2019, 2018 and 2017
	Notes	2019	2018	2017
		$’000	$’000	$’000
Income
Capital provision income	6	351,828	404,230	315,280
Asset management income	10	15,160	11,691	14,458
Insurance income	11	3,545	10,406	7,613
Services income		2,133	1,650	1,837
Cash management income and bank interest	13	6,703	1,801	2,650
Foreign exchange gains/(losses)		1,992	(1,453)	1,639
Third-party share of gains relating to interests in consolidated entities		(15,318)	(3,348)	(863)
Total income		366,043	424,977	342,614
Operating expenses	14	(91,402)	(71,831)	(57,479)
Amortisation of intangible asset	19	(9,495)	(9,494)	(11,703)
Operating profit		265,146	343,652	273,432
Finance costs	17	(39,622)	(38,538)	(24,251)
Profit for the year before taxation		225,524	305,114	249,181
Taxation (expense)/credit	4	(13,417)	12,463	123
Profit for the year after taxation		212,107	317,577	249,304
Other comprehensive income
Exchange differences on translation of foreign operations on consolidation		(17,525)	24,701	(28,206)
Total comprehensive income for the year		194,582	342,278	221,098

		Cents	Cents	Cents
Basic profit per ordinary share	28	97.0	150.7	119.7
Diluted profit per ordinary share	28	96.6	150.3	119.6
Basic comprehensive income per ordinary share	28	89.0	162.4	106.2
Diluted comprehensive income per ordinary share	28	88.6	162.0	106.0
The notes on pages F-8 to F-65 form an integral part of these consolidated financial statements.

Consolidated statements of financial position
as at 31 December 2019 and 2018
	Notes	2019	2018	1 January 2018
		$’000	$’000	$’000
Assets
Cash and cash equivalents		186,621	265,551	135,415
Cash management assets	13	37,966	41,449	39,933
Due from brokers		95,226	129,911	41,678
Other assets	15	13,263	16,313	8,650
Due from settlement of capital provision assets	8	54,358	37,109	3,248
Capital provision assets	6	2,045,329	1,641,035	1,089,395
Derivative financial asset		—	4,154	—
Equity securities	7	31,396	582	6,058
Tangible fixed assets	12	20,184	1,866	2,399
Intangible asset	19	8,703	18,198	27,692
Goodwill	20	133,999	133,966	134,022
Deferred tax asset	4	24,939	28,848	10,863
Total assets		2,651,984	2,318,982	1,499,353
Liabilities
Financial liabilities at fair value through profit and loss	9	91,493	112,821	36,242
Due to brokers		51,401	12,667	—
Loan interest payable	17	9,462	9,327	5,397
Other liabilities	16	51,430	31,046	24,991
Loan capital	17	655,880	638,665	486,931
Derivative financial liabilities		—	7,000	—
Capital provision asset subparticipations		13,944	3,244	3,152
Third-party interests in consolidated entities	23	235,720	136,959	143,639
Deferred tax liabilities	4	9,662	4,099	437
Total liabilities		1,118,992	955,828	700,789
Total net assets		1,532,992	1,363,154	798,564
Equity
Share capital	26	609,954	609,954	364,749
Reserves attributable to owners		923,038	753,200	433,815
Total shareholders’ equity		1,532,992	1,363,154	798,564
The notes on pages F-8 to F-65 form an integral part of these consolidated financial statements.

Consolidated statements of cash flows
for the years ended 31 December 2019, 2018 and 2017
	Notes	2019	2018	2017
		$’000	$’000	$’000
Cash flows from operating activities
Profit for the year before tax		225,524	305,114	249,181
Changes in working capital and non-cash items	3	(281,501)	(344,379)	(273,378)
Capital provision assets (note 3):
Proceeds received		491,252	602,687	378,240
Net (funding) of/proceeds from financial liabilities at fair value through profit and loss		(42,200)	73,569	36,510
Net proceeds from/(cash paid) to due from/to brokers		73,419	(75,566)	(41,678)
Funding of derivative financial asset		—	(7,616)	—
Proceeds from equity security		—	624	—
Proceeds from asset recovery services		1,123	1,619	1,876
Net proceeds from/(funding) of cash management assets		3,346	(5,655)	(27,973)
Taxation paid		(694)	(2,273)	(1,064)
Net proceeds from/(cash paid) to third-party interests in consolidated entities		83,443	(10,028)	142,776
Net cash inflow/(outflow) from operating activities before new funding of capital provision assets		553,712	538,096	464,490
Capital provision assets (note 3):
New funding of capital provision assets		(562,018)	(771,409)	(566,813)
Net cash inflow/(outflow) from operating activities		(8,306)	(233,313)	(102,323)

	Notes	2019	2018	2017
		$’000	$’000	$’000
Cash flows from financing activities
Issue of share capital		—	249,983	—
Issue expenses – share capital		—	(4,778)	—
Issue of loan capital and loan notes		—	180,000	225,803
Issue expenses – loan capital		—	(2,637)	(3,170)
Payments of lease liabilities		(1,433)	—	—
Interest paid on loan capital		(37,568)	(33,108)	(22,680)
Dividends paid on ordinary shares		(28,424)	(24,579)	(19,845)
Repayment of loan notes		—	—	(43,750)
Net cash (outflow)/inflow from financing activities		(67,425)	364,881	136,358
Cash flows from investing activities
Purchases of tangible fixed assets		(3,398)	(104)	(650)
Settlement of outstanding creditor relating to prior year’s acquisition of subsidiary		—	—	(57,863)
Net cash (outflow) from investing activities		(3,398)	(104)	(58,513)
Net (decrease)/increase in cash and cash equivalents		(79,129)	131,464	(24,478)

	Notes	2019	2018	2017
		$’000	$’000	$’000
Reconciliation of net cash flow to movements in cash and cash equivalents
Cash and cash equivalents at beginning of year		265,551	135,415	158,371
(Decrease)/increase in cash and cash equivalents		(79,129)	131,464	(24,478)
Effect of exchange rate changes on cash and cash equivalents		199	(1,328)	1,522
Cash and cash equivalents at end of year		186,621	265,551	135,415

Supplemental disclosure	2019	2018	2017
	$’000	$’000	$’000
Cash received from interest and dividend income	6,849	6,377	2,986
Asset received in kind	29,645	—	13,011
The notes on pages F-8 to F-65 form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity
for the years ended 31 December 2019, 2018 and 2017
31 December 2019	Share capital	Contingent share capital	Other capital reserve	Revenue reserve	Foreign currency consolidation reserve	Capital redemption reserve	Total equity shareholders’ funds
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 31 December 2018	596,454	13,500	2,838	716,218	34,282	(138)	1,363,154
Change in accounting policy – Leases	—	—	—	(839)	—	—	(839)
Restated at 1 January 2019	596,454	13,500	2,838	715,379	34,282	(138)	1,362,315
Profit for the year	—	—	—	212,107	—	—	212,107
Other comprehensive income	—	—	—	—	(17,525)	—	(17,525)
Share-based payments (note 27)	—	—	4,519	—	—	—	4,519
Dividends paid (note 29)	—	—	—	(28,424)	—	—	(28,424)
Balance at 31 December 2019	596,454	13,500	7,357	899,062	16,757	(138)	1,532,992

31 December 2018	Share capital	Contingent share capital	Other capital reserve	Revenue reserve	Foreign currency consolidation reserve	Capital redemption reserve	Total equity shareholders’ funds
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
As at 1 January 2018	351,249	13,500	1,152	423,220	9,581	(138)	798,564
Profit for the year	—	—	—	317,577	—	—	317,577
Other comprehensive income	—	—	—	—	24,701	—	24,701
Issue of share capital (note 26)	245,205	—	—	—	—	—	245,205
Share-based payments (note 27)	—	—	1,686	—	—	—	1,686
Dividends paid (note 29)	—	—	—	(24,579)	—	—	(24,579)
Balance at 31 December 2018	596,454	13,500	2,838	716,218	34,282	(138)	1,363,154

31 December 2017	Share capital	Contingent share capital	Other capital reserve	Revenue reserve	Foreign currency consolidation reserve	Capital redemption reserve	Total equity shareholders’ funds
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
As at 1 January 2017	351,249	13,500	—	193,761	37,787	(138)	596,159
Profit for the year	—	—	—	249,304	—	—	249,304
Other comprehensive income	—	—	—	—	(28,206)	—	(28,206)
Share-based payments (note 27)	—	—	1,152	—	—	—	1,152
Dividends paid (note 29)	—	—	—	(19,845)	—	—	(19,845)
Balance at 31 December 2017	351,249	13,500	1,152	423,220	9,581	(138)	798,564
The notes on pages F-8 to F-65 form an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
for the year ended 31 December 2019
1. Legal form and principal activity
Burford Capital Limited (the “Company”) and its subsidiaries (the “Subsidiaries”) (together the “Group”) provide investment capital, asset management, financing and risk solutions with a focus on the legal sector.
The Company was incorporated under The Companies (Guernsey) Law, 2008 (the “Law”) on 11 September 2009. Shares in the Company were admitted to trading on AIM, a market operated by the London Stock Exchange, on 21 October 2009.
2. Basis of preparation and principal accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.
Basis of accounting
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets that are not apparent from other sources. Actual results may differ from these estimates. The consolidated financial statements are presented in United States Dollars and are rounded to the nearest $’000 unless otherwise indicated.
Significant estimates
The most significant estimates relate to the valuation of capital provision assets at fair value through profit or loss which are determined by the Group.
Fair values are determined on the specifics of each asset and will typically change upon an asset having a return entitlement or progressing in a manner that, in the Group’s judgement, would result in a third party being prepared to pay an amount different from the original sum invested for the Group’s rights in connection with the asset. Positive, material progression of an asset will give rise to an increase in fair value whilst adverse outcomes give rise to a reduction. The quantum of change depends on the potential future stages of asset progression. The consequent effect when an adjustment is made is that the fair value of an asset with few remaining stages is adjusted closer to its predicted final outcome than one with many remaining stages.
In litigation matters, before a judgment is entered following trial or other adjudication, the key stages of any matter and their impact on fair value is substantially case specific but may include the motion to dismiss and the summary judgment stages. Following adjudication, appeals proceedings provide further opportunities to re-assess the fair value of an asset.
The estimation of fair value is inherently uncertain. Awards and settlements are hard to predict and often have a wide range of possible outcomes. Furthermore, there is much unpredictability in the actions of courts, litigants and defendants because of the large number of variables involved and consequent difficulty of predictive analysis. In addition, there is little activity in transacting assets and hence little relevant data for benchmarking the effect of asset progression on fair value, although the existence of the Group’s secondary market sales is a valuation input. Refer to note 21 for further details on the sensitivities of fair value.
There is a significant estimate required to support the recoverability of the deferred tax asset as it includes an amount relating to carried-forward US tax losses that can be utilised against future taxable profits of the Group’s US business. The estimation of the future taxable profits is based on the business plans

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
2. Basis of preparation and principal accounting policies (continued)
and approved budgets for those entities that require the use of assumptions for expected returns on capital provision assets, the level of future business activity and the structuring of capital provision assets for tax efficiency. The tax losses can be carried forward indefinitely and have no expiry date.
There is a significant estimate required in testing goodwill for impairment. This includes the identification of independent cash- generating units (“CGU”) and the allocation of goodwill to these units based on which units are expected to benefit from the acquisition. Cash flow projections necessarily take into account changes in the market in which a business operates including the level of growth, competitive activity, and the impacts of regulatory change. Determining both the expected cash flows and the risk- adjusted interest rate appropriate to the CGUs requires the exercise of judgement. The estimation of cash flows is sensitive to the periods for which the projections are made and to assumptions regarding long-term sustainable cash flows. Refer to note 20 for further details on sensitivities of goodwill.
Significant judgements
In connection with investment funds and other related entities where the Group does not own 100% of the entity in question, the Group makes judgements about whether it is required to consolidate such entities by applying the factors set forth in the relevant accounting standards, including but not limited to the Group’s equity and economic ownership interest, the economic structures in use in the entity, the level of control the Group has over the entity through the entity’s structure or any relevant contractual agreements, and the rights of other investors.
Non-controlling interests where the Group does not own 100% of a consolidated entity are classified as financial liabilities and recorded as third-party interest in consolidated entities on the consolidated statement of financial position when they contain an obligation to transfer a financial asset to another entity. Accordingly, third-party share of gains or losses relating to interest in consolidated entities is treated as a reduction or increase, respectively, of income on the consolidated statement of comprehensive income.
Basis of consolidation
The consolidated financial statements comprise the financial statements of Burford Capital Limited and its Subsidiaries. All the Subsidiaries are consolidated in full from the date of acquisition.
The Subsidiaries’ accounting policies and financial year end are consistent with those of the Company.
All intercompany transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated in full.
Basis of preparation
The financial statements have been prepared on a going concern basis under the historical cost convention adjusted to take account of the revaluation of certain of the Group’s financial assets and liabilities to fair value.
The full extent to which the COVID-19 pandemic may impact Group’s results, operations or liquidity is uncertain. At present the global economy is suffering considerable disruption due to the effects of the COVID-19 and Management has given serious consideration to the consequences of this for the litigation finance market in general and for the cashflows and asset values of the Group specifically over the next twelve months. In assessing the going concern basis of accounting Management has considered ongoing compliance with applicable loan capital covenants, and the year end cash balances and forecast cash flows, especially those relating to operating expenses, finance costs and commitments to capital provision assets.
The Group has certain covenants associated with its loan capital and at present the Group’s financial situation does not suggest that any of these covenants are close to being breached. The analysis performed

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
2. Basis of preparation and principal accounting policies (continued)
has considered the extraordinary nature of the current economic situation and included a number of stress tests to examine the possible circumstances which could result in the Group’s covenants being breached. Based on this analysis, it is Management’s opinion that the circumstances which would give rise to a covenant breach are highly unlikely. The first repayment on the Group’s loan capital is not due until August 2022.
In addition to the possible effect of the coronavirus pandemic on debt covenants, Management has performed a COVID-19 impact analysis on the Group’s liquidity position using information available as at the date of issue of these financial statements. This analysis has modelled a number of adverse scenarios to assess the potential impact that COVID-19 may have on Group’s liquidity as well as incorporating relevant reverse stress test scenarios and any mitigations available to assess the stresses the Group has to endure before there is a liquidity concern. The mitigations considered include deferring deployments on commitments to capital provision assets, liquidations or sales of an interest in one or more of the Group’s capital provision assets and reducing the level of new commitments to capital provision assets in the current year. Having considered the likelihood of the events which could cause a liquidity issue and the remedies available to the Group, Management is of the view that the Group is well placed to manage such an eventuality satisfactorily.
Based on this information, Management believe that the Group has the ability to meet its financial obligations as they fall due for a period of at least twelve months from the date of approval of the financial statements. Accordingly, the financial statements have been prepared on a going concern basis.
Statement of financial position
The consolidated statement of financial position is presented to show assets and liabilities in a decreasing order of liquidity. In accordance with IAS 1 Presentation of Financial Statements this presentational format has been adopted for the year ended 31 December 2019 as it is considered to provide more relevant information than a current/ non-current presentation because the Group does not supply goods or services within a clearly identifiable operating cycle. A maturity analysis of all the Group’s assets and liabilities is included at note 22.
In addition to presenting the assets and liabilities in a decreasing order of liquidity the Group has also adopted new segment information during the year ended 31 December 2019 as disclosed in note 5. The combination of these amendments has resulted in the following changes to individual line items in the statement of financial position:
•
Capital provision assets — this combines the previously reported ‘Investments’, ‘New initiatives investments’ and ‘Investment income receivables’ into a single line item. In addition, the single remaining financial asset held at amortised cost has been transferred to ‘Other assets’ and therefore all items within this category are classified at fair value through profit and loss.

•
Other assets — this combines the previously reported ‘Receivables and prepayments’ and ‘Tax receivable’ into a single line item including the asset transferred from ‘Investments’ above.

•
Due from settlement of capital provision assets — this combines the previously reported amount of ‘Due from settlement of investments’ split between non-current and current into a single line item.

•
Other liabilities — this combines the previously reported ‘Payables’ and ‘Due to limited partners’ into a single line item.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
2. Basis of preparation and principal accounting policies (continued)
The tables below presents a reconciliation of the above changes from the previously reported 2018 financial statements to these new classifications.
	2018	1 January 2018
	$’000	$’000
Capital provision assets
Investments	1,592,378	1,075,941
New initiative investments	42,856	10,189
Investment income receivables	7,301	4,765
Less: transfer to Other assets	(1,500)	(1,500)
	1,641,035	1,089,395
Other assets
Receivables and prepayments	12,990	5,474
Tax receivable	1,823	1,676
Plus: transfer from Investments	1,500	1,500
	16,313	8,650
Due from settlement of capital provision assets
Due from settlement of investments (non-current)	3,083	3,083
Due from settlement of investments (current)	34,026	165
	37,109	3,248
Other liabilities
Payables	31,038	23,833
Due to limited partners	8	1,158
	31,046	24,991
In addition, the shareholders’ equity section of the consolidated statement of financial position has been amended this year to present line items for ‘Share capital’ and ‘Reserves attributable to owners’ to avoid repetition of the detail already provided in the consolidated statement of changes in equity on page F-7.
In order to assist in understanding these changes, a consolidated statement of financial position as at 1 January 2018 has been included on page F-4.
IFRS 16 Leases
IFRS 16 Leases replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases- Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17.
From 1 January 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the consolidated statement of comprehensive income over the period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
2. Basis of preparation and principal accounting policies (continued)
The Group has adopted IFRS 16 retrospectively from 1 January 2019 but has not restated comparatives for the 2018 or 2017 reporting periods, as permitted under the specific transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 January 2019.
On adoption of IFRS 16, the Group recognised lease liabilities of $6,785,000 in relation to property leases which had previously been classified as operating leases in accordance with IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The weighted average incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 6.7%. Lease liabilities are included within other liabilities in the consolidated statement of financial position. The carrying amounts of the right-of-use assets were measured as if the new rules had always been applied but using the incremental borrowing rate at the date of initial application.
The Group has applied the relief options provided for leases of low-value assets and short-term leases (shorter than twelve months) and the transitional practical expedient to account for operating leases with a remaining term of less than 12 months as at 1 January 2019 as short-term leases. Right-of-use assets are included within tangible fixed assets in the consolidated statement of financial position.
New accounting pronouncement not yet effective
The following issued standard, which is not yet effective, has not been adopted in these financial statements.
Effective Date
IFRS 17	Insurance Contracts	1 Jan 2023
In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. In June 2019, the IASB published an exposure draft of amendments to IFRS 17 in response to feedback received. The IASB has confirmed further changes that will be made to the standard, with the implementation date extended to annual periods beginning on or after 1 January 2023. The Group intends to adopt IFRS 17 on the effective date and is currently assessing the expected impact of adopting this standard which is not expected to be material to the Group.
Insurance activities
The Group both (i) acts as an administrator in the sale of legal expenses insurance policies issued in the name of Great Lakes Reinsurance (UK) Plc, a subsidiary of MunichRe, under a binding authority agreement, and (ii) underwrites legal expenses insurance policies through its wholly owned subsidiary and Guernsey based insurer, Burford Worldwide Insurance Limited (“BWIL”).
(i)
Insurance administrator

Income earned from acting as an insurance administrator represents commissions receivable which are calculated based on the premium earned, net of reinsurance and Insurance Premium Tax, less an allowance for claims, sales commissions, fees and the other direct insurance related costs such as Financial Services Compensation Scheme Levy. The payment of premiums is often contingent on a case being won or settled and the Group recognises the associated income only at this point, whilst a deduction is made for claims estimated to be paid on all policies in force. This income is separately identified as “Insurance administrator commission” included in note 11.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
2. Basis of preparation and principal accounting policies (continued)
(ii)
Insurance underwriting

Insurance policies written by BWIL are subject to contractual reinsurance arrangements that transfer a significant portion of the insurance risk to the reinsurers with BWIL retaining a portion of the insurance risk of each contract. Contracts are typically written with an upfront premium payable and may also include a conditional premium. The payment of conditional premiums is often contingent on a case being won or settled and the Group recognises the associated conditional premium amount only at this point.
Gross premiums written
Premiums written relate to insurance business incepted during the year. Full account is taken of premiums receivable and reinsurance premiums payable during the year.
Unearned premiums
Unearned premiums represent the proportion of premiums written in the year that relate to unexpired terms of policies in force as at the statement of financial reporting date, calculated on a time apportionment basis.
Claims reserving
Provision is made for all outstanding loss reserves as notified by the insured. Provision is made for claims incurred but not reported based on previous claims experience. Neither provision is calculated on a discounted basis to take account of the period from incurring the loss to settlement thereof, as permitted by IFRS 4 Insurance Contracts.
Claims reserves comprise provision for the estimated cost of settling all claims incurred up to but not paid at the year end.
The level of the provision is set on the basis of the information available, including potential loss claims which have been intimated to the Group, experience of the development of similar claims and case law. While the directors consider that the provision for these claims is fairly stated on the basis on the information currently available to them, the ultimate liability may vary as a result of subsequent information and events and may result in significant adjustments to the amount provided. Adjustments to the amounts provided are reflected in the financial statements in the accounting period in which the adjustments are made.
Claims paid
Claims are recorded in the year in which they are incurred.
Asset management income
Asset management income is derived from the governing agreements in place with various investment funds under management. The rate or amount at which fees are charged, the basis on which such fees are calculated, and the timing of payment, vary across funds and, as to a particular fund, may also vary across investment options available to underlying investors in or members of the investment fund. Management fees are generally based on an agreed percentage of investor fund commitments, amounts committed or deployed depending on the fund agreements. Management fees are recognised over time as the services are provided. Performance fees are earned when contractually agreed performance levels are exceeded within specified performance measurement periods. They are recognised when a reliable estimate of the fee can be made and it is highly probable that a significant revenue reversal will not occur, which is generally at the end of the performance period.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
2. Basis of preparation and principal accounting policies (continued)
Segment reporting
Management considers that there are three operating business segments: (i) provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Company’s managed funds, (ii) asset management activities, (iii) the provision of services to the legal industry, including litigation insurance and asset recovery (judgment enforcement), and other corporate activities.
Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value. Acquisition-related costs are expensed as incurred and included in the consolidated statement of comprehensive income. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.
Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are reflected in the consolidated statement of comprehensive income. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.
Goodwill
Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration over the fair value of the Group’s share of the assets acquired and the liabilities assumed on the date of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s CGU’s that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Intangible asset
The intangible is recognised at fair value when acquired as part of a business combination. It represents the future cash flows of asset management income recognised in accordance with the Group’s policy for the recognition of asset management income. This intangible is amortised to the income statement on a straight line basis over the period revenue is expected to be earned.
Impairment of non-financial assets
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.
Impairment losses are recognised in the consolidated statement of comprehensive income.
Financial instruments
The Group classifies its financial instruments into the categories below in accordance with IFRS 9.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
2. Basis of preparation and principal accounting policies (continued)
1)
Capital provision assets

Capital provision assets relate to the provision of capital to the legal industry or in connection with legal matters. The Group takes positions in assets where legal and regulatory risk can affect asset value, either through direct litigation or through other dynamics relating to that risk. Capital provision assets are comprised of financial assets held at fair value through profit or loss as the contractual terms of the financial assets do not give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding. Capital provision assets are initially measured at fair value which is the sum of capital provided. Attributable due diligence and closing costs are expensed.
Recognition, derecognition and measurement
Purchases and sales of assets at fair value through profit or loss are generally recognised on the trade date, being the date on which the Group disburses funds in connection with the asset (or becomes contractually committed to pay a fixed amount on a certain date, if earlier). In some cases, multiple disbursements occur over time. Capital provision assets are initially measured at fair value which is the sum of capital provided. An asset that is renegotiated is derecognised if the existing agreement is cancelled and a new agreement made on substantially different terms, or if the terms of an existing agreement are modified, such that the renegotiated asset is substantially a different financial instrument.
Movements in fair value on investments are included within capital provision income in the consolidated statement of comprehensive income. Capital provision income can also consist of interest that is accrued or received on capital provision assets.
2)
Financial assets and liabilities at amortised cost

Financial assets and liabilities held at amortised cost include loan capital, other assets, other liabilities, due to/from broker, and amounts due from settlement of capital provision assets. The financial assets meet the contractual cash flow test as these cash flows comprise solely payments of principal and interest and are held in a business model to receive those contractual cash flows. Financial assets and liabilities are initially measured at fair value and subsequently measured at amortised cost using the effective interest method, less any impairment for non-recoverable amounts calculated using an expected credit loss model for financial assets.
3)
Cash management assets

Assets acquired for the purpose of cash management to generate returns on cash balances awaiting subsequent investment are managed and evaluated on a fair value basis at the time of acquisition. Their initial fair value is the cost incurred at their acquisition. Transaction costs incurred are expensed in the consolidated statement of comprehensive income.
Recognition, derecognition and measurement
Cash management assets through profit or loss are recorded on the trade date, and those held at the year end date are valued at bid price.
Listed interest-bearing debt securities are valued at their quoted bid price. Interest earned on these assets is recognised on an accrual basis. Listed corporate bond funds are valued at their quoted bid price. Unlisted managed funds are valued at the Net Asset Value per share published by the administrator of those funds as it is the price at which they could have been realised at the reporting date.
Movements in fair value and realised gains and losses on disposal or maturity of cash management assets, including interest income, are reflected in cash management income and bank interest in the consolidated statement of comprehensive income.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
2. Basis of preparation and principal accounting policies (continued)
4) Derivative financial assets and liabilities
Options are held for the purpose of hedging gains and losses attributable to long equity positions held within capital provision assets and one put option contract has been recognised relating to a sale of a capital provision asset (see note 6). Derivative assets and liabilities are classified as fair value through profit or loss, and movements in fair value are included within capital provision income in the consolidated statement of comprehensive income.
5)
Financial liabilities at fair value through profit and loss

Equity securities are held for the purpose of hedging offsetting gains and losses attributable to long equity positions held within capital provision assets and are classified as held for trading as they are generally held in the near-term to hedge that exposure. Movements in fair value on financial liabilities at fair value through profit and loss and transaction costs incurred are included within capital provision income in the consolidated statement of comprehensive income.
6)
Asset subparticipations

Asset subparticipations are classified as financial liabilities at fair value through profit and loss and are initially recorded at the fair value of proceeds received. They are subsequently measured at fair value with changes in fair value being recorded in capital provision income in the consolidated statement of comprehensive income.
7)
Third-party interests in consolidated entities

Third-party interests in consolidated entities are classified as financial liabilities at fair value through profit and loss as the underlying arrangements contain an obligation to transfer cash or other financial asset to the holder in certain circumstances. Amounts included in the consolidated statement of financial position represent the net asset value of the third-parties’ interest in each entity and the amounts included in the consolidated statement of comprehensive income represent the third-parties’ share of any gains or losses for the year.
Fair value hierarchy of financial instruments
The financial assets and liabilities measured at fair value are disclosed using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements, as follows:
Level 1 —
Quoted prices in active markets for identical assets or liabilities;

Level 2 —
Those involving inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices);

Level 3 —
Those inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Valuation Methodology for Level 1 Investments
Level 1 assets and liabilities are comprised of listed instruments including equities, fixed income securities, investment funds and financial liabilities at fair value through profit and loss. All level 1 assets and liabilities are valued at the quoted market price as of the reporting date.
Valuation Methodology for Level 2 Investments
Level 2 assets are comprised of equity securities that are not actively traded and are valued at the last traded price as of the reporting date provided there is evidence the price is not assessed as significantly stale to warrant a level 3 classification.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
2. Basis of preparation and principal accounting policies (continued)
Valuation Processes for Level 3 Investments
The Group’s senior professionals are responsible for developing the policies and procedures for fair value measurement of assets and liabilities. At each reporting date, the movements in the values of assets and liabilities are required to be re-assessed as per the Group’s accounting policies. Following origination, each asset’s valuation is reviewed semi-annually. For this analysis, the reasonableness of material estimates and assumptions underlying the valuation are discussed and the major inputs applied are verified by agreeing the information in the valuation computation to contracts, asset status and progress information and other relevant documents.
The semi-annual reviews are presented to the Audit Committee and the Group’s independent auditors as part of the audit.
Valuation Methodology for Level 3 Investments
Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants as of the measurement date.
The methods and procedures to fair value assets and liabilities may include, but are not limited to: (i) obtaining information provided by third-parties when available; (ii) obtaining valuation-related information from the issuers or counterparties (or their advisors); (iii) performing comparisons of comparable or similar assets; (iv) calculating the present value of future cash flows; (v) assessing other analytical data and information relating to the asset that is an indication of value; (vi) reviewing the amounts funded in these assets; (vii) evaluating financial information provided by the asset counterparties and (viii) entering into a market transaction with an arm’s- length party.
The material estimates and assumptions used in the analyses of fair value include the status and risk profile of the risks underlying the asset, the timing and expected amount of cash flows based on the asset structure and agreement, the appropriateness of discount rates used, if any, and in some cases, the timing of, and estimated minimum proceeds from, a favourable outcome. Significant judgement and estimation goes into the assumptions which underlie the analyses, and the actual values realised with respect to assets could be materially different from values obtained based on the use of those estimates.
Valuation Policy on Capital Provision Assets
The Group operates under a valuation policy that emphasizes clarity and certainty and relies on objective events to drive valuation changes. For the vast majority of our legal finance assets, the objective events considered under the valuation policy relate to the litigation process. When the objective event in question is a court ruling, the Group discounts the potential impact of that ruling commensurate with the remaining litigation risk. The policy assigns valuation changes in fixed ranges based on, among other things:
•
a significant positive ruling or other objective event but where there is not yet a trial court judgment;

•
a favorable trial court judgment;

•
a favorable judgment on the first appeal;

•
the exhaustion of as-of-right appeals;

•
in arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award; and

•
an objective negative event at various stages in a litigation.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
2. Basis of preparation and principal accounting policies (continued)
In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset. When that occurs, the market evidence is factored into the valuation process; the more robust the market testing of value is, the more weight that is accorded to the market price.
Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company, as determined in accordance with IFRS, is the United States Dollar (“US Dollar”) because this is the currency that best reflects the economic substance of the underlying events and circumstances of the Company and its Subsidiaries. The consolidated financial statements are presented in US Dollars, the presentation currency.
Certain subsidiaries operate and prepare financial statements denominated in Sterling. For the purposes of preparing consolidated financial statements, those subsidiaries’ assets and liabilities are translated at exchange rates prevailing at each balance sheet date. Income and expense items are translated at average exchange rates for the year.
Exchange differences arising are recognised in other comprehensive income and accumulated in equity (foreign currency consolidation reserve).
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies including intragroup balances are recognised in the Consolidated Statement of Comprehensive Income as part of the profit or loss for the year.
Since April 2016, certain intragroup balances are now considered, in substance, to form part of a net investment in a foreign operation. Gains and losses on such balances are recognised in other comprehensive income, with a gain of $1,125,000 recognised in the current year (2018: loss of $1,888,000).
Bank interest income
Bank interest income is recognised on an accruals basis.
Expenses
All expenses are accounted for on an accruals basis.
Finance costs
Finance costs represent loan capital interest and issue expenses in line with the effective interest rate method and lease liabilities interest which are recognised in the consolidated statement of comprehensive income.
Cash and cash equivalents
Cash and cash equivalents are defined as cash in hand, demand deposits, and highly liquid investments readily convertible within three months or less to known amounts of cash and subject to insignificant risk

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
2. Basis of preparation and principal accounting policies (continued)
of changes in value. Cash and cash equivalents at the balance sheet date comprised amounts held on current or overnight deposit accounts.
Taxation
Current income tax assets and liabilities are measured at the amount expected to be recovered or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted.
To the extent that any foreign withholding taxes or any form of profit taxes become payable these will be accrued on the basis of the event that creates the liability to taxation.
Deferred tax is provided on the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes at the reporting date. Deferred tax assets and liabilities are measured at the rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
Dividends
Dividends paid during the year are shown in the consolidated statement of changes in equity.
Tangible fixed assets
Fixed assets are recorded at cost less accumulated depreciation and provision for impairment. Depreciation is provided to write off the cost less estimated residual value in equal instalments over the estimated useful lives of the assets. The expected useful lives are as follows:
Right-of-use assets	Life of lease
Leasehold improvements	Life of lease
Fixtures, fittings and equipment	5 years
Computer hardware and software	3 years
The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the net sales proceeds and the carrying amount of the asset and is recognised in income.
Prepayments and other payables
Prepayments and other payables are recognised at nominal value and are non-interest-bearing.
Capital and reserves
Ordinary shares are classified as equity in share capital. Contingent shares are classified as equity in share capital, where shares will be issued and converted to ordinary shares only after the specified terms have been met. Other capital reserve is the obligation for the long term incentive plan issuance of shares to the Group’s employees. Incremental costs directly attributable to the issue of new shares are deducted from equity in share capital.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
3. Supplemental cash flow information
Changes in working capital and non-cash items	2019	2018	2017
	$’000	$’000	$’000
Income on capital provision assets	(370,898)	(411,612)	(320,403)
Interest and other income from capital provision assets	(1,870)	(1,692)	(999)
Increase in capital provision asset subparticipation	—	92	287
(Gain)/loss on equity securities	(1,169)	4,852	6,953
Asset recovery fee for services income	(2,133)	(1,650)	(1,837)
Loss on derivative financial asset	4,154	3,462	—
Realised gain on derivative financial liabilities	(7,000)	(2,250)	—
Income on cash management assets	137	4,139	(862)
Loss on financial liabilities at fair value through profit and loss	20,872	3,010	(268)
Third-party share of gains relating to interests in consolidated entities	15,318	3,348	863
Decrease/(increase) in other assets and deferred tax asset	3,777	(26,080)	2,000
(Decrease)/increase in other liabilities and deferred tax liabilities	(3,488)	24,755	3,524
Increase in payable for capital provision assets	36	—	—
Finance costs	39,622	38,538	24,251
Amortisation and depreciation of intangible assets and tangible fixed assets	12,017	10,111	12,147
Impairment	4,083	—	—
Right-of-use assets and associated lease liability	970	—	—
Other non-cash including exchange rate movements	4,071	6,598	966
Total changes in working capital and non-cash items	(281,501)	(344,379)	(273,378)
The following tables provide a supplemental breakout of the cash inflows and outflows for capital provision assets related line items between direct and indirect.
31 December 2019	Capital provision- direct assets	Capital provision- indirect assets	Total
	$’000	$’000	$’000
Proceeds received	207,167	284,085	491,252
Increase in payable for capital provision assets	36	—	36
New funding	(337,862)	(224,156)	(562,018)
31 December 2018	Capital provision- direct assets	Capital provision- indirect assets	Total
	$’000	$’000	$’000
Proceeds received	286,872	315,815	602,687
New funding	(419,615)	(351,794)	(771,409)
31 December 2017	Capital provision- direct assets	Capital provision- indirect assets	Total
	$’000	$’000	$’000
Proceeds received	311,778	66,462	378,240
New funding	(255,893)	(310,920)	(566,813)
Capital provision-direct assets referenced above in this note are those in which Burford has provided financing directly to a client or to fund a principal position in a legal finance asset.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
3. Supplemental cash flow information (continued)
Capital provision-indirect assets represent those through which the Company’s capital is provided through a fund as a limited partner contribution instead of directly. At 31 December 2019 and 2018, capital provision-indirect assets consisted entirely of assets held through the Burford Strategic Value Fund. Burford does not invest capital in the BOF-C fund and accordingly it is included in direct and not capital provision-indirect assets. Refer to the statement of financial position section in note 2 for a detailed explanation of the presentational changes made this year.
4. Taxation
The Company obtained exempt company status in Guernsey. In certain cases, a subsidiary of the Company may elect to make use of financing structures that are subject to income tax in a country related to the investment. The Company’s subsidiaries in Ireland, Singapore, the UK and the US are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation.
	2019	2018	2017
	$’000	$’000	$’000
Profit on ordinary activities before tax	225,524	305,114	249,181
Corporation tax at country rates	(3,227)	(15,926)	(198)
Factors affecting charge:
Adjustment in respect of prior year	3,027	2,250	25
Tax losses not recognised	12,979	340	521
Costs not allowable for tax	74	82	30
Adjustment for US tax rate change	—	—	3,435
Other	564	791	(3,936)
Total taxation charge/(credit)	13,417	(12,463)	(123)
Corporation tax at country rates is influenced by taxable profits and losses arising in jurisdictions at different rates and non-taxable gains and losses arising on fair value adjustments. Cash taxes paid during the year ended 31 December 2019 amounted to $694,000 (2018: $2,273,000).
The taxation charge for the year comprises:
	2019	2018	2017
	$’000	$’000	$’000
US subsidiaries taxation charge	340	1,790	(227)
Irish subsidiaries taxation charge/(credit)	3,272	(191)	1,188
UK subsidiaries taxation charge	290	79	—
Non-resident taxation charge	110	179	—
US deferred taxation charge/(credit)	9,476	(14,241)	(1,802)
Irish deferred taxation charge/(credit)	—	—	718
UK deferred taxation (credit)	(71)	(79)	—
Total taxation charge/(credit)	13,417	(12,463)	(123)
Included in the deferred tax asset recognised at the balance sheet date are amounts relating to operating losses that the Group believes it will be able to utilise in the future. In December 2017, the US government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the US tax code including, but not limited to, the creation of a new limitation on deductible interest expense under Internal Revenue Code Section 163(j). During the year ended 31 December 2019, the Group has not recognised a deferred tax asset of $10,928,000

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
4. Taxation (continued)
(2018: $nil) relating to this interest expense limitation as the carryovers are not expected to be utilised in the foreseeable future under the current interpretation of the applicable statute.
Deferred tax asset	2019	2018
	$’000	$’000
Balance at 1 January	28,848	10,863
Movement on UK deferred tax – temporary differences	195	60
Movement on US deferred tax – temporary differences	(4,112)	17,925
Foreign exchange adjustment	8	—
Balance at 31 December	24,939	28,848

Deferred tax liability	2019	2018
	$’000	$’000
Balance at 1 January	4,099	437
Movement on UK deferred tax – temporary difference	193	(19)
Movement on US deferred tax – temporary differences	5,363	3,684
Foreign exchange adjustment	7	(3)
Balance at 31 December	9,662	4,099

	2019	2018
	$’000	$’000
Net deferred tax asset	15,277	24,749

Analysis of net deferred tax asset by type	2019	2018
	$’000	$’000
Staff compensation and benefits	5,047	7,050
GKC acquisition costs	(3,323)	(1,767)
Capital provision asset fair value adjustments	(4,236)	7,040
Capital allowances	(332)	(91)
Other deduction limitations	1,257	—
Net operating loss carry forward	16,864	12,517
	15,277	24,749
5. Segmental information
Management considers that there are three operating business segments: (i) provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Company’s managed funds, (ii) asset management activities, (iii) the provision of services to the legal industry, including litigation insurance and asset recovery (judgment enforcement), and other corporate activities.
The Group has reassessed its presentation of consolidated segment information during the year. The previously used segment for ‘New initiatives’ most recently contained two key activities; the provision of capital to asset recovery matters and fees earned for asset recovery services provided. This segment has historically been used for new business activity until such time that it becomes a core part of Burford’s business. The capital provision to asset recovery matters is now an established core activity for Burford which is operated and managed in the same way as the Group’s other capital provision to legal finance matters. Accordingly, this activity is now reported with the new ‘Capital provision’ segment along with the capital

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
5. Segmental information (continued)
provision to legal finance matters previously reported in the ‘Investments’ segment. Fee for service work and activity included in the old ‘Litigation insurance’ segment are not material to the Group and have been included in ‘Services and other corporate’. These presentational changes are as a result of the continuing evolution of Burford’s business and consistent with how management evaluates the Group.
Consolidated segment revenue and results
31 December 2019	Capital provision	Asset management	Services and other corporate	Total
	$’000	$’000	$’000	$’000
Income*	336,510	15,160	14,373	366,043
Operating expenses	(57,919)	(19,797)	(13,686)	(91,402)
Amortisation of intangible asset arising on acquisition	—	—	(9,495)	(9,495)
Finance costs	—	—	(39,622)	(39,622)
Profit/(loss) for the year before taxation	278,591	(4,637)	(48,430)	225,524
Taxation	(10,826)	89	(2,680)	(13,417)
Other comprehensive income	—	—	(17,525)	(17,525)
Total comprehensive income	267,765	(4,548)	(68,635)	194,582
*Includes the following revenue from contracts with customers for services transferred over time	—	15,160	5,678	20,838

31 December 2018	Capital provision	Asset management	Services and other corporate	Total
	$’000	$’000	$’000	$’000
Income*	400,882	11,691	12,404	424,977
Operating expenses	(44,046)	(12,175)	(15,610)	(71,831)
Amortisation of intangible asset arising on acquisition	—	—	(9,494)	(9,494)
Finance costs	—	—	(38,538)	(38,538)
Profit/(loss) before taxation	356,836	(484)	(51,238)	305,114
Taxation	15,193	(164)	(2,566)	12,463
Other comprehensive income	—	—	24,701	24,701
Total comprehensive income	372,029	(648)	(29,103)	342,278
*Includes the following revenue from contracts with customers for services transferred over time	—	11,691	12,056	23,747

31 December 2017	Capital provision	Asset management	Services and other corporate	Total
	$’000	$’000	$’000	$’000
Income*	314,417	14,458	13,739	342,614
Operating expenses	(38,750)	(7,159)	(11,570)	(57,479)
Amortisation of intangible asset arising on acquisition	—	—	(11,703)	(11,703)
Finance costs	—	—	(24,251)	(24,251)
Profit/(loss) before taxation	275,667	7,299	(33,785)	249,181
Taxation	2,413	(3,008)	718	123
Other comprehensive income	—	—	(28,206)	(28,206)
Total comprehensive income	278,080	4,291	(61,273)	221,098
*Includes the following revenue from contracts with customers for services transferred over time	—	14,458	9,450	23,908

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
5. Segmental information (continued)
Consolidated segment assets and liabilities
31 December 2019	Capital provision	Asset management	Services and other corporate	Total
	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	122,909	248	63,464	186,621
Cash management assets	—	—	37,966	37,966
Due from brokers	95,226	—	—	95,226
Other assets	6,462	2,012	4,789	13,263
Due from settlement of capital provision assets	54,358	—	—	54,358
Capital provision assets	2,045,329	—	—	2,045,329
Equity securities	31,396	—	—	31,396
Tangible fixed assets	15,380	—	4,804	20,184
Intangible asset	—	—	8,703	8,703
Goodwill	—	—	133,999	133,999
Deferred tax asset	23,718	—	1,221	24,939
Total assets	2,394,778	2,260	254,946	2,651,984
Liabilities
Financial liabilities at fair value through profit and loss	91,493	—	—	91,493
Due to brokers	51,401	—	—	51,401
Loan interest payable	—	—	9,462	9,462
Other liabilities	220	467	50,743	51,430
Loan capital	—	—	655,880	655,880
Capital provision asset subparticipations	13,944	—	—	13,944
Third-party interests in consolidated entities	235,720	—	—	235,720
Deferred tax liabilities	5,400	—	4,262	9,662
Total liabilities	398,178	467	720,347	1,118,992
Total net assets	1,996,600	1,793	(465,401)	1,532,992

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
5. Segmental information (continued)
31 December 2018	Capital provision		Asset management		Services and other corporate		Total
	$	’000	$	’000	$	’000	$	’000
Assets
Cash and cash equivalents		97,847		648		167,056		265,551
Cash management assets		—		—		41,449		41,449
Due from brokers		129,911		—		—		129,911
Other assets		5,959		2,263		8,091		16,313
Due from settlement of capital provision assets		37,109		—		—		37,109
Capital provision assets		1,641,035		—		—		1,641,035
Derivative financial asset		4,154		—		—		4,154
Equity securities		582		—		—		582
Tangible fixed assets		1,353		191		322		1,866
Intangible asset		—		—		18,198		18,198
Goodwill		—		—		133,966		133,966
Deferred tax asset		28,116		—		732		28,848
Total assets		1,946,066		3,102		369,814		2,318,982
Liabilities
Financial liabilities at fair value through profit and loss		112,821		—		—		112,821
Due to brokers		12,667		—		—		12,667
Loan interest payable		—		—		9,327		9,327
Other liabilities		26,675		361		4,010		31,046
Loan capital		—		—		638,665		638,665
Derivative financial liabilities		7,000		—		—		7,000
Capital provision asset subparticipations		3,244		—		—		3,244
Third-party interests in consolidated entities		136,959		—		—		136,959
Deferred tax liabilities		1,639		—		2,460		4,099
Total liabilities		301,005		361		654,462		955,828
Total net assets		1,645,061		2,741		(284,648)		1,363,154
6. Capital Provision Assets
Capital provision assets are financial assets held at fair value through profit and loss that relate to the provision of capital to the legal industry in connection with legal matters.
Capital provision-direct assets referenced later in this note are those in which Burford has provided financing directly to a client or to fund a principal position in a legal finance asset. Capital provision-indirect assets represent those through which the Company’s capital is provided through a fund as a general partner contribution instead of directly. At 31 December 2019 and 2018, capital provision-indirect assets consisted entirely of assets held through the Burford Strategic Value Fund. Burford does not invest capital in the BOF-C fund and accordingly it is included in direct and not indirect capital provision assets. Refer to the statement of financial position section in note 2 for a detailed explanation of the presentational changes made this year.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
6. Capital Provision Assets (continued)
	2019	2018
	$’000	$’000
At 1 January	1,641,035	1,089,395
Additions	562,018	771,409
Realisations	(539,359)	(634,856)
Income for the year	370,898	411,612
Transfer to derivative financial liabilities	—	9,250
Transfer to investment subparticipation	10,700	—
Foreign exchange (losses)	37	(5,775)
As at 31 December	2,045,329	1,641,035

Capital provision assets are comprised of:	2019	2018
	$’000	$’000
Capital provision-direct assets	1,787,193	1,321,985
Capital provision-indirect assets	258,136	319,050
Total capital provision assets	2,045,329	1,641,035
The capital provision income on the face of the consolidated statement of comprehensive income comprises:
	2019	2018	2017
	$’000	$’000	$’000
Realised gains relative to cost	151,886	169,901	122,712
Previous unrealised (gains) transferred to realised gains	(85,789)	(79,694)	(50,358)
Fair value adjustment in the year	289,795	310,405	243,283
Interest income on certain indirect capital provision assets	15,006	11,000	5,528
Income on capital provision assets	370,898	411,612	321,165
Interest and other income	1,870	1,692	800
Impairment	(4,083)	—	—
Realised gain on derivative financial liabilities	7,000	2,250	—
Loss on derivative financial assets	(4,154)	(3,462)	—
Loss on financial liabilities at fair value through profit and loss	(20,872)	(3,010)	268
Gain/(loss) on equity securities (note 7)	1,169	(4,852)	(6,953)
Total capital provision income as reported on the consolidated statement of comprehensive income	351,828	404,230	315,280
All financial assets at fair value through profit and loss and all financial liabilities at fair value through profit and loss are mandatorily measured as such.
Burford generally relies on legally protected information to arrive at its asset valuations and as a result is precluded from disclosing individual asset valuations publicly. However, Burford’s 2019 sale of part of its entitlement to proceeds in the Petersen matter was uniquely of such a size and breadth (including third-party sales organized by Burford’s financial adviser as part of the same transaction, resulting in the total sale of 15% of the entitlement to proceeds) that it was appropriate to use that sales price alone, without consideration of legally protected information, to set its 2019 valuation of its YPF-related assets. The carrying value of the Group’s YPF-related assets included in capital provision assets (both Petersen and Eton Park combined) was $773 million at 31 December 2019 including $734 million of unrealised gain.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
6. Capital Provision Assets (continued)
During 2019, the capital provision income from the YPF-related assets was $188 million, consisting of realised gains relative to cost of $98 million, previous unrealised gains transferred to realised gains of $(78) million and fair value adjustment in the period of $168 million. It is unlikely that future Burford sales, if any, will approach that size and breadth.
Impairment of receivables includes a full write off of a $3,083,000 promissory note received in settlement of a capital provision asset in a prior period. A further $1,000,000 of impairment has been recognised on the $1,500,000 financial asset held at amortised cost that was included in Investments and is now included within Other assets as part of the presentational changes made this year as set out in note 2.
Loss on financial liabilities at fair value through profit and loss reflects losses on assets and liabilities used to hedge certain capital provision-indirect assets. Gains that would correspond to the hedge losses are included in income on capital provision assets.
During the year, certain participating employees received payments of de minimis amounts with respect to profits interests sold to those employees by the Carry Pools. The Group is deemed to control the Carry Pools and they are included in the consolidated financial statements. The non-controlling interests held by employees in the Carry Pools meet the definition of a financial liability and are included within ‘Third party interests in consolidated entities’ in the Group’s consolidated statement of financial position.
The following table reflects the line-by-line impact of eliminating the interests of third-parties in the entities which Burford consolidates from the capital provision assets balance reported in the consolidated statement of financial position to arrive at Burford’s capital provision assets at 31 December 2019.
				Burford-only
	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision- direct	Capital provision- indirect
	$’000	$’000	$’000	$’000	$’000
At 1 January 2019	1,641,035	(119,444)	1,521,591	1,289,548	232,043
Additions	562,018	(173,196)	388,822	272,016	116,806
Realisations	(539,359)	143,679	(395,680)	(218,807)	(176,873)
Income for the year	370,898	(56,198)	314,700	302,075	12,625
Transfer to capital provision asset subparticipation	10,700	(6,241)	4,459	4,459	—
Foreign exchange losses	37	61	98	98	—
At 31 December 2019	2,045,329	(211,339)	1,833,990	1,649,389	184,601
Unrealised fair value at 31 December 2019	808,320	(32,220)	776,100	772,083	4,017

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
6. Capital Provision Assets (continued)
				Burford-only
	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision- direct	Capital provision- indirect
	$’000	$’000	$’000	$’000	$’000
At 1 January 2018	1,089,395	(98,529)	990,866	834,993	155,873
Additions	771,409	(113,697)	657,712	387,171	270,541
Realisations	(634,856)	109,317	(525,539)	(320,733)	(204,806)
Income for the year	411,612	(16,535)	395,077	384,642	10,435
Transfer to derivative financial liabilities	9,250	—	9,250	9,250	—
Foreign exchange losses	(5,775)	—	(5,775)	(5,775)	—
At 31 December 2018	1,641,035	(119,444)	1,521,591	1,289,548	232,043
Unrealised fair value at 31 December 2018	598,712	(9,102)	589,610	590,317	(707)
On a consolidated basis the capital provision-indirect assets represent solely the equity securities and related claims in the Burford Strategic Value Fund. The fund’s investment activity also includes entering into financial liabilities at fair value through profit and loss to offset the market based gains and losses in the equity securities (refer to note 7). On a consolidated basis that activity is presented within financial liabilities at fair value through profit and loss in the liabilities section of the consolidated statement of financial position. On a Burford-only basis as presented in the table above, the amount included as capital provision-indirect assets represents the fair value of Burford’s entire interest held in the fund, including the respective share of any financial liabilities at fair value through profit and loss, and not just the Burford portion of the equity securities.
Included within the realisations amounts for Burford-only in 2019 and the additions amounts in 2018 is $20,735,000 relating to six assets that were warehoused by a subsidiary company under a forward purchase and sale agreement with BOF-C. Included within additions and realisation amounts for Burford-only during 2019 is $12,343,000 relating to an asset that was warehoused on behalf of and then transferred to a managed fund during the year.
The following table reflects the line-by-line impact of eliminating the income of third-parties in the entities which Burford consolidates from the capital provision income reported in the consolidated statement of comprehensive income to arrive at Burford’s investments income at 31 December 2019.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
6. Capital Provision Assets (continued)
				Burford-only
31 December 2019	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision- direct	Capital provision- indirect
	$’000	$’000	$’000	$’000	$’000
Realised gains/(losses) relative to cost	151,886	(23,462)	128,424	120,522	7,902
Previous unrealised (gains)/losses transferred to realised
gains/(losses)	(85,789)	6,504	(79,285)	(79,424)	139
Fair value adjustment in the year	289,795	(24,234)	265,561	260,977	4,584
Interest income on certain indirect capital provision assets	15,006	(15,006)	—	—	—
Income on capital provision assets	370,898	(56,198)	314,700	302,075	12,625
Interest and other income	1,870	(1,742)	128	128	—
Impairment	(4,083)	—	(4,083)	(4,083)	—
Realised gain on derivative financial liabilities	7,000	—	7,000	7,000	—
Loss on derivative financial assets	(4,154)	4,154	—	—	—
Loss on financial liabilities at fair value through profit and loss	(20,872)	20,467	(405)	(405)	—
Gain/(loss) on equity securities (note 7)	1,169	(1,722)	(553)	(553)	—
Loss on capital provision asset subparticipations	—	(7)	(7)	(7)	—
Total capital provision income	351,828	(35,048)	316,780	304,155	12,625

				Burford-only
31 December 2018	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision- direct	Capital provision- indirect
	$’000	$’000	$’000	$’000	$’000
Realised gains/(losses) relative to cost	169,901	(13,146)	156,755	142,044	14,711
Previous unrealised (gains)/losses transferred to realised gains/(losses)	(79,694)	3,168	(76,526)	(70,523)	(6,003)
Fair value adjustment in the year	310,405	4,443	314,848	313,121	1,727
Interest income on certain indirect capital provision assets	11,000	(11,000)	—	—	—
Income on capital provision assets	411,612	(16,535)	395,077	384,642	10,435
Interest and other income	1,692	(1,642)	50	50	—
Realised gain on derivative financial liabilities	2,250	—	2,250	2,250	—
Loss on derivative financial assets	(3,462)	3,462	—	—	—
Loss on financial liabilities at fair value through profit and loss	(3,010)	3,010	—	—	—
Gain/(loss) on equity securities (note 7)	(4,852)	—	(4,852)	(4,852)	—
Total capital provision income	404,230	(11,705)	392,525	382,090	10,435

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
6. Capital Provision Assets (continued)
				Burford-only
31 December 2017	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision- direct	Capital provision- indirect
	$’000	$’000	$’000	$’000	$’000
Realised gains/(losses) relative to cost	122,712	12,960	135,672	134,242	1,430
Previous unrealised (gains)/losses transferred to realised gains/(losses)	(50,358)	—	(50,358)	(50,358)	—
Fair value adjustment in the year	243,283	(10,607)	232,676	229,107	3,569
Interest income on certain indirect capital provision assets	5,528	4,766	762	762	—
Income on capital provision assets	321,165	(2,413)	318,752	313,753	4,999
Interest and other income	800	(187)	613	613	—
Realised gain on derivative financial liabilities	—	—	—	—	—
Loss on derivative financial assets	—	—	—	—	—
Loss on financial liabilities at fair value through profit and loss	268	(268)	—	—	—
Gain/(loss) on equity securities (note 7)	(6,953)	—	(6,953)	(6,953)	—
Total capital provision income	315,280	(2,868)	312,412	307,413	4,999
7. Equity securities
As at 31 December 2019, equity securities were held at fair value of $31,396,000 (2018: $582,000) and there is a gain on equity securities of $1,169,000 (2018: loss of $4,852,000) included in capital provision income on the face of the consolidated statement of comprehensive income (see note 6). At 31 December 2019, equity securities consisted of (a) $31,367,000 of equities received in settlement for an capital provision-indirect asset, which position was hedged and subsequently sold shortly after year end resulting in no material impact to profit and loss and (b) $29,000 of a security previously received as consideration in a settlement of a direct capital provision asset.
	2019	2018
	$’000	$’000
As at 1 January	582	6,058
Asset received in kind	29,645	—
Realisations	—	(624)
Realised gains/(losses) relative to cost	—	(924)
Previous unrealised (gains)/losses transferred to realised gains/(losses)	—	1,258
Fair value movement	1,169	(5,186)
As at 31 December	31,396	582

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
7. Equity securities (continued)
The following table presents the line-by-line impact of eliminating the interests of third-parties in the entities which Burford consolidates from the equity securities balance reported in the consolidated statement of financial position to arrive at Burford’s equity securities at 31 December 2019.
31 December 2019	Consolidated Total	Elimination of third-party interests	Burford-only
	$’000	$’000	$’000
As at 1 January	582	—	582
Asset received in kind	29,645	(29,645)	—
Fair value movement	1,169	(1,722)	(553)
As at 31 December	31,396	(31,367)	29

31 December 2018	Consolidated Total	Elimination of third-party interests	Burford-only
	$’000	$’000	$’000
As at 1 January	6,058	—	6,058
Realisations	(624)	—	(624)
Realised gains/(losses) relative to cost	(924)	—	(924)
Previous unrealised (gains)/losses transferred to realised gains/(losses)	1,258	—	1,258
Fair value movement	(5,186)	—	(5,186)
As at 31 December	582	—	582
8. Due from settlement of capital provision assets
Amounts due from settlement of assets relate to the recovery of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and duration vary by capital provision asset. The majority of settlement balances are received shortly after the period end and all are generally expected to be received within 12 months. The carrying value of these assets approximate the fair value of the assets at the balance sheet date.
Due from settlement of capital provision assets
	2019	2018
	$’000	$’000
At 1 January	37,109	3,248
Transfer of realisations from capital provision assets	539,359	634,856
Interest and other income	1,870	1,692
Impairment of receivable (see note 6)	(3,083)	—
Proceeds received	(491,252)	(602,678)
Asset received in kind (see note 7)	(29,645)	—
Foreign exchange gains	—	(9)
At 31 December	54,358	37,109
Split:
Non-current assets	3,750	3,083
Current assets	50,608	34,026
Total due from settlement of capital provision assets	54,358	37,109

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
8. Due from settlement of capital provision assets (continued)
The following tables reflect the line-by-line impact of eliminating the interests of third-parties in the entities which Burford consolidates from the due from settlement of assets balance reported in the consolidated statement of financial position to arrive at Burford’s capital provision asset receivables at 31 December 2019.
				Burford-only
Due from settlement of capital provision assets	Consolidated total	Elimination of third-party interests	Burford-only total	Capital provision- direct	Capital provision- indirect
	$’000	$’000	$’000	$’000	$’000
At 1 January 2019	37,109	—	37,109	37,109	—
Transfer of realisations from capital provision assets	539,359	(143,679)	395,680	218,807	176,873
Interest and other income	1,870	(1,742)	128	128	—
Impairment of receivable	(3,083)	—	(3,083)	(3,083)	—
Proceeds received	(491,252)	80,407	(410,845)	(233,972)	(176,873)
Asset received in kind	(29,645)	29,645	—	—	—
At 31 December 2019	54,358	(35,369)	18,989	18,989	—

				Burford-only
Due from settlement of capital provision assets	Consolidated Total	Elimination of third-party interests	Burford-only total	Capital provision- direct	Capital provision- indirect
	$’000	$’000	$’000	$’000	$’000
At 1 January 2018	3,248	1,517	4,765	3,248	1,517
Transfer of realisations from capital provision assets	634,856	(109,317)	525,539	320,733	204,806
Interest and other income	1,692	(1,642)	50	50	—
Proceeds received	(602,678)	109,442	(493,236)	(286,913)	(206,323)
Foreign exchange gains	(9)	—	(9)	(9)	—
At 31 December 2018	37,109	—	37,109	37,109	—
9. Financial liabilities at fair value through profit and loss
Financial liabilities at fair value through profit and loss are sales of equity securities transacted to offset the market based gains and losses on equity positions held within capital provision assets as the underlying investment strategy is focused on earning an underlying litigation related return and not an outright position in a pure equity return. Proceeds from entering into sales of equity securities are held by brokers and are presented with due from brokers in the consolidated statement of financial position in addition to any margin held by the broker relating to the activity in buying and selling equities. While the positions are held to offset gains and losses on equity positions included within capital provision-indirect assets, the activity is required to be presented separately within liabilities in the consolidated statement of financial position. Gains and losses are included in the capital provision income in the consolidated statement of comprehensive income.
Amounts included in due to brokers relate to equity positions included in capital provision assets that have been purchased using available credit in the margin account with the respective broker.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
10. Asset management income
Burford receives regular management fees on its managed funds, calculated as a percentage of capital committed by the fund investors or as a percentage of capital committed by the fund, depending upon the status of the fund. In addition, Burford receives performance fees from the funds. Burford’s managed funds (other than the Strategic Value fund and the BOF-C fund) use a so-called “European” structure for the payment of performance fees, in that the manager is not paid any performance fees until fund investors have had their entire capital investment repaid, as opposed to performance fees being paid on profitable resolutions as they occur (referred to as an “American” structure). The impact of this European structure is to delay the receipt of performance fees, and thus while many fund assets have already successfully and profitably concluded, few of those performance fees have yet been paid. Performance fees are recognised when a reliable estimate of the fee can be made and it is highly probable that a significant revenue reversal will not occur.
The asset management income on the face of the consolidated statement of comprehensive income comprises:
	2019	2018	2017
	$’000	$’000	$’000
Management fee income	15,160	10,936	12,069
Performance fee income	—	755	2,389
Total asset management income	15,160	11,691	14,458
The following tables show the impact of consolidating the Strategic Value and BOF-C funds by adding back the elimination entries for consolidation purposes to arrive at Burford’s asset management income at 31 December 2019 and 2018.
For the year ended 31 December 2019	Consolidated total	Elimination of third-party interests	Burford-only
	$’000	$’000	$’000
Management fee income	15,160	3,239	18,399
Performance fee income	—	594	594
Income from BOF-C	—	7,137	7,137
Total asset management income	15,160	10,970	26,130

For the year ended 31 December 2018	Consolidated total	Elimination of third-party interests	Burford-only
	$’000	$’000	$’000
Management fee income	10,936	3,060	13,996
Performance fee income	755	1,048	1,803
Total asset management income	11,691	4,108	15,799

For the year ended 31 December 2017	Consolidated total	Elimination of third-party interests	Burford-only
	$’000	$’000	$’000
Management fee income	12,069	907	12,975
Performance fee income	2,389	262	2,651
Total asset management income	14,458	1,169	15,626

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
10. Asset management income (continued)
Under the co-investing arrangement with the SWF, Burford receives reimbursement of expenses from BOF-C up to a certain level before either party receives a return of capital. After the repayment of capital, Burford then receives a portion of the return generated from the assets held by BOF-C. Amounts received and due from BOF-C from both of these sources is included in Income from BOF-C in the Burford-only figures in the table above. On a consolidated basis, the amounts are included within capital provision income.
11. Liabilities arising from insurance contracts
	2019
	Gross	Reinsurance	Net
	$’000	$’000	$’000
Unearned premiums	4,445	(3,556)	889
Claims incurred but not reported reserve	82	—	82
Total	4,527	(3,556)	971
There were no claims reported during the year or outstanding loss reserve relating to reported claims as at 31 December 2019 (2018: $nil).
Income statement:	2019
$’000
Gross premiums written	4,707
Gross ceded reinsurance premiums	(3,766)
Movement in net unearned premium	(862)
Net premium earned	79
Change in insurance claims reserves	(79)
Net income on insurance contracts	—
Insurance underwriting commission	56
Insurance administrator commission	3,489
Total insurance income	3,545

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
12. Tangible fixed assets
	Fixtures, fittings and equipment	Right-of-use assets – property leases	Total
	$’000	$’000	$’000
Cost:
At 31 December 2018	3,202	—	3,202
Adoption of IFRS 16 – Leases (note 2)	—	5,552	5,552
As at 1 January 2019	3,202	5,552	8,754
Additions	3,398	13,115	16,513
Disposals	(1,370)	(295)	(1,665)
Exchange differences	21	57	68
At 31 December 2019	5,251	18,419	23,670
Depreciation:
At 1 January 2019	(1,336)	—	(1,336)
Charge in period	(912)	(1,862)	(2,774)
Disposals	533	111	644
Exchange differences	(10)	(10)	(20)
At 31 December 2019	(1,725)	(1,761)	(3,486)
Net book value:
At 31 December 2018	1,866	—	1,866
At 31 December 2019	3,526	16,658	20,184
13. Cash management assets
As at 31 December 2019, cash management assets were $37,966,000 (2018: $41,449,000).
Reconciliation of movements	2019	2018
	$’000	$’000
At 1 January	41,449	39,933
Purchases	6,410	17,376
Proceeds on disposal	(9,756)	(11,721)
Net realised gains on disposal	65	527
Fair value movement	(211)	(4,624)
Change in accrued interest	9	(42)
Balance at 31 December	37,966	41,449

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
13. Cash management assets (continued)
The cash management income and bank interest on the face of the consolidated statement of comprehensive income comprise:
	2019	2018	2017
	$’000	$’000	$’000
Realised gains (see above)	65	527	70
Fair value movement (see above)	(211)	(4,624)	823
Interest and dividend income	1,987	1,990	1,006
Bank interest income	4,862	3,908	751
Total cash management income and bank interest	6,703	1,801	2,650
14. Operating expenses
	2019	2018	2017
	$’000	$’000	$’000
Staff costs	49,191	48,198	39,839
Share-based payments	4,519	1,686	1,152
Pension costs	1,285	736	817
Non-executive directors’ remuneration	484	415	348
Non-staff operating expenses	15,724	11,478	7,182
Capital provision asset related costs	6,209	2,981	6,769
Case-related legal fees not included in asset cost	2,903	1,734	—
One-time expenses related to equity and listing matters	1,754	—	—
Expenses incurred by consolidated entities*
Capital provision asset related costs	8,343	3,977	1,039
Non-staff operating expenses	990	626	333
Total operating expenses	91,402	71,831	57,479

*
Expenses incurred by consolidated entities are shown net of adjustments and eliminations as shown in note 23

Directors’ remuneration* comprise:	2019	2018	2017
	$’000	$’000	$’000
Sir Peter Middleton	189	171	114
Hugh Steven Wilson	125	112	108
David Charles Lowe	85	66	63
Charles Nigel Kennedy Parkinson	85	66	63
	484	415	348

*
The Directors are considered to be the Group’s key management personnel as they have the authority and responsibility for planning, directing and controlling the activities of the Group. The Directors’ remuneration is Sterling denominated and represents the total compensation for the Directors.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
14. Operating expenses (continued)
Fees paid and payable to Ernst & Young LLP comprise:	2019	2018	2017
	$’000	$’000	$’000
Audit fees	1,386	961	743
Interim review fees	55	38	45
Tax compliance fees	348	287	206
Tax advisory fees	124	133	253
Other advisory fees	14	166	51
	1,927	1,585	1,298
15. Other assets
	2019	2018
	$’000	$’000
Trade receivable – insurance	658	7,438
Trade receivable – services	1,547	735
Asset management receivables	825	2,118
Reinsurance assets (note 11)	3,556	—
Prepayments	1,375	352
Financial asset held at amortised cost	500	1,500
Tax receivable	—	1,823
Other receivables	4,802	2,347
Total other assets	13,263	16,313
16. Other liabilities
	2019	2018
	$’000	$’000
Audit fee payable	1,385	381
General expenses payable	24,782	30,657
Payable for capital provision assets	36	—
Lease liabilities	19,389	—
Insurance liabilities (note 11)	4,527	—
Tax payable	1,311	—
Due to limited partners	—	8
Total other liabilities	51,430	31,046

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
16. Other liabilities (continued)
The following table sets out the movement in lease liabilities during the year.
	2019	2018
	$’000	$’000
At 1 January	—	—
Change in accounting policy – note 2	6,785	—
Restated at 1 January 2019	6,785	—
Additions	13,115	—
Lease liabilities interest expense	869	—
Payments of lease liabilities during year	(1,433)	—
Exchange differences	53	—
At 31 December	19,389	—
17. Loan capital
The Group has issued the following retail bonds listed on the London Stock Exchange’s Order Book for Retail Bonds.
Issuance date	19-Aug-2014	19-Apr-2016	1-Jun-2017	12-Feb-2018
Issuing entity (100% owned subsidiary)	Burford Capital PLC	Burford Capital PLC	Burford Capital PLC	Burford Capital Finance LLC
Currency	GBP	GBP	GBP	USD
Face amount (in currency)	£90,000,000	£100,000,000	£175,000,000	$180,000,000
Maturity date	19-Aug-2022	26-Oct-2024	1-Dec-2026	12-Aug-2025
Interest rate per annum	6.50%	6.125%	5.00%	6.125%
USD equivalent face value at exchange rate at issuance	$149,562,000	$144,020,000	$225,803,000	$180,000,000
USD equivalent face value at 31 December 2019 exchange rate of $1.321 per £1.00	$118,890,000	$132,100,000	$231,175,000	$180,000,000
Fair value equivalent:
At 31 December 2019	$119,871,000	$128,302,000	$208,924,000	$172,350,000
At 31 December 2018	$121,098,000	$134,872,000	$224,240,000	$177,075,000
The fair value equivalents for the Group’s retail bonds are based on the last traded price for each bond observed on the London Stock Exchange’s Order Book for Retail Bonds.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
17. Loan capital (continued)
Retail bonds	2019	2018
	$’000	$’000
At 1 January	647,992	492,328
Retail bonds issued	—	180,000
Bond issue costs	—	(2,637)
Loan capital finance costs	38,753	38,538
Interest paid	(37,568)	(33,108)
Foreign exchange (gains)/losses	16,165	(27,129)
As at 31 December	665,342	647,992
Split:
Loan capital	655,880	638,665
Loan interest payable	9,462	9,327
Total loan capital	665,342	647,992

	2019	2018	2017
	$’000	$’000	$’000
Loan capital interest expense	37,528	37,334	22,233
Bond issue costs incurred as finance costs	1,225	1,204	743
Loan notes interest expense	—	—	1,275
Loan capital finance costs (above)	38,753	38,538	24,251
Lease liabilities interest expense (see note 16)	869	—	—
Total finance costs	39,622	38,538	24,251
18. Changes in liabilities arising from financing activities
A summary of the changes arising from cash flows and non-cash changes of loan capital is shown below.
	2019	2018	2017
	$’000	$’000	$’000
At 1 January	647,992	492,328	234,258
Cash flows:
Issuance/(repayments) net of issue costs	—	177,363	222,633
Interest paid	(37,568)	(33,108)	(21,281)
Non-cash charges:
Interest expense	37,528	37,334	22,233
Amortisation of bond issue costs	1,225	1,204	743
Foreign exchange (gains)/losses	16,165	(27,129)	33,742
As at 31 December	665,342	647,992	492,328

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
19. Intangible asset
	2019	2018
	$’000	$’000
At 1 January	18,198	27,692
Amortisation	(9,495)	(9,494)
At 31 December	8,703	18,198

	2019	2018
	$’000	$’000
Acquisition of subsidiary	39,666	39,666
Accumulated amortisation	(30,963)	(21,468)
Net book value at 31 December	8,703	18,198
Burford acquired Gerchen Keller Capital (GKC) on 14 December 2016. The intangible asset represents an assessment, for accounting purposes, of the value of GKC’s future asset management income at the date of acquisition. The intangible asset has an estimated useful life extending to 2020 and is being amortised over this period, in accordance with revenue generated from asset management income.
20. Goodwill
Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration over the fair value of the Group’s share of the assets acquired and the liabilities assumed on the date of the acquisition. The goodwill allocated to each of the Group’s operating business segments is set out in the table below.
Carrying Value of Goodwill
	Capital provision	Asset management	Services and other corporate	Total
	$’000	$’000	$’000	$’000
At 1 January 2019	107,991	25,020	955	133,966
Foreign exchange gains	—	—	33	33
At 31 December 2019	107,991	25,020	988	133,999

	Capital provision	Asset management	Services and other corporate	Total
	$’000	$’000	$’000	$’000
At 1 January 2018	107,991	25,020	1,011	134,022
Foreign exchange losses	—	—	(56)	(56)
At 31 December 2018	107,991	25,020	955	133,966
As goodwill does not generate cash flows independently of other assets or groups of assets the recoverable amount, being the value in use, is determined at a cash generating unit (CGU) level. The Group’s CGU’s are consistent with the operating business segments above.
The Group’s value in use calculations require estimates in relation to uncertain items, including management’s expectations of future revenue growth, operating costs, profit margins, operating cash flows, and the discount rate for each CGU.
The future cash flows are discounted using a discount rate that reflects the time value of money. The discount rate used in each CGU is adjusted for the risk specific to the asset.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
20. Goodwill (continued)
The Group is required to test goodwill acquired in a business combination annually for impairment. This was carried out for the period ended 31 December 2019.
Key Assumptions and Sensitivities
The value in use of each CGU is determined using cash flow projections over a five-year period, based on past experience of business performance.
Discount rate
The discount rates used in performing the value in use calculation in 2019 were 9.0% (2018: 9.9%) except for Asset Management where we have used 8.3% (2018: 8.5%) reflecting the lower risk and volatility of income in this CGU. The discount rates estimated on a pre-tax equivalent basis were 10.0% (2018: 11.0%) and 10.4% (2018: 10.7%) for Asset Management.
Growth in commitments
The annual growth rate assumption for the five-year projection period is 5% (2018: 5%). The perpetuity growth rates are determined based on the forecast market growth rates of the economies in which the CGU operates, and they reflect an assessment of the long- term growth prospects of that market. For all CGUs this rate is 2% (2018: 2%).
Return on capital provision assets
The rates of return are determined based on historical experience. The rates used in performing the value in use calculation in 2019 were 22.5% for existing and new capital provision assets (2018: 22.5% and 20% respectively) per annum except for Asset Management where we have used rates of between 6.5% (2018: 6.5%) and 22.5% (2018: 22.5%) reflecting the differing rates of return expected on the different funds.
Sensitivities
Based on the methodology and assumptions set out above, the recoverable amounts estimated using the value in use calculation exceed the carrying amounts including goodwill of the CGU’s by $341,574,000 and $72,429,000 for the capital provision and asset management CGU’s respectively (2018: $464,073,000 and $205,222,000). The sensitivity to the key assumptions are set out in the table below.
		31 December 2019		31 December 2018
		Capital provision	Asset management	Capital provision	Asset management
		$’000	$’000	$’000	$’000
Assumption	Sensitivity
Discount rate	+1%	(259,781)	(17,829)	(168,924)	(32,603)
Terminal growth rate	–1%	(200,020)	(14,374)	(119,958)	(25,205)
Return on capital provision assets	–1%	(198,301)	(9,611)	(224,828)	(34,993)

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
21. Fair value of assets and liabilities
Valuation methodology
The fair value of financial assets and liabilities continue to be valued using the techniques set out in the accounting policies in note 2.
Fair value hierarchy
31 December 2019	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Assets
Capital provision assets
Single case	—	—	458,340	458,340
Portfolio	—	—	1,241,106	1,241,106
Legal risk management	—	—	1,619	1,619
Asset recovery	—	—	86,128	86,128
Indirect – equity securities	65,780	—	192,356	258,136
Equity securities	31,396	—	—	31,396
Cash management investments	37,966	—	—	37,966
Total assets	135,142	—	1,979,549	2,114,691
Liabilities
Financial liabilities at fair value through profit and loss	91,493	—	—	91,493
Capital provision asset subparticipations	—	—	13,944	13,944
Loan capital, at fair value*	629,447	—	—	629,447
Third-party interests in consolidated entities	—	—	235,720	235,720
Total liabilities	720,940	—	249,664	970,604
Net total	(585,798)	—	1,729,885	1,144,087

*
Loan capital is held at amortised cost in the consolidated financial statements and the figures disclosed in the above tables represent the fair value equivalent amounts.

The principal types of capital provision assets transacted by the Group are as follows:
Single case:
Capital provision assets funded by Burford that are subject to binary legal risk, such as financing the costs of a single litigation claim.
Portfolio:
Capital provision assets with multiple paths to recovery, such as financing a pool of litigation claims.
Asset recovery:
Capital provision assets where Burford finances the cost of the pursuit of enforcement of an unpaid legal judgment.
Legal risk management:
Capital provision assets where all or a portion of the financing provided by Burford is providing some form of legal risk arrangement, such as to cover an indemnity or insurance for adverse costs.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
21. Fair value of assets and liabilities (continued)
Where capital is provided on a portfolio basis, Burford provides financing for a group of cases with the same counterparty on terms that tend to recognise the lower risk of loss generally associated with multi-case portfolios. Typically, the cases in the portfolio are cross collateralised, such that losses in one case can be recovered from successes in another. Cases in portfolios are underwritten and priced in a similar manner to single case capital provision assets and are anticipated to achieve a similar risk-adjusted return. Portfolios then allow us to originate larger volumes of assets with greater efficiency.
Asset recovery capital provision assets are underwritten, structured and priced in a similar manner to our single case and portfolio capital provision assets and, as a consequence, are anticipated to have similar risk-adjusted returns.
The key risk and sensitivity across all capital provision assets relates to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.
31 December 2018	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Assets
Capital provision assets
Single case	—	—	217,703	217,703
Portfolio	—	—	1,058,979	1,058,979
Legal risk management	—	—	3,086	3,086
Asset recovery	—	—	42,217	42,217
Indirect – equity securities	137,809	72,692	108,549	319,050
Equity securities	582	—	—	582
Derivative financial asset	—	—	4,154	4,154
Cash management investments	41,449	—	—	41,449
Total assets	179,840	72,692	1,434,688	1,687,220
Liabilities
Financial liabilities at fair value through profit and loss	112,821	—	—	112,821
Derivative financial liabilities	—	—	7,000	7,000
Capital provision asset subparticipations	—	—	3,244	3,244
Loan capital, at fair value*	657,285	—	—	657,285
Third-party interests in consolidated entities	—	—	136,959	136,959
Total liabilities	770,106	—	147,203	917,309
Net total	(590,266)	72,692	1,287,485	769,911

*
Loan capital is held at amortised cost in the consolidated financial statements and the figures disclosed in the above tables represent the fair value equivalent amounts.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
21. Fair value of assets and liabilities (continued)
Movements in Level 3 fair value assets and liabilities
The table below provides analysis of the movements in the level 3 financial assets and liabilities.
	At 1 January 2019	Transfers into level 3	Additions	Realisations	Income for the year	Foreign exchange losses	Transfer to capital provision asset sub- participation	At 31 December 2019
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Single case	217,703	—	179,727	(37,078)	97,787	201	—	458,340
Portfolio	1,058,979	—	116,232	(152,377)	209,265	(1,693)	10,700	1,241,106
Legal risk management	3,086	—	—	(1,762)	190	105	—	1,619
Asset recovery	42,217	—	30,439	(1,438)	13,485	1,425	—	86,128
Indirect – equity securities	108,549	210,501	149,152	(327,274)	51,428	—	—	192,356
Derivative financial assets	4,154	—	—	—	(4,154)	—	—	—
Total level 3 assets	1,434,688	210,501	475,550	(519,929)	368,001	38	10,700	1,979,549
Capital provision asset subparticipations	(3,244)	—	—	—	—	—	(10,700)	(13,944)
Derivative financial liabilities	(7,000)	—	—	—	7,000	—	—	—
Third-party interests in consolidated entities	(136,959)	—	(167,685)	84,242	(15,318)	—	—	(235,720)
Total level 3 liabilities	(147,203)	—	(167,685)	84,242	(8,318)	—	(10,700)	(249,664)

	At 1 January 2018	Transfers into level 3	Additions	Realisations	Income for the year	Foreign exchange losses	Transfer to capital provision asset sub- participation	At 31 December 2018
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Single case	159,054	—	73,103	(134,455)	113,408	(407)	7,000	217,703
Portfolio	651,013	—	292,425	(143,699)	261,110	(4,120)	2,250	1,058,979
Legal risk management	—	—	1,863	—	1,360	(137)	—	3,086
Asset recovery	9,514	—	33,074	(7,138)	7,879	(1,112)	—	42,217
Indirect – equity securities	205,361	49,050	90,175	(259,484)	23,447	—	—	108,549
Derivative financial assets	—	—	7,616	—	(3,462)	—	—	4,154
Total level 3 assets	1,024,942	49,050	498,256	(544,776)	403,742	(5,776)	9,250	1,434,688
Capital provision asset subparticipations	(3,152)	—	(274)	182	—	—	—	(3,244)
Derivative financial liabilities	—	—	—	—	2,250	—	(9,250)	(7,000)
Third-party interests in consolidated entities	(143,639)	—	(113,690)	123,718	(3,348)	—	—	(136,959)
Total level 3 liabilities	(146,791)	—	(113,964)	123,900	(1,098)	—	(9,250)	(147,203)

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
21. Fair value of assets and liabilities (continued)
There were no gains or losses recognised in other comprehensive income with respect to these assets and liabilities.
All transfers into and out of level 3 are recognised as if they have taken place at the beginning of each reporting period. Transfers into level 3 during the year of $210,501,000 (2018: $49,050,000) relate to assets where the underlying asset no longer has a quoted price and becomes subject to the Group’s valuation methodology for level 3 financial instruments as set out in the accounting policies in note 2.
Sensitivity of level 3 valuations
For the vast majority of our legal finance assets, valuation relates to objective events in the litigation process. If there have been no objective events, we typically assess the fair value of our legal finance assets to be equivalent to the cost of the asset in line with our valuation policy and the absence of an objective event impacting valuation assessment. The valuation policy assigns valuation changes in fixed ranges based on these objective events. The policy discounts the impact of the objective events commensurate with the remaining litigation risk, including both the likelihood of a positive outcome and the time required to reach that outcome. Since our legal finance assets are typically relatively short in tenor (two to three years), no additional discounting explicitly for the time value of money is typically applied; rather, the potential impact of timing is encompassed in the applicable value range. In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset. When that occurs, the market evidence is factored into the valuation process; the more robust the market testing of value is, the more weight that is accorded to the market price. The table below provides a stratification of our capital provision direct and indirect level 3 assets at 31 December 2019 and 2018 into different categories of fair valuation factors (reflecting the objective litigation events) that underlie the current valuation of those assets.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
21. Fair value of assets and liabilities (continued)
At 31 December 2019
Consolidated capital provision level 3 assets
	Positive Fair Value Adjustments						Negative Fair Value Adjustments
Asset Fair Valuation Factors (in U.S. dollar thousands)	Total Carrying Value ($)	Cost ($)	Aggregate FV Adjustment ($)	Weighted Average(2) FV Adjustment(1) (%)	Maximum FV Adjustment(1) (%)	Minimum FV Adjustment(1) (%)	Total Carrying Value ($)	Cost ($)	Aggregate FV Adjustment ($)	Weighted Average(7) FV Adjustment(5) (%)	Maximum FV Adjustment(5) (%)	Minimum FV Adjustment(5) (%)
Market transactions(4)	773,133	39,190	733,943	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Ruling or other objective pre-trial event	71,592	51,046	20,546	27%	40%	10%	9,897	18,050	(8,153)	(45)%	(100)%	(32)%
Trial court judgment or tribunal award	45,367	26,092	19,275	49%	60%	40%	392	980	(588)	(60)%	(60)%	(60)%
Appeal judgment	21,431	16,242	5,189	20%	20%	20%	3,625	6,000	(2,375)	(40)%	(50)%	(38)%
Settlements	66,156	51,078	15,078	38%	100%	11%	12,263	27,053	(14,790)	(54)%	(70)%	(9)%
Fair value equivalent to cost of asset	586,768	586,768	—	NA(3)	NA(3)	NA(3)	—	—	—	—	—	—
Portfolios with multiple FV factors(6)	193,900	161,984	31,916	53%	100%	(100)%	—	—	—	—	—	—
Fair value equivalent to cost of asset plus accrued interest	179,147	143,610	35,537	NA(3)	NA(3)	NA(3)	13,209	14,826	(1,617)	NA(3)	NA(3)	NA(3)
Other	1,619	—	1,619	100%	100%	100%	1,050	19,088	(18,038)	(94)%	(100)%	(64)%
Totals:	$1,939,113	$1,076,010	$863,103				$40,436	$85,997	$(45,561)

Total Capital Provision Level 3 Assets:	Carrying Value	Cost	Unrealised Gain
Capital Provision – direct	$1,787,193	$1,003,571	$783,622
Capital Provision – indirect	$192,356	$158,436	$33,920
Total Capital Provision	$1,979,549	$1,162,007	$817,542

(1)
As percentage of expected recovery above cost.

(2)
Weighted by fair value of asset

(3)
Not valued based on a percentage of expected recovery

(4)
Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.

(5)
As percentage of cost

(6)
Portfolios where the underlying cases have multiple FV factors; if a portolio’s cases have only one FV factor, the portfolio is categorised with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.

(7)
Weighted by cost of asset

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
21. Fair value of assets and liabilities (continued)
At 31 December 2018
Consolidated capital provision level 3 assets
	Positive Fair Value Adjustments						Negative Fair Value Adjustments
Asset Fair Valuation Factors (in U.S. dollar thousands)	Total Carrying Value ($)	Cost ($)	Aggregate FV Adjustment ($)	Weighted Average(2) FV Adjustment(1) (%)	Maximum FV Adjustment(1) (%)	Minimum FV Adjustment(1) (%)	Total Carrying Value ($)	Cost ($)	Aggregate FV Adjustment ($)	Weighted Average(7) FV Adjustment(5) (%)	Maximum FV Adjustment(5) (%)	Minimum FV Adjustment(5) (%)
Market transactions(4)	678,333	34,055	644,278	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Ruling or other objective pre-trial event	43,564	36,360	7,204	18%	27%	4%	18,169	60,858	(42,689)	(70)%	(100)%	(32)%
Trial court judgment or tribunal award	5,490	3,887	1,603	40%	50%	30%	5,785	23,969	(18,184)	(76)%	(100)%	(50)%
Appeal judgment	—	—	—	—	—	—	2,500	6,000	(3,500)	(58)%	(60)%	(50)%
Settlements	34,063	28,110	5,953	31%	40%	11%	3,603	13,273	(9,670)	(73)%	(73)%	(73)%
Fair value equivalent to cost of asset	489,944	489,944	—	NA(3)	NA(3)	NA(3)	—	—	—	—	—	—
Portfolios with multiple FV factors(6)	34,879	16,110	18,769	50%	60%	(100)%	—	—	—	—	—	—
Fair value equivalent to cost of asset plus accrued interest	108,549	97,136	11,413	NA(3)	NA(3)	NA(3)	—	—	—	—	—	—
Other	5,084	3,280	1,804	37%	100%	15%	4,725	23,439	(18,714)	(80)%	(100)%	(45)%
Totals:	$1,399,906	$708,882	$691,024				$34,782	$127,539	$(92,757)

Total Capital Provision Level 3 Assets:	Carrying Value	Cost	Unrealised Gain
Capital Provision – direct	$1,326,139	$739,285	$586,854
Capital Provision – indirect	$108,549	$97,136	$11,413
Total Capital Provision	$1,434,688	$836,421	$598,267

(1)
As percentage of expected recovery above cost.

(2)
Weighted by fair value of asset

(3)
Not valued based on a percentage of expected recovery

(4)
Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.

(5)
As percentage of cost

(6)
Portfolios where the underlying cases have multiple FV factors; if a portolio's cases have only one FV factor, the portfolio is categorised with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.

(7)
Weighted by cost of asset

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
21. Fair value of assets and liabilities (continued)
Following origination, the Group engages in a semi-annual review of each capital provision asset’s fair value. At 31 December 2019, should the value of those instruments have been 10% higher or lower than provided for in the Group’s fair value estimation, while all other variables remained constant, the Group’s income and net assets would have increased and decreased respectively by $172,989,000 (2018: $128,749,000). The impact has been provided on a pre-tax basis on both income and net assets as the Group considers the fluctuation in the Group’s effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.
Reasonably possible alternative assumptions
The determination of fair value for capital provision assets, derivative financial liabilities and asset subparticipations involve significant judgements and estimates. Whilst the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset. That estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated.
22. Risk management
Market and asset risk
The Group is exposed to market and asset risk with respect to its cash management assets, capital provision assets, financial liabilities at fair value through profit and loss and derivative financial assets and liabilities. The maximum risk equals the fair value of all such financial instruments.
With respect to the Group’s cash management assets, consisting of corporate bonds and investment funds, market risk is the risk that the fair value of financial instruments will fluctuate due to changes in market variables such as interest rates, credit risk, security and bond prices and foreign exchange rates. At 31 December 2019, should the prices of the investments in corporate bonds and investment funds have been 10% higher or lower while all other variables remained constant, the Group’s income and net assets would have increased and decreased respectively by $3,797,000 (2018: $4,145,000).
With respect to the Group’s financial liabilities at fair value through profit and loss and derivative financial assets the market risk is negligible as the positions are held exclusively as economic hedges against gains and losses arising on offsetting long positions included in the Group’s capital provision assets. The fair value of the Group’s offsetting long positions is approximately $91,493,000 at 31 December 2019 (2018: $112,821,000).
The Group only funds capital provision assets following a due diligence process. However, such assets involve high risk and there can be no assurance of any particular recovery in any individual asset. Certain of the Group’s capital provision assets are comprised of a portfolio of assets thereby mitigating the impact of the outcome of any single asset. While the claims underlying the Group’s capital provision assets are generally diverse, the Group monitors and manages the portfolio for related exposures that finance different clients relative to the same or very similar claims, such that the outcomes on those related exposures are likely to be correlated.
Liquidity risk
The Group is exposed to liquidity risk. The Group’s financing of capital provision assets require funds to meet commitments (see note 30) and for settlement of operating liabilities. The Group’s capital provision

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
22. Risk management (continued)
assets (as described in note 2) typically require significant capital contributions with little or no immediate return and no guarantee of return or repayment. In order to manage liquidity risk the Group finances assets with a range of anticipated lives and holds cash management assets which can be readily realised to meet those liabilities and commitments.
Cash management assets include listed fixed income instruments and investment funds that can be redeemed on short notice or can be sold on an active trading market.
In 2014, 2016, 2017 and 2018, the total issues of $699 million in retail bonds raised sufficient extra capital to help mitigate liquidity risk. Interest payments on the bonds will total approximately $211 million over the remaining three-year, five-year, six-year and seven- year periods until maturity in August 2022, October 2024, August 2025 and December 2026, respectively, at which point the principal amounts shall be repaid.
The tables below summarise the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.
Liabilities
31 December 2019	Less than 3 months	3 to 6 months	6 to 12 months	1 to 5 years	Greater than 5 years	No contractual maturity date	Total undiscounted cash outflows
Financial liabilities at fair value through profit and loss	91,493	—	—	—	—	—	91,493
Due to brokers	51,401	—	—	—	—	—	51,401
Loan interest payable	9,376	9,825	19,201	138,155	34,143	—	210,700
Other liabilities	28,072	791	1,587	12,455	10,029	—	52,934
Loan capital	—	—	—	250,990	411,175	—	662,165
Capital provision asset
subparticipations	—	—	—	—	—	13,944	13,944
Third-party interests in consolidated entities	—	—	—	—	—	235,720	235,720
Deferred tax liabilities	—	—	—	—	—	9,662	9,662
	180,342	10,616	20,788	401,600	455,347	259,326	1,328,019

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
22. Risk management (continued)
31 December 2018	Less than 3 months	3 to 6 months	6 to 12 months	1 to 5 years	Greater than 5 years	No contractual maturity date	Total undiscounted cash outflows
Financial liabilities at fair value through profit and loss	112,821	—	—	—	—	—	112,821
Due to brokers	12,667	—	—	—	—	—	12,667
Loan interest payable	9,247	9,497	18,744	142,485	63,390	—	243,363
Other liabilities	31,046	—	—	—	—	—	31,046
Loan capital	—	—	—	114,921	531,148	—	646,069
Derivative financial liabilities	—	—	—	—	—	7,000	7,000
Capital provision asset subparticipations	—	—	—	—	—	3,244	3,244
Third-party interests in consolidated entities	—	—	—	—	—	136,959	136,959
Deferred tax liabilities	—	—	—	—	—	4,099	4,099
	165,781	9,497	18,744	257,406	594,538	151,302	1,197,268
The tables below present an analysis of the Group’s assets and liabilities split between a current and non-current classification.
	31 December 2019			31 December 2018
	Current	Non-current	Total	Current	Non-current	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Assets:
Cash and cash equivalents	186,621	—	186,621	265,551	—	265,551
Cash management assets	37,966	—	37,966	41,449	—	41,449
Due from brokers	95,226	—	95,226	129,911	—	129,911
Other assets	9,207	4,056	13,263	14,813	1,500	16,313
Due from settlement of capital provision assets	50,608	3,750	54,358	34,026	3,083	37,109
Capital provision assets	—	2,045,329	2,045,329	—	1,641,035	1,641,035
Derivative financial asset	—	—	—	4,154	—	4,154
Equity securities	31,367	29	31,396	—	582	582
Tangible fixed assets	—	20,184	20,184	—	1,866	1,866
Intangible asset	—	8,703	8,703	—	18,198	18,198
Goodwill	—	133,999	133,999	—	133,966	133,966
Deferred tax asset	—	24,939	24,939	—	28,848	28,848
	410,995	2,240,989	2,651,984	489,904	1,829,078	2,318,982

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
22. Risk management (continued)
	31 December 2019			31 December 2018
	Current	Non-current	Total	Current	Non-current	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Liabilities:
Financial liabilities at fair value through profit and loss	91,493	—	91,493	112,821	—	112,821
Due to brokers	51,401	—	51,401	12,667	—	12,667
Loan interest payable	9,462	—	9,462	9,327	—	9,327
Other liabilities	29,324	22,106	51,430	31,046	—	31,046
Loan capital	—	655,880	655,880	—	638,665	638,665
Derivative financial liabilities	—	—	—	7,000	—	7,000
Capital provision asset subparticipations	—	13,944	13,944	—	3,244	3,244
Third-party interests in consolidated entities	—	235,720	235,720	—	136,959	136,959
Deferred tax liabilities	—	9,662	9,662	—	4,099	4,099
	181,680	937,312	1,118,992	172,861	782,967	955,828
Credit risk
The Group is exposed to credit risk in various asset structures (see note 2), most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of invested cost. On becoming contractually entitled to proceeds, depending on the structure of the particular asset, the Group could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant, both or other parties. Moreover, the Group may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately notwithstanding successful adjudication of a claim in the claimant’s favour. The Group’s credit risk is uncertain given that its entitlement pursuant to its assets is generally not established until a successful resolution of claims and the Group’s potential credit risk is mitigated by the diversity of its counterparties and indirect creditors.
The Group is also exposed to credit risk in respect of the cash management assets, due from broker and cash and cash equivalents. The credit risk of the due from broker and cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating (A-2 or higher by S&P; P-2 or higher by Moody’s). Cash management assets are held in a listed fund investing in senior short duration floating rate corporate debt and investment grade corporate bonds.
The Group is also exposed to credit risk from opponents in litigation insurance. The underwriting process includes an assessment of counterparty credit risk and there is a large diversification of counterparties.
The maximum credit risk exposure represented by cash, cash equivalents, due from broker and capital provision assets is as stated on the consolidated statement of financial position.
The Group is exposed to credit risk on financial assets held at amortised cost including amounts due from settlement of capital provision assets and receivables. The maximum credit exposure for amounts due from settlement of capital provision assets and receivables is the carrying value at 31 December 2019 of $62,690,000 (2018: $51,247,000). The Group applies the simplified approach to recognise impairment on settlement and receivable balances based on the lifetime expected credit loss. The Group reviews the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
22. Risk management (continued)
agreement and a forward-looking assessment of macro-economic factors. Based on this review, the Group has not identified any material expected credit loss relating to the financial assets held at amortised cost except for as set out in note 6, the Group recognised $4,083,000 of impairment against two specific financial assets during the year ended 31 December 2019 (2018: nil).
Financial assets are generally considered to be in default when amounts are more than 90 days past due or if sufficient indicators exist that the debtor is unlikely to pay. Amounts are written off as uncollectable when all reasonably collectable amounts have been recovered and following the completion or cessation of enforcement activity.
Currency risk
The Group holds assets denominated in currencies other than US dollars, the functional currency of the Company, including Sterling, the functional currency of Burford UK. Further, the Group issued Sterling loan capital during 2014, 2016, and 2017. It is therefore exposed to currency risk, as values of the assets and liabilities denominated in other currencies will fluctuate due to changes in exchange rates. The Group may use forward exchange contracts from time to time to mitigate currency risk.
At 31 December 2019, the Group’s net exposure to currency risk could be analysed as follows:
	Capital provision assets	Other Net Assets/ (Liabilities)
	$’000	$’000
US dollar	1,837,750	(31,425)
Sterling	65,290	(480,912)
Euro	139,418	—
Australian dollar	2,689	—
Swiss Franc	182	—
	2,045,329	(512,337)
At 31 December 2018, the Group’s net exposure to currency risk could be analysed as follows:
	Capital provision assets	Other Net Assets/ (Liabilities)
	$’000	$’000
US dollar	1,488,582	160,848
Sterling	41,895	(438,693)
Euro	107,888	(36)
Australian dollar	2,670	—
	1,641,035	(277,881)
At 31 December 2019, should the Sterling, Euro, Australian dollar and Swiss Franc have strengthened or weakened by 10% against the US dollar and all other variables held constant, the Group’s net profit and net assets would have (decreased)/increased and increased/(decreased) respectively as noted in the table below:
Increase or (decrease) in net profit and net assets	2019	2018
	$’000	$’000
Sterling	(41,562)	(39,680)
Euro	13,942	10,785
Australian dollar	269	267
Swiss Franc	18	—

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
22. Risk management (continued)
Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to market risk for changes in floating interest rates relates primarily to the Group’s cash, certain cash management assets and capital provision assets. All cash bears interest at floating rates. There are certain capital provision assets, due from settlement of assets and cash management assets that earn interest based on fixed rates; however, those assets do not have interest rate risk as they are not exposed to changes in market interest rates. The Group’s loan capital incurs interest at a fixed rate and so is not exposed to changes in market interest rates. The following table sets out the Group’s exposure to interest rate risk.
	2019	2018
	$’000	$’000
Non interest-bearing	1,666,761	1,430,085
Interest-bearing – floating rate	374,904	509,661
Interest-bearing – fixed rate	(508,673)	(576,592)
Total net assets	1,532,992	1,363,154
The interest-bearing floating rate assets and liabilities are denominated in both US Dollars and Sterling. If interest rates increased/decreased by 25 basis points while all other variables remained constant, the profit for the year and net assets would increase/decrease by $937,000 (2018: $1,274,000). For fixed rate assets and liabilities, it is estimated that there would be no material profit or net assets impact. Fixed rate liabilities include the loan capital as disclosed in note 17.
The maturity profile of interest-bearing assets and liabilities is:
Maturity period at 31 December 2019	Floating	Fixed	Total
	$’000	$’000	$’000
Assets
Less than 3 months	310,646	955	311,601
3 to 6 months	—	802	802
6 to 12 months	—	654	654
1 to 2 years	—	2,140	2,140
Greater than 2 years	64,258	148,941	213,199
Liabilities
Greater than 2 years	—	(662,165)	(662,165)
Net assets/(liabilities)	374,904	(508,673)	(133,769)

Maturity period at 31 December 2018	Floating	Fixed	Total
	$’000	$’000	$’000
Assets
Less than 3 months	415,026	762	415,788
3 to 6 months	—	1,453	1,453
6 to 12 months	—	2,522	2,522
1 to 2 years	—	2,193	2,193
Greater than 2 years	94,635	62,547	157,182
Liabilities
Greater than 2 years	—	(646,069)	(646,069)
Net assets/(liabilities)	509,661	(576,592)	(66,931)

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
22. Risk management (continued)
Management of capital
The Group’s approach to capital management is intended to ensure adequate liquidity to meet its funding commitments and ongoing expenses while also ensuring that adequate resources are available to finance new assets as opportunities arise.
The Group’s assets generate a significant amount of cash proceeds in a typical period as assets are realised into due from settlement receivables, which are in turn, resolved into cash. The Group uses the cash from these realisations as well as fee income as its primary sources of liquidity for funding assets and expenses. Because the timing of cash realisations from its capital provision assets is uncertain, the Group normally maintains a substantial balance of cash and cash management assets to provide liquidity during periods when cash realisations are less than funding and expense needs.
To the degree that the Group intends to grow its capital provision assets portfolio, it requires external financing beyond its cash realisations from assets. Over the past several years, the Group has grown its portfolio beyond its cash realisations. The Group has financed that growth through:
•
Third party fund vehicles, which the Group manages, including the Burford Opportunity Fund and BOF-C raised in 2018 and Burford Alternative Investment Fund raised in 2019.

•
Loan capital in the form of bond issuances totally approximately $699 million issued in 2014, 2016, 2017 and 2018.

•
Share issuance of approximately $245 million in 2018.

The Group manages its balance sheet with relatively low levels of leverage. Its debt issues contain one significant financial covenant, which is a leverage ratio requirement that the Group maintain a consolidated level of net debt (debt less cash) less than 0.5 times the level of tangible assets (total assets less intangibles). At December 31, 2019, the leverage ratio on this basis was 17% (2018: 15%), significantly lower than required.
In planning its bond issuances, the Group has purposely constructed a set of laddered maturities with an overall weighted average maturity well in excess of the expected weighted average life of its legal finance assets. It has also sized these issues so that any single year’s maturity amount is significantly less than the historical annual rate of legal finance asset realisations, such that the Group is expected to have more than sufficient liquidity to redeem these bonds should it choose not to refinance them.
The Group expects from time to time to issue additional debt, depending on its liquidity needs, capital deployment prospects and market conditions.
23. Investment in consolidated entities
Burford may invest in entities that it manages and may be deemed to control such entities, which results in their consolidation on a line-by-line basis as detailed below.
Line-by-line consolidation
The following tables reflect the line-by-line impact of consolidating the results of the entities with the stand alone results for Burford (i.e., if Burford-only accounted for its investment in the entities) to arrive at the totals reported in the consolidated statement of comprehensive income and consolidated statement of financial position.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
23. Investment in consolidated entities (continued)
Consolidated Statement of Comprehensive Income
31 December 2019	Burford-only	Entities	Adjustments and eliminations*	Consolidated total
	$’000	$’000	$’000	$’000
Capital provision income	316,780	60,183	(25,135)	351,828
Asset management income	26,130	—	(10,970)	15,160
Insurance income	3,545	—	—	3,545
Services income	2,133	—	—	2,133
Cash management income and bank interest	6,070	633	—	6,703
Foreign exchange gains/(losses)	2,052	(228)	168	1,992
Third-party share of gains relating to interests in consolidated entities	—	—	(15,318)	(15,318)
Total income	356,710	60,588	(51,255)	366,043
Operating expenses	(82,069)	(19,708)	10,375	(91,402)
Amortisation of intangible asset	(9,495)	—	—	(9,495)
Operating profit	265,146	40,880	(40,880)	265,146
Finance costs	(39,622)	—	—	(39,622)
Profit before tax	225,524	40,880	(40,880)	225,524
Taxation	(13,417)	—	—	(13,417)
Profit after tax	212,107	40,880	(40,880)	212,107
Other comprehensive income	(17,525)	—	—	(17,525)
Total comprehensive income	194,582	40,880	(40,880)	194,582

*
The adjustments and eliminations are required due to the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not have an effect on the net income or total net assets of Burford.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
23. Investment in consolidated entities (continued)
31 December 2018	Burford-only	Entities	Adjustments and eliminations*	Consolidated total
	$’000	$’000	$’000	$’000
Capital provision income	392,525	22,203	(10,498)	404,230
Asset management income	15,799	—	(4,108)	11,691
Insurance income	10,406	—	—	10,406
Services income	1,650	—	—	1,650
Cash management income and bank interest	1,467	954	(620)	1,801
Foreign exchange gains/(losses)	(1,473)	20	—	(1,453)
Third-party share of gains relating to interests in consolidated entities	—	—	(3,348)	(3,348)
Total income	420,374	23,177	(18,574)	424,977
Operating expenses	(67,228)	(8,494)	3,891	(71,831)
Amortisation of intangible asset	(9,494)	—	—	(9,494)
Operating profit	343,652	14,683	(14,683)	343,652
Finance costs	(38,538)	—	—	(38,538)
Profit before tax	305,114	14,683	(14,683)	305,114
Taxation credit	12,463	—	—	12,463
Profit after tax	317,577	14,683	(14,683)	317,577
Other comprehensive income	24,701	—	—	24,701
Total comprehensive income	342,278	14,683	(14,683)	342,278

*
The adjustments and eliminations are required due to the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not have an effect on the net income or total net assets of Burford.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
23. Investment in consolidated entities (continued)
31 December 2017	Burford-only	Entities	Adjustments and eliminations*	Consolidated total
	$’000	$’000	$’000	$’000
Capital provision income	312,412	6,405	(3,537)	315,280
Asset management income	15,626	—	(1,168)	14,458
Insurance income	7,613	—	—	7,613
Services income	1,837	—	—	1,837
Cash management income and bank interest	2,199	718	(267)	2,650
Foreign exchange gains/(losses)	1,554	85	—	1,639
Third-party share of gains relating to interests in consolidated entities	—	—	(863)	(863)
Total income	341,241	7,208	(5,835)	342,614
Operating expenses	(56,107)	(2,278)	906	(57,479)
Amortisation of intangible asset	(11,702)	—	(1)	(11,703)
Operating profit	273,432	4,930	(4,930)	273,432
Finance costs	(24,251)	—	—	(24,251)
Profit before tax	249,181	4,930	(4,930)	249,181
Taxation credit	123	—	—	123
Profit after tax	249,304	4,930	(4,930)	249,304
Other comprehensive income	(28,206)	—	—	(28,206)
Total comprehensive income	221,098	4,930	(4,930)	221,098

*
The adjustments and eliminations are required due to the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not have an effect on the net income or total net assets of Burford.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
23. Investment in consolidated entities (continued)
Consolidated Statement of Financial Position
31 December 2019	Burford-only	Entities	Adjustments and eliminations*	Consolidated total
	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	168,463	18,158	—	186,621
Cash management assets	37,966	—	—	37,966
Due from brokers	—	95,226	—	95,226
Other assets	19,765	6,615	(13,117)	13,263
Due from settlement of capital provision assets	18,989	43,395	(8,026)	54,358
Capital provision assets	1,833,990	496,463	(285,124)	2,045,329
Equity securities	29	31,367	—	31,396
Tangible fixed assets	20,184	—	—	20,184
Intangible asset	8,703	—	—	8,703
Goodwill	133,999	—	—	133,999
Deferred tax asset	24,939	—	—	24,939
Total assets	2,267,027	691,224	(306,267)	2,651,984
Liabilities
Financial liabilities at fair value through profit and loss	—	91,493	—	91,493
Due to brokers	—	51,401	—	51,401
Loan interest payable	9,462	—	—	9,462
Other liabilities	50,995	16,421	(15,986)	51,430
Loan capital	655,880	—	—	655,880
Capital provision asset subparticipations	8,036	14,266	(8,358)	13,944
Third-party interests in consolidated entities	—	—	235,720	235,720
Deferred tax liabilities	9,662	—	—	9,662
Total liabilities	734,035	173,581	211,376	1,118,992
Total net assets	1,532,992	517,643	(517,643)	1,532,992

*
The adjustments and eliminations are required due to the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not have an effect on the net income or total net assets of Burford.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
23. Investment in consolidated entities (continued)
31 December 2018	Burford-only	Entities	Adjustments and eliminations*	Consolidated total
	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	235,977	29,574	—	265,551
Cash management assets	41,449	—	—	41,449
Due from brokers	—	129,911	—	129,911
Other assets	36,706	273	(20,666)	16,313
Due from settlement of capital provision assets	37,109	35	(35)	37,109
Capital provision assets	1,521,591	416,380	(296,936)	1,641,035
Derivative financial asset	—	4,154	—	4,154
Equity securities	582	—	—	582
Tangible fixed assets	1,866	—	—	1,866
Intangible asset	18,198	—	—	18,198
Goodwill	133,966	—	—	133,966
Deferred tax asset	28,848	—	—	28,848
Total assets	2,056,292	580,327	(317,637)	2,318,982
Liabilities
Financial liabilities at fair value through profit and loss	—	112,821	—	112,821
Due to brokers	—	12,667	—	12,667
Loan interest payable	9,327	—	—	9,327
Other liabilities	30,632	9,957	(9,543)	31,046
Loan capital	638,665	—	—	638,665
Derivative financial liabilities	7,000	—	—	7,000
Capital provision asset subparticipations	3,415	6,948	(7,119)	3,244
Third-party interests in consolidated entities	—	—	136,959	136,959
Deferred tax liabilities	4,099	—	—	4,099
Total liabilities	693,138	142,393	120,297	955,828
Total net assets	1,363,154	437,934	(437,934)	1,363,154

*
The adjustments and eliminations are required due to the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not have an effect on the net income or total net assets of Burford.

24. Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in establishing control, for example where contractual arrangements are the dominant factor in affecting an investor’s returns. Structured entities are generally created to achieve a narrow and well-defined objective with restrictions on their permitted activities.
The key considerations in assessing whether the Group controls a structured entity are set out in the Group’s principal accounting policies in note 2.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
24. Structured entities (continued)
Consolidated structured entities
The Group holds investments in certain funds where it also acts as investment adviser. The total investment in these funds was $201,795,000 as at 31 December 2019 (2018: $242,874,000). The Group provides revolving credit facilities to certain investment funds to bridge capital calls when needed. These facilities are entirely discretionary in that the Group is not obligated to provide funding under them. The balance outstanding on the revolving credit facilities as at 31 December 2019 was $nil (2018: $4,744,000).
As at 31 December 2019 $544,909,000 (2018: $478,827,000) of the total assets included in the Group’s balance sheet relates to the consolidated investment funds, held to pay principal and return to the holders of interests in those funds. The Group cannot access the assets except for the investment made by the Group in these funds.
Unconsolidated structured entities
The Group’s maximum exposure to loss from unconsolidated structured entities is the sum total of any capital provision asset held, fee receivables, accrued income and loans to those entities, and is $23,834,000 as at 31 December 2019 (2018: $26,808,000). The Group’s interests in, and exposure to, unconsolidated structured entities are set out below.
As at 31 December 2019	Investment funds	Other	Total
	$’000	$’000	$’000
Capital provision assets	—	11,075	11,075
Other assets	2,012	—	2,012
Total on balance sheet exposures	2,012	11,075	13,087
Off balance sheet – undrawn commitments	—	10,747	10,747
Maximum exposure to loss	2,012	21,822	23,834
Total assets of the entity	923,346	11,075	934,421

As at 31 December 2018	Investment funds	Other	Total
	$’000	$’000	$’000
Capital provision assets	—	9,109	9,109
Other assets	2,118	—	2,118
Total on balance sheet maximum exposure	2,118	9,109	11,227
Off balance sheet – undrawn commitments	—	15,581	15,581
Maximum exposure to loss	2,118	24,690	26,808
Total assets of the entity	693,271	9,109	702,380
Investment funds
The Group acts as investment adviser to a number of unconsolidated funds and sidecar vehicles where the Group’s interest in the funds is generally restricted to management and incentive fees. The value of the fees are typically based on investor commitments, capital deployed or committed to investments and the performance of the fund. The Group provides revolving credit facilities to certain investment funds to bridge capital calls when needed. These facilities are entirely discretionary in that the Group is not obligated to provide funding under them. The figures included in the table above for the comparative 2018 year have been corrected to reflect the discretionary nature of the facilities.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
24. Structured entities (continued)
Other
This includes legal finance assets with structured entities that aggregate claims from multiple parties. The nature and recourse of the Group’s investment in these matters is consistent with the rest of the litigation investments portfolio and the use of the structured entity to aggregate the claims does not introduce incremental risk. The off balance sheet exposure represents the maximum extent of the undrawn committed amounts relating to these litigation commitments.
25. Investments in joint ventures and associates
The Group holds certain of its capital provision assets or in associate companies under joint arrangements that are classified as joint ventures in accordance with IAS 28 Investments in Associates and Joint Ventures and accounted for at fair value through profit and loss in accordance with IFRS 9. The total fair value of the Group’s interest in associate companies as at 31 December 2019 is $4,673,000 (2018:$638,000) and is included in capital provision assets in the consolidated statement of financial position. The total fair value of the Group’s interest in joint ventures as at 31 December 2019 is $106,924,000 (2018: $95,494,000) and is included within capital provision assets in the consolidated statement of financial position. None of the associate companies or joint venture arrangements are individually material to the Group and there are no significant restrictions on the ability of the joint ventures to make cash distributions or repayment of advances to the Group.
The Group’s share of commitments and contingencies for its associates and joint ventures at 31 December 2019 is $1,500,000 and $122,628,000, respectively (2018: $nil and $87,076,000) and are included in the commitment amounts relating to funding obligations on asset agreements disclosed in note 30.
26. Share capital
Authorised share capital	2019	2018
	$’000	$’000
Unlimited ordinary shares of no par value	—	—
Issued share capital	Number	Number
Ordinary shares of no par value	218,649,877	218,649,877
80,000,001 ordinary shares were issued at 100p each on 21 October 2009. A further 100,000,000 ordinary shares were issued at 110p each on 9 December 2010. A further 24,545,454 shares were issued on 12 December 2012 in connection with the restructuring of the Group. A further 3,692,524 shares were issued on 14 December 2016 as part of the GKC acquisition. A further 10,411,898 shares were issued at 1850p each on 4 October 2018.
31 December 2019	Share Capital	Contingent Share Capital	Total
	$’000	$’000	$’000
At 1 January and 31 December	596,454	13,500	609,954
31 December 2018	Share Capital	Contingent Share Capital	Total
	$’000	$’000	$’000
At 1 January 2018	351,249	13,500	364,749
Share capital issued	249,983	—	249,983
Share capital issue costs	(4,778)	—	(4,778)
At 31 December 2018	596,454	13,500	609,954

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
26. Share capital (continued)
Also, the GKC acquisition in 2016 included $15,000,000 of contingent equity consideration. In calculating the fair value of the contingent consideration a discount of 10% was applied for non-performance risk, hence the contingent equity consideration is valued at $13,500,000 at acquisition. Shares of 2,461,682 will be issued only after GKC’s investment funds contribute more than $100 million in performance fee income (and, in certain instances, fee income from new funds or other capital provision income) to Burford. If the $100 million income target is not achieved, no contingent consideration is payable.
27. Long term incentive plan
In 2017 the Group introduced a long-term incentive plan (“LTIP”). Participants will only be entitled to these shares at the end of a three-year period if the Group has met the relevant pre-determined corporate performance measures over the three-year performance period and they are still employed by the Group. The performance measures for the 2017 and 2018 awards are equally weighted between the Group’s total shareholder return as compared to a group of comparable public companies; earnings per share growth adjusted to remove amortisation and other non-cash items; and growth in aggregate asset value defined as gross investment assets plus gross cash receipts from investments. The performance measures for the 2019 awards are weighted 2/3 on the Group’s total shareholder return as compared to a group of comparable public companies; and 1/3 earnings per share growth adjusted to remove amortisation and certain other items.
The expense included within these financial statements arising from equity-settled share-based payment transactions amounted to $4,519,000 (2018: $1,686,000, 2017: $1,652,000).
The following table summarises the fair values and key assumptions used for valuing grants made under the LTIP in each of the years awards were granted:
	2019	2018	2017
Awards granted (number of shares)	695,330	288,752	506,637
Dividend yield (%)	1.00%	1.90%	2.80%
Expected volatility (%)	40.80%	35.60%	25.80%
Risk-free interest rate (%)	0.63%	0.93%	0.15%
Expected life of share awards (years)	3	3	3
Weighted average fair value ($)	15.85	16.72	9.1
Weighted average share price ($)	16.78	19.46	10.27
Model used	Monte Carlo	Monte Carlo	Monte Carlo
The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the awards is indicative of future trends, which may not necessarily be the actual outcome.
28. Profit per ordinary share and comprehensive income per ordinary share
Profit per ordinary share is calculated based on profit attributable to ordinary shareholders for the year of $212,107,000 (2018: $317,577,000, 2017: $249,304,000) and the weighted average number of ordinary shares in issue for the year of 218,649,877 (2018: 210,776,771, 2017: 208,237,979). Comprehensive income per ordinary share is calculated based on total comprehensive income attributable to ordinary shareholders for the year of $194,582,000 (2018: $342,278,000, 2017: $221,098,000), and the same weighted average number of ordinary shares in issue as above The effect of dilution is attributable to the addition of 973,268 shares related to the LTIP (2018: 554,680, 2017: 298,575).

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
29. Dividends
The Directors paid an interim dividend for 2019 of 4.17¢ in December 2019. The Directors proposed and paid a 2017 interim dividend of 3.05¢ in November 2017 and a final dividend of 7.95¢ per share on 22 June 2018 to shareholders on the register as at close of business on 1 June 2018.
30. Financial commitments and contingent liabilities
As a normal part of its business, the Group routinely enters into some financing agreements that oblige the Group to provide continuing funding over time, whereas other agreements provide for the immediate funding of the total commitment. The terms of the former type of agreements vary widely; in some cases (discretionary commitments), the Group has broad discretion as to each incremental funding of a continuing investment, and in others (definitive commitments), the Group has little discretion and would suffer adverse consequences were it to fail to provide incremental funding.
The Group’s funding obligations are capped at a fixed amount in its agreements. At 31 December 2019, the Group had outstanding commitments for $981,554,000 (2018: $646,631,000).
In addition, at 31 December 2019 at current exchange rates, the Group had $89,294,000 of exposure to assets where the Group is providing some form of legal risk arrangement pursuant to which the Group does not generally expect to deploy the full committed capital unless there is a failure of the claim, such as providing an indemnity for adverse costs (2018: $72,523,000).
The following table reflects the line-by-line impact of eliminating the interests of third-parties in the entities which Burford consolidates from the commitment balances reported above to arrive at Burford’s commitments at 31 December 2019.
31 December 2019	Consolidated total	Elimination of third-party interests	Burford-only
	$’000	$’000	$’000
Unfunded commitments – capital provision
Definitive	342,452	(53,939)	288,513
Discretionary	639,102	(99,007)	540,095
Total	981,554	(152,946)	828,608
Legal risk (Definitive)	89,294	(6,233)	83,061

31 December 2018	Consolidated total	Elimination of third-party interests	Burford-only
	$’000	$’000	$’000
Unfunded commitments – capital provision
Definitive	261,578	(6,415)	255,163
Discretionary	385,053	(25,376)	359,677
Total	646,631	(31,791)	614,840
Legal risk (Definitive)	72,523	—	72,523

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
30. Financial commitments and contingent liabilities (continued)
The following tables show the experience over the past two years of deployments during the year on commitments outstanding at the end of the prior year.
Deployments on commitments in 2019	Consolidated total	Elimination of third-party interests	Burford-only
	$’000	$’000	$’000
Outstanding commitments at 31 December 2018	646,631	(31,791)	614,840
Deployed in 2019	99,145	(5,123)	94,022
Deployed in 2019 (%)	15.3%	—	15.3%

Deployments on commitments in 2018	Consolidated total	Elimination of third-party interests	Burford-only
	$’000	$’000	$’000
Outstanding commitments at 31 December 2017	503,435	—	503,435
Deployed in 2018	152,498	—	152,498
Deployed in 2018 (%)	30.3%	—	30.3%
Given the nature of the Company’s business the Company may from time to time receive claims against it or be subject to inbound litigation. Having considered the legal merits of any relevant claims or progressed litigation, and having received relevant legal advice including from external advisers, the Company considers there to be no material contingent liability in respect of any such situations requiring disclosure in the financial statements.
31. Related party transactions
Directors’ fees paid in the year amounted to $484,000 (2018: $415,000). There were no directors’ fees outstanding at 31 December 2019 or 31 December 2018.
The Group holds investments on associates and joint ventures conducted on the same terms as third party transactions. Details of the balances held with associates and joint ventures are set out in note 25. Funding during the year on the investments in associates and joint ventures was $15,914,000 (2018: $80,858,000).
There is no controlling party.
32. Subsequent events
On January 30, 2020, the World Health Organization declared the outbreak of coronavirus (“COVID-19”) to be a public health emergency of international concern. This coronavirus pandemic has severely restricted the level of economic activity around the world. In response to this coronavirus pandemic, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. In response to this the Group has closed its offices and implemented business continuity plans for staff to work from home without noticeable impact on service delivery and operations.
The Group has assessed the coronavirus pandemic as a non-adjusting post balance sheet event.
The Group has undertaken a detailed review of the potential impacts of COVID-19 and continues to monitor developments closely. As at the date of this report the most likely impact for the Group is expected to be some potential delays in the realisation of cash flows from the capital provision asset portfolio.

Notes to the consolidated financial statements (continued)
for the year ended 31 December 2019
32. Subsequent events (continued)
While litigation matters that do not require in-person attendance are continuing, courts and arbitration tribunals are postponing some trials and hearings as they adapt to the new environment. In addition, some liquidity constrained corporate defendants may defer settling cases.
The impact of COVID-19 has also been assessed with respect to the Group’s deferred tax asset and goodwill. While some deterioration of headroom is expected in the short-term due to potential delays in the realisation of capital provision income this is currently not expected to be material enough to impact the recoverability of the deferred tax asset or to trigger an impairment of goodwill. Disruptive events and economic downturns tend to be positive in generating litigation activity and increases the demand for external capital.
Further consideration in respect of the assessment of COVID-19 impact and how this has been considered in respect of forming a conclusion in respect of the going concern assumption for the Group is set out in note 2 on page F-8.
Subsequent to 31 December 2019 various court outcomes or arbitral awards have been obtained relating to certain capital provision assets that, if paid in full, are expected to generate approximately $300 million in capital provision income across the Group. Risk remains in litigation until matters actually pay cash, and it is always possible that the anticipated income described above will be reduced by further court action or by agreement between the parties. The Group has assessed these developments as a non- adjusting post balance sheet event.